As confidentially submitted to the Securities and Exchange Commission on May 19, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.
Registration No. 333-[•]
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AngloGold Ashanti (UK) Limited
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
England	1040	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom
Tel: +44 (0) 203 968 3323
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
AngloGold Ashanti North America Inc.
4601 DTC Blvd., Suite 550
Denver, CO 80237
Tel: +1 (303) 889-0700
(Name, address, including zip code and telephone number including area code, of agent for service)
Copy to:
George Stephanakis
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR, United Kingdom
Tel: +44 (0)20 7453-1000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained in this preliminary prospectus is subject to completion or amendment. A registration statement relating to the securities subject to this preliminary prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.
PRELIMINARY PROSPECTUS
SUBJECT TO AMENDMENT AND COMPLETION, DATED [•], 2023
AngloGold Ashanti (UK) Limited
WE ARE NOT ASKING YOU FOR A PROXY BY MEANS OF THIS PROSPECTUS. THIS IS NOT A PROXY STATEMENT.
The Board of Directors of AngloGold Ashanti Limited (“AGA”) has approved a reorganization transaction. AGA is proposing to its shareholders to establish a new holding company incorporated under the laws of England and Wales, AngloGold Ashanti plc (as AngloGold Ashanti (UK) Limited (“NewCo”) is expected to be known following its re-registration as a public limited company in England), and expects to implement this proposal in three sequential, separate and fully interconditional steps consisting of (i) AGA effecting a distribution in specie to all holders of ordinary shares of AGA (“AGA Ordinary Shares”) (including holders of AGA Ordinary Shares represented by American Depositary Shares (“AGA ADSs”)), pursuant to which AGA will direct NewCo, its wholly owned subsidiary, to issue 46,000 ordinary shares of NewCo (“NewCo Ordinary Shares”) to such AGA shareholders on a pro rata basis, with the aggregate subscription price of USD 46,000 paid by AGA (the “Spin-Off”); (ii) NewCo making and AGA accepting an irrevocable offer to purchase 100 per cent. (100%) of the shares in AngloGold Ashanti Holdings plc (“AGAH”), which will hold all of the operations and assets of AGA and its subsidiaries located outside of the Republic of South Africa (the “AGAH Sale”); and (iii) AGA implementing a scheme of arrangement pursuant to Section 114(1) and Section 115 of the South African Companies Act, No. 71 of 2008, as amended (the “South African Companies Act”) in which its shareholders will exchange their AGA Ordinary Shares (including AGA Ordinary Shares represented by AGA ADSs) for a right and obligation to receive, ipso facto and without any action on the part of such shareholders, the respective pro rata portions of the NewCo Ordinary Shares (the “Scheme”).
In this prospectus, the Spin-Off, the AGAH Sale and the Scheme are referred to collectively as the “Reorganization” and the “Group” refers to (i) AGA and its consolidated subsidiaries prior to the Reorganization and (ii) NewCo and its consolidated subsidiaries upon completion of the Reorganization. Upon completion of the Reorganization, AngloGold Ashanti plc (as NewCo is expected to be known following its re-registration as a public limited company in England) will be the ultimate parent company of the Group and each of AGA and AGAH will be a direct, wholly owned subsidiary of NewCo.
As a result of the Reorganization, each AGA shareholder will own one NewCo Ordinary Share for each AGA Ordinary Share (including AGA Ordinary Shares represented by AGA ADSs) held on the record date for the Spin-Off and the Scheme (the “Reorganization Consideration Record Date”), and the existing AGA shareholders are expected to own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on such record date (subject to adjustments to reflect any exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”).
Based on the current number of issued AGA Ordinary Shares, NewCo will issue up to 419,379,599 NewCo Ordinary Shares in the Reorganization (subject to any adjustments to reflect the exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”).
AGA has resolved to terminate the AGA ADS facility upon completion of the Reorganization. Each outstanding AGA ADS currently represents one AGA Ordinary Share. If any action is required by a holder of AGA ADSs to obtain full access to NewCo Ordinary Shares to be issued in the Reorganization, holders of AGA ADSs will receive separate instructions from the U.S. Exchange Agent (as defined herein).
The purpose of the Reorganization is to enhance the Group’s strategic position. While the business carried out by the Group following the implementation of the Reorganization will remain the same, AGA intends to change its primary listing from the Johannesburg Stock Exchange (“JSE”) to the New York Stock Exchange (“NYSE”) in connection with the transaction. We believe that a primary listing on the NYSE will broaden the appeal of the Group to North American and international investors, which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers. Additionally, NewCo’s incorporation in the United Kingdom will take the Group to a leading, low-risk jurisdiction where the Group already has a corporate presence. See “The Reorganization—Reasons for the Reorganization”.
Approval of each of the AGAH Sale and the Scheme will require the affirmative vote of holders representing at least 75 per cent. (75%) of the voting rights exercised on the applicable resolution by the holders of AGA Ordinary Shares (including AGA Ordinary Shares represented by AGA ADSs) present or represented by proxy at a duly convened general meeting of the shareholders of AGA (the “Shareholders’ Meeting”) and entitled to vote thereon, provided that AGA shareholders representing at least 25 per cent. (25%) of all of the voting rights that are entitled to be exercised in respect of each matter to be decided at the meeting are in attendance, in person or by proxy (not being less than 3 (three) AGA shareholders). No approval of the Spin-Off is being sought from holders of AGA Ordinary Shares or AGA ADSs.
The Shareholders’ Meeting is scheduled for [•], 2023, beginning at [•] South African Standard Time at the 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa, or such other postponed date and time or location as determined in accordance with the provisions of the Memorandum of Incorporation of AGA (the “AGA MOI”), the South African Companies Act and the JSE Listings Requirements (the “JSE Listings Requirements”). AGA will issue a notice to call the Shareholders’ Meeting at least 15 business days prior to the expected date of the Shareholders’ Meeting, in accordance with South African law.
The Reorganization is expected to be completed on or around [•], 2023, subject to the fulfillment or waiver, as applicable, of certain conditions prior to such date, several of which are not under our control. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Operative Date of the Reorganization”.
WE ARE NOT ASKING YOU FOR A PROXY BY MEANS OF THIS PROSPECTUS. THIS IS NOT A PROXY STATEMENT. The Newco Ordinary Shares are exempt from the proxy rules of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the registration statement on Form F-4 of which this prospectus forms a part has been prepared solely to fulfill registration requirements under the U.S. Securities Act of 1933, as amended (the “Securities Act”). A separate circular has been prepared in connection with the Reorganization for the AGA shareholders in accordance with the South African Companies Act, the Companies Regulations, 2011 (the “Companies Regulations”) and the JSE Listings Requirements (the “Reorganization Circular”). The Reorganization Circular will, among other things, provide AGA shareholders with information regarding the Reorganization and the manner in which they may have their vote recorded in relation to the Reorganization. If you hold AGA Ordinary Shares through an intermediary such as a broker/dealer or clearing agency, or if you hold AGA ADSs, you should consult with your intermediary or The Bank of New York Mellon, the depositary for the AGA ADS Program (the “ADS Depositary”), as applicable, about how to obtain information on the Shareholders’ Meeting.
NewCo will apply to list the NewCo Ordinary Shares on the NYSE under the symbol “AU”. Additionally, NewCo will apply to list the NewCo Ordinary Shares on the JSE under the symbol “ANG”, where trading in the NewCo Ordinary Shares is expected to commence three business days prior to the Operative Date (as defined herein), in the form of NewCo Ordinary Share entitlements. NewCo also intends to apply for listings on the A2X Markets (the “A2X”) in South Africa under the symbol “ANG” and on the Ghana Stock Exchange (the “GhSE”) under the symbol “AGA” and, in the form of Ghanaian depositary shares (“GhDSs”), under the symbol “AAD” (each representing one hundredth of a NewCo Ordinary Share).
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities offered in this prospectus, passed on the merits or fairness of the transaction or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
We encourage you to read this prospectus carefully in its entirety, including the “Risk Factors” section beginning on page 32 of this prospectus.
Prospectus dated    , 2023

i

WHERE YOU CAN FIND MORE INFORMATION
AGA files annual reports and other information with the SEC under the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov), on which our annual and other reports are made available. You may also inspect certain reports and other information concerning AGA at the offices of the NYSE located at 11 Wall Street, New York, New York 10005.
Investors may also consult AGA’s website for more information about AGA. AGA’s website is https://www.anglogoldashanti.com. Information included or otherwise accessible through AGA’s website is not a part of, and is not incorporated by reference into, this prospectus.
NewCo has filed with the SEC a registration statement on Form F-4 to register under the Securities Act, the NewCo Ordinary Shares to be issued in connection with the Reorganization described herein. This prospectus forms a part of that registration statement. The registration statement and any amendments thereto will be available for inspection and copying as set forth above. The registration statement, including the attached exhibits, contains additional relevant information about NewCo and the NewCo Ordinary Shares. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
A separate Reorganization Circular has been prepared in connection with the Reorganization for the AGA shareholders in accordance with the South African Companies Act, the Companies Regulations and the JSE Listings Requirements. The Reorganization Circular will, among other things, provide AGA shareholders with information regarding the Reorganization and the manner in which they may have their vote recorded in relation to the Reorganization. The Reorganization Circular additionally will provide AGA shareholders with the Independent Board’s (made up of those members of the board of directors of AGA who, in terms of the Companies Regulations, are independent directors) opinion in respect of the Reorganization and will inform dissenting AGA shareholders of their rights and the manner in which such rights may be exercised.
INCORPORATION BY REFERENCE
The SEC allows NewCo to incorporate by reference certain important business and financial information of AGA filed with the SEC by AGA into this prospectus, which means that:
•	incorporated documents are considered part of this prospectus;
•	NewCo can disclose important information to you by referring you to another document that AGA has filed separately with the SEC;
•	information in this prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus;
•	information in a document incorporated by reference in this prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus; and
•	information that we file in the future with the SEC that we incorporate by reference in this prospectus will automatically update and supersede information in this prospectus.
You should read the information incorporated by reference because it is an important part of this prospectus and includes important information about AGA and its financial condition, business and results. This prospectus incorporates by reference AGA’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 17, 2023 (the “AGA 2022 Form 20-F”).
Certain reports on Form 6-K that AGA furnishes to the SEC indicating, to the extent designated therein, that they are so incorporated by reference into this prospectus, after the date of this prospectus and prior to the date of the Shareholders’ Meeting, may be incorporated by reference into this prospectus. Such documents furnished by AGA are considered to be a part of this prospectus, effective as of the date such documents are furnished.
Upon your written or oral request, AGA will provide to you without charge copies of any or all reports and documents described above (other than exhibits to documents incorporated by reference into this prospectus, unless such exhibits are specifically incorporated by reference). Requests for such copies should be directed to

AGA at the following address and telephone number: AngloGold Ashanti North America Inc., 4601 DTC Blvd., Suite 550, Denver, CO 80237, Attention: Company Secretary and +1 (303) 889-0700. To obtain timely delivery of any of these documents, you must request them no later than [•], 2023, or five business days before the Shareholders’ Meeting.
No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated [•], 2023. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any date other than that date, or the date of such information incorporated by reference. Neither the mailing of this prospectus to you nor the issuance of NewCo Ordinary Shares in connection with the Reorganization will create any implication to the contrary.
This prospectus is made available by NewCo in connection with the Reorganization pursuant to the Securities Act. This prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION
The following are some questions that you may have regarding the Reorganization and the Shareholders’ Meeting, and brief answers to those questions. We urge you to read carefully the remainder of this prospectus because the information in this section does not provide all the information that might be important to you with respect to the Reorganization and the Shareholders’ Meeting. See “Where You Can Find More Information”.
References in this prospectus to “NewCo” refer to AngloGold Ashanti (UK) Limited, a private limited company incorporated under the laws of England and Wales on February 10, 2023 which will be converted to a public company prior to the implementation of the Reorganization. NewCo is currently a direct, wholly owned subsidiary of AGA. We currently expect that, prior to the implementation of the Reorganization, NewCo will change its name to AngloGold Ashanti plc. References in this prospectus to “AGA” refer to AngloGold Ashanti Limited, a public company incorporated under the laws of the Republic of South Africa. References to “we”, “us”, “our”, the “Group” or the “AGA Group” refer to (i) AGA and its consolidated subsidiaries prior to the Reorganization and (ii) NewCo and its consolidated subsidiaries upon completion of the Reorganization.
Q:	Why am I receiving this prospectus?
A:
You are receiving this prospectus because, as of the relevant record date for distribution of this prospectus, you held AGA Ordinary Shares or AGA ADSs (each AGA ADS representing one AGA Ordinary Share). This prospectus describes the proposal to the AGA shareholders to approve the Reorganization. This prospectus also gives you information about NewCo and AGA and other background information to assist you in making an informed decision.

Neither the Reorganization nor this prospectus constitutes an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation.
Q:	What is the Reorganization?
A:
AGA is proposing to its shareholders to establish a new holding company, NewCo, incorporated under the laws of England and Wales. AGA expects to implement this proposal in three sequential, separate and fully interconditional steps consisting of (i) the Spin-Off; (ii) the AGAH Sale; and (iii) the Scheme, pursuant to the terms of an agreement between AGA and NewCo dated as of May 12, 2023 (the “Implementation Agreement”).

In the Spin-Off, AGA will effect a distribution in specie to all holders of AGA Ordinary Shares, pursuant to which AGA will direct NewCo, its wholly owned subsidiary, to issue 46,000 NewCo Ordinary Shares to such AGA shareholders on a pro rata basis, with the aggregate subscription price of USD 46,000 paid by AGA.
In the AGAH Sale, NewCo will make an irrevocable offer to AGA to purchase 100 per cent. (100%) of the shares in AGAH (the “Irrevocable Offer to Purchase”), which will hold all of the operations and assets of AGA and its subsidiaries located outside of the Republic of South Africa. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase.
In the Scheme, which is a scheme of arrangement pursuant to Section 114(1) and Section 115 of the South African Companies Act between AGA and its shareholders, proposed by the board of directors of AGA (the “AGA Board”), NewCo will acquire all of the issued and outstanding AGA Ordinary Shares from the AGA shareholders in consideration for a right and obligation to receive, ipso facto and without any action on the part of such AGA shareholders, the respective pro rata portions of the NewCo Ordinary Shares.
As a result of the Reorganization, each AGA shareholder will own one NewCo Ordinary Share for each AGA Ordinary Share (including the AGA Ordinary Shares represented by AGA ADSs) held on the Reorganization Consideration Record Date, and the existing AGA shareholders are expected to own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on such record date (subject to adjustments to reflect any exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”). Upon completion of the Reorganization, AngloGold Ashanti plc (as NewCo is expected to be known following its re-registration as a public limited company in England) will be the ultimate parent company of the Group and each of AGA and AGAH will be a direct, wholly owned subsidiary of NewCo. See “The Reorganization” and “Terms of the Reorganization and the Shareholders’ Meeting”.

The implementation of the Reorganization is subject to requisite shareholder approvals, among other conditions precedent. See “Terms of the Reorganization and the Shareholders’ Meeting—Reorganization Conditions”. The failure or inability to implement any one or more of the Spin-Off, the AGAH Sale and the Scheme will result in the failure of all of the steps comprising the Reorganization.
Upon implementation of the Reorganization, the AGA Ordinary Shares will be delisted from the JSE in accordance with the JSE Listings Requirements and AGA will procure the delisting of the AGA Ordinary Shares from the A2X and the GhSE and the delisting of the AGA ADSs from the NYSE. Additionally, AGA has resolved to terminate its listing on the Australian Securities Exchange Ltd. (the “ASX”) regardless of whether the Reorganization is implemented.
AGA has resolved to terminate the AGA ADS facility upon completion of the Reorganization. Upon such termination, all outstanding ADSs will be converted into a right to receive delivery of a corresponding number of NewCo Ordinary Shares in connection with the Reorganization.
Any trades in AGA ADSs made in the two business days preceding the Reorganization will, as a result of the Reorganization taking effect, be settled after the Reorganization by the delivery of NewCo Ordinary Shares issued upon conversion of the AGA Ordinary Shares underlying the AGA ADSs.
Q:	What is the purpose of the Reorganization?
A:
The purpose of the Reorganization is to enhance the Group’s strategic position. While the business carried out by the Group following the implementation of the Reorganization will remain the same, AGA intends to change its primary listing from the JSE to the NYSE in connection with the transaction. We believe that a primary listing on the NYSE will broaden the appeal of the Group to North American and international investors, which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers. Additionally, NewCo’s incorporation in the United Kingdom will take the Group to a leading, low-risk jurisdiction where the Group already has a corporate presence. See “The Reorganization —Reasons for the Reorganization”.

Q:	Will any other transactions be implemented in connection with the Reorganization?
A:
Prior to the completion of the Reorganization, AGA will transfer 100 per cent. (100%) of the issued and outstanding stock in AngloGold Ashanti USA Incorporated (a wholly owned subsidiary of AGA) to AGAH, resulting in AngloGold Ashanti USA Incorporated becoming a wholly owned subsidiary of AGAH.

Upon completion of the AGAH Sale, NewCo will assume the obligations and covenants of AGA as guarantor of the notes issued by AGAH pursuant to an indenture dated as of April 28, 2010 among AGAH, as issuer, AGA, as guarantor and The Bank of New York Mellon, as trustee. In addition, we expect that NewCo will become a guarantor under the multi-currency syndicated facility agreement dated as of June 9, 2022, by and among AGAH and AngloGold Ashanti Australia Limited, as borrowers, The Bank of Nova Scotia, as agent, and certain financial institutions party thereto, following implementation of the Reorganization. See “The Reorganization”.
In consideration for the purchase of 100 per cent. (100%) of the shares in AGAH in the AGAH Sale, NewCo will issue notes to AGA in an aggregate principal amount equal to the fair market value of such shares (the “NewCo Notes”). Following completion of the Reorganization, AGA will declare a dividend in specie to its shareholder NewCo of a portion of the NewCo Notes, which will then be canceled (the “NewCo Notes Distribution”).
Additionally, following completion of the Reorganization:
•
AGA will be converted to a private company under South African law (the “Conversion”) and will make an election to be disregarded for U.S. federal income tax purposes (the “Election”, together with the Reorganization and the Conversion, the “U.S. Tax Reorganization”); and

•	NewCo intends to undertake a capital reduction to create distributable reserves. See “Terms of the Reorganization and the Shareholders’ Meeting—The Capital Reduction.”

Q:	What are the conditions to the Reorganization?
A:
The completion of the Reorganization is subject to the fulfillment or, alternatively the waiver (to the extent permitted by applicable law and the Implementation Agreement) of the fulfillment, as the case may be, of certain conditions precedent (the “Reorganization Conditions”), including that:

•
the AGAH Sale Special Resolution and the Scheme Special Resolution (each as defined herein) have been passed by the requisite majorities, as applicable, of AGA shareholders entitled to vote on the AGAH Sale and the Scheme, respectively, approving each of the AGAH Sale and the Scheme under the South African Companies Act, and (i) to the extent required by the South African Companies Act, the AGAH Sale and the implementation of the Scheme is approved by the High Court of South Africa and (ii) if applicable, AGA has not elected to treat the Scheme Special Resolution as a nullity under the South African Companies Act;

•
AGA has received no valid demands as contemplated in section 164(5) to (8) of the South African Companies Act (whether in relation to the AGAH Sale or the Scheme) which in aggregate represent more than three and a half per cent. (3.5%) of the voting rights attaching to the AGA Ordinary Shares. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”;

•
the JSE has granted all approvals required for the AGAH Sale and Scheme (such approval being in such form as is customarily issued by the JSE in relation to similar transactions) and the secondary listing of the NewCo Ordinary Shares on the Main Board of the JSE and approval of all documentation required by the JSE to be submitted to it in connection with the AGAH Sale, Scheme and such listing;

•
the SEC has made a declaration confirming the effectiveness of this registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 is in effect and no proceedings for such purpose are pending before or threatened by the SEC;

•	the NYSE has granted all approvals required for the listing of the NewCo Ordinary Shares on the NYSE, subject to notice of issuance;
•	to the extent required, other regulatory approvals, consents or rulings necessary to implement the Reorganization have been obtained; and
•
AGA has not, prior to 10:00 a.m. South African Standard Time on the Long Stop Date (as defined herein), exercised its right to cancel the Implementation Agreement as a result of the occurrence of a Material Adverse Effect.

Approval from the South African Reserve Bank (“SARB”), the South African National Treasury and the South African Minister of Finance (collectively, the “South African Authorities”) was obtained on March 29, 2023 subject to certain conditions, including that:
•	neither AGA nor any other South African subsidiary of the Group will provide any guarantees in order to enable the Reorganization;
•
NewCo has undertaken to nominate two representatives from South Africa for election by shareholders to the NewCo Board (as defined herein) at each annual general meeting for five years following completion of the Reorganization and to nominate at least one representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

•
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganization;

•	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and
•
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorized dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.
At any time prior to 10:00 a.m. South African Standard Time on the Long Stop Date, or such other date as is specified in the Implementation Agreement or is agreed between AGA and NewCo, AGA may cancel the Implementation Agreement by means of a written notice to NewCo if a Material Adverse Effect has occurred.
“Material Adverse Effect” means any change, event, effect, fact, circumstance, development or occurrence (whether known, unknown or reasonably foreseeable by AGA on the date of execution of the Implementation Agreement, and including any change, event, effect, fact, circumstance, development or occurrence relating to taxation) that, individually or in the aggregate with other changes, events, effects, facts, circumstances, developments or occurrences, in the reasonable opinion of AGA (a) relates to the Reorganization and decreases, or could reasonably be expected to decrease, the free cash flow of the AGA Group or NewCo and its subsidiaries from time to time by at least $150,000,000, (b) prevents or impairs or delays (for a period of at least 60 days), or could reasonably be expected to prevent or impair or delay (for a period of at least 60 days), the implementation of the Reorganization or the ability of AGA or NewCo to perform its obligations under the Implementation Agreement, or (c) increases, or could reasonably be expected to increase, the costs to the AGA Group or NewCo and its subsidiaries from time to time of implementing the Reorganization by at least $150,000,000.
See “Terms of the Reorganization and the Shareholders’ Meeting—Reorganization Conditions”.
Q:	What will I receive in connection with the Reorganization?
A:
As a result of the Reorganization, each AGA shareholder will own one NewCo Ordinary Share for each AGA Ordinary Share (including the AGA Ordinary Shares represented by AGA ADSs) held on the Reorganization Consideration Record Date. The NewCo Ordinary Shares to be issued in connection with the Reorganization are sometimes referred to in this prospectus as the “Reorganization Consideration”. See “Terms of the Reorganization and the Shareholders’ Meeting—Reorganization Consideration”, and “Terms of the Reorganization and the Shareholders’ Meeting—The Effect of the Reorganization on AGA Ordinary Shares, AGA ADSs and Ghanaian depositary shares”.

Q:	When is the Reorganization expected to be completed?
A:
The Reorganization is currently expected to be completed on or around [•], 2023, subject to the fulfillment of the Reorganization Conditions, several of which are not under our control. See “Terms of the Reorganization and the Shareholders’ Meeting—Reorganization Conditions” and “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares—Failure to timely implement the Reorganization could negatively affect the market price of AGA Ordinary Shares and AGA ADSs”.

Q:	What potential negative consequences did AGA consider regarding the Reorganization?
A:
The AGA Board considered potential negative consequences and risks that may arise from the Reorganization, including the following factors: (1) while the Group will incur significant nonrecurring transaction costs and expenses in connection with the implementation of the Reorganization and the NewCo Notes Distribution, the Reorganization is not expected to result in any significant cost savings or synergies for the Group, despite the other benefits identified under “The Reorganization—Reasons for the Reorganization”; and (2) the Group’s failure to timely implement the Reorganization could negatively affect the market price of AGA Ordinary Shares and AGA ADSs. However, the AGA Board concluded unanimously that the expected benefits of the Reorganization outweigh the potential negative consequences and risks. See “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares”.

Q:	Do any of AGA’s directors or executive officers have interests in the Reorganization that may be additional to those of other shareholders?
A:
Yes. You should be aware that certain members of the AGA Board and management participated in determining the terms of the Reorganization. These individuals may have certain interests in the proposed Reorganization that are additional to the interests of AGA shareholders generally and that may have caused them to view the Reorganization more favorably or differently from the way other AGA shareholders would view it.

We expect that all members of the AGA Board will become members of the Board of Directors of NewCo (the “NewCo Board”) at or prior to the time that the Reorganization is completed. We expect that all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo at or prior to the time that the Reorganization is completed. See “The Reorganization—Interests of Certain Persons in the Reorganization”.
However, the members of the AGA Board will be granted no special benefits in connection with the Reorganization. None of the members of the AGA Board or the members of the executive management of AGA will receive compensation due to the Reorganization. Further, no changes to the remuneration package for the AGA Board or executive management of AGA are intended to be made in connection with the Reorganization.
Q:	Are there any risks related to the Reorganization that I should consider?
A:	Yes. There are risks associated with all corporate reorganizations, including the implementation of the Reorganization. See “Risk Factors”.
Q:	If the Reorganization is implemented, will my NewCo Ordinary Shares be listed for trading?
A:
The NewCo Ordinary Shares will be listed on the NYSE on the Operative Date and entitlements thereto will start trading on the JSE three business days before the Operative Date. Additionally, NewCo expects to be listed on the A2X and the GhSE. It is a condition to the completion of the Reorganization that the NewCo Ordinary Shares be approved for listing on the NYSE, subject to notice of issuance, and be admitted to listing on the main board of the JSE. The listings on the NYSE, the JSE, the A2X and the GhSE are intended to maintain the Group’s and its shareholders’ access to AGA’s key historic trading markets, with the primary listing on the NYSE expected to facilitate enhanced access to the Group’s North American investor base. Following the implementation of the Reorganization, AGA will cease to be listed on the JSE, the A2X, the NYSE and the GhSE. Additionally, AGA expects to terminate its listing on the ASX regardless of whether the Reorganization is implemented.

Q:	What happens if the Reorganization is not implemented?
A:
If the requisite majority of AGA shareholders do not approve the AGAH Sale and the Scheme at the Shareholders’ Meeting, or if the Reorganization is not implemented for any other reason, the holders of AGA Ordinary Shares and AGA ADSs will continue to hold their AGA Ordinary Shares and AGA ADSs, respectively, and any exercise of appraisal rights by the holders of AGA Ordinary Shares will not be effective. In that case, AGA will continue to be the holding company of the Group and will remain a publicly traded company with AGA Ordinary Shares listed on the JSE and AGA ADSs listed on the NYSE, as well as a listing on the A2X and the GhSE. AGA expects to terminate its listing on the ASX regardless of whether the Reorganization is implemented. To the extent one or both of the AGAH Sale and the Scheme are not ultimately implemented after the Spin-Off and, if applicable, the AGAH Sale is implemented, the steps that have been completed will be unwound. See “The Implementation Agreement” and “The Irrevocable Offer to Purchase”.

Q:	What are the material tax consequences of the Reorganization and the related transactions to AGA shareholders?
A:
The tax consequences of the Reorganization and the related transactions for any particular AGA shareholder will depend on the shareholder’s particular facts and circumstances. Moreover, the description below and elsewhere in this prospectus does not relate to the tax laws of any jurisdiction other than the United States, the United Kingdom and the Republic of South Africa. Accordingly, AGA shareholders are urged to consult their tax advisors to determine the tax consequences of the Reorganization and the related transactions to them in light of their particular circumstances, including the effect of any state, local or national law.
U.S. tax consequences
It is intended that, for U.S. federal income tax purposes, the U.S. Tax Reorganization will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the U.S. Treasury rules and regulations promulgated thereunder (the “Code”) and AGA has received a private letter ruling from the IRS confirming that the U.S. Tax Reorganization satisfies certain requirements of Section 368(a)(1)(F) of the Code. However, the completion of the Reorganization is not conditioned on the qualification of the U.S. Tax Reorganization as a “reorganization” within the meaning of Section 368(a) or upon the receipt of a ruling from the IRS or an opinion of counsel to that effect. If the U.S. Tax Reorganization is treated as a “reorganization” within the meaning of Section 368(a) of the Code, subject to certain exceptions, the U.S. Shareholders (as defined in “Tax Consequences—Material U.S. Federal Income Tax Consequences” below) of AGA generally will not be subject to U.S. federal income taxation on the exchange of AGA Ordinary Shares or AGA ADSs for NewCo Ordinary Shares, as applicable. A U.S. shareholder that exercises its appraisal rights and receives cash in respect of its AGA Ordinary Shares should recognize gain or loss. See “Tax Consequences—Material U.S. Federal Income Tax Consequences”.
U.K. tax consequences
Non-U.K. Holders will not be subject to U.K. income tax, corporation tax, or capital gains tax in respect of the Spin-Off or the Scheme. Non-U.K. Holders may be subject to foreign taxation depending on their personal circumstances.
No U.K. stamp duty or stamp duty reserve tax (“SDRT”) will be payable by Non-U.K. Holders on (i) the transfer under the Scheme of their AGA Ordinary Shares or, in the case of a holder of AGA ADSs, the AGA Ordinary Shares underlying those AGA ADSs; or (ii) the allotment and issue of the NewCo Ordinary Shares as part of the Reorganization (whether under the Spin-Off or under the Scheme).
AGA intends to seek a clearance from His Majesty’s Revenue and Customs (“HMRC”) that an agreement to transfer Entitlements (as defined herein) will not be subject to SDRT for the interim period where such Entitlements are available for trading. If such a clearance is not obtained, HMRC may take the position that an agreement to transfer Entitlements will be subject to SDRT at a rate of 0.5 per cent. (0.5%) (see “Risk Factors—Risks Related to Taxation— AGA may not obtain a clearance from HMRC that an agreement to transfer Entitlements is not subject to SDRT”).
References in this section to “Non-U.K. Holders” are to holders of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares (as applicable) who, at the relevant time, (i) are not resident or domiciled for tax purposes in the United Kingdom, and to whom split-year treatment does not apply; (ii) do not have a permanent establishment or branch or agency in the United Kingdom to which their AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares (as applicable) are attributable; (iii) have not, in the case of individuals, within the past five years been resident for tax purposes in the United Kingdom; (iv) are not carrying on a trade, profession, or vocation in the United Kingdom; (v) are the absolute beneficial owner of their AGA Ordinary Shares, AGA ADSs, or NewCo Ordinary Shares (as applicable) and any dividends paid in respect of them; (vi) hold their AGA Ordinary Shares or NewCo Ordinary Shares (as applicable) as an investment (rather than, for example, as securities to be realized in the course of a trade); (vii) hold their AGA Ordinary Shares, AGA ADSs, or NewCo Ordinary Shares (as applicable) other than under a self-invested personal pension plan, individual savings account, or other regime providing for exemption from tax; and (viii) are not members of a special class of holders subject to special rules, including those detailed in “Tax Consequences—Material U.K. Tax Consequences—Scope of discussion”. See “Tax Consequences—Material U.K. Tax Consequences”.
South African tax consequences
NewCo believes that, for South African income tax purposes, the Reorganization will result in a disposal event that may trigger taxes either on capital account or revenue account for AGA shareholders (unless they are exempt from taxation in South Africa).

Income Tax and Capital Gains Tax
For South African Shareholders (as defined herein) that hold their AGA Ordinary Shares on capital account, a capital gain will arise to the extent that the market value of the NewCo Ordinary Shares exceeds the base cost of the AGA Ordinary Shares held by the respective tax resident shareholders. In the alternative, to the extent that the market value of the NewCo Ordinary Shares is less than the base cost of the AGA Ordinary Shares held by the respective shareholders a capital loss will arise.
For South African Shareholders that hold their respective AGA Ordinary Shares as trading stock/inventory, any gain or loss will be treated on revenue account and taxed at the higher effective tax rates applicable to transactions that occur on revenue account.
Non-South African Shareholders (as defined herein) are generally exempt from South African taxes unless the non-South African Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa.
Future NewCo Dividend Payments
South African NewCo shareholders who are not exempt from the dividends tax will be subject to a dividends tax at the rate of 20 per cent. (20%) on all dividends declared and paid by NewCo in respect of NewCo Ordinary Shares that are listed on the JSE (other than dividends that consist of the distribution of an asset in specie) unless an exemption from such tax applies. Non-South African NewCo shareholders will not be subject to taxation on dividends in South Africa.
See “Tax Consequences—Material South African Tax Consequences”.
Q:	If the Reorganization is implemented, how will my rights as an AGA shareholder or AGA ADS Holder change?
A:
The rights of holders of AGA Ordinary Shares are governed by South African law and by the AGA MOI. If the Reorganization is completed, holders of AGA Ordinary Shares and AGA ADSs will become beneficial owners of NewCo Ordinary Shares (subject to any adjustments to reflect the exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”). The rights of holders of NewCo Ordinary Shares will be governed by the laws of England and Wales and NewCo’s articles of association (the “NewCo Articles”). If the Reorganization is completed, your future rights as a beneficial owner of NewCo Ordinary Shares under English company law will differ from your current rights as a shareholder under South African company law. See “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares—The NewCo Ordinary Shares to be received as a result of the Reorganization have different rights from the AGA Ordinary Shares”.

For a summary of the material differences between the rights of holders of AGA Ordinary Shares and the rights of holders of NewCo Ordinary Shares, see “Comparison of Rights of Shareholders of AGA and NewCo”.
Q:	When and where will the Shareholders’ Meeting be held?
A:
The Shareholders’ Meeting of the AGA shareholders will be held on [•], 2023, beginning at [•] South African Standard Time at 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa, or such other postponed date and time or location as determined in accordance with the provisions of the AGA MOI, the South African Companies Act, and the JSE Listings Requirements.

Shareholders of AGA or duly appointed proxies of such shareholders entitled to attend the Shareholders’ Meeting may participate in the Shareholders’ Meeting via electronic communication but will not be permitted to vote via electronic communication. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.
Q:	What matters will be voted on at the Shareholders’ Meeting?
A:
At the Shareholders’ Meeting, AGA shareholders will be asked to consider and vote, among other things, on a special resolution (the “AGAH Sale Special Resolution”) to approve the AGAH Sale, pursuant to which

NewCo will make an irrevocable offer to AGA to purchase 100 per cent. (100%) of the shares in AGAH, which it is the present, non-binding intention of AGA to accept, and on a special resolution (the “Scheme Special Resolution”) to approve the Scheme, pursuant to which NewCo will acquire all of the issued and outstanding AGA Ordinary Shares from AGA shareholders in consideration for the issuance of NewCo Ordinary Shares. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.
Q:	When will the Shareholders’ Meeting of the AGA shareholders be considered regularly convened and the resolutions at such Shareholders’ Meeting validly adopted?
A:
The Shareholders’ Meeting will be considered regularly convened when AGA shareholders representing at least 25 per cent. (25%) of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting are in attendance, in person or by proxy. In addition, at least three AGA shareholders must be present, in person or by proxy. Once such a quorum has been established, the meeting may continue, so long as the shareholders that constituted the quorum continue to be present at the meeting, in person or by proxy. Abstentions and broker non-votes will be included in the calculation of the number of AGA Ordinary Shares represented at the Shareholders’ Meeting for purposes of determining whether such a quorum has been achieved. For a special resolution to be approved by AGA shareholders, it must be supported by at least 75 per cent. (75%) of the voting rights exercised on the resolution by the holders of AGA Ordinary Shares (including AGA Ordinary Shares represented by AGA ADSs) present or represented by proxy at the Shareholders’ Meeting and entitled to vote on the resolution. Votes to abstain and broker non-votes will not be counted as voting rights exercised for the purpose of calculating the aforementioned percentage (i.e., these votes are excluded from both the numerator and the denominator).

Q:	Who is entitled to vote at the Shareholders’ Meeting?
A:
The record date on which holders of AGA Ordinary Shares must be recorded in the securities register of AGA in order to vote at the Shareholders’ Meeting is [•], 2023 (the “Ordinary Share Voting Record Date”). The last day to trade AGA Ordinary Shares on the JSE in order to be recorded in the register on the Ordinary Share Voting Record Date is [•], 2023. Anyone becoming an AGA shareholder subsequent to the Ordinary Share Voting Record Date will not be entitled to attend or vote at the Shareholders’ Meeting either by person or by proxy. In addition, any such AGA shareholder will be bound by the results of the votes on the AGAH Sale Special Resolution and the Scheme Special Resolution at the Shareholders’ Meeting to the extent that they remain on the securities register of AGA as of the Reorganization Consideration Record Date and may not exercise appraisal rights. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”.

The record date on which holders of AGA ADSs must be recorded in the register of the ADS Depositary in order to give instructions for the exercise of voting rights at the Shareholders’ Meeting is [•], 2023 (the “ADS Voting Record Date”). Anyone becoming an AGA ADS holder subsequent to the ADS Voting Record Date will not be entitled to give instructions for the exercise of voting rights at the Shareholders’ Meeting.
See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.
Q:	Is my proxy being solicited in connection with the Shareholders’ Meeting?
A:
We are not asking you for a proxy by means of this prospectus. This is not a proxy statement. The NewCo Ordinary Shares are exempt from the proxy rules of the Exchange Act and the registration statement on Form F-4 of which this prospectus forms a part has been prepared solely to fulfill registration requirements under the Securities Act. A separate Reorganization Circular has been prepared in connection with the Reorganization for the AGA shareholders in accordance with the South African Companies Act, the Companies Regulations and the JSE Listings Requirements. The Reorganization Circular will, among other things, provide AGA shareholders with information regarding the Reorganization and the manner in which they may have their vote recorded in relation to the Reorganization.

Q:	As a holder of AGA Ordinary Shares, how do I vote?
A:
Record holders of AGA Ordinary Shares (including certificated AGA Ordinary Shares) on the Ordinary Share Voting Record Date are entitled to attend, speak and vote (or abstain from voting) in person at the Shareholders’ Meeting or may appoint a proxy in writing, using the relevant proxy form.

If you are a beneficial owner and your AGA Ordinary Shares are held through a Central Securities Depositary Participant (“CSDP”) or bank or broker or a custodian (i.e., not recorded in your own name), you will receive or should seek information from the CSDP, bank, broker or custodian holding your shares concerning how to instruct your CSDP, bank, broker or custodian as to how to vote your shares.
If your shares are not recorded in your own name, you should notify your duly appointed CSDP, bank, broker, or custodian in the manner and subject to the cut-off time stipulated in the custody agreement governing your relationship with your CSDP, bank, broker or custodian.
See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.
Q:	As a holder of AGA Ordinary Shares, what will be the consequences if I do not attend the Shareholders’ Meeting in person or by proxy?
A:
In order to vote your AGA Ordinary Shares at the Shareholders’ Meeting, you must either attend the Shareholders’ Meeting and vote in person or confer your proxy (or, to the extent applicable, have your CSDP, bank, broker or custodian record your instructions and vote the AGA Ordinary Shares you hold in accordance with your instructions). If you do not attend the Shareholders’ Meeting in person or confer your proxy (or, to the extent applicable, have your CSDP, bank, broker or custodian record your instructions and vote the AGA Ordinary Shares you hold in accordance with your instructions), your AGA Ordinary Shares will not be counted to establish a quorum to open the Shareholders’ Meeting, voted in respect of the proposed resolutions, or taken into account in calculating whether the requisite majority required to approve the AGAH Sale and the Scheme has been achieved. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.

Q:	As a holder of AGA ADSs, how do I vote?
A:
As a holder of AGA ADSs on the ADS Voting Record Date, you are entitled to instruct the ADS Depositary on how to vote the AGA Ordinary Shares that your AGA ADSs represent. If you are a registered holder of AGA ADSs, you should receive a voting instruction card from the ADS Depositary, which you should mark, sign and return to the ADS Depositary, to be received prior to 5:00 p.m. Eastern Standard Time on [•], 2023. If you hold AGA ADSs in a securities account through a broker or other securities intermediary, you should receive voting materials from your intermediary, which you should use to give voting instructions to your intermediary, to be received prior to the cut-off date and time specified in those materials. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.

Q:	As a holder of AGA ADSs, may I attend the Shareholders’ Meeting to vote?
A:
No. AGA ADS holders are not entitled to attend the Shareholders’ Meeting in person. Instead, those AGA ADS holders that provide clear and timely instructions to the ADS Depositary as to how to vote the AGA Ordinary Shares underlying their AGA ADSs will be represented at the Shareholders’ Meeting by the ADS Depositary, which will endeavor to vote those shares as instructed by those holders. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.

Q:	As a holder of AGA ADSs, what will be the consequences if I do not provide the ADS Depositary with voting instructions?
A:
If you do not timely provide the ADS Depositary or relevant broker or securities intermediary with voting instructions, the AGA Ordinary Shares underlying your AGA ADSs will not be counted to establish a quorum to open the Shareholders’ Meeting, voted in respect of the proposed resolutions, or taken into account in calculating whether the requisite majority required to approve the AGAH Sale and the Scheme has been achieved. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.

Q:	May I change my voting instructions after conferring a proxy or withdraw my proxy? May I provide voting instructions for only some of the resolutions to be voted at the Shareholders’ Meeting?
A:
Yes. Holders of AGA Ordinary Shares may change their proxy voting instructions or withdraw their proxies at any time prior to voting taking place at the Shareholders’ Meeting. Please note that holders of AGA Ordinary Shares that change their proxy voting instructions or withdraw their proxies must deliver the written instrument changing their voting instructions or withdrawing their proxies to their proxies and AGA prior to commencement of voting at the Shareholder’s Meeting. Holders of AGA Ordinary Shares are also entitled to provide voting instructions for only some of the resolutions to be voted on at the Shareholders’ Meeting.
Holders of AGA ADSs may change their voting instructions by sending a superseding voting instruction card to the ADS Depositary or by giving a superseding voting instruction to their broker or other securities intermediary, as applicable, to be received before the applicable cut-off date and time. Holders of AGA ADSs are also entitled to provide voting instructions for only some of the resolutions to be voted on at the Shareholders’ Meeting.
See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting”.
Q:	As a holder of AGA Ordinary Shares, AGA ADSs or Ghanaian depositary shares, when will I receive the Reorganization Consideration, and what should I do to receive it?
A:
In order to receive the Reorganization Consideration, holders of AGA Ordinary Shares must be recorded in the securities register of AGA at 5:00 p.m. South African Standard Time on the Reorganization Consideration Record Date, and holders of AGA ADSs and Ghanaian depositary shares must be recorded on the applicable depositary register at 5:00 p.m. on the Reorganization Consideration Record Date in the jurisdiction of the applicable depositary.

To support the issuance and ongoing trading of NewCo Ordinary Shares through the United States, South Africa and Ghana, NewCo expects to enter into arrangements with the Depository Trust Company (“DTC”) to allow NewCo Ordinary Shares to be eligible to be held and settled through the facilities of DTC. All NewCo Ordinary Shares will be recorded in the name of Cede & Co., as nominee for DTC (except NewCo Ordinary Shares issued to affiliates of NewCo, which will be recorded in the name of GTU Ops Inc., as nominee for Computershare Trust Company, N.A., outside of DTC). On the Operative Date, DTC will create book-entry interests representing an entitlement to the NewCo Ordinary Shares and credit them to the DTC participant accounts of:
•	Computershare Trust Company, N.A. (“CTCNA”) in its capacity as custodian for securities to be issued into Strate to various CSDPs (including the Computershare CSDP) in South Africa,
•	the applicable brokers, custodians or nominees of holders of AGA ADSs holding through DTC and
•	CTCNA in its capacity as the U.S. exchange agent (the “U.S. Exchange Agent”).
As a result, your NewCo Ordinary Shares will be issued to you on the Operative Date or as soon as practicable thereafter in the manner set out in the table below:
How you currently hold your interest in AGA Ordinary Shares	How you will receive your NewCo Ordinary Shares (or local book-entry interests)
Holders of AGA Ordinary Shares via a CSDP (in South Africa)	Strate will automatically deliver NewCo Ordinary Share book-entry interests to the same CSDP account as held the AGA Ordinary Shares
Holders of AGA Ordinary Shares in registered certificated form (in South Africa)	Strate will deliver NewCo Ordinary Share book-entry interests to the valid CSDP account which was identified on the holder’s form of surrender and transfer*
Holders of AGA ADSs via a DTC participant account (in the United States)	DTC will automatically deliver NewCo Ordinary Share book-entry interests to the same DTC participant account as held the AGA ADSs
Holders of AGA ADSs in registered uncertificated form (via the Direct Registration System) (in the United States)	DTC will deliver NewCo Ordinary Share book-entry interests to the DTC participant account of the U.S. Exchange Agent**
Holders of AGA ADSs in registered certificated form (via AGA ADRs) (in the United States)	DTC will deliver NewCo Ordinary Share book-entry interests to the DTC participant account of the U.S. Exchange Agent**

How you currently hold your interest in AGA Ordinary Shares	How you will receive your NewCo Ordinary Shares (or local book-entry interests)
Holders of AGA depositary shares (in Ghana)
Strate will automatically deliver NewCo Ordinary Share book-entry interests to the same CSDP account of the Ghana depositary as held the AGA Ordinary Shares, and the Ghana depositary will automatically deliver NewCo Ghanaian depositary share book-entry interests to the same GhSE participant accounts as held the AGA GhDSs

*
If you fail to deliver a form of surrender and transfer, or, in the form of surrender and transfer, you fail to provide any account details, or provide incorrect account details, of your CSDP, into which your NewCo Ordinary Shares are to be transferred, your NewCo Ordinary Shares will be delivered, on your behalf, to the Computershare CSDP. Following completion of the Reorganization, you will be sent instructions by the Computershare CSDP explaining the procedure for surrendering your share certificates and obtaining full access to your NewCo Ordinary Shares.

**
If you are a registered uncertificated holder or a registered certificated holder of AGA ADSs, you will be sent instructions after completion of the Reorganization by the U.S. Exchange Agent explaining the procedure for (i) surrendering your AGA ADSs or AGA ADRs and (ii) obtaining full access to your NewCo Ordinary Shares.

Holders of AGA Ordinary Shares, AGA ADSs or Ghana depositary shares that subsequently elect to withdraw their securities from DTC (including those receiving NewCo Ordinary Share book-entry interests through the system of Strate) and receive a share certificate representing NewCo Ordinary Shares following the Operative Date should note that all future transfers of NewCo Ordinary Shares outside of DTC or deposits of NewCo Ordinary Shares into DTC may be subject to U.K. stamp duty and/or SDRT. See “Tax Consequences—Material U.K. Tax Consequences”.
Q:	How should I surrender my AGA Ordinary Share certificates?
A:
To surrender your AGA Ordinary Share certificates, you must complete and return the relevant form of surrender and transfer prior to [•] South African Standard Time on [•], 2023, the Reorganization Consideration Record Date. In the form of surrender and transfer, you must specify a valid CSDP account into which the Reorganization Consideration will be delivered.

If you fail to complete and return the form of surrender and transfer or you fail to provide any account details, or provide incorrect account details, of your CSDP, into which your NewCo Ordinary Shares are to be transferred, your NewCo Ordinary Shares will be delivered, on your behalf, to Computershare Proprietary Limited in South Africa as CSDP for former registered holders of AGA Ordinary Shares (the “Computershare CSDP”). Following completion of the Reorganization, you will be sent instructions by the Computershare CSDP explaining the procedure for surrendering your share certificates and obtaining full access to your NewCo Ordinary Shares.
Q:	What if I am a registered certificated holder of AGA Ordinary Shares (in South Africa) and do nothing?
A:
The Computershare CSDP will hold the NewCo Ordinary Shares that you are entitled to receive until (1) you duly surrender your share certificates to the Computershare CSDP and (2) you instruct the Computershare CSDP as to your preferred manner of delivery of your NewCo Ordinary Shares. See “Terms of the Reorganization and the Shareholders’ Meeting—The Effect of the Reorganization on AGA Ordinary Shares, AGA ADSs and Ghanaian depositary shares”.

Q:	How should I surrender my AGA ADRs?
A:
You will be sent instructions after completion of the Reorganization by the U.S. Exchange Agent explaining the procedure for surrendering your AGA ADRs and obtaining full access to your NewCo Ordinary Shares. Alternatively, you may dematerialize your AGA ADRs and obtain uncertificated AGA ADSs in the ordinary course in accordance with the terms of the AGA Deposit Agreement (as defined herein) prior to the Reorganization Consideration Record Date.

Q:	What if I am a registered holder of AGA ADSs (in the United States), including AGA ADSs represented by AGA ADRs, and do nothing?
A:	The U.S. Exchange Agent will hold the NewCo Ordinary Shares that you are entitled to receive until (1) where applicable, you duly surrender your AGA ADSs or AGA ADRs to the U.S. Exchange Agent and (2) you instruct the U.S. Exchange Agent as to your preferred manner of delivery of your NewCo Ordinary Shares. You will be sent instructions after completion of the Reorganization by the U.S. Exchange Agent explaining the procedures for the foregoing. See “Terms of the Reorganization and the Shareholders’ Meeting—The Effect of the Reorganization on AGA Ordinary Shares, AGA ADSs and Ghanaian depositary shares”. Following termination of the AGA ADS facility, holders of AGA ADSs will not be entitled to have the NewCo Ordinary Shares underlying AGA ADSs that have not been surrendered for cancelation sold on their behalf.
Q:	If I hold AGA Ordinary Shares (in South Africa), will I have to pay brokerage commissions in connection with the exchange of my AGA Ordinary Shares?
A:
You will not have to pay brokerage commissions as a result of the exchange of your AGA Ordinary Shares into NewCo Ordinary Shares in connection with the Reorganization if your AGA Ordinary Shares are registered in your name in the share register of AGA. If your AGA Ordinary Shares are held through a CSDP, bank, broker or a custodian linked to a stock exchange, you should consult with such CSDP, bank, broker or custodian as to whether or not such CSDP, bank, broker or custodian may charge any transaction fee or service charge in connection with the exchange of shares in connection with the Reorganization. See “Terms of the Reorganization and the Shareholders’ Meeting—Brokerage Commissions and Depositary Fees”.

Q:	If I hold AGA ADSs (in the United States), will I have to pay fees to the ADS Depositary or other fees in connection with the exchange of my AGA ADSs?
A:
You will not have to pay any fees to the ADS Depositary for the cancellation of AGA ADSs or the issuance of NewCo Ordinary Shares in connection with the Reorganization. However, if you hold AGA ADSs in a securities account through a broker or other securities intermediary, your intermediary may charge you a fee in connection with the exchange. See “Terms of the Reorganization and the Shareholders’ Meeting—Brokerage Commissions and Depositary Fees”.

Q:	Are AGA shareholders entitled to exercise dissenters’, appraisal, cash exit or similar rights?
A:
South African law provides dissenting AGA shareholders with appraisal rights in respect of the AGAH Sale and the Scheme, which allow them to sell their AGA Ordinary Shares to AGA at the fair value as at the date on which, and the time immediately before, AGA adopted the AGAH Sale Special Resolution and/or the Scheme Special Resolution that gave rise to the AGA shareholder’s rights under Section 164 of the South African Companies Act (the “Fair Value Determination Time”), provided that the dissenting AGA shareholders strictly comply with the relevant provisions of the South African Companies Act. Pursuant to Section 164 of the South African Companies Act, appraisal rights in respect of the AGAH Sale and the Scheme may be exercised by any AGA shareholder who (i) notifies AGA in writing prior to the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, being voted on at the Shareholders’ Meeting that it objects to the AGAH Sale and/or the Scheme, as applicable, and (ii) was present, in person or by proxy, at the Shareholders’ Meeting and voted against the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as the case may be. If AGA adopts the AGAH Sale Special Resolution and the Scheme Special Resolution, it must, within 10 business days after the relevant special resolution has been adopted, send a notice that the relevant special resolution has been adopted to each AGA shareholder who has filed with AGA a written objection to the relevant special resolution, voted against the relevant special resolution and has not withdrawn such written objection. Such shareholders can then, within 20 business days after receipt of the notice from AGA referred to above (or, if the dissenting AGA shareholder does not receive the notice from AGA referred to above, 20 business days after learning of the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, has/have been adopted), demand in writing that AGA pays them the fair value as at the Fair Value Determination Time for all of their AGA Ordinary Shares. AGA must send to each AGA shareholder who has made a valid appraisal rights demand a written offer to pay an amount considered by the AGA Board to be the fair value, as at the Fair Value Determination Time, of the AGA Ordinary Shares. An AGA shareholder who has sent a demand in terms of Section 164 of the South African Companies Act has no further rights in respect of its AGA Ordinary Shares, other than to be paid their fair value, unless (i) the AGA shareholder withdraws that demand before AGA makes an offer for its AGA Ordinary Shares in terms of Section 164(11) of the South African Companies Act or allows any offer made by AGA to lapse, (ii) AGA fails to make an offer in accordance with Section 164(11) of the South African Companies Act and the AGA shareholder withdraws the demand, or (iii) AGA, by a subsequent special resolution approved by the AGA shareholders, revokes the AGAH Sale Special Resolution and the Scheme Special Resolution. An AGA shareholder who has made a valid appraisal rights demand, may apply to court to determine the fair value as at the Fair Value Determination Time in respect of their AGA Ordinary Shares (i) if AGA fails to make an offer or (ii) if AGA made an offer that such AGA shareholder considers to be inadequate (provided that the offer has not lapsed). The fair value of the AGA Ordinary Shares as at the Fair Value Determination Time is determined by AGA or a court, as applicable, and could be more than, the same as or less than the market price of the AGA Ordinary Shares. AGA shareholders that (i) fail to object to the AGAH Sale or the Scheme, as applicable, and (ii) thereafter fail to vote against the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, will not be entitled to the appraisal rights remedy with respect to such resolution, as applicable.
In addition, AGA may not implement the AGAH Sale or the Scheme, as applicable, if (i) the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by at least 15 per cent. (15%) of the voting rights that were exercised on such resolution and within five business days after the vote, an AGA shareholder who voted against such resolution requires AGA to seek court approval, or (ii) the court, on application within 10 business days after the vote, grants leave to any AGA shareholder who voted against such resolution, to apply to court for a review of the AGAH Sale or the Scheme, as applicable (even if the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by less than 15 per cent. (15%) of the voting rights that were exercised on such resolution). In both instances, the court may only set aside the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, if (i) the resolution is manifestly unfair to AGA shareholders or (ii) the vote was materially tainted by conflict of interest, inadequate disclosure, non-compliance with the South African Companies Act or the AGA MOI or other significant material procedural irregularity.
Holders of AGA ADSs may not exercise dissenters’ rights. The ADS Depositary will not exercise those rights on behalf of the holders of AGA ADSs, even if requested to do so. A holder of AGA ADSs that wishes to exercise dissenters’ rights must surrender its AGA ADSs to the ADS Depositary, pay the ADS Depositary’s fee for surrender of the AGA ADSs and become a registered holder of AGA Ordinary Shares prior to the Ordinary Share Voting Record Date.
See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”. This prospectus contains only a summary of the provisions of Section 164 of the South African Companies Act. A complete extract of Section 164 of the South African Companies Act is attached as Exhibit 99.11 to the registration statement on Form F-4 of which this prospectus forms a part.
Q:	How will AGA’s directors and executive officers vote at the Shareholders’ Meeting on the resolutions to approve the AGAH Sale and the Scheme?
A:
AGA currently expects that all directors and executive officers who beneficially own AGA Ordinary Shares will vote all of their AGA Ordinary Shares (representing less than one per cent. (1%) of the outstanding AGA Ordinary Shares as of April 28, 2023, without taking into consideration AGA share grants granted to the directors and executive officers) in favor of the AGAH Sale Special Resolution and the Scheme Special Resolution.

Q:	What do I need to do now?
A:
You are urged to read this prospectus carefully, including the information incorporated into it by reference. You may also want to review the documents referenced under “Where You Can Find More Information” and consult with your accounting, legal and tax advisors in light of your particular circumstances. Once you have considered all relevant information, you are encouraged to vote in person, by proxy, or by instructing your CSDP or bank or broker or custodian, so that your AGA Ordinary Shares are represented and voted at the Shareholders’ Meeting.

Q:	Who can help answer my questions?
A:	If you have any further questions about the Reorganization or if you need additional copies of this prospectus, please contact:
AngloGold Ashanti North America Inc.
4601 DTC Blvd., Suite 550
Denver, CO 80237
Telephone: +1 (303) 889-0700
Attention: Company Secretary
Q:	Where can I find more information about AGA?
A:	You can find more information about AGA in the documents described under “Where You Can Find More Information.”

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes and incorporates by reference “forward-looking information” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements about AGA included in and incorporated by reference into this prospectus have been made based on information furnished by AGA, and only those forward-looking statements come within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Certain statements contained in this prospectus and the documents incorporated by reference herein, other than statements of historical fact, including, without limitation, those concerning plans for AGA and NewCo prior to and following the implementation of the Reorganization, the anticipated timing and manner of implementation of the Reorganization, the expected transaction costs and expenses, the anticipated effect of the Reorganization on the Group’s business and future developments (including the anticipated benefits to be derived from the Reorganization), the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of our operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of our exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, our liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding our operations, economic performance and financial condition. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “could”, “may”, “would”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.
You should consider any forward-looking statements or forecasts in light of the risks and uncertainties described in the information contained or incorporated by reference in this prospectus. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the Reorganization, the possibility that the AGA shareholders will not approve the Reorganization, that the Reorganization will not receive other necessary approvals or that the Reorganization is otherwise not completed (whether following the occurrence of a material adverse effect or otherwise), the possibility that the expected benefits from the Reorganization will not be realized or will not be realized within the expected time period, operational disruption due to the Reorganization, the incurrence of unexpected transaction costs and expenses or total transaction costs and expenses being higher than current estimates, the degree to which AGA is successful in implementing the Reorganization (and deriving the anticipated benefits from the Reorganization) and other changes which we may make to our corporate structure, changes in economic, social and political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of certain of these and other factors, refer to the information under the heading “Risk Factors” in this prospectus and in past and future filings and reports filed with, or furnished to, the SEC by AGA and incorporated by reference herein, including the information under the heading “Risk Factors” in the AGA 2022 Form 20-F. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, you are cautioned not to place undue reliance on forward-looking statements.
You should review carefully all information, including the financial statements and the notes to the financial statements, included in or incorporated by reference into this prospectus. The forward-looking statements included in this prospectus are made only as of the last practicable date before the date hereof and the forward-looking statements in the documents incorporated by reference are made only as of the last practicable date before the filing of such documents. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the particular statement or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements herein.

CERTAIN DEFINED TERMS
In this prospectus, unless otherwise specified, the terms “we”, “us”, “our”, the “Group” or the “AGA Group” refer to (i) AGA and its consolidated subsidiaries prior to the Reorganization and (ii) NewCo and its consolidated subsidiaries upon the completion of the Reorganization.

NOTE ON PRESENTATION
This prospectus incorporates by reference the audited consolidated financial statements of AGA as of and for the financial years ended December 31, 2022, 2021 and 2020 contained in its Annual Report on Form 20-F filed with the SEC on March 17, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
AGA presents its consolidated financial statements in United States dollars. In this prospectus, references to “South African rand”, “rand”, “ZAR” or “R” are to the lawful currency of the Republic of South Africa, references to “U.S. dollar”, “dollar”, or “$”, “US$” or “USD” are to the lawful currency of the United States, references to “€” and “Euro” are to the lawful currency of the European Union, references to “C$”, “CAD” or “Canadian dollar” are to the lawful currency of Canada, references to “ARS” or “Argentinean peso” are to the lawful currency of Argentina, references to “AUD”, “A$” or “Australian dollar” are to the lawful currency of Australia, references to “BRL” or “Brazilian real” are to the lawful currency of Brazil, references to “TZS” or “Tanzanian shilling” are to the lawful currency of the United Republic of Tanzania, references to “GHS”, “cedi”, “Gh¢” or “Ghanaian cedi” are to the lawful currency of Ghana, references to “COP” or “Colombian peso” are to the lawful currency of Colombia and references to “£”, “GBP” or “British pound” are to the lawful currency of the United Kingdom.
The financial information set forth in this prospectus has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.

SUMMARY
The following summary highlights selected information described in more detail elsewhere in this prospectus and the documents incorporated by reference into this prospectus and may not contain all the information that may be important to you. To understand the Reorganization, you should carefully read this entire prospectus, including the annexes and the documents incorporated by reference into this prospectus. Each item in this summary includes a page reference directing you to a more complete description of that topic in this prospectus. See also the section entitled “Where You Can Find More Information”.
AngloGold Ashanti (UK) Limited (see page 75)
NewCo was incorporated as a private limited company under the laws of England and Wales on February 10, 2023 and will be converted to a public limited company prior to the completion of the Reorganization. NewCo, a wholly owned subsidiary of AGA, was formed in order to facilitate the implementation of the Reorganization, and has no operations and no material assets or liabilities other than in connection with the Reorganization. NewCo does not currently own any shares or securities in any entity. We currently expect that, following its re-registration as a public limited company and prior to the implementation of the Reorganization, NewCo will change its name to AngloGold Ashanti plc.
The purpose of the Reorganization is to enhance the Group’s strategic position. While the business carried out by the Group following the implementation of the Reorganization will remain the same, AGA intends to change its primary listing from the JSE to the NYSE in connection with the transaction. We believe that a primary listing on the NYSE will broaden the appeal of the Group to North American and international investors, which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers. Additionally, NewCo’s incorporation in the United Kingdom will take the Group to a leading, low-risk jurisdiction where the Group already has a corporate presence. See “The Reorganization —Reasons for the Reorganization”.
Upon completion of the Reorganization, NewCo will be the ultimate parent company of the Group and each of AGA and AGAH will be a direct, wholly owned subsidiary of NewCo.
NewCo’s registered office is located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom. NewCo’s principal executive office is located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom and its telephone number is +44 (0) 203 968 3323. Upon completion of the Reorganization, the Group’s global headquarters are expected to be moved to 4601 DTC Blvd., Suite 550, Denver CO 80237, United States but its principal executive office will remain located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom.
AngloGold Ashanti Limited (see page 82)
Company Overview
AGA is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents. AGA is headquartered in Johannesburg, South Africa. AGA has developed a high-quality, well-diversified asset portfolio, including production from seven countries (Argentina, Australia, Brazil, the Democratic Republic of Congo, Ghana, Guinea and Tanzania) supported by greenfield projects in the United States and Colombia along with a focused global exploration program. While gold is its principal product, AGA also produces silver (Argentina) and sulfuric acid (Brazil) as by-products.
AGA (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and AGA operates under the South African Companies Act. On 26 April 2004, AGA acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti Limited on the same day. AGA’s principal executive office is located at 112 Oxford Road, Houghton Estate, Johannesburg, 2198 (Private Bag X 20, Rosebank, 2196), South Africa (Telephone +27 (0)11 637-6000). AGA’s internet address is at https://www.anglogoldashanti.com. Information available on AGA’s website is not, and will not be deemed to be, part of, or incorporated by reference into, this prospectus.

Summary of the Terms and Conditions of the Reorganization (see page 51)
If the AGAH Sale and the Scheme are approved by the requisite votes of the AGA shareholders and the other Reorganization Conditions are met, the Reorganization will be implemented, NewCo will become the new holding company of the Group and each of AGA and AGAH will become a direct, wholly owned subsidiary of NewCo.
If the Reorganization is implemented, each AGA shareholder will own one NewCo Ordinary Share for each AGA Ordinary Share (including the AGA Ordinary Shares represented by AGA ADSs) held on the Reorganization Consideration Record Date.
The completion of the Reorganization is subject to the fulfillment or, alternatively the waiver (to the extent permitted by applicable law and the Implementation Agreement) of the fulfillment, as the case may be, of the Reorganization Conditions, including that:
•
the AGAH Sale Special Resolution and the Scheme Special Resolution have been passed by the requisite majorities, as applicable, of AGA shareholders entitled to vote on the AGAH Sale and the Scheme, respectively, approving each of the AGAH Sale and the Scheme under the South African Companies Act, and (i) to the extent required by the South African Companies Act, the AGAH Sale and the implementation of the Scheme is approved by the High Court of South Africa and (ii) if applicable, AGA has not elected to treat the Scheme Special Resolution as a nullity under the South African Companies Act;

•
AGA has received no valid demands as contemplated in section 164(5) to (8) of the South African Companies Act (whether in relation to the AGAH Sale or the Scheme) which in aggregate represent more than three and a half per cent. (3.5%) of the voting rights attaching to the AGA Ordinary Shares. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”;

•
the JSE has granted all approvals required for the AGAH Sale and Scheme (such approval being in such form as is customarily issued by the JSE in relation to similar transactions) and the secondary listing of the NewCo Ordinary Shares on the Main Board of the JSE and approval of all documentation required by the JSE to be submitted to it in connection with the AGAH Sale, Scheme and such listing;

•
the SEC has made a declaration confirming the effectiveness of this registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 is in effect and no proceedings for such purpose are pending before or threatened by the SEC;

•	the NYSE has granted all approvals required for the listing of the NewCo Ordinary Shares on the NYSE, subject to notice of issuance;
•	to the extent required, other regulatory approvals, consents or rulings necessary to implement the Reorganization have been obtained; and
•
AGA has not, prior to 10:00 a.m. South African Standard Time on the Long Stop Date (as defined herein), exercised its right to cancel the Implementation Agreement as a result of the occurrence of a Material Adverse Effect.

Approval from the South African Authorities was obtained on March 29, 2023 subject to certain conditions, including that:
•	neither AGA nor any other South African subsidiary of the Group will provide any guarantees in order to enable the Reorganization;
•
NewCo has undertaken to nominate two representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for five years following completion of the Reorganization and to nominate at least one representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

•
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganization;

•	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and
•
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorized dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.

At any time prior to 10:00 a.m. South African Standard Time on the Long Stop Date, or such other date as is specified in the Implementation Agreement or is agreed between AGA and NewCo, AGA may cancel the Implementation Agreement by means of a written notice to NewCo if a Material Adverse Effect has occurred.
See “Terms of the Reorganization and the Shareholders’ Meeting—Reorganization Conditions”.
Shareholding Structure
Upon the completion of the Reorganization, the AGA shareholders are expected to own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares as of the Reorganization Consideration Record Date (subject to adjustments to reflect any exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”).
Organizational Structure
Upon completion of the Reorganization, AngloGold Ashanti plc (as NewCo is expected to be known following its re-registration as a public limited company in England) will be the ultimate parent company of the Group and each of AGA and AGAH will be a direct, wholly owned subsidiary of NewCo.
The diagram below depicts, in simplified form, the organizational structure of the Group as it is expected to be immediately prior to the implementation of the Reorganization.

The diagram below depicts, in simplified form, the organizational structure of the Group as it is expected to be immediately following the implementation of the Reorganization.

Reasons for the Reorganization (see page 43)
The purpose of the Reorganization is to enhance the Group’s strategic position. While the business carried out by the Group following the implementation of the Reorganization will remain the same, AGA intends to change its primary listing from the JSE to the NYSE in connection with the transaction. We believe that a primary listing on the NYSE will broaden the appeal of the Group to North American and international investors, which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers. Additionally, NewCo’s incorporation in the United Kingdom will take the Group to a leading, low-risk jurisdiction where the Group already has a corporate presence. See “The Reorganization —Reasons for the Reorganization”.
Interests of Certain Persons in the Reorganization (see page 47)
You should be aware that certain members of the AGA Board and management participated in determining the terms of the Reorganization. These individuals may have certain interests in the proposed Reorganization that are additional to the interests of AGA shareholders generally and that may have caused them to view the Reorganization more favorably or differently from the way other AGA shareholders would view it.
We expect that all members of the AGA Board will become members of the NewCo Board at or prior to the time that the Reorganization is completed. We expect that all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo at or prior to the time that the Reorganization is completed.
However, the members of the AGA Board will be granted no special benefits in connection with the Reorganization. None of the members of the AGA Board or the members of the executive management of AGA will receive compensation due to the Reorganization. Further, no changes to the remuneration package for the AGA Board or executive management of AGA are intended to be made in connection with the Reorganization.
As of the date of this prospectus, NewCo is a wholly owned subsidiary of AGA. We are not aware of any persons who, following the implementation of the Reorganization, will directly or indirectly, jointly or severally, exercise or could exercise control over NewCo. So far as we know, there are no arrangements, the operation of which may, at a date subsequent to the date of this prospectus, result in a change of control of NewCo, other than the Reorganization contemplated by this prospectus.
For more information about the interests of the AGA Board and management in the AGAH Sale and the Scheme, see “The Reorganization—Interests of Certain Persons in the Reorganization”.
Comparison of Shareholder Rights (see page 100)
The rights of holders of AGA Ordinary Shares are governed by South African law and by the AGA MOI. If the Reorganization is completed, holders of AGA Ordinary Shares and AGA ADSs will become beneficial owners of NewCo Ordinary Shares (provided they have not exercised appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”). The rights of holders of NewCo Ordinary Shares will be governed by the laws of England and Wales and the NewCo Articles. If the Reorganization is completed, your future rights as a beneficial owner of NewCo Ordinary Shares under English company law will differ from your current rights as a shareholder under South African company law. See “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares—The NewCo Ordinary Shares to be received as a result of the Reorganization have different rights from the AGA Ordinary Shares”.
For a summary of the material differences between the rights of holders of AGA Ordinary Shares and the rights of holders of NewCo Ordinary Shares, see “Comparison of Rights of Shareholders of AGA and NewCo”.
Regulatory Filings and Approvals Necessary to Complete the Reorganization (see page 45)
In addition to the regulatory requirements under U.S. federal securities laws, the completion of the Reorganization is subject to the following regulatory requirements or approvals: (i) the JSE has granted all approvals required for the Reorganization and the listing of the NewCo Ordinary Shares on the main board of the JSE; (ii) the South African Takeover Regulation Panel (the “TRP”) has issued or granted the requisite compliance certificates and exemptions in respect of the Reorganization; (iii) the South African Authorities have approved the Reorganization; (iv) the A2X has unconditionally granted all approvals required for the listing of the NewCo Ordinary Shares on the A2X; (v) the NYSE has granted all approvals required for the listing of the NewCo Ordinary Shares on the NYSE, subject to notice of issuance; (vi) the GhSE has unconditionally granted all approvals required for the listing of the NewCo Ordinary Shares on the GhSE; (vii) the Foreign Australian Review Board (the “FIRB”) has issued a notice of no objection; (viii) either the Minister of Lands and Natural Resources of Ghana has issued a no-objection letter or the period for the Minister to issue a notice of objection has expired without the Minister having issued a written notice of objection; (ix) AGA has notified the Director of Mines in Mali of the Reorganization; (x) AGA has notified the Minister of Mines in Guinea of the Reorganization; (xi) either a confirmation has been received from the Tanzanian Fair Competition Commission that the Reorganization does not qualify as a “merger” and therefore no notification is required or if the Tanzanian Fair Competition Commission determines that the Reorganization qualifies as a “merger”, then approval from the Tanzanian Fair Competition Commission to proceed with the Reorganization has been obtained; (xii) the Federal Communications Commission has granted approval for the transfer of relevant licenses; and (xiii) to the extent required, other regulatory approvals, consents or rulings necessary to implement the Reorganization have been obtained.
In addition, court approval will be required before the AGAH Sale or the Scheme, as applicable, can be implemented if (i) the AGAH Sale Special Resolution and/or the Scheme Special Resolution was opposed by at least 15 per cent. (15%) of the voting rights that were exercised on such resolution, in which case any AGA shareholder who voted against such resolution has the automatic right to require AGA to seek court approval, or (ii) the court grants leave to a single dissenting AGA shareholder to seek court approval (even if the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by less than 15 per cent. (15%) of the voting rights that were exercised on such resolution). In both instances, the court may, among other things, set aside the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, on the grounds of procedural irregularity or a manifestly unfair result.
Approval from the South African Authorities was obtained on March 29, 2023 subject to certain conditions, including that:
•	neither AGA nor any other South African subsidiary of the Group will provide any guarantees in order to enable the Reorganization;
•
NewCo has undertaken to nominate two representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for five years following completion of the Reorganization and to nominate at least one representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

•
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganization;

•	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and
•
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorized dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.

Approval from FIRB was obtained on September 23, 2022. AGA notified the Director of Mines in Mali of the Reorganization on May 12, 2023. AGA notified the Minister of Mines in Guinea of the Reorganization on May 12, 2023. AGA and NewCo have filed, or are in the process of filing, notices and applications to obtain the other necessary regulatory clearances and approvals identified above in connection with the Reorganization. For more information about the regulatory filings and approvals necessary to complete the Reorganization, see “The Reorganization—Regulatory Filings and Approvals Necessary to Complete the Reorganization.”
Although we believe that we will receive the requisite regulatory approvals for the implementation of the Reorganization, there can be no assurances regarding the timing of such approvals or our ability to obtain such approvals on satisfactory terms, or at all. See “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares—Failure to timely implement the Reorganization could negatively affect the market price of AGA Ordinary Shares and AGA ADSs”.
Risk Factors (see page 32)
In considering whether or not to vote in favor of the Reorganization, you should carefully consider the information about the risks set forth under “Risk Factors” and the other information contained in, or incorporated by reference into, this prospectus.
Dissenters’, Appraisal, Cash Exit or Similar Rights (see page 57)
South African law provides dissenting AGA shareholders with appraisal rights in respect of the AGAH Sale and the Scheme, which allow them to sell their AGA Ordinary Shares to AGA at the fair value as at the Fair Value Determination Time, provided that the dissenting AGA shareholders strictly comply with the relevant provisions of the South African Companies Act. Pursuant to Section 164 of the South African Companies Act, appraisal rights in respect of the AGAH Sale and the Scheme may be exercised by any AGA shareholder who (i) notifies AGA in writing prior to the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, being voted on at the Shareholders’ Meeting that it objects to the AGAH Sale or the Scheme, as applicable, and (ii) was present, in person or by proxy, at the Shareholders’ Meeting and voted against the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as the case may be. If AGA adopts the AGAH Sale Special Resolution and the Scheme Special Resolution, it must, within 10 business days after the relevant special resolution has been adopted, send a notice that the relevant special resolution has been adopted to each AGA shareholder who has filed with AGA a written objection to the relevant special resolution, voted against the relevant special resolution and has not withdrawn such written objection. Such shareholders can then, within 20 business days after receipt of the notice from AGA referred to above (or, if the dissenting AGA shareholder does not receive the notice from AGA referred to above, 20 business days after learning of the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, has/have been adopted), demand in writing that AGA pays them the fair value as at the Fair Value Determination Time for all of their AGA Ordinary Shares. AGA must send to each AGA shareholder who has made a valid appraisal rights demand a written offer to pay an amount considered by the AGA Board to be the fair value as at the Fair Value Determination Time of the AGA Ordinary Shares. An AGA shareholder who has sent a demand in terms of Section 164 of the South African Companies Act has no further rights in respect of its AGA Ordinary Shares, other than to be paid their fair value, unless (i) the AGA shareholder withdraws that demand before AGA makes an offer for its AGA Ordinary

Shares in terms of Section 164(11) of the South African Companies Act or allows any offer made by AGA to lapse, (ii) AGA fails to make an offer in accordance with Section 164(11) of the South African Companies Act and the AGA shareholder withdraws the demand, or (iii) AGA, by a subsequent special resolution approved by the AGA shareholders, revokes the AGAH Sale Special Resolution and the Scheme Special Resolution. An AGA shareholder who has made a valid appraisal rights demand, may apply to court to determine the fair value as at the Fair Value Determination Time in respect of their AGA Ordinary Shares (i) if AGA fails to make an offer or (ii) if AGA made an offer that such AGA shareholder considers to be inadequate (provided that the offer has not lapsed). The fair value of the AGA Ordinary Shares as at the Fair Value Determination Time is determined by AGA or a court, as applicable, and could be more than, the same as or less than the market price of the AGA Ordinary Shares. AGA shareholders that (i) fail to object to the AGAH Sale or the Scheme, as applicable, and (ii) thereafter fail to vote against the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, will not be entitled to the appraisal rights remedy with respect to such resolution, as applicable.
In addition, AGA may not implement the AGAH Sale or the Scheme, as applicable, if (i) the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by at least 15 per cent. (15%) of the voting rights that were exercised on such resolution and within five business days after the vote, an AGA shareholder who voted against such resolution requires AGA to seek court approval, or (ii) the court, on application within 10 business days after the vote, grants leave to any AGA shareholder who voted against such resolution, to apply to court for a review of the AGAH Sale or the Scheme, as applicable (even if the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by less than 15 per cent. (15%) of the voting rights that were exercised on such resolution). In both instances, the court may only set aside the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, if (i) the resolution is manifestly unfair to AGA shareholders or (ii) the vote was materially tainted by conflict of interest, inadequate disclosure, non-compliance with the South African Companies Act or the AGA MOI or other significant material procedural irregularity.
Holders of AGA ADSs may not exercise dissenters’ rights. The ADS Depositary will not exercise those rights on behalf of the holders of AGA ADSs, even if requested to do so. A holder of AGA ADSs that wishes to exercise dissenters’ rights must surrender its AGA ADSs to the ADS Depositary, pay the ADS Depositary’s fee for surrender of the AGA ADSs and become a registered holder of AGA Ordinary Shares prior to the Ordinary Share Voting Record Date.
For more information on the appraisal and other rights of dissenting AGA shareholders, see “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”. This prospectus contains only a summary of the provisions of Section 164 of the South African Companies Act. A complete extract of Section 164 of the South African Companies Act is attached as Exhibit 99.11 to the registration statement on Form F-4 of which this prospectus forms a part.
Implementation Agreement (see page 61)
On May 12, 2023, NewCo and AGA entered into the Implementation Agreement to effect the Reorganization. Under the terms of the Implementation Agreement, NewCo and AGA have agreed to certain mutual commitments in relation to the Reorganization, which include, among others, that the Reorganization is subject to the Reorganization Conditions, and that NewCo and AGA have complied, or will comply, with all applicable regulatory requirements. For a description of the material provisions of the Implementation Agreement, a copy of which is attached as Annex A to this prospectus and Exhibit 2.1 to the registration statement on Form F-4 of which this prospectus forms a part, see “The Implementation Agreement”.
Irrevocable Offer to Purchase (see page 64)
On May 12, 2023, NewCo executed the Irrevocable Offer to Purchase, pursuant to which NewCo made an irrevocable offer to AGA to purchase 100 per cent. (100%) of the shares in AGAH. It is the present, non-binding intention of AGA to accept the offer once the Spin-Off is complete. For a description of the material provisions of the Irrevocable Offer to Purchase, a copy of which is attached as Annex B to this prospectus and Exhibit 2.2 to the registration statement on Form F-4 of which this prospectus forms a part, see “The Irrevocable Offer to Purchase”.
Summary of Tax Consequences for the AGA Shareholders (see page 65)
The tax consequences of the Reorganization and the related transactions for any particular AGA shareholder will depend on the shareholder’s particular facts and circumstances. Moreover, the description below and elsewhere in this prospectus does not relate to the tax laws of any jurisdiction other than the United States, the United Kingdom and the Republic of South Africa. Accordingly, AGA shareholders are urged to consult their tax advisors to determine the tax consequences of the Scheme to them in light of their particular circumstances, including the effect of any state, local or national law.
U.S. Tax Consequences
It is intended that, for U.S. federal income tax purposes, the U.S. Tax Reorganization will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and AGA has received a private letter ruling from the IRS confirming that the U.S. Tax Reorganization satisfies certain requirements of Section 368(a)(1)(F) of the Code. However, the completion of the Reorganization is not conditioned on the qualification of the U.S. Tax Reorganization as a “reorganization” within the meaning of Section 368(a) or upon the receipt of a ruling from the IRS or an opinion of counsel to that effect. If the U.S. Tax Reorganization is treated as a “reorganization” within the meaning of Section 368(a) of the Code, subject to certain exceptions, the U.S. Shareholders (as defined in “Tax Consequences—Material U.S. Federal Income Tax Consequences” below) of AGA generally will not be subject to U.S. federal income taxation on the exchange of AGA Ordinary Shares or AGA ADSs for NewCo Ordinary Shares, as applicable. A U.S. shareholder that exercises its appraisal rights and receives cash in respect of its AGA Ordinary Shares should recognize gain or loss. For a further discussion of the material U.S. federal income tax consequences of the Reorganization and the related transactions a discussion of the tax treatment of the ownership and disposition of NewCo Ordinary Shares, see “Tax Consequences—Material U.S. Federal Income Tax Consequences”.
U.K. Tax Consequences
Non-U.K. Holders will not be subject to U.K. income tax, corporation tax, or capital gains tax in respect of the Spin-Off or the Scheme. Non-U.K. Holders may be subject to foreign taxation depending on their personal circumstances.
No U.K. stamp duty or SDRT will be payable by Non-U.K. Holders on (i) the transfer under the Scheme of their AGA Ordinary Shares or, in the case of a holder of AGA ADSs, the AGA Ordinary Shares underlying those AGA ADSs; or (ii) the allotment and issue of the NewCo Ordinary Shares as part of the Reorganization (whether under the Spin-Off or under the Scheme).
AGA intends to seek a clearance from HMRC that an agreement to transfer Entitlements (as defined herein) will not be subject to SDRT for the interim period where such Entitlements are available for trading. If such a clearance is not obtained, HMRC may take the position that an agreement to transfer Entitlements will be subject to SDRT at a rate of 0.5% (see “Risk Factors—Risks Related to Taxation— AGA may not obtain a clearance from HMRC that an agreement to transfer Entitlements is not subject to SDRT).
References in this section to “Non-U.K. Holders” are to holders of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares (as applicable) who, at the relevant time, (i) are not resident or domiciled for tax purposes in the United Kingdom, and to whom split-year treatment does not apply; (ii) do not have a permanent establishment or branch or agency in the United Kingdom to which their AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares (as applicable) are attributable; (iii) have not, in the case of individuals, within the past five years been resident for tax purposes in the United Kingdom; (iv) are not carrying on a trade, profession, or vocation in the United Kingdom; (v) are the absolute beneficial owner of their AGA Ordinary Shares, AGA ADSs, or NewCo Ordinary Shares (as applicable) and any dividends paid in respect of them; (vi) hold their AGA Ordinary Shares or NewCo Ordinary Shares (as applicable) as an investment (rather than, for example, as securities to be realized in the course of a trade); (vii) hold their AGA Ordinary Shares, AGA ADSs, or NewCo Ordinary Shares (as applicable) other than under a self-invested personal pension plan, individual savings account, or other regime providing for exemption from tax; and (viii) are not members of a special class of holders subject to special rules, including those detailed in “Tax Consequences—Material U.K. Tax Consequences—Scope of discussion”. See “Tax Consequences—Material U.K. Tax Consequences”.
South African Tax Consequences
NewCo believes that, for South African income tax purposes, the Reorganization will result in a disposal event that may trigger taxes either on capital account or revenue account for AGA shareholders (unless they are exempt from taxation in South Africa).

Income Tax and Capital Gains Tax
For South African Shareholders (as defined herein) that hold their shares on capital account, a capital gain will arise to the extent that the market value of the NewCo Ordinary Shares exceeds the base cost of the AGA Ordinary Shares held by the respective tax resident shareholders. In the alternative, to the extent that the market value of the NewCo Ordinary Shares is less than the base cost of the AGA Ordinary Shares held by the respective shareholders a capital loss will arise.
For South African Shareholders that hold their respective AGA Ordinary Shares as trading stock/inventory, any gain or loss will be treated on revenue account and taxed at the higher effective tax rates applicable to transactions that occur on revenue account.
Non-South African Shareholders (as defined herein) are generally exempt from South African taxes unless the non-South African Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa.
Future NewCo Dividend Payments
South African NewCo shareholders who are not exempt from the dividends tax will be subject to a dividends tax at the rate of 20 per cent. (20%) on all dividends declared and paid by NewCo in respect of NewCo Ordinary Shares that are listed on the JSE (other than dividends that consist of the distribution of an asset in specie) unless an exemption from such tax applies. Non-South African NewCo shareholders will not be subject to taxation on dividends in South Africa.
See “Tax Consequences—Material South African Tax Consequences”.
Financial Statements of NewCo (see page 49)
Prior to the consummation of the Reorganization, NewCo will own no material assets (other than nominal capital) and will not operate any business. For this reason, financial statements of NewCo are not provided in this prospectus. For more information regarding the documents incorporated by reference into this prospectus, including AGA’s financial information, please see the section entitled “Where You Can Find More Information.” See “The Reorganization—Financial Statements of NewCo”.
Accounting Treatment (see page 49)
AGA prepares its consolidated financial statements in conformity with IFRS as issued by the IASB. In evaluating the requirements of IFRS 3 Business Combinations, no party to the Reorganization can be identified as an accounting acquirer. Upon the completion of the Reorganization, the existing AGA shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held in AGA Ordinary Shares immediately prior to the implementation of the Reorganization (subject to adjustments to reflect any exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”). Further, the business carried out by NewCo and its subsidiaries immediately following the Reorganization will be the same as the business carried out by AGA and its subsidiaries immediately prior to the implementation of the Reorganization. The existing AGA shareholders will have the same commercial and economic interest as they had prior to the completion of the Reorganization and no additional new AGA Ordinary Shares will be issued as part of the Reorganization. Accordingly, the Reorganization does not result in a Business Combination as defined under IFRS 3 and, as such, the consolidated financial statements of the successor (NewCo) will reflect that the Reorganization is in substance a continuation of the Group (the Reorganization does not result in any change in ownership, economic substance or carrying values for the Group) and the consolidated financial statements of the predecessor (AGA) will become the comparative consolidated financial statements of that successor, adjusted for any reclassification between share capital and other reserves, as of the Operative Date. For more information about the accounting treatment of the Reorganization, see “The Reorganization—Accounting Treatment.”
Narrative Description of the Pro Forma Effects of the Reorganization and the NewCo Notes Distribution (see page 49)
If the Reorganization and the NewCo Notes Distribution had occurred on December 31, 2022, the pro forma statement of financial position of AGA would have reflected an adjustment to increase the current balance of “Trade, other payables and provisions” by $542 million and reduce “Total shareholders’ equity” by

$542 million. Such amounts represent tax costs, as calculated based on current legislation, of $505 million (made up of Australian landholder duty amounting to $82 million, South African securities transfer taxes amounting to $29 million, and South African dividend withholding taxes amounting to $394 million) and other estimated expenses of $37 million in addition to $13 million incurred and expensed in the year ended December 31, 2022, associated with the Reorganization and the NewCo Notes Distribution. The estimated tax costs of $505 million are based on an assumed market capitalization of ZAR 208,300 million, an AGA share price of ZAR 496 and a ZAR/USD exchange rate of 18.27, each as of May 3, 2023. Of the $542 million, $29 million (representing the South African securities transfer taxes) would have been recognized only in equity, and accordingly, would have had no impact on AGA’s income statement. At December 31, 2022, AGA’s pro forma total liabilities and total equity would have been $4,480 million and $3,592 million, respectively.
If the Reorganization and the NewCo Notes Distribution had occurred on January 1, 2022, the pro forma income statement of AGA would have reflected an adjustment to recognize a $(513) million expense within “Other (expenses) income”, solely allocated to AGA’s equity shareholders. Such amount represents certain tax costs of $476 million (made up of Australian landholder duty amounting to $82 million and South African dividend withholding taxes amounting to $394 million) and other estimated expenses of $37 million associated with the Reorganization and the NewCo Notes Distribution. These costs will not have a continuing effect on AGA’s consolidated income statement or consolidated statement of other comprehensive income. Pro forma net loss attributable to equity shareholders would have been $216 million for the year ended December 31, 2022, as opposed to a profit of $297 million. Pro forma basic EPS would have decreased $1.22 per share from an EPS of $0.71 per share to a loss per share of $0.51, solely due to the $513 million of costs associated with the Reorganization and the NewCo Notes Distribution, given there is no change in the number of shares used in the EPS calculation.
Per Share Data
The following table presents selected historical per share data of AGA as of December 31, 2022 and for the years ended December 31, 2022, 2021 and 2020. There are no pro forma effects of the Reorganization and the NewCo Notes Distribution on the earnings per share from continuing operations data of the Group, excluding non-recurring charges or credits directly attributable to the Reorganization and the NewCo Notes Distribution. The pro forma effects of the Reorganization and the NewCo Notes Distribution on the cash dividends per ordinary share and net assets (book value) per ordinary share data of the Group are set forth below as of December 31, 2022 and for the years ended December 31, 2022, 2021 and 2020. The selected historical per share information of AGA set forth below has been derived from the AGA 2022 Form 20-F.
	As of and for the year ended December 31, 2022 (in $)	For the year ended December 31, 2021 (in $)	For the year ended December 31, 2020 (in $)
Earnings per ordinary share from continuing operations	0.71	1.48	2.34
Cash dividends per ordinary share	0.43	0.54	0.11
Pro forma cash dividends per ordinary share	0.43	0.54	0.11
Net assets (book value) per ordinary share	987.58	—	—
Pro forma net assets (book value) per ordinary share	858.10	—	—

Per Share Market Price
The following table sets forth the closing sale price per AGA Ordinary Share and the closing sale price per AGA ADS on the last full trading day prior to the first public announcement of the Reorganization and the latest practicable date prior to the date of this prospectus. On May 11, 2023 (the last full trading day prior to the first public announcement of the Reorganization on May 11, 2023), the closing sale price of AGA Ordinary Shares (as reported by JSE) was ZAR 512.67 and the closing sale price of AGA ADSs (as reported by the NYSE) was $26.64. On May 18, 2023 (the latest practicable date prior to the date of this prospectus), the closing sale price of AGA Ordinary Shares (as reported by the JSE) was ZAR 468.75 and the closing sale price of AGA ADSs (as reported by the NYSE) was $24.13.
	AGA Ordinary Shares (in ZAR)	AGA ADSs (in $)
May 11, 2023	512.67	26.64
May 18, 2023	468.75	24.13

RISK FACTORS
You should carefully consider the following risk factors, in addition to the other information contained in, or incorporated by reference into, this prospectus, including the matters addressed in the section entitled “Note Regarding Forward-Looking Statements” of this prospectus and in the section entitled “Risk Factors” in the AGA 2022 Form 20-F. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect our ability to complete or realize the anticipated benefits of the Reorganization, and may have a material adverse effect on the business, cash flows, financial condition or operating results of NewCo following the implementation of the Reorganization. The risk factors discussed below are all the risk factors related to the Reorganization and the ownership of NewCo Ordinary Shares that are currently known to us and that could be deemed material. The risk factors discussed below are, however, based on certain assumptions made by us, which later may prove to be incorrect or incomplete. See “Where You Can Find More Information” of this prospectus.
Risks Related to the Reorganization and NewCo Ordinary Shares
We may fail to realize the expected benefits of the Reorganization.
We believe the Reorganization will enhance the Group’s strategic position, including by broadening the appeal of the Group to North American and international investors which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers. See “The Reorganization—Reasons for the Reorganization” for a discussion of our reasons for the Reorganization and the benefits we expect to obtain from the Reorganization. We may, however, encounter difficulties in achieving some or all of these anticipated benefits, including due to adverse market conditions or other circumstances outside of our control, and these anticipated benefits may not materialize. As a result, we may incur additional transaction costs and expenses in connection with the Reorganization and the NewCo Notes Distribution without achieving the related benefits, which could have an adverse impact on our business.
Whether or not the Reorganization is implemented, the announcement and pendency of the Reorganization could cause disruptions in the business of the Group, which could have an adverse effect on its business and financial results.
Whether or not the Reorganization is implemented, the announcement and pendency of the Reorganization could cause disruptions in the business of the Group, including by diverting the attention of our management and employee teams, such as those involved in day-to-day operations, toward the completion of the Reorganization. In addition, we have diverted significant management resources in an effort to implement the Reorganization. If the Reorganization is not completed, we will have incurred significant transaction expenses, including the diversion of management resources, for which we will have received little or no benefit.
The Reorganization and NewCo Notes Distribution will trigger transaction costs and expenses and are not expected to result in any significant cost savings or synergies.
We expect the tax costs of implementing the Reorganization and the NewCo Notes Distribution, which are tied to factors such as AGA’s market capitalization and the ZAR/USD exchange rate at the time of the implementation, to be approximately $505 million (as calculated based on current legislation, and based on an assumed market capitalization of ZAR 208,300 million, an AGA share price of ZAR 496 and a ZAR/USD exchange rate of 18.27, each as of May 3, 2023), consisting of tax costs payable in South Africa and Australia. See “The Reorganization—Tax Consequences of the Reorganization and the NewCo Notes Distribution for the Group”. In the event that the market capitalization of AGA, and the related Group market value, increase between May 3, 2023 and the Operative Date, the tax costs of implementing the Reorganization and the Newco Notes Distribution will also increase, and any such increase may be significant. However, the Reorganization and the NewCo Notes Distribution are not expected to result in any significant cost savings or synergies. See “The Reorganization—Reasons for the Reorganization”.
Additionally, we expect to incur approximately $50 million in transaction expenses in connection with the Reorganization, which have been and will continue to be paid as incurred. These include professional fees, to comply with South African and English corporate laws, U.S. federal securities laws and other laws, financial advisers’ fees, accountants’ fees, filing fees, listing fees, mailing expenses, solicitation fees, transfer agent fees, ADS termination fees, financial printing expenses and other general expenses. A large portion of these expenses will be incurred regardless of whether the Reorganization is completed.

The Group operates in a number of jurisdictions, and is subject to complex tax rules which are subject to change. In addition, the interpretation and application of tax rules by tax authorities and courts in some of the countries in which the Group operates is uncertain and unpredictable. These factors could result in materially higher tax costs of implementing the Reorganization and the NewCo Notes Distribution than currently anticipated. We may also incur additional material transaction costs and expenses that, by their nature, are difficult to estimate accurately at the present time, or our expected transaction costs and expenses could be materially higher than our current estimates. In addition, the expected net benefits associated with the transaction costs and expenses incurred in connection with the Reorganization and the NewCo Notes Distribution may not be achieved in the near term, or at all.
Failure to timely implement the Reorganization, or failure to implement the Reorganization at all, could negatively affect the market price of AGA Ordinary Shares and AGA ADSs.
The completion of the Reorganization is subject to the fulfillment or, alternatively, the waiver (to the extent permitted by applicable law and the Implementation Agreement) of the fulfillment, as the case may be, of the Reorganization Conditions, including that:
•
the AGAH Sale Special Resolution and the Scheme Special Resolution have been passed by the requisite majorities, as applicable, of AGA shareholders entitled to vote on the AGAH Sale and the Scheme, respectively, approving each of the AGAH Sale and the Scheme under the South African Companies Act, and (i) to the extent required by the South African Companies Act, the AGAH Sale and the implementation of the Scheme is approved by the High Court of South Africa and (ii) if applicable, AGA has not elected to treat the Scheme Special Resolution as a nullity under the South African Companies Act;

•
AGA has received no valid demands as contemplated in section 164(5) to (8) of the South African Companies Act (whether in relation to the AGAH Sale or the Scheme) which in aggregate represent more than three and a half per cent. (3.5%) of the voting rights attaching to the AGA Ordinary Shares. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”;

•
the JSE has granted all approvals required for the AGAH Sale and Scheme (such approval being in such form as is customarily issued by the JSE in relation to similar transactions) and the secondary listing of the NewCo Ordinary Shares on the Main Board of the JSE and approval of all documentation required by the JSE to be submitted to it in connection with the AGAH Sale, Scheme and such listing;

•
the SEC has made a declaration confirming the effectiveness of this registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 is in effect and no proceedings for such purpose are pending before or threatened by the SEC;

•	the NYSE has granted all approvals required for the listing of the NewCo Ordinary Shares on the NYSE, subject to notice of issuance;
•	to the extent required, other regulatory approvals, consents or rulings necessary to implement the Reorganization have been obtained; and
•
AGA has not, prior to 10:00 a.m. South African Standard Time on the Long Stop Date, exercised its right to cancel the Implementation Agreement as a result of the occurrence of a Material Adverse Effect.

Approval from the South African Authorities was obtained on March 29, 2023 subject to certain conditions, including that:
•	neither AGA nor any other South African subsidiary of the Group will provide any guarantees in order to enable the Reorganization;
•
NewCo has undertaken to nominate two representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for five years following completion of the Reorganization and to nominate at least one representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

•
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganization;

•	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and
•
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorized dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.

At any time prior to 10:00 a.m. South African Standard Time on the Long Stop Date, or such other date as is specified in the Implementation Agreement or is agreed between AGA and NewCo, AGA may cancel the Implementation Agreement by means of a written notice to NewCo if a Material Adverse Effect has occurred.
See “Terms of the Reorganization and the Shareholders’ Meeting—Reorganization Conditions”.
Such conditions to AGA’s obligations to complete the Reorganization may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of NewCo and AGA. In the event that any such waiver does not require resolicitation of shareholders, the parties will have the discretion to complete the Reorganization without seeking further shareholder approval. Conversely, several of the Reorganization Conditions are not under our control and there can be no assurances regarding the timing of the requisite regulatory approvals or our ability to obtain such approvals on satisfactory terms or at all.
In addition, court approval will be required before the AGAH Sale or the Scheme, as applicable, can be implemented if (i) the AGAH Sale Special Resolution and/or the Scheme Special Resolution was opposed by at least 15 per cent. (15%) of the voting rights that were exercised on such resolution, in which case any AGA shareholder who voted against such resolution has the automatic right to require AGA to seek court approval, or (ii) the court grants leave to a single dissenting AGA shareholder to seek court approval (even if the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by less than 15 per cent. (15%) of the voting rights that were exercised on such resolution). In both instances, the court may, among other things, set aside the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, on the grounds of procedural irregularity or a manifestly unfair result. This process of court approval could substantially delay the implementation of the Reorganization and, if such approval is denied by the court, could prevent the Reorganization from being implemented at all.
If the Reorganization is not completed on the expected schedule or at all, trading in AGA Ordinary Shares and in AGA ADSs could be negatively affected. The market prices of AGA Ordinary Shares and AGA ADSs currently and in the period prior to the implementation of the Reorganization (or failing to complete the Reorganization) may reflect a market assumption that the Reorganization will be implemented. If the Reorganization is not implemented, this could result in a negative perception by the stock market of AGA generally and a decline in the market price of AGA Ordinary Shares and of AGA ADSs.
If a substantial number of AGA shareholders exercise their appraisal rights, it could have a negative impact on AGA’s cash flows, business plans, results of operations and financial condition.
Under South African law, AGA shareholders who object to the AGAH Sale or the Scheme and do not vote in favor of the AGAH Sale or the Scheme are entitled to assert appraisal rights, which allow them to sell their AGA Ordinary Shares to AGA at the fair value as at the Fair Value Determination Time, provided that the dissenting AGA shareholders strictly comply with the relevant provisions of the South African Companies Act as described in “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”. AGA would be required to make a cash payment to satisfy the dissenting AGA shareholders’ rights to receive the fair value as at the Fair Value Determination Time of the AGA Ordinary Shares. The fair value of the AGA Ordinary Shares as at the Fair Value Determination Time is determined by AGA or a court, as applicable, and could be more than, the same as or less than the market price of the AGA Ordinary Shares. The implementation of the Reorganization is subject to the fulfillment of certain conditions precedent, including that the number of AGA shareholders that give notice objecting to the AGAH Sale or Scheme pursuant to the South African Companies Act and vote against the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, does not exceed three and a half per cent. (3.5%) of all AGA Ordinary Shares. Such condition may be waived by AGA in its sole discretion. Neither NewCo nor AGA can predict the amount of cash that AGA may be required to pay to dissenting AGA shareholders exercising their appraisal rights. If the number of dissenting AGA shareholders or the amount of cash required to be paid by AGA is substantial, AGA’s cash flows, business plans, results of operations, and financial condition could be negatively affected.
The value of the NewCo Ordinary Shares may decrease.
It is likely that the price of the NewCo Ordinary Shares will fluctuate and may not always accurately reflect the underlying value of NewCo and its subsidiaries. The value of the NewCo Ordinary Shares may decrease. The prices that investors may realize for their holdings of NewCo Ordinary Shares, when they are able to do so, may be influenced by a large number of factors, including the possibility that the market for the NewCo Ordinary Shares is less liquid than for other equity securities and that the prices of the NewCo Ordinary Shares are relatively volatile. In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have an adverse effect on the market price of the NewCo Ordinary Shares.
Sales of large quantities of NewCo Ordinary Shares, or the perception that these sales may occur or other dilution of the company’s equity, could adversely affect the prevailing market price of the NewCo Ordinary Shares.
The bulk of the NewCo Ordinary Shares are expected to be held by a relatively small number of investors. According to information available to the company, AGA’s five largest shareholders beneficially owned 35.04 per cent. (35.04%) and the top 10 largest beneficially owned 50.22 per cent. (50.22%) of the AGA Ordinary Shares as at April 28, 2023. Upon completion of the Reorganization, such shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares immediately prior to the implementation of the Reorganization (subject to any adjustments to reflect any exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”).
Subject to applicable securities laws, holders of the NewCo Ordinary Shares may decide to sell them at any time. As a result, the market price of the NewCo’s securities could fall if large quantities of NewCo Ordinary Shares are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur.
Fluctuations in the exchange rate of currencies may reduce the market value of the NewCo Ordinary Shares, as well as the market value of any dividends or distributions paid by NewCo.
NewCo is expected to pay dividends and other distributions, if any, in U.S. dollars and South African rand. As a result, exchange rate movements may affect the British pound and the Ghanaian cedi value of these dividends, as well as of any other distributions paid by the relevant depositary to holders of the company’s securities. Moreover, since the NewCo Ordinary Shares are denominated in U.S. dollars, and any dividends to be paid in respect of them are expected to be denominated in U.S. dollars and South African rand, an investment in the NewCo Ordinary Shares by a person whose principal currency is not U.S. dollars or South African Rand likely exposes the shareholder or investor to foreign currency risk.
Furthermore, unless the rights attaching to or terms of issue of the relevant shares say otherwise, the NewCo Articles will allow for dividends and any other money payable in respect of a share to be paid in any currency at the discretion of the board of directors using an exchange rate selected by the directors for any currency conversions required. If, and to the extent that, NewCo opts to declare dividends and distributions in any currency other than U.S. dollars, exchange rate movements will affect the U.S. dollar value of such dividends or distributions. This may reduce the value of the company’s securities to investors. Additionally, the market value of NewCo’s securities as expressed in Ghanaian cedis, U.S. dollars and South African rands will fluctuate in part as a result of foreign exchange fluctuations.
NewCo may not pay dividends or make similar payments to shareholders in the future.
NewCo will pay cash dividends only if there are sufficient funds available for that purpose. Fund availability depends upon many factors that include the amount of cash available in relation to the Group’s capital expenditure on existing infrastructure and exploration and other projects.
Under English law, a public company is entitled to pay a dividend or similar payment to its shareholders only if it has sufficient distributable reserves (on a non-consolidated basis) and if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves and if and to the extent that the distribution does not reduce the amount of those assets to less than that aggregate.
Given these factors, including the capital and investment needs of the Group, and the NewCo Board’s discretion to declare a dividend (including the amount and timing thereof), cash dividends may not be paid in the future.
U.S. securities laws do not require NewCo to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the company than they might otherwise receive from a comparable U.S. company.
It is anticipated that, at least initially, NewCo will be subject to the periodic reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. For example, NewCo is not required to publish reviewed financial statements and analyses of operating and financial results for the quarters ended March 31 and September 30 each year. If NewCo avails itself of exemptions afforded to foreign private issuers, investors will receive less timely financial reports than they otherwise might receive from a comparable U.S. company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in NewCo.
The NewCo Ordinary Shares to be received as a result of the Reorganization have different rights from the AGA Ordinary Shares.
Following completion of the Reorganization, AGA shareholders will no longer hold AGA Ordinary Shares or AGA ADSs, but will instead beneficially own NewCo Ordinary Shares. NewCo is incorporated under the laws of England and Wales, and AGA is incorporated under the laws of South Africa. As a result, there are important differences between the rights of AGA shareholders and the rights of NewCo shareholders. See “Comparison of Rights of shareholders of AGA and NewCo”. As a company incorporated under the laws of England and Wales, NewCo is governed by the laws of England and Wales, including the United Kingdom Companies Act 2006 (the “U.K. Companies Act”), which differs in some material respects from the South African Companies Act and laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to the enforceability of certain provisions of the NewCo Articles against beneficial owners of NewCo Ordinary Shares.
The U.K. City Code on Takeovers and Mergers, or the Takeover Code, may apply to NewCo in the future.
The U.K City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, to an offer for a public company whose registered office is in the United Kingdom (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the “U.K. Takeover Panel”), to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). Under the U.K. Takeover Code, the Takeover Panel will determine whether NewCo’s place of central management and control is in the United Kingdom by looking at various factors, including the structure of NewCo’s Board, the functions of the directors of the NewCo Board and where they are resident.

Based upon NewCo’s current and intended plans for its directors, the Takeover Code will not apply to NewCo immediately following the completion of the Reorganization. However, if at the time of a takeover offer, the U.K. Takeover Panel determines that NewCo’s place of central management and control is in the United Kingdom, or if NewCo becomes subject to the Takeover Code as a result of future changes in the NewCo Board’s composition, changes in the U.K. Takeover Panel’s interpretation of the Takeover Code, or other events which result in NewCo falling within the jurisdiction of the Takeover Code, NewCo would be subject to a number of rules and restrictions, including but not limited to the following: (i) NewCo’s ability to enter into deal protection arrangements with a bidder would be limited; (ii) NewCo might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) NewCo would be obliged to provide equality of information to any competing offerors or bona fide potential offerors.
The NewCo Articles provide that the courts of England and Wales will be the exclusive forum for any proceeding, suit or action other than those arising under the Securities Act or the Exchange Act, and that the federal district courts of the United States will be the exclusive forum for any proceeding, suit or action arising under the Securities Act or the Exchange Act.
The NewCo Articles provide that any proceeding, suit or action (other than those arising under the Securities Act or the Exchange Act) between (i) a NewCo shareholder or a beneficial owner (in its capacity as such) and NewCo and/or NewCo’s directors arising out of or in connection with the NewCo Articles or otherwise, and/or (ii) to the fullest extent permitted by law, NewCo and its directors (in their capacities as such or as employees of NewCo), including all claims made by or on behalf of NewCo against its directors, may only be brought in the courts of England and Wales (the “England and Wales Forum Provision”). The NewCo Articles further provide, that unless NewCo by ordinary resolution consents to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any proceeding, suit or action arising under the Securities Act or the Exchange Act (the “U.S. Federal Forum Provision”). Any person or entity purchasing or otherwise acquiring any interest in NewCo shares will be deemed to have notice of and consented to the provisions of the England and Wales Forum Provision and the U.S. Federal Forum Provision in the NewCo Articles, including in particular submission to the jurisdiction of the courts of England and Wales in relation to any proceeding, suit or action (other than those arising under the Securities Act or the Exchange Act), provided, however, that NewCo’s shareholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.
The England and Wales Forum Provision and the U.S. Federal Forum Provision in the NewCo Articles may impose additional litigation costs on NewCo shareholders in pursuing any such claims. Additionally, the forum selection clauses in the NewCo Articles may limit the ability of NewCo shareholders to bring a claim in a judicial forum that they find favorable for disputes with NewCo or its directors, officers or employees, which may discourage the filing of lawsuits against NewCo and its directors, officers and employees, even though an action, if successful, might benefit NewCo shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including the courts of England and Wales and other courts within the United States, will enforce the U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect NewCo’s results of operations and financial condition. The U.S. Federal Forum Provision may also impose additional litigation costs on NewCo’s shareholders who assert that the provision is not enforceable or invalid. The courts of England and Wales and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to NewCo than NewCo’s shareholders.
You may not be able to obtain or enforce judgments of U.S. courts against NewCo or its directors or officers.
NewCo is incorporated under the laws of England and Wales. Some of NewCo’s directors and executive officers are non-residents of the United States, and a substantial portion of NewCo’s assets and these non-resident persons will be located outside the United States. As a result, it may not be possible for investors to effect service of process on NewCo or these non-resident persons in the United States or to enforce in the United

States judgments obtained in U.S. courts against NewCo or these non-resident persons based on the civil liability provisions of the U.S. securities laws or otherwise. Even if investors are successful in bringing an action of this kind, the laws of England and Wales (or any other applicable jurisdiction) may render them unable to enforce a judgment against NewCo’s assets or the assets of its non-resident directors and executive officers. In addition, NewCo has been advised by counsel that both in original actions and in actions for the enforcement of judgments of U.S. courts based upon certain civil liability provisions under U.S. securities laws, there is doubt as to whether English courts would enforce these civil liabilities.
If NewCo issues additional NewCo Ordinary Shares in the future, the value and voting power of its NewCo Ordinary Shares issued in connection with the Reorganization may become diluted as more NewCo Ordinary Shares become issued and outstanding.
NewCo may undertake additional offerings of NewCo Ordinary Shares or of securities convertible into NewCo Ordinary Shares after the implementation of the Reorganization. The resulting increase in the number of NewCo Ordinary Shares issued and outstanding, or the possibility of sales of such ordinary shares, may depress the future trading price of NewCo Ordinary Shares after the implementation of the Reorganization. In addition, if such additional issuances of NewCo Ordinary Shares occur, the voting power of the then existing shareholders of NewCo may be diluted.
As NewCo will be a holding company, its operating results, financial condition and ability to pay dividends or other distributions will be dependent on dividends and other distributions received from its subsidiaries, which may be subject to restrictions.
Since NewCo will be a holding company, its operating results and financial condition will be dependent on the performance of its operating subsidiaries. Additionally, NewCo’s ability to pay dividends or other distributions in the future will, subject to any distributable reserve buffer created by the Capital Reduction (as defined herein; see “Terms of the Reorganization and the Shareholders’ Meeting—Capital Reduction”), depend on the level of dividends and other distributions, if any, received from its operating subsidiaries. The ability of NewCo’s operating subsidiaries to make loans or distributions (directly or indirectly) to NewCo may, from time to time, be restricted as a result of several factors, including restrictions in financing agreements, capital controls or other foreign exchange limitations (other than the South African exchange control limitations that currently impact AGA), the requirements of applicable law and regulatory and fiscal or other restrictions. In addition, NewCo’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to all prior claims of the subsidiary’s creditors.
Furthermore, we expect that NewCo will guarantee some of the payment obligations of certain subsidiaries from time to time. For example, in connection with the AGAH Sale, NewCo will assume the obligations and covenants of AGA as guarantor of the notes issued by AGAH pursuant to an indenture dated as of April 28, 2010 among AGAH, as issuer, AGA, as guarantor, and The Bank of New York Mellon, as trustee. In addition, we expect that NewCo will become a guarantor under the multi-currency syndicated facility agreement dated as of June 9, 2022, by and among AGAH and AngloGold Ashanti Australia Limited, as borrowers, The Bank of Nova Scotia, as agent, and certain financial institutions party thereto, following implementation of the Reorganization. These guarantees may require NewCo to provide substantial funds or assets to its subsidiaries or their creditors or counterparties at a time when NewCo is in need of liquidity to fund its own obligations.
If earnings and cash flow from operating subsidiaries were substantially reduced for a sufficient length of time, NewCo may not be in a position in the longer term to make distributions to holders of NewCo Ordinary Shares in line with any future announced proposals or at all.
There may not be an active trading market for the NewCo Ordinary Shares, which may have an adverse impact on the value of the NewCo Ordinary Shares.
There has been no prior public market for the NewCo Ordinary Shares. Prior to the Operative Date, NewCo will file a listing application to list the NewCo Ordinary Shares on the NYSE and the JSE. NewCo also intends to apply for listings on the A2X and the GhSE. However, a liquid trading market may not develop or may not be sustained for the NewCo Ordinary Shares. As a result, holders of the NewCo Ordinary Shares may not be able to sell their NewCo Ordinary Shares, or such holders may not be able to sell their NewCo Ordinary Shares for a price that reflects their value.

Risks Related to AGA’s Business
You should read and consider risk factors specific to AGA’s business that will also affect NewCo’s business after the completion of the Reorganization. These risks are described in Part I, Item 3.D of the AGA 2022 Form 20-F, and in other documents that are incorporated by reference herein. For more information, see the section entitled “Where You Can Find More Information”.
Risks Related to Taxation
The U.S. Tax Reorganization may not qualify as a “reorganization” for U.S. federal income tax purposes.
It is intended that, for U.S. federal income tax purposes, the U.S. Tax Reorganization will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. AGA has received a private letter ruling from the IRS confirming that the U.S. Tax Reorganization satisfies certain requirements of Section 368(a)(1)(F) of the Code. This ruling is based on certain facts, assumptions and representations provided by AGA and NewCo to the IRS. If any of the facts, assumptions or representations upon which the IRS based its ruling are inconsistent with the actual facts with respect to the U.S. Tax Reorganization, AGA and its shareholders may not be able to rely on the IRS ruling and the U.S. federal income tax consequences of the U.S. Tax Reorganization could be adversely affected. If the Conversion or the Election do not happen following the Reorganization or if the IRS successfully challenges the treatment of the U.S. Tax Reorganization, adverse U.S. federal income tax consequences may result. Shareholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. and other tax consequences of the U.S. Tax Reorganization in their particular circumstances (including the possible tax consequences if treatment of the U.S. Tax Reorganization as a “reorganization” is successfully challenged).
There may be potential “Passive Foreign Investment Company” tax considerations for U.S. Shareholders.
NewCo would be a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes with respect to a U.S. Shareholder (as defined in “Tax Consequences—Material U.S. Federal Income Tax Consequences” below) if for any taxable year in which such U.S. Shareholder held NewCo Ordinary Shares, after the application of applicable “look-through rules”, (i) 75 per cent. (75%) or more of NewCo’s gross income for the taxable year consists of “passive income”, or (ii) at least 50 per cent. (50%) of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income”. For this purpose, NewCo will be treated as owning its proportionate share of the assets and earnings and its proportionate share of the income of any other corporation in which it owns at least 25 per cent. (25%) by value of the stock. U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
While NewCo believes that its shares are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is a factual determination made annually and thus may be subject to change. Moreover, NewCo may become a PFIC in future taxable years if there were to be changes in NewCo’s assets, income or operations. In addition, if AGA were a PFIC or had been a PFIC in the past, the exchange of AGA Ordinary Shares or AGA ADSs for NewCo Ordinary Shares could be taxable to U.S. Shareholders. See “Tax Consequences—Material U.S. Federal Income Tax Consequences—Tax Consequences of the U.S. Tax Reorganization to Holders of AGA Ordinary Shares and AGA ADSs—PFIC Considerations Related to the Reorganization” and “Tax Consequences—Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders of NewCo Ordinary Shares—PFIC Rules” for a further discussion.
Issues or Transfers of NewCo Ordinary Shares may be subject to stamp duty or stamp duty reserve tax (“SDRT”) in the United Kingdom, which would increase the cost of dealing in or issuing further NewCo Ordinary Shares.
Stamp duty and/or SDRT are imposed in the United Kingdom on certain transfers of chargeable securities (which include shares in companies incorporated in the United Kingdom) at a rate of 0.5 per cent. (0.5%) of the consideration paid for the transfer. Certain issues and transfers of shares to depositary receipt facilities or clearance systems providers are charged at a higher rate of 1.5 per cent. (1.5%).
Pursuant to arrangements that NewCo is expected to enter into with DTC, the NewCo Ordinary Shares are expected to be eligible to be held in book-entry form through the facilities of DTC. Based on our understanding that DTC has not made an election under section 97A(1) of the Finance Act 1986, transfers of NewCo Ordinary Shares held in book-entry form through DTC should not attract a charge to U.K. stamp duty or SDRT. A transfer of NewCo Ordinary Shares from within the DTC system out of DTC may, and any subsequent transfers on sale of the NewCo Ordinary Shares outside of DTC will generally, subject in each case to the availability of any exemptions or reliefs, be liable to U.K. stamp duty at the rate of 0.5 per cent. (0.5%) of the amount or value of the consideration payable (rounded up to the nearest multiple of £5) or, in respect of an unconditional agreement to transfer NewCo Ordinary Shares, SDRT at the rate of 0.5 per cent. (0.5%) of the amount or value of the consideration payable. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the share register of NewCo. If a NewCo shareholder decides to redeposit NewCo Ordinary Shares into DTC, the redeposit will likely attract U.K. stamp duty or SDRT at a rate of 1.5 per cent. (1.5%) of the value of the NewCo Ordinary Shares.
NewCo is expected to put in place arrangements with its transfer agent to require that NewCo Ordinary Shares held in certificated form cannot be transferred into the DTC system until the transferor of the NewCo Ordinary Shares has first delivered the shares to a depository specified by NewCo so that U.K. stamp duty or SDRT may be collected in connection with the initial delivery to the depository. Any such NewCo Ordinary Shares will be evidenced by a receipt issued by the depository. Before the transfer can be registered in NewCo’s share register, the transferor will also be required to provide the transfer agent sufficient funds to settle the resultant liability for U.K. stamp duty or SDRT.
U.K. stamp duty and SDRT will, where applicable, generally be borne by the purchaser of the relevant NewCo Ordinary Shares.
Following decisions of the European Court of Justice and the U.K. First-tier Tax Tribunal, HMRC announced that it will not seek to apply a charge to U.K. SDRT on the issuance of shares into a depositary receipt facility or clearance service, such as DTC. Following the United Kingdom’s exit from the European Union, HMRC confirmed that the 1.5 per cent. (1.5%) U.K. stamp duty and SDRT charge on the issue (or, where it is integral to the raising of new capital, the transfer) of new shares into a depositary receipt facility or clearance service would remain disapplied under the terms of the European Union (Withdrawal) Act 2018, and that this would remain the position unless stamp taxes on shares legislation is amended. However, it is possible that the United Kingdom may subsequently amend or enact laws applicable to U.K. stamp duty or SDRT, which could have a material adverse effect on the cost of trading in NewCo Ordinary Shares. In particular, on September 22, 2022, the U.K. Government introduced to the House of Commons the Retained EU Law (Revocation and Reform) Bill. Although the bill has since been subject to a number of material amendments, if enacted in its current form without further amendment, the bill would have the effect that pre-existing EU law rights recognized in litigation would, by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law), cease to be recognized after December 31, 2023. In that eventuality, the 1.5 per cent. (1.5%) U.K. stamp duty or SDRT charges, which are disapplied in the circumstances set out above, may no longer be disapplied. Were that to be the case, future issues of NewCo Ordinary Shares into a depositary receipt facility or clearance service (such as DTC) may result in a 1.5 per cent. (1.5%) SDRT charge, which would increase the cost of issuing NewCo Ordinary Shares.
If the NewCo Ordinary Shares are not eligible for continued deposit and clearing within the facilities of DTC, then transactions in the NewCo Ordinary Shares may be disrupted.
As part of the Reorganization, NewCo is expected to indemnify DTC for any U.K. stamp duty and/or SDRT that may be assessed upon it as a result of its service as a clearance system provider for the NewCo Ordinary Shares. However, DTC will retain sole discretion to cease to act as a clearance system provider for the NewCo Ordinary Shares at any time. If DTC determines at any time following the Reorganization that the NewCo Ordinary Shares are no longer eligible for deposit, clearing and settlement services within its facilities, such shares may become ineligible for continued listing on a U.S. securities exchange, and trading in such shares would be disrupted. In such an event, it is expected that DTC will agree to provide NewCo with advance notice and assist NewCo, to the extent possible, with efforts to mitigate adverse consequences. While NewCo would likely pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the NewCo Ordinary Shares.

NewCo intends to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat NewCo as also being a resident of another jurisdiction for tax purposes
NewCo is incorporated in the United Kingdom. Current U.K. tax law provides that NewCo will be regarded as being U.K. resident for tax purposes from incorporation and will remain so unless (i) NewCo were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction. Based upon NewCo’s anticipated management and organizational structure, NewCo believes that NewCo should be regarded solely as resident in the United Kingdom for tax purposes from NewCo’s incorporation. However, because this analysis is highly factual and may depend on future changes in NewCo’s management and organizational structure, there can be no assurance regarding the final determination of NewCo’s tax residence. Should NewCo be treated as resident in a country or jurisdiction other than the United Kingdom as a result of new facts or changes in applicable law, NewCo could be subject to taxation in that country or jurisdiction on NewCo’s worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and/or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.
AGA may not obtain a clearance from HMRC that an agreement to transfer Entitlements is not subject to SDRT
Trading of AGA Ordinary Shares on the JSE and A2X will be suspended prior to the Spin-Off due to the fact that the JSE and A2X operate a T+3 business day settlement timeframe for trades. Following suspension of trading in the AGA Ordinary Shares, the JSE and A2X will make available for trading entitlements to the NewCo Ordinary Shares (the “Entitlements”) for three business days prior to the Operative Date. AGA intends to seek a clearance from HMRC that an agreement to transfer Entitlements will not be subject to SDRT at a rate of 0.5 per cent. (0.5%) for the interim period where such Entitlements are available for trading. Shareholders should be aware that HMRC may refuse to provide such a clearance and may take the position that an agreement to transfer Entitlements will be subject to SDRT at a rate of 0.5 per cent. (0.5%) of any consideration paid. Shareholders should consult their own tax advisors regarding the U.K. SDRT position for their own particular circumstances.

THE REORGANIZATION
General
The AGA Board has approved a reorganization transaction. AGA expects to implement this proposal in three sequential, separate and fully interconditional steps consisting of (i) the Spin-Off; (ii) the AGAH Sale; and (iii) the Scheme. Upon completion of the Reorganization, AngloGold Ashanti plc (as NewCo is expected to be known following its re-registration as a public limited company in England) will be the ultimate parent company of the Group and each of AGA and AGAH will be a direct, wholly owned subsidiary of NewCo.
As a result of the Reorganization, each AGA shareholder will own one NewCo Ordinary Share for each AGA Ordinary Share (including the AGA Ordinary Shares represented by ADSs) held on the Reorganization Consideration Record Date, and the existing AGA shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on such record date (subject to adjustments to reflect any exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”).
Following completion of the Reorganization, AGA will declare a dividend in specie to its shareholder NewCo of a portion of the NewCo Notes, which will then be canceled. AGA will retain a number of NewCo Notes that have the face value equal to the aggregate amount of dividends tax payable by AGA as a result of the NewCo Notes Distribution.
The business carried out by NewCo and its subsidiaries immediately following the implementation of the Reorganization will be the same as the business carried out by AGA and its subsidiaries immediately prior to the implementation of the Reorganization. We expect that all members of the AGA Board will become members of the NewCo Board and all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo on or prior to the Operative Date.
Background to the Reorganization
The Group has a globally diverse portfolio of mining operations and projects. From time to time, AGA has considered transactions similar to the Reorganization with the aim of redomiciling to another jurisdiction. The implementation of the Reorganization, resulting in a re-domiciliation to the United Kingdom and a primary listing on the NYSE, is expected to enhance the Group’s strategic position. We believe that a primary listing on the NYSE will broaden the appeal of the Group to North American and international investors, which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers. Additionally, NewCo’s incorporation in the United Kingdom will take the Group to a leading, low-risk jurisdiction where the Group already has a corporate presence.
On September 30, 2020, AGA completed the sale of its remaining South African mining assets to Golden Core Trade and Investment (Pty) Ltd and Harmony Gold Mining Company Limited, leaving AGA with a very limited presence in South Africa.
On November 17, 2021, the AGA Board decided that special meetings of the Investment Committee be convened to consider a potential redomiciliation transaction. From November 2021 until December 2021, the management team, with the help of financial and legal advisors, evaluated various alternatives with respect to the structure of the potential transaction, the listing venues for the Group’s shares and the jurisdiction of incorporation of the new holding company of the Group.
On December 14, 2021, the Investment Committee reviewed information about alternative structures for the potential redomiciliation transaction.
From December 2021 until January 2022, the management team, with the help of financial and legal advisors, evaluated various alternatives with respect to the structure of the potential transaction, the listing venues for the Group’s shares (including consideration of the relative merits of the NYSE, the London Stock Exchange and the Toronto Stock Exchange as primary listing locations in combination with a secondary listing on the JSE) and the jurisdiction of incorporation of the new holding company of the Group (including consideration of the relative merits of the United Kingdom and the United States as jurisdictions of incorporation).
On January 27, 2022, the Investment Committee reviewed information about the proposed structure of the transaction and venues for the primary and secondary listings of the Group’s shares and considered potential jurisdictions in which a new holding company of the Group could be established.

From January 2022 until May 2022, the management team, with the help of financial and legal advisors, continued to evaluate various alternatives with respect to the structure of the potential transaction, the listing venues for the Group’s shares and the jurisdiction of incorporation of the new holding company of the Group.
On May 20, 2022, the Investment Committee reviewed information about potential structures of the transaction and venues for the primary and secondary listings of the Group’s shares and considered potential jurisdictions in which a new holding company of the Group could be established. The Investment Committee determined that a primary listing on the NYSE would, among other things, enhance share trading liquidity across the exchanges, while a primary listing on the London Stock Exchange or Toronto Stock Exchange might bifurcate and negatively impact trading liquidity on the JSE. It also determined that the United Kingdom would, among other things, be a more tax efficient jurisdiction of incorporation for the Group and for the Group’s shareholders than the United States. Please see “—Reasons for the Reorganization” below, for more information. The Investment Committee recommended that AGA pursue a potential transaction with the structure of the Reorganization, a primary listing on the NYSE (with a secondary listing on the JSE and additional listings on the A2X and the GhSE) and a redomiciliation to the United Kingdom.
As approvals from the South African Authorities are required for the implementation of the Reorganization, the Investment Committee, at the same meeting, authorized the management team to engage, through their financial advisors, with the South African Authorities to discuss the Reorganization, with such engagement occurring after the meeting.
On August 3, 2022, the AGA Board approved the submission of an application to SARB to approve the Reorganization. On August 8, 2022, AGA submitted its formal application to SARB.
On February 10, 2023, NewCo was incorporated in the United Kingdom.
On March 29, 2023, the South African Authorities approved the Reorganization.
On May 11, 2023, each of the AGA Board and the board of directors of NewCo unanimously approved the Reorganization.
On May 12, 2023, the Implementation Agreement was executed by NewCo and AGA and the Irrevocable Offer to Purchase was executed by NewCo.
On May 12, 2023, AGA publicly announced the Reorganization.
Reasons for the Reorganization
The AGA Board unanimously approved the proposal of the Reorganization at a meeting held on May 11, 2023. In reaching its decision, the AGA Board consulted with AGA’s management and legal, financial and tax advisors, and considered a variety of factors, including the following:
•
Enhancing access to deeper pools of capital. We believe that a change in primary listing to the NYSE will increase access and broaden appeal to North American and other international investors. We believe this enhanced position could generate incremental demand and share trading liquidity. We also expect the broader investment appeal and related shift in regulatory environment to enhance the Group’s strategic and financing flexibility.

•
Improving the Group’s competitive position in line with its global peers. Major global gold mining peers with primary listings in North America have significantly higher valuations and greater trading liquidity on U.S. exchanges than the Group does. We believe that a change in primary listing to the NYSE will increase the Group’s proximity to North American institutional investors and analysts, which is expected to improve valuation comparisons to North American peers and enhance share trading liquidity.

•
Redomiciling to a leading, low-risk jurisdiction where the Group has a corporate presence. As a result of the Reorganization, all of the Group’s operating entities will be held under NewCo, a U.K.-incorporated entity subject to English corporate law. We believe this will provide an efficient legal, regulatory and tax framework for the Group and its shareholders which is expected to enhance strategic and financing flexibility thereby broadening the appeal of the Group to investors. We also expect to build upon the existing corporate infrastructure, relationships and knowledge of the Group in the United Kingdom, which stems from the management of AGAH, AGA’s principal holding company subsidiary, having been tax resident and headquartered there since 2017.
•
Minimal disruption for existing stakeholders. In addition to a primary listing of the NewCo Ordinary Shares on the NYSE, NewCo will seek inward listings on the JSE and A2X in South Africa and a secondary listing on the GhSE in Ghana. As a result, the Group will continue to build upon established listings and pools of liquidity. Furthermore, the Group proposes no changes to the membership of the board or to management, who remain focused on executing the Group’s strategy. The Reorganization is not expected to result in any job losses, and certain core corporate functions servicing the Group are expected to maintain a presence in South Africa. In addition, the transaction costs and expenses of implementing the Reorganization and the NewCo Notes Distribution, which will be tied to factors such as the Group’s market value and the ZAR/USD exchange rate at the time of implementation, are expected to be non-recurring. Such transaction costs and expenses are estimated to be approximately $555 million, representing approximately five per cent. (5%) of the market capitalization of AGA, consisting of tax costs payable in South Africa and Australia of approximately $505 million (as calculated based on current legislation, and based on an assumed market capitalization of ZAR 208,300 million, an AGA share price of ZAR 496 and a ZAR/USD exchange rate of 18.27, each as of May 3, 2023) as well as transaction expenses. See “The Reorganization—Tax Consequences of the Reorganization and the NewCo Notes Distribution for the Group”, “The Reorganization—Narrative Description of the Pro Forma Effects of the Reorganization and the NewCo Notes Distribution” and “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares—The Reorganization and NewCo Notes Distribution will trigger transaction costs and expenses and are not expected to result in any significant cost savings or synergies”.

•
Continuity of shareholding structure. The Reorganization will allow existing AGA shareholders to maintain their investment in the Group in the same percentages as they held prior to the implementation of the Reorganization (subject to any adjustments to reflect the exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”).

•
Tax treatment. The Reorganization is not expected to be subject to U.S. federal or South African income tax generally, or to U.K. income tax or corporation tax for Non-U.K. Holders (as defined herein), and is expected to be broadly tax neutral for the Group on a going-forward basis, following the payment of one-off transaction taxes in South Africa and Australia. See “The Reorganization—Tax Consequences of the Reorganization and the NewCo Notes Distribution for the Group” and “Tax Consequences” for a description of the material tax consequences relating to the Reorganization.

•
Accounting treatment. For accounting purposes, the Reorganization does not result in a business combination as defined under IFRS 3 “Business Combinations”. This is because no party to the Reorganization can be identified as an accounting acquirer in the transaction and the Reorganization does not result in any change in ownership, economic substance or carrying values for the Group. As such, the consolidated financial statements of the successor (NewCo) will reflect that the Reorganization is in substance a continuation of the Group and the consolidated financial statements of the predecessor (AGA) will become the comparative consolidated financial statements of that successor, adjusted for any reclassification between share capital and other reserves as of the Operative Date. See “—Accounting Treatment”.

The AGA Board also considered potential negative consequences and risks that may arise from the Reorganization, including the following factors:
•
Significant transaction costs and expenses. While the Group will incur significant nonrecurring transaction costs and expenses in connection with the implementation of the Reorganization and the NewCo Notes Distribution, the Reorganization is not expected to result in any significant cost savings or synergies for the Group, despite the other benefits outlined above; and

•	Risk of failure to timely implement the Reorganization. Our failure to timely implement the Reorganization could negatively affect the market price of AGA Ordinary Shares and AGA ADSs.

See “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares”.
However, the AGA Board concluded unanimously that the expected benefits of the Reorganization outweigh the potential negative consequences and risks.
This discussion of the information and factors considered by the AGA Board in making its decision is not intended to be exhaustive but includes the material factors considered by the AGA Board. The AGA Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the AGA Board may have given different weight to the various factors. The determination of the AGA Board was made after consideration of all of the factors together.
The foregoing discussion of the AGA Board’s consideration of the factors supporting the Reorganization is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Note Regarding Forward-Looking Statements”.
Regulatory Filings and Approvals Necessary to Complete the Reorganization
In addition to the regulatory requirements under U.S. federal securities laws, the completion of the Reorganization is subject to the following regulatory requirements or approvals: (i) the JSE has granted all approvals required for the Reorganization and the listing of the NewCo Ordinary Shares on the main board of the JSE; (ii) the Takeover Regulation Panel has issued or granted the requisite compliance certificates and exemptions in respect of the Reorganization; (iii) the South African Authorities have approved the Reorganization; (iv) the A2X has unconditionally granted all approvals required for the listing of the NewCo Ordinary Shares on the A2X; (v) the NYSE has granted all approvals required for the listing of the NewCo Ordinary Shares on the NYSE, subject to notice of issuance; (vi) the GhSE has unconditionally granted all approvals required for the listing of the NewCo Ordinary Shares on the GhSE; (vii) FIRB has issued a notice of no objection; (viii) either the Minister of Lands and Natural Resources of Ghana has issued a no-objection letter or the period for the Minister to issue a notice of objection has expired without the Minister having issued a written notice of objection; (ix) AGA has notified the Director of Mines in Mali of the Reorganization; (x) AGA has notified the Minister of Mines in Guinea of the Reorganization; (xi) either a confirmation has been received from the Tanzanian Fair Competition Commission that the Reorganization does not qualify as a “merger” and therefore no notification is required or if the Tanzanian Fair Competition Commission determines that the Reorganization qualifies as a “merger”, then approval from the Tanzanian Fair Competition Commission to proceed with the Reorganization has been obtained; (xii) the Federal Communications Commission has granted approval for the transfer of relevant licenses; and (xiii) to the extent required, other regulatory approvals, consents or rulings necessary to implement the Reorganization have been obtained.
In addition, court approval will be required before the AGAH Sale or the Scheme, as applicable, can be implemented if (i) the AGAH Sale Special Resolution and/or the Scheme Special Resolution was opposed by at least 15 per cent. (15%) of the voting rights that were exercised on such resolution, in which case any AGA shareholder who voted against such resolution has the automatic right to require AGA to seek court approval, or (ii) the court grants leave to a single dissenting AGA shareholder to seek court approval (even if the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by less than 15 per cent. (15%) of the voting rights that were exercised on such resolution). In both instances, the court may, among other things, set aside the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, on the grounds of procedural irregularity or a manifestly unfair result.
Approval from the South African Authorities was obtained on March 29, 2023 subject to certain conditions, including that:
•	neither AGA nor any other South African subsidiary of the Group will provide any guarantees in order to enable the Reorganization;
•
NewCo has undertaken to nominate two representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for five years following completion of the Reorganization and to nominate at least one representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

•
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganization;

•	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and
•
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorized dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.

Approval from FIRB was obtained on September 23, 2022. AGA notified the Director of Mines in Mali of the Reorganization on May 12, 2023. AGA notified the Minister of Mines in Guinea of the Reorganization on May 12, 2023. AGA and NewCo have filed, or are in the process of filing, notices and applications to obtain the other necessary regulatory clearances and approvals identified above in connection with the Reorganization.
Although we believe that we will receive the requisite regulatory approvals for the implementation of the Reorganization, there can be no assurances regarding the timing of such approvals or our ability to obtain such approvals on satisfactory terms, or at all. See “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares—Failure to timely implement the Reorganization could negatively affect the market price of the AGA Ordinary Shares and AGA ADSs”.
Tax Consequences of the Reorganization and the NewCo Notes Distribution for the Group
South African Securities Transfer Tax
Securities transfer tax will be payable on the transfer of the AGA Ordinary Shares from the AGA shareholders to NewCo in connection with the Scheme. The securities transfer tax is calculated at 0.25 per cent. (0.25%) of the greater of the market value of the AGA Ordinary Shares or the value of the consideration passing (i.e. the market value of the NewCo Ordinary Shares issued in consideration). The securities transfer tax will be payable either by NewCo or AGA depending on the circumstances.
South African Dividend Withholding Tax
The NewCo Notes Distribution will, to the extent that the NewCo Notes Distribution does not constitute a return of Contributed Tax Capital (as defined in the ITA), be regarded as a dividend in specie for South African dividend withholding tax purposes and will be subject to dividend withholding tax in the hands of AGA at the rate of 20 per cent. (20%) of the market value of the NewCo Notes. The rate of dividend withholding tax may be reduced to 5 per cent. (5%) under the terms of Article 10 of the UK/South Africa Double Taxation Convention signed by South Africa and the United Kingdom on July 4, 2002 (the “Double Tax Convention”), provided the specific requirements of Article 10 of the Double Tax Convention are met and the administrative requirements of Section 64FA(2) of the ITA have been complied with by NewCo before the dividend is paid. AGA expects that the NewCo Notes Distribution will be subject to a dividend withholding tax in the hands of AGA at the rate of 5 per cent. (5%). In the event that NewCo fails to qualify as a tax resident of the United Kingdom under the Double Tax Convention or fails to comply with the administrative requirements of Section 64FA(2) of the ITA, the NewCo Notes Distribution will be subject to a dividend withholding tax in the hands of AGA at the rate of 20 per cent. (20%).
To the extent that the NewCo Notes Distribution constitutes a return of Contributed Tax Capital, AGA will not be liable for any dividend withholding tax on the NewCo Notes Distribution.

Australian Landholder Duty
Landholder duty will be payable in Australia in respect of the AGAH Sale. The landholder duty is calculated at 5.15 per cent. (5.15%) of the market value of the underlying land and dutiable chattels of AGAH that are located in Western Australia. NewCo and AGAH will be jointly and severally liable to pay the landholder duty, but AGAH will have a statutory right to recover any duty it pays from NewCo.
Interests of Certain Persons in the Reorganization
As of the date of this prospectus, the directors of NewCo are Alberto Calderon and Robert Paul Harling Hayes, each appointed on February 10, 2023. We expect that all members of the AGA Board will become members of the NewCo Board and all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo on or prior to the Operative Date. Robert Paul Harling Hayes will not remain a director or member of management of NewCo after the Reorganization is completed.
Certain members of the AGA Board and management of AGA participated in determining the nature and terms of the Reorganization. These individuals may have certain interests in the transactions that are additional to the interests of holders of AGA Ordinary Shares or of holders of AGA ADSs that may have caused them to view the transactions more favorably or differently from the way others would view it.
The members of the AGA Board will be granted no special benefits in connection with the Reorganization. None of the members of the AGA Board or the members of the executive management of AGA will receive compensation due to the Reorganization. Further, no changes to the remuneration package for the AGA Board or executive management of AGA are intended to be made in connection with the Reorganization.
The vote required to approve each of the AGAH Sale Special Resolution and the Scheme Special Resolution is 75 per cent. (75%) of the voting rights exercised on the applicable resolution by the holders of AGA Ordinary Shares present or represented by proxy at the Shareholders’ Meeting and entitled to vote on the resolution. As of April 28, 2023, the members of the AGA Board and members of the Executive Committee of AGA held the number of AGA Ordinary Shares as set out in the table below, which individually did not exceed one per cent. (1%) and cumulatively did not exceed one per cent. (1%) of AGA’s issued ordinary share capital (without taking into consideration AGA share grants granted to the directors and executive officers). All AGA shareholders have the same voting rights of one vote per AGA Ordinary Share.
	Beneficial
	Direct		Indirect
	April 28, 2023
	AGA Ordinary Shares	% of AGA Ordinary Shares Outstanding	AGA Ordinary Shares	% of AGA Ordinary Shares Outstanding
Non-Executive Directors
MDC Ramos	—	—	—	—
R Gasant	—	—	—	—
KOF Busia	2,000	0.0005	—	—
AM Ferguson	5,000	0.0012	—	—
AH Garner	22,500	0.0054	—	—
MC Richter	10,300	0.0025	1,000	0.0002
S Lawson	2,830	0.0007	—	—
JE Tilk	2,800	0.0007	—	—
Total-Non-Executive Directors	45,430	0.0108	1,000	0.0002

Executive Directors
A Calderon	26,370	0.0063	—	—
G Doran	—	—	—	—
Total-Executive Directors	26,370	0.0063	—	—

	Beneficial
	Direct		Indirect
	April 28, 2023
	AGA Ordinary Shares	% of AGA Ordinary Shares Outstanding	AGA Ordinary Shares	% of AGA Ordinary Shares Outstanding
Members of the Executive Committee
L Ali	—	—	—	—
SD Bailey	13,039	0.0031	—	—
T Briggs	—	—	—	—
L Eybers	—	—	—	—
MC Godoy	32,643	0.0078	—	—
L Marwick	—	—	—	—
Total-Members of the Executive Committee	45,682	0.0109	—	—

Grand Total	72,052	0.0172	—	—
The number of share awards that have been granted under all applicable AGA equity plans to the executive members of the AGA Board and members of the Executive Committee of AGA, as of April 28, 2023, are set out in the table below. Non-Executive Directors are not eligible to receive, and have not been granted, any share awards under any AGA equity plans.
AGA Share Awards Balance at April 28, 2023(1)(2)
Executive Directors
A Calderon	41,601
G Doran	—
Total-Executive Directors	41,601

Members of the Executive Committee
L Ali	44,233
SD Bailey	155,469
T Briggs	47,004
L Eybers	342,916
MC Godoy	69,224
L Marwick	100,658
Total-Members of the Executive Committee	759,504

Grand Total	801,105
(1)	The latest expiry date of all share awards granted and outstanding at April 28, 2023 is February 24, 2032.
(2)	This table includes all vested and unvested share awards of executive members of the AGA Board and members of the Executive Committee of AGA.
In connection with the implementation of the Reorganization, rights over AGA Ordinary Shares held by participants under AGA’s share incentive schemes immediately prior to the implementation of the Reorganization (including members of the AGA Board and Executive Committee) are expected to be rolled over into equivalent rights over NewCo Ordinary Shares. See “The Reorganization—Treatment of Equity Awards”.
Treatment of Equity Awards
AGA sponsors one active equity plan, the Deferred Share Plan (the “DSP”), and two legacy equity plans, which have currently outstanding awards, the Long-Term Incentive Plan (the “LTIP”) and the Bonus Share Plan (the “BSP”). Holders of vested awards, which includes all awards under the LTIP and the BSP, may exercise such awards prior to the implementation of the Reorganization and receive AGA Ordinary Shares pursuant to the terms of such awards that will participate in the Reorganization on the same basis as other AGA Ordinary Shares generally.
In the case of unvested awards under the DSP, NewCo will adopt an equity award plan in connection with the Reorganization that will issue awards in replacement of such unvested DSP awards as well as any vested awards under the DSP, the LTIP or the BSP that are not exercised prior to the implementation of the Reorganization. Such replacement awards will have substantively the same value and the same terms and conditions as the awards they replace; however, they will be exercisable over NewCo Ordinary Shares in lieu of AGA Ordinary Shares.
Stock Exchange Listing
We intend to make an application so that, upon completion of the Reorganization, the NewCo Ordinary Shares will be listed and traded in U.S. dollars on the NYSE under the symbol “AU”, the same symbol under which the AGA ADSs are currently listed. Additionally, NewCo will apply to list the NewCo Ordinary Shares on the JSE under the symbol “ANG”, where trading in the NewCo Ordinary Shares is expected to commence two business days before the Operative Date, in the form of NewCo Ordinary Share entitlements. NewCo also intends to apply for listings on the A2X in South Africa under the symbol “ANG” and on the GhSE under the symbol “AGA” and, in the form of Ghanaian depositary shares, or GhDSs, under the symbol “AAD” (each representing one hundredth of a NewCo Ordinary Share). There is currently no established public trading market for the NewCo Ordinary Shares.
Following the implementation of the Reorganization, AGA will cease to be listed on the JSE, the A2X, the NYSE and the GhSE. Additionally, AGA expects to terminate its listing on the ASX regardless of whether the Reorganization is implemented.
Financial Statements of NewCo
Prior to the consummation of the Reorganization, NewCo will own no material assets (other than nominal capital) and will not operate any business. For this reason, financial statements of NewCo are not provided in this prospectus. For more information regarding the documents incorporated by reference into this prospectus, including AGA’s financial information, please see the section entitled “Where You Can Find More Information.”
Accounting Treatment
AGA prepares its consolidated financial statements in conformity with IFRS as issued by the IASB. In evaluating the requirements of IFRS 3 Business Combinations, no party to the Reorganization can be identified as an accounting acquirer. Upon the completion of the Reorganization, the existing AGA shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held in AGA Ordinary Shares immediately prior to the implementation of the Reorganization (subject to adjustments to reflect any exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”). Further, the business carried out by NewCo and its subsidiaries immediately following the Reorganization will be the same as the business carried out by AGA and its subsidiaries immediately prior to the implementation of the Reorganization. The existing AGA shareholders will have the same commercial and economic interest as they had prior to the completion of the Reorganization and no additional new AGA Ordinary Shares will be issued as part of the Reorganization. Accordingly, the Reorganization does not result in a Business Combination as defined under IFRS 3 and, as such, the consolidated financial statements of the successor (NewCo) will reflect that the Reorganization is in substance a continuation of the Group (the Reorganization does not result in any change in ownership, economic substance or carrying values for the Group) and the consolidated financial statements of the predecessor (AGA) will become the comparative consolidated financial statements of that successor, adjusted for any reclassification between share capital and other reserves, as of the Operative Date.
Narrative Description of the Pro Forma Effects of the Reorganization and the NewCo Notes Distribution
If the Reorganization and the NewCo Notes Distribution had occurred on December 31, 2022, the pro forma statement of financial position of AGA would have reflected an adjustment to increase the current balance of “Trade, other payables and provisions” by $542 million and reduce “Total shareholders’ equity” by $542 million. Such amounts represent tax costs, as calculated based on current legislation, of $505 million (made up of Australian landholder duty amounting to $82 million, South African securities transfer taxes amounting to $29 million, and South African dividend withholding taxes amounting to $394 million) and other estimated expenses of $37 million in addition to $13 million incurred and expensed in the year ended December 31, 2022, associated with the Reorganization and the NewCo Notes Distribution. The estimated tax costs of $505 million are based on an assumed market capitalization of ZAR 208,300 million, an AGA share price of ZAR 496 and a ZAR/USD exchange rate of 18.27, each as of May 3, 2023. Of the $542 million, $29 million (representing the South African securities transfer taxes) would have been recognized only in equity, and accordingly, would have had no impact on AGA’s income statement. At December 31, 2022, AGA’s pro forma total liabilities and total equity would have been $4,480 million and $3,592 million, respectively.
If the Reorganization and the NewCo Notes Distribution had occurred on January 1, 2022, the pro forma income statement of AGA would have reflected an adjustment to recognize a $(513) million expense within “Other (expenses) income”, solely allocated to AGA’s equity shareholders. Such amount represents certain tax costs of $476 million (made up of Australian landholder duty amounting to $82 million and South African dividend withholding taxes amounting to $394 million) and other estimated expenses of $37 million associated with the Reorganization and the NewCo Notes Distribution. These costs will not have a continuing effect on AGA’s consolidated income statement or consolidated statement of other comprehensive income. Pro forma net loss attributable to equity shareholders would have been $216 million for the year ended December 31, 2022, as opposed to a profit of $297 million. Pro forma basic EPS would have decreased $1.22 per share from an EPS of $0.71 per share to a loss per share of $0.51, solely due to the $513 million of costs associated with the Reorganization and the NewCo Notes Distribution, given there is no change in the number of shares used in the EPS calculation.

TERMS OF THE REORGANIZATION AND THE SHAREHOLDERS’ MEETING
While NewCo believes that the following description covers the material aspects of the Reorganization and the Shareholders’ Meeting, the description may not contain all of the information that may be important to you.
The Transfer of AngloGold Ashanti USA Incorporated
Prior to the implementation of the Reorganization, AGA will transfer 100 per cent. (100%) of the issued and outstanding stock in AngloGold Ashanti USA Incorporated (a wholly owned subsidiary of AGA) to AGAH, resulting in AngloGold Ashanti USA Incorporated becoming a wholly owned subsidiary of AGAH.
Reorganization Consideration
The Reorganization Consideration consists of the NewCo Ordinary Shares to be issued in connection with the Spin-Off (the “Spin-Off Shares”) and the Scheme (the “Scheme Consideration Shares”). As a result of the Reorganization, each AGA shareholder will own one NewCo Ordinary Share for each AGA Ordinary Share (including AGA Ordinary Shares represented by AGA ADSs) held on the Reorganization Consideration Record Date, and the existing AGA shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on such record date (subject to adjustments to reflect any exercise of appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”). The rights, terms, privileges and limitations attaching to the NewCo Ordinary Shares are described under “Description of the NewCo Share Capital”. In order to receive the Reorganization Consideration, holders of AGA Ordinary Shares must be recorded in the securities register of AGA in their own name or through a nominee on the Reorganization Consideration Record Date. See “—The Effect of the Reorganization on AGA Ordinary Shares, AGA ADSs and Ghanaian depositary shares”.
Operative Date of the Reorganization
The Reorganization will be completed at a date and time specified by AGA, referred to as the “Operative Date” after fulfillment or waiver (to the extent permitted by applicable law and the Implementation Agreement), as the case may be, of the Reorganization Conditions described below.
Reorganization Conditions
The Implementation Agreement and the Irrevocable Offer to Purchase are subject to the fulfilment or, alternatively, the waiver of the fulfilment, as the case may be (to the extent permitted by applicable law), of the Reorganization Conditions by no later than February 29, 2024 (or such later date that AGA and NewCo may agree to in writing prior to such date) (the “Long Stop Date”). The Reorganization Conditions are as follows:
•	The Irrevocable Offer to Purchase has been signed by NewCo and delivered to AGA;
•	NewCo has procured that the NewCo Ordinary Shares are approved for listing on the NYSE, subject only to official notice of issuance;
•
should the implementation of the AGAH Sale and/or Scheme be subject to approval by a court in terms of the provisions of section 115(2)(c) of the South African Companies Act, such approval has been obtained;

•
AGA has not, by the expiry of the 20 business day period contemplated in section 164(7)(a) or (b) of the South African Companies Act (as the case may be), received valid demands as contemplated in section 164(5) to (8) of the South African Companies Act (whether in relation to the AGAH Sale or the Scheme) which in aggregate represent more than three and a half per cent. (3.5%) of the voting rights attaching to the AGA Ordinary Shares;

•
the AGA shareholders have passed such resolutions by the requisite majority of AGA shareholders as may be required in terms of the South African Companies Act and the Companies Regulations to approve the AGAH Sale and the Scheme, including in particular, the resolution contemplated in section 115(2) of the South African Companies Act and the resolution required in terms of section 112 and section 115(2) of the South African Companies Act;

•	the AGA shareholders have conditionally passed special resolutions pursuant to section 164(9)(c) of the South African Companies Act revoking each of the abovementioned resolutions;

•	such approvals from the JSE as may be required by and in terms of the JSE Listings Requirements in connection with the Reorganization have been received, including (among other things):
•
the approval by the JSE of the AGAH Sale and the Scheme (such approval being in such form as is customarily issued by the JSE in relation to transactions similar to the AGAH Sale and the Scheme) and of all documentation required by the JSE to be submitted to it in connection with the AGAH Sale and the Scheme; and

•
the admission to listing by way of the secondary listing of all NewCo Ordinary Shares on the Main Board of the JSE and the approval by the JSE of all documentation required by the JSE to be submitted to it in connection with such listing;

•
the SEC has made a declaration confirming the effectiveness of this registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 is in effect and no proceedings for such purpose are pending before or threatened by the SEC;

•
NewCo, AGA and AGAH have executed and delivered to The Bank of New York Mellon, as trustee, in form satisfactory to The Bank of New York Mellon acting reasonably, an indenture supplemental to the indenture dated as of 28 April 2010 and entered into between AGAH (as issuer), AGA (as guarantor) and the aforesaid trustee, in connection with the assumption by NewCo of the due and punctual performance of the guarantees and the performance or observance of every covenant of the aforesaid indenture on the part of AGA to be performed or observed, which supplemental indenture will become effective upon the implementation of the AGAH Sale;

•	if and to the extent required, any other regulatory approvals, consents or rulings necessary to implement the Reorganization have been obtained; and
•
AGA has not, prior to 10:00 a.m. South African Standard Time on the Long Stop Date, exercised its right to cancel the Implementation Agreement as a result of the occurrence of a Material Adverse Effect.

The Reorganization Conditions (excluding the Reorganization Conditions contained in the fourth and last bullet points above) have been inserted for the benefit of both AGA and NewCo, which Reorganization Conditions AGA and NewCo will be entitled to waive (in whole or in part and only to the extent that such waiver is not a breach of law) by way of a written agreement at any time prior to the Long Stop Date. The Reorganization Conditions contained in the fourth and last bullet points above have been inserted for the benefit of AGA, which will be entitled to waive its fulfilment (in whole or in part) at any time prior to the Long Stop Date.
Any Reorganization Condition that is capable of waiver (as described above) and in respect of which events have occurred which would, but for this paragraph, have caused the Reorganization Condition in question to fail (the “Potentially Failed Reorganization Condition”), will not fail until the Long Stop Date and then only if not waived prior to the Long Stop Date, provided that if the party or parties entitled to waive a Potentially Failed Reorganization Condition have notified the other party in writing that they irrevocably undertake not to waive the Potentially Failed Reorganization Condition, then the Potentially Failed Reorganization Condition will fail forthwith upon the delivery of such irrevocable undertaking.
Approval from the South African Authorities was obtained on March 29, 2023 subject to certain conditions, including that:
•	neither AGA nor any other South African subsidiary of the Group will provide any guarantees in order to enable the Reorganization;
•
NewCo has undertaken to nominate two representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for five years following completion of the Reorganization and to nominate at least one representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

•
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganization;

•	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and
•
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorized dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.

Approval from the FIRB was obtained on September 23, 2022. AGA notified the Director of Mines in Mali of the Reorganization on May 12, 2023. AGA notified the Minister of Mines in Guinea of the Reorganization on May 12, 2023. AGA and NewCo have filed, or are in the process of filing, notices and applications to obtain the other necessary regulatory clearances and approvals identified herein in connection with the Reorganization. For more information about the regulatory filings and approvals necessary to complete the Reorganization, see “The Reorganization—Regulatory Filings and Approvals Necessary to Complete the Reorganization.”
At any time prior to 10:00 a.m. South African Standard Time on the Long Stop Date, or such other date as is specified in the Implementation Agreement or is agreed between AGA and NewCo, AGA may cancel the Implementation Agreement by means of a written notice to NewCo if a Material Adverse Effect has occurred.
AGA and NewCo are required to use their reasonable commercial endeavors and to cooperate with each other in good faith to achieve the fulfilment of the Reorganization Conditions on or before the Long Stop Date.
As soon as practicable following the fulfillment or waiver (to the extent permitted by applicable law), as the case may be, of the Reorganization Conditions, AGA will issue an announcement on the Stock Exchange News Service of the JSE confirming such fulfillment or waiver and the Operative Date of the Scheme.
If the requisite majority of AGA shareholders do not approve each of the Scheme and the AGAH Sale at the Shareholders’ Meeting, or if the Reorganization is not implemented for any other reason, the holders of AGA Ordinary Shares and AGA ADSs will continue to hold their AGA Ordinary Shares and AGA ADSs, respectively, and any exercise of appraisal rights by the holders of AGA Ordinary Shares will not be effective. In that case, AGA will continue to be the holding company of the Group and will remain a publicly traded company with AGA Ordinary Shares listed on the JSE and AGA ADSs listed on the NYSE, as well as listings on the A2X and the GhSE. AGA expects to terminate its listing on the ASX regardless of whether the Reorganization is implemented.
Amendments and AGA’s Right Not to Implement the Reorganization
AGA may, with the prior written consent of NewCo, before or at the Shareholders’ Meeting, make any amendment, variation or modification of the Reorganization. AGA shareholders will be notified of any such variation either at the Shareholders’ Meeting or via public announcement filed with the SEC and incorporated by reference into this prospectus. AGA may also, with the prior written consent of NewCo, after the Shareholders’ Meeting, make any amendment, variation or modification of the Reorganization, provided that no amendment, variation or modification made after the Shareholders’ Meeting may have the effect of diminishing the rights which will accrue to all AGA shareholders in terms of the Reorganization.
Expenses and Costs
The total transaction costs and expenses of the Reorganization and NewCo Notes Distribution are estimated to be approximately $555 million, representing approximately five per cent. (5%) of the market capitalization of AGA, consisting of tax costs payable in South Africa and Australia of approximately $505 million (as calculated based on current legislation, and based on an assumed market capitalization of ZAR 208,300 million, an AGA share price of ZAR 496 and a ZAR/USD exchange rate of 18.27, each as of May 3, 2023) as well as transaction expenses. The total transaction costs and expenses of the Reorganization are expected to be funded from available cash resources and drawdowns of our $1.4 billion multi-currency syndicated facility. See “The Reorganization—Tax Consequences of the Reorganization and the NewCo Notes Distribution for the Group” and “The Reorganization—Narrative Description of the Pro Forma Effects of the Reorganization and the NewCo Notes Distribution”.
A significant portion of the estimated transaction costs and expenses (but not the tax costs payable in South Africa and Australia) will be incurred regardless of whether the Reorganization is completed. We may also incur additional material transaction costs and expenses that, by their nature, are difficult to estimate accurately at the present time, or our expected transaction costs and expenses could be materially higher than our current estimates.
See “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares—The Reorganization and NewCo Notes Distribution will trigger transaction costs and expenses and are not expected to result in any significant cost savings or synergies”.
The NewCo Notes Distribution
In consideration for the purchase of 100 per cent. (100%) of the shares in AGAH in the AGAH Sale, NewCo will issue notes to AGA in an aggregate principal amount equal to the fair market value of such shares. Following completion of the Reorganization, AGA will declare a dividend in specie to its shareholder NewCo of a portion of the NewCo Notes, which will then be canceled.
The Conversion and Election
Following completion of the Reorganization, AGA will be converted to a private company under South African law and will make an election to be disregarded for U.S. federal income tax purposes.
The Capital Reduction
Under English company law, sufficient distributable reserves are required for a company to make distributions (including dividends) (see “Comparison of Rights of Shareholders of AGA and NewCo”). Upon completion of the Reorganization, NewCo will have a relatively large “merger reserve” (representing the difference between the fair value of the AGA Ordinary Shares at the date they are acquired by NewCo and the aggregate nominal value of the NewCo Ordinary Shares issued) which is not a statutory reserve nor a distributable reserve as it is not represented by qualifying consideration. To convert (some or all of) its merger reserve into distributable reserves, NewCo will issue bonus shares (paid up out of a capitalization of the merger reserve) and, shortly thereafter, cancel such bonus shares, resulting in their nominal value being credited to NewCo’s distributable reserve account (such process, the “Capital Reduction”).
The necessary shareholder resolutions in respect of the Capital Reduction will be passed prior to the Operative Date by AGA, the current sole shareholder of NewCo. The application to the Companies Court of England and Wales required to sanction the Capital Reduction will be made after implementation of the Reorganization. For more detail on the process relating to capital reductions undertaken by English public companies, see “Comparison of Rights of Shareholders of AGA and NewCo”.
The Shareholders’ Meeting
Date, Time, Place and Matters to Be Considered
The Shareholders’ Meeting will be held on [•], 2023, beginning at [•] South African Standard Time at 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa, or such other postponed date and time or location as determined in accordance with the provisions of the AGA MOI, the South African Companies Act, and the JSE Listings Requirements.
At the Shareholders’ Meeting, AGA shareholders will be asked to consider and vote, among other things, on the AGAH Sale Special Resolution to approve the AGAH Sale and the Scheme Special Resolution to approve the Scheme.
Quorum
The Shareholders’ Meeting will be considered regularly convened when AGA shareholders representing at least 25 per cent. (25%) of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting are in attendance, in person or by proxy. In addition, at least three AGA shareholders must be present, in person or by proxy. Once such a quorum has been established, the meeting may continue, so long as the shareholders who constituted the quorum at the meeting continue to be present at the meeting, in person or by proxy. Abstentions and broker non-votes will be included in the calculation of the number of AGA Ordinary Shares represented at the Shareholders’ Meeting for purposes of determining whether such a quorum has been achieved.
Vote Required
For a special resolution to be approved by by the AGA shareholders, it must be supported by at least 75 per cent. (75%) of the voting rights exercised on the resolution by the holders of AGA Ordinary Shares (including AGA Ordinary Shares represented by AGA ADSs) present or represented by proxy at the Shareholders’ Meeting and entitled to vote on the resolution. Votes to abstain and broker non-votes will not be counted as a voting right exercised for the purpose of calculating the aforementioned percentage (i.e. these votes are excluded from both the numerator and the denominator).
Proxies
We are not asking you for a proxy by means of this prospectus. This is not a proxy statement. The NewCo Ordinary Shares are exempt from the proxy rules of the Exchange Act and the registration statement on Form F-4 of which this prospectus forms a part has been prepared solely to fulfill registration requirements under the Securities Act. A separate Reorganization Circular has been prepared in connection with the Reorganization for the AGA shareholders in accordance with the South African Companies Act, the Companies Regulations and the JSE Listings Requirements. The Reorganization Circular will, among other things, provide AGA shareholders with information regarding the Reorganization and the manner in which they may have their vote recorded in relation to the Reorganization.
Shareholders Entitled to Vote
AGA shareholders must be recorded in the register in order to vote at the Shareholders’ Meeting by the Ordinary Share Voting Record Date. The last day to trade AGA Ordinary Shares on the JSE in order to be recorded in the register on the Ordinary Share Voting Record Date is [•], 2023.
Record holders of AGA Ordinary Shares (including certificated AGA Ordinary Shares) on the Ordinary Share Voting Record Date are entitled to attend, speak and vote (or abstain from voting) in person at the Shareholders’ Meeting or may appoint a proxy in writing, using the relevant proxy form.
Anyone becoming an AGA shareholder subsequent to the Ordinary Share Voting Record Date will not be entitled to attend or vote at the Shareholders’ Meeting either in person or by proxy. In addition, any such AGA shareholder will be bound by the results of the votes on the AGAH Sale Special Resolution and the Scheme Special Resolution at the Shareholders’ Meeting to the extent that they remain on the securities register of AGA as of the Reorganization Consideration Record Date and may not exercise appraisal rights. See “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”.
The record date on which holders of AGA ADSs must be recorded in the register of the ADS Depositary in order to give instructions for the exercise of voting rights at the Shareholders’ Meeting is [•], 2023. Holders of AGA ADSs are not entitled to vote in person at the meeting, but may vote by sending a voting instruction card to the ADS Depositary. Anyone becoming an AGA ADS holder subsequent to the ADS Voting Record Date will not be entitled to give instructions for the exercise of voting rights at the Shareholders’ Meeting.
How to Vote—Holders of AGA Ordinary Shares
If AGA Ordinary Shares are registered in your name or if you hold certificated shares as of the Ordinary Share Voting Record Date, you may attend the Shareholders’ Meeting and vote in person, or you may appoint a proxy in writing, using the relevant proxy form.
If you are a beneficial owner and your AGA Ordinary Shares are held through a CSDP or bank or broker or a custodian (i.e., not recorded in your own name), you will receive or should seek information from the CSDP, bank, broker or custodian holding your shares concerning how to instruct your CSDP, bank, broker or custodian as to how to vote your shares.

If your shares are not recorded in your own name, you should notify your duly appointed CSDP, bank, broker or custodian in the manner and subject to the cut-off time stipulated in the custody agreement governing your relationship with your CSDP, bank, broker or custodian. You should furnish them with your instructions regarding the vote of your AGA Ordinary Shares at the Shareholders’ Meeting by no later than the applicable cut-off date for receipt of voting instructions by the CSDP, bank, broker or custodian, to allow such CSDP, bank, broker or custodian sufficient time to record your instructions and vote the AGA Ordinary Shares in accordance with your instructions.
In accordance with the mandate between you and your CSDP, bank, broker or custodian, you must advise your CSDP, bank, broker or custodian if you wish to attend the Shareholders’ Meeting in person or be represented at the Shareholders’ Meeting. Your CSDP, bank, broker or custodian will then issue the necessary letter of representation to you for you or your proxy to be entitled to attend the Shareholders’ Meeting. You or your proxy will not be entitled to attend the Shareholders’ Meeting without being in possession of such letter of representation.
Anyone attending the Shareholders’ Meeting will be required to present proof of identification to the reasonable satisfaction of the chairperson of the Shareholders’ Meeting at the Shareholders’ Meeting. A valid or certified copy of your identity document, passport or driver’s license will be regarded as satisfactory proof of identification.
Holders of AGA Ordinary Shares may change their proxy voting instructions or withdraw their proxies at any time prior to voting taking place at the Shareholders’ Meeting. Please note that holders of AGA Ordinary Shares that change their proxy voting instructions or withdraw their proxies must deliver the written instrument changing their proxy voting instructions or withdrawing their proxies to their proxies and AGA prior to commencement of voting at the Shareholder’s Meeting. Holders of AGA Ordinary Shares are also entitled to provide proxy voting instructions for only some of the resolutions to be voted on at the Shareholders’ Meeting. AGA shareholders are also entitled to provide proxy voting instructions for only some of the resolutions to be voted on at the Shareholders’ Meeting.
How to Vote—Holders of AGA ADSs
As a holder of AGA ADSs, you are entitled to instruct the ADS Depositary on how to vote the AGA Ordinary Shares that your AGA ADSs represent. If you are a registered holder of AGA ADSs, you should receive AGA’s voting materials (including the AGA notice of shareholder meeting) and a voting instruction card from the ADS Depositary, which you should mark, sign and return to the ADS Depositary, to be received prior to 5:00 p.m. Eastern Standard Time on [•], 2023. If you hold AGA ADSs in a securities account through a broker or other securities intermediary, you should receive voting materials from your intermediary, which you should use to give voting instructions to your intermediary, to be received prior to the cut-off date and time specified in those materials.
The ADS Depositary will, in turn, attempt, as far as practicable, subject to South African law and the terms of the amended and restated deposit agreement (dated as of 3 June 2008) entered into between AGA, the ADS Depositary and all owners and beneficial owners from time to time of AGA ADSs issued thereunder, as amended from time to time (the “AGA Deposit Agreement”), to vote the AGA Ordinary Shares in accordance with the voting instructions received from the holders of AGA ADSs on their behalf.
If holders of AGA ADSs wish to attend, speak and vote at the Shareholders’ Meeting, such holders of AGA ADSs must: (i) surrender their AGA ADSs to the ADS Depositary for cancellation; (ii) withdraw the AGA Ordinary Shares that their AGA ADSs represent from the custodian bank holding such AGA Ordinary Shares; and (iii) be recorded in the register as an AGA shareholder prior to the Ordinary Share Voting Record Date of [•], 2023. Holders of AGA ADSs should note that the ADS Depositary will charge a fee for the surrender of AGA ADSs and the delivery of the AGA Ordinary Shares represented by such AGA ADSs. The amount of any such charge should be confirmed directly with the ADS Depositary. For more information on how to provide instructions in connection with the Shareholders’ Meeting, holders of AGA ADSs should refer to the AGA notice of shareholder meeting and the voting instruction card provided by the ADS Depositary.

Holders of AGA ADSs may change their voting instructions by sending a superseding voting instruction card to the ADS Depositary or by giving a superseding voting instruction to their broker or other securities intermediary, as applicable, to be received before the applicable cut-off date and time. Holders of AGA ADSs are also entitled to provide voting instructions for only some of the resolutions to be voted on at the Shareholders’ Meeting.
Dissenters’, Appraisal, Cash Exit or Similar Rights
South African law provides dissenting AGA shareholders with appraisal rights in respect of the AGAH Sale and the Scheme, which allow them to sell their AGA Ordinary Shares to AGA at the fair value as at the Fair Value Determination Time, provided that the dissenting AGA shareholders strictly comply with the relevant provisions of the South African Companies Act. Pursuant to Section 164 of the South African Companies Act, appraisal rights in respect of the AGAH Sale and the Scheme may be exercised by any AGA shareholder who (i) notifies AGA in writing prior to the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, being voted on at the Shareholders’ Meeting that it objects to the AGAH Sale or the Scheme, as applicable, and (ii) was present, in person or by proxy, at the Shareholders’ Meeting and voted against the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as the case may be. If AGA adopts the AGAH Sale Special Resolution and the Scheme Special Resolution, it must, within 10 business days after the relevant special resolution has been adopted, send a notice that the relevant special resolution has been adopted to each AGA shareholder who has filed with AGA a written objection to the relevant special resolution, voted against the relevant special resolution and has not withdrawn such written objection. Such shareholders can then, within 20 business days after receipt of the notice from AGA referred to above (or, if the dissenting AGA shareholder does not receive the notice from AGA referred to above, 20 business days after learning of the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, has/have been adopted), demand in writing that AGA pays them the fair value as at the Fair Value Determination Time for all of their AGA Ordinary Shares. AGA must send to each AGA shareholder who has made a valid appraisal rights demand a written offer to pay an amount considered by the AGA Board to be the fair value as at the Fair Value Determination Time of the AGA Ordinary Shares. An AGA shareholder who has sent a demand in terms of Section 164 of the South African Companies Act has no further rights in respect of its AGA Ordinary Shares, other than to be paid their fair value, unless (i) the AGA shareholder withdraws that demand before AGA makes an offer for its AGA Ordinary Shares in terms of Section 164(11) of the South African Companies Act or allows any offer made by AGA to lapse, (ii) AGA fails to make an offer in accordance with Section 164(11) of the South African Companies Act and the AGA shareholder withdraws the demand, or (iii) AGA, by a subsequent special resolution approved by the AGA shareholders, revokes the AGAH Sale Special Resolution and the Scheme Special Resolution. An AGA shareholder who has made a valid appraisal rights demand, may apply to court to determine the fair value as at the Fair Value Determination Time in respect of their AGA Ordinary Shares (i) if AGA fails to make an offer or (ii) if AGA made an offer that such AGA shareholder considers to be inadequate (provided that the offer has not lapsed). The fair value of the AGA Ordinary Shares as at the Fair Value Determination Time is determined by AGA or a court, as applicable, and could be more than, the same as or less than the market price of the AGA Ordinary Shares. AGA shareholders that (i) fail to object to the AGAH Sale or the Scheme, as applicable, and (ii) thereafter fail to vote against the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, will not be entitled to the appraisal rights remedy with respect to such resolution, as applicable.
In addition, AGA may not implement the AGAH Sale or the Scheme, as applicable, if (i) the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by at least 15 per cent. (15%) of the voting rights that were exercised on such resolution and within five business days after the vote, an AGA shareholder who voted against such resolution requires AGA to seek court approval, or (ii) the court, on application within 10 business days after the vote, grants leave to any AGA shareholder who voted against such resolution, to apply to court for a review of the AGAH Sale or the Scheme, as applicable (even if the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, was opposed by less than 15 per cent. (15%) of the voting rights that were exercised on such resolution). In both instances, the court may only set aside the AGAH Sale Special Resolution and/or the Scheme Special Resolution, as applicable, if (i) the resolution is manifestly unfair to AGA shareholders or (ii) the vote was materially tainted by conflict of interest, inadequate disclosure, non-compliance with the South African Companies Act or the AGA MOI or other significant material procedural irregularity.

Holders of AGA ADSs may not exercise dissenters’ rights. The ADS Depositary will not exercise those rights on behalf of the holders of AGA ADSs, even if requested to do so. A holder of AGA ADSs that wishes to exercise dissenters’ rights must surrender its AGA ADSs to the ADS Depositary, pay the ADS Depositary’s fee for surrender of the AGA ADSs and become a registered holder of AGA Ordinary Shares prior to the Ordinary Share Voting Record Date.
This prospectus contains only a summary of the provisions of Section 164 of the South African Companies Act. A complete extract of Section 164 of the South African Companies Act is attached as Exhibit 99.11 to the registration statement on Form F-4 of which this prospectus forms a part.
The Effect of the Reorganization on the AGA ADS Facility
AGA has resolved to terminate the AGA ADS facility upon completion of the Reorganization. AGA expects to instruct the ADS Depositary to mail a notice to the holders of all outstanding AGA ADSs in accordance with the AGA Deposit Agreement for the AGA ADS facility, at least 30 days prior to the Operative Date, to amend and terminate the AGA Deposit Agreement on the Operative Date of the Reorganization. Upon completion of the Reorganization, the ADS Depositary will be discharged from all obligations under the AGA Deposit Agreement and the U.S. Exchange Agent will manage the exchange of AGA ADSs for NewCo Ordinary Shares.
Each outstanding AGA ADS currently represents one AGA Ordinary Share. If any action is required by a holder of AGA ADSs to obtain full access to NewCo Ordinary Shares to be issued in the Reorganization, holders of AGA ADSs will receive separate instructions from the U.S. Exchange Agent.
NewCo will not establish an American depositary share program for the NewCo Ordinary Shares.
The Effect of the Reorganization on AGA Ordinary Shares, AGA ADSs and Ghanaian depositary shares
Upon the completion of the Reorganization, each AGA shareholder will own one NewCo Ordinary Share for each AGA Ordinary Share (including the AGA Ordinary Shares represented by American Depositary Shares) held on the Reorganization Consideration Record Date, and the existing AGA shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on such record date (subject to adjustments to reflect any exercise of appraisal rights as described under “—Dissenters’, Appraisal, Cash Exit or Similar Rights”).
To support the issuance and ongoing trading of NewCo Ordinary Shares through the United States, South Africa and Ghana, NewCo expects to enter into arrangements with DTC to allow NewCo Ordinary Shares to be eligible to be held and settled through the facilities of DTC. All NewCo Ordinary Shares will be recorded in the name of Cede & Co., as nominee for DTC (except NewCo Ordinary Shares issued to affiliates of NewCo, which will be recorded in the name of GTU Ops Inc., as nominee for CTCNA, outside of DTC). On the Operative Date, DTC will create book-entry interests representing an entitlement to the NewCo Ordinary Shares and credit them to the DTC participant accounts of:
•	CTCNA in its capacity as custodian for securities to be issued into Strate to various CSDPs (including the Computershare CSDP) in South Africa,
•	the applicable brokers, custodians or nominees of holders of AGA ADSs holding through DTC and
•	CTCNA in its capacity as the U.S. Exchange Agent.

As a result, your NewCo Ordinary Shares will be issued to you on the Operative Date or as soon as practicable thereafter in the manner set out in the table below.
How you currently hold your interest in AGA Ordinary Shares	How you will receive your NewCo Ordinary Shares (or local book-entry interests)
Holders of AGA Ordinary Shares via a CSDP (in South Africa)	Strate will automatically deliver NewCo Ordinary Share book-entry interests to the same CSDP account as held the AGA Ordinary Shares
Holders of AGA Ordinary Shares in registered certificated form (in South Africa)	Strate will deliver NewCo Ordinary Share book-entry interests to the valid CSDP account which was identified on the holder’s form of surrender and transfer*
Holders of AGA ADSs via a DTC participant account (in the United States)	DTC will automatically deliver NewCo Ordinary Share book-entry interests to the same DTC participant account as held the AGA ADSs
Holders of AGA ADSs in registered uncertificated form (via the Direct Registration System) (in the United States)	DTC will deliver NewCo Ordinary Share book-entry interests to the DTC participant account of the U.S. Exchange Agent**
Holders of AGA ADSs in registered certificated form (via AGA ADRs) (in the United States)	DTC will deliver NewCo Ordinary Share book-entry interests to the DTC participant account of the U.S. Exchange Agent**
Holders of AGA depositary shares (in Ghana)
Strate will automatically deliver NewCo Ordinary Share book-entry interests to the same CSDP account of the Ghana depositary as held the AGA Ordinary Shares, and the Ghana depositary will automatically deliver NewCo Ghanaian depositary share book-entry interests to the same GhSE participant accounts as held the AGA GhDSs

*
If you fail to deliver a form of surrender and transfer, or, in the form of surrender and transfer, you fail to provide any account details, or provide incorrect account details, of your CSDP, into which your NewCo Ordinary Shares are to be transferred, your NewCo Ordinary Shares will be delivered, on your behalf, to the Computershare CSDP. Following completion of the Reorganization, you will be sent instructions by the Computershare CSDP explaining the procedure for surrendering your share certificates and obtaining full access to your NewCo Ordinary Shares.

**
If you are a registered uncertificated holder or a registered certificated holder of AGA ADSs, you will be sent instructions after completion of the Reorganization by the U.S. Exchange Agent explaining the procedure for (i) surrendering your AGA ADSs or AGA ADRs and (ii) obtaining full access to your NewCo Ordinary Shares.

Holders of AGA Ordinary Shares, AGA ADSs or Ghana depositary shares that subsequently elect to withdraw their securities from DTC (including those receiving NewCo Ordinary Share book-entry interests through the system of Strate) and receive a share certificate representing NewCo Ordinary Shares following the Operative Date should note that all future transfers of NewCo Ordinary Shares outside of DTC or deposits of NewCo Ordinary Shares into DTC may be subject to U.K. stamp duty and/or SDRT. See “Tax Consequences—Material U.K. Tax Consequences”.
Brokerage Commissions and Depositary Fees
If your AGA Ordinary Shares are registered in your name, you will not have to pay brokerage commissions. If your AGA Ordinary Shares are held through a CSDP, bank, broker or a custodian linked to a stock exchange, you should consult with such CSDP, bank, broker or custodian as to whether it will charge any transaction fees or service charges in connection with the implementation of the Reorganization.
If you hold AGA ADSs, you will not have to pay any fees to the ADS Depositary for the cancellation of AGA ADSs in connection with the Reorganization. However, if you hold AGA ADSs and wish to exercise dissenters’ rights, you must surrender your AGA ADSs to the ADS Depositary and pay such depositary’s fee for surrender of the AGA ADSs no later than [•], 2023. If you hold AGA ADSs in a securities account through a broker or other securities intermediary, your intermediary may also charge you a fee in connection with a surrender or exchange.
Restrictions on Resale
All NewCo Ordinary Shares to be received by AGA shareholders and AGA ADS holders upon implementation of the Reorganization are expected to be freely tradable, except that NewCo Ordinary Shares to be received upon implementation of the Reorganization by persons who become affiliates of NewCo for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of NewCo generally include individuals or entities that control, are controlled by or are under common control with, NewCo and may include the directors and executive officers of NewCo.

THE IMPLEMENTATION AGREEMENT
The following describes the material provisions of the Implementation Agreement, a copy of which is attached as Annex A to this prospectus and Exhibit 2.1 to the registration statement on Form F-4 of which this prospectus forms a part. See the section entitled “Where You Can Find More Information” for information on how you will be able to obtain a copy of the Implementation Agreement. You are urged to read carefully the entire Implementation Agreement because it contains important information.
Pursuant to the Implementation Agreement, AGA and NewCo have agreed, among other things, that (in addition to any other description of the provisions of the Implementation Agreement contained elsewhere in this prospectus):
•	the Reorganization is subject to conditions precedent, as set out in more detail in the section entitled “Terms of the Reorganization and the Shareholders’ Meeting—Reorganization Conditions” above;
•	prior to the implementation of the Reorganization, AGA and NewCo will have taken the following actions in connection with NewCo’s re-registration as a public limited company:
•
AGA will subscribe for, and NewCo will issue to AGA, 50,000 (fifty thousand) redeemable preference shares of GBP 1.00 (one Pound) nominal value (the “Redeemable Preference Shares”) at a premium of GBP 1.20 (one Pound and twenty pence) per share (the total subscription price therefore being GBP 2.20 (two Pounds and twenty pence) per share including nominal value); and

•
NewCo will have undertaken a share capital reduction to reduce GBP 1.00 (one Pound) of the premium paid on each of the Redeemable Preference Shares thereby creating distributable reserves totalling GBP 50,000 (fifty thousand Pounds) which NewCo will apply to funding the redemption of the Redeemable Preference Shares (as described below);

•	with respect to the Spin-Off:
•	AGA will pay USD 46,000 to NewCo;
•
AGA will effect a distribution in specie to the AGA shareholders who are registered in the AGA register on the Reorganization Consideration Record Date (and have not exercised their appraisal rights as described under “Terms of the Reorganization and the Shareholders’ Meeting—The Shareholders’ Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights”) (such shareholders the “Scheme Participants”), and will simultaneously direct NewCo to issue the Spin-Off Shares to the Scheme Participants (via a nominee);

•	NewCo will redeem the Redeemable Preference Shares at nominal value, as a result of which the Redeemable Preference Shares will then automatically be treated as canceled under English law;
•	AGA will transfer for nil consideration the one NewCo Ordinary Share held by AGA (the “Founder Share”) to NewCo; and
•	NewCo will cancel the Founder Share, following which AGA will no longer holder any shares in NewCo;
•
subject to completion of the Spin-Off, it is the present, non-binding intention of AGA to accept NewCo’s irrevocable offer to purchase 100 per cent. (100%) of the shares in AGAH (the “AGAH Sale Shares”) and to sell the AGAH Sale Shares to NewCo in consideration for the issue by NewCo to AGA of notes in an aggregate principal amount equal to the fair market value of the AGAH Sale Shares (the “NewCo Notes”). The terms of the AGAH Sale are governed by the Irrevocable Offer to Purchase (see “The Irrevocable Offer to Purchase”); and

•	with respect to the Scheme:
•
subject to the completion of the AGAH Sale, on the Operative Date the Scheme Participants will exchange their AGA Ordinary Shares for the right and obligation to have, ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares issued to them (via a nominee); and

•	NewCo will procure that (i) the legal title to the number of Spin-Off Shares and Scheme Consideration Shares attributable to Scheme Participants who are not NewCo affiliates is transferred to Cede & Co. (as nominee for DTC) to be held on DTC’s customary terms for, ultimately, the benefit of the Scheme Participants, and (ii) the remainder of the Spin-Off Shares and Scheme Consideration Shares be held in the name of affiliates of NewCo (via a nominee) outside of DTC.
Following the completion of the Reorganization, (a) the Scheme Participants will beneficially hold the entire issued share capital of NewCo; (b) NewCo, in turn, will hold the entire issued share capital of each of AGAH and AGA; and (c) the NewCo Notes issued by NewCo will be held by AGA.
AGA and NewCo have agreed that the failure or inability to implement any one or more of the Spin-Off, the AGAH Sale and the Scheme will result in the failure of all of the steps comprising the Reorganization. In this regard, if one or both of the AGAH Sale or Scheme are not ultimately implemented, while the Spin-Off or AGAH Sale are implemented (as applicable), the Spin-Off and, as applicable, AGAH Sale will be unwound.
•	The Implementation Agreement further provides that AGA and NewCo will undertake the following covenants, among others:
•	AGA will comply with the provisions of the South African Companies Act and the regulations published in terms of the Companies Regulations applicable to it in terms of the Scheme, including:
•	preparing and circulating the Reorganization Circular to the AGA shareholders;
•	having the Independent Board communicate its opinion to the AGA shareholders, in the Reorganization Circular, which opinion will comply with Regulation 110 of the South African Companies Act;
•	convening the Shareholders’ Meeting;
•
procuring the transmittal of the Reorganization Circular and any required notices (including a voter instruction card), reports and/or communications to the AGA ADS holders, in accordance with the procedures described in the AGA Deposit Agreement;

•
in respect of those AGA shareholders who (a) have validly delivered an appraisal rights demand to AGA in terms of section 164(5) to (8) of the South African Companies Act; and (b) have not had their rights validly reinstated in terms of section 164(10) of the South African Companies Act, pay to such AGA shareholders, in cash, an amount equal to the fair value of their AGA Ordinary Shares in accordance with section 164 of the South African Companies Act, whereafter such AGA Ordinary Shares will be cancelled by AGA and restored to the authorized, but unissued, share capital of AGA; and

•
NewCo will comply with the provisions of the JSE Listings Requirements, U.S. securities laws and the rules and regulations of the SEC applicable to it in connection with the issuance of NewCo Ordinary Shares pursuant to the Reorganization;

•	with respect to the distribution of the NewCo Notes (the “NewCo Notes Distribution”):
•
following the Reorganization, AGA intends to declare a distribution in specie to NewCo of a portion of the NewCo Notes (the “Distributed Notes”) and retain the balance of the NewCo Notes (the “Retained Notes”), with the principal amount of the Retained Notes being equal to the aggregate amount of dividends tax that will be payable by AGA as a result of the NewCo Notes Distribution, and the Distributed Notes being extinguished by operation of law by virtue of NewCo being both the issuer and holder of the Distributed Notes; and

•
in order to ensure that when AGA makes the abovementioned distribution it is solvent and liquid for purposes of section 46 of the South African Companies Act, AGA intends, before declaring the distribution, to enter into a credit support agreement with AGAH;

•	with respect to the AGA conversion:
•
AGA will amend the AGA MOI to convert AGA from a public company to a private company (and thereby amending its registered name from “AngloGold Ashanti Limited” to “AngloGold Ashanti Proprietary Limited”) and, upon receiving an amended registration certificate, become a private company; and

•	upon becoming a private company, AGA will effect the Election by electing, on IRS Form 8832, to be treated as disregarded from NewCo for U.S. federal tax purposes; and
•
upon the implementation of the Scheme, the AGA Ordinary Shares will be delisted from the JSE in accordance with the JSE Listings Requirements, and AGA will procure the delisting of any other secondary registrations it may have in any and all other jurisdictions and cause the termination of the AGA ADS facility and the delisting of the AGA ADSs from the NYSE.

At any time prior to 10:00 a.m. South African Standard Time on the Long Stop Date, or such other date as is specified in the Implementation Agreement or is agreed between AGA and NewCo, AGA may cancel the Implementation Agreement by means of a written notice to NewCo if a Material Adverse Effect has occurred.
“Material Adverse Effect” means any change, event, effect, fact, circumstance, development or occurrence (whether known, unknown or reasonably foreseeable by AGA on the date of execution of the Implementation Agreement, and including any change, event, effect, fact, circumstance, development or occurrence relating to taxation) that, individually or in the aggregate with other changes, events, effects, facts, circumstances, developments or occurrences, in the reasonable opinion of AGA (a) relates to the Reorganization and decreases, or could reasonably be expected to decrease, the free cash flow of the AGA Group or NewCo and its subsidiaries from time to time by at least $150,000,000, (b) prevents or impairs or delays (for a period of at least 60 days), or could reasonably be expected to prevent or impair or delay (for a period of at least 60 days), the implementation of the Reorganization or the ability of AGA or NewCo to perform its obligations under the Implementation Agreement, or (c) increases, or could reasonably be expected to increase, the costs to the AGA Group or NewCo and its subsidiaries from time to time of implementing the Reorganization by at least $150,000,000.
Each of AGA and NewCo has undertaken and warranted to the other that:
•	it is and will throughout the performance of its obligations under the Implementation Agreement remain validly incorporated in accordance with all applicable laws;
•	it has and will continue to have the necessary legal capacity to enter into and perform each of its obligations under the Implementation Agreement;
•
the execution of the Implementation Agreement and performance by it of its obligations thereunder do not and will not contravene any law or regulation to which it is subject or contravene any provision of its founding documents or conflict with, or result in a breach of any of the terms of, or constitute a default under any agreement or other instrument to which it is a party or subject or by which its assets are bound; and

•	it is and will throughout the performance of its obligations under the Implementation Agreement remain solvent and liquid.

THE IRREVOCABLE OFFER TO PURCHASE
The following describes the material provisions of the Irrevocable Offer to Purchase, a copy of which is attached as Annex B to this prospectus and Exhibit 2.2 to the registration statement on Form F-4 of which this prospectus forms a part. See the section entitled “Where You Can Find More Information” for information on how you will be able to obtain a copy of the Irrevocable Offer to Purchase. You are urged to read carefully the entire Irrevocable Offer to Purchase because it contains important information.
Pursuant to the Irrevocable Offer to Purchase (in addition to any other description of the provisions of the Irrevocable Offer to Purchase contained elsewhere in this prospectus):
•	NewCo irrevocably offers to purchase all (and not part only) of the AGAH Sale Shares from AGA in consideration for the issue of the NewCo Notes;
•
AGA will be entitled to accept the offer, in respect of all (but not part only) of the AGAH Sale Shares, by countersigning the Irrevocable Offer to Purchase at any time (i) after the Spin-Off has been implemented as contemplated in the Implementation Agreement; but (ii) before the end of the third business day thereafter (the “Implementation Deadline”);

•
upon AGA countersigning the Irrevocable Offer to Purchase, the AGAH Sale Shares will be sold by AGA to NewCo in consideration of the NewCo Notes (which will be issued to AGA on the date that the AGAH Sale is effective (the “Sale Effective Date”)), after which all risks in and benefits attaching to the AGAH Sale Shares will transfer from AGA to NewCo;

•
the AGAH Sale is subject to the resolutive condition that if the Spin-Off and AGAH Sale are both implemented, but the Scheme is not implemented by the Implementation Deadline, then the AGAH Sale will terminate ipso facto and without any action on the part of AGA or NewCo and the status quo ante immediately prior to the implementation of the AGAH Sale will be restored as near as may be possible;

•	AGA warrants to NewCo that, as of the Sale Effective Date:
•
AGA is the sole legal and beneficial owner of the AGAH Sale Shares and is reflected as the sole registered holder of the AGAH Sale Shares in the register of members of AGAH, and no person has any right to obtain an order for the rectification of such register; and

•	AGA is entitled to dispose of the AGAH Sale Shares to NewCo; and
•	each of AGA and NewCo undertakes and warrants to the other that, as of the Sale Effective Date:
•	it is and will remain validly incorporated in accordance with all applicable laws;
•	it has and will continue to have the necessary legal capacity to enter into and perform each of its obligations under the Irrevocable Offer to Purchase;
•
the execution of the Irrevocable Offer to Purchase and performance by it of its obligations thereunder do not and will not contravene any law or regulation to which it is subject or contravene any provision of its founding documents or conflict with, or result in a breach of any of the terms of, or constitute a default under any agreement or other instrument to which it is a party or subject or by which its assets are bound; and

•	it is and will throughout the performance of its obligations under the Irrevocable Offer to Purchase remain solvent and liquid.

TAX CONSEQUENCES
Material U.S. Federal Income Tax Consequences
Scope of Discussion
The following discussion addresses the material U.S. federal income tax consequences of the U.S. Tax Reorganization generally expected to be applicable to the holders of AGA Ordinary Shares or AGA ADSs and their receipt and ownership of NewCo Ordinary Shares. To the extent this section consists of statements as to matters of U.S. federal income tax law, subject to the limitations specified herein, this section is the opinion of Cravath, Swaine & Moore LLP. It applies to you only if you hold your AGA Ordinary Shares or AGA ADSs and NewCo Ordinary Shares as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a bank or other financial institution;
•	a tax-exempt organization;
•	a real estate investment trust or real estate mortgage investment conduit;
•
an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);

•	an insurance company;
•	a regulated investment company;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a person subject to the alternative minimum tax;
•	a person that received shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a person that owns or has owned directly, indirectly or constructively, 10 per cent. (10%) or more of the voting stock of AGA prior to the Reorganization;
•	a person that holds AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares as part of a straddle, a hedge, constructive sale, conversion or other integrated transaction;
•	a person that acquires or sells AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares as part of a wash sale for tax purposes;
•	a person that acquires AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	a U.S. Shareholder (as defined below) whose functional currency is not the U.S. dollar; or
•	a U.S. expatriate.
This section is based on the Code, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.
In addition, this section is based in part upon the assumption that each obligation in the AGA Deposit Agreement (and any related agreement) will be performed in accordance with its terms. For purposes of this section a holder of ADRs evidencing AGA ADSs is treated as the owner of the underlying shares represented by those AGA ADSs for U.S. federal income tax purposes. Exchanges of (1) AGA Ordinary Shares for ADRs evidencing AGA ADSs and (2) ADRs evidencing AGA ADSs for AGA Ordinary Shares, generally will not be subject to U.S. federal income tax.

You are a “U.S. Shareholder” if you are a beneficial owner of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares and you are for U.S. federal income tax purposes:
1.	a citizen or resident of the United States;
2.	a corporation, or any entity treated as a corporation, created or organized under the laws of the United States or any of its political subdivisions;
3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
4.
a trust that (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. Shareholder” is a beneficial owner of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares that is not a U.S. person for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares is urged to consult his, her or its own tax advisor in light of his, her or its particular circumstances.
This section addresses only U.S. federal income tax law.
Tax Consequences of the U.S. Tax Reorganization to Holders of AGA Ordinary Shares and AGA ADSs
It is intended that, for U.S. federal income tax purposes, the U.S. Tax Reorganization will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. AGA has received a private letter ruling from IRS confirming that the U.S. Tax Reorganization satisfies certain requirements of Section 368(a)(1)(F) of the Code. This ruling is based on certain facts, assumptions and representations provided by AGA and NewCo to the IRS. If any of the facts, assumptions or representations upon which the IRS based its ruling are inconsistent with the actual facts with respect to the U.S. Tax Reorganization, AGA and its shareholders may not be able to rely on the IRS ruling and the U.S. federal income tax consequences of the U.S. Tax Reorganization could be adversely affected.
If the Conversion or the Election do not happen following the Reorganization or if the IRS successfully challenges the treatment of the U.S. Tax Reorganization, adverse U.S. federal income tax consequences may result. Shareholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. and other tax consequences of the U.S. Tax Reorganization in their particular circumstances (including the possible tax consequences if treatment of the U.S. Tax Reorganization as a “reorganization” is successfully challenged). The rest of this discussion assumes that the U.S. Tax Reorganization will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.
The discussion regarding the tax consequences of the U.S. Tax Reorganization is based on the determination by AGA that it has not been a PFIC for U.S. federal income tax purposes and the expectation of AGA that it will not be a PFIC for its current taxable year. See the discussion below under “PFIC Considerations Related to the Reorganization” if AGA or NewCo were treated as a PFIC. Cravath, Swaine & Moore LLP expresses no opinion as to the PFIC status of AGA.
If the U.S. Tax Reorganization is treated as a “reorganization” within the meaning of Section 368(a) of the Code and unless you are a U.S. Shareholder that receives cash in exchange for AGA Ordinary Shares in exercise of your appraisal rights (as discussed below), the exchange of AGA Ordinary Shares for NewCo Ordinary Shares (including the exchange of AGA Ordinary Shares represented by AGA ADSs) will be tax-free to you. Your tax basis in NewCo Ordinary Shares you receive in the Reorganization will equal your basis in the AGA Ordinary Shares or AGA ADSs exchanged therefor, and your holding period for NewCo Ordinary Shares received in the Reorganization will include your holding period in respect of the AGA Ordinary Shares or AGA ADSs exchanged for NewCo Ordinary Shares. If you acquired different blocks of AGA Ordinary Shares or AGA ADSs at different times or at different prices, your tax basis and holding period in your NewCo Ordinary Shares may be determined with reference to each block of AGA Ordinary Shares or AGA ADSs.

Five-Per cent. (5%) Transferee Shareholders
A “five-per cent. (5%) transferee shareholder” is any U.S. person who owns at least five per cent. (5%) (applying certain attribution rules) of both the total voting power and the total value of the stock of NewCo immediately after the Reorganization. The Group intends to treat the U.S. Tax Reorganization as a type of “reorganization” within the meaning of Section 368(a) of the Code pursuant to which a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs who is a five-per cent. (5%) transferee shareholder will qualify for tax-free treatment as described in this prospectus without the condition that such U.S. Shareholder file a “gain recognition agreement”, as defined in U.S. Treasury regulations promulgated under Section 367(a) of the Code, with the IRS in order to qualify for such tax-free treatment. Any U.S. Shareholder of AGA Ordinary Shares or AGA ADSs who will be a five-per cent. (5%) transferee shareholder is urged to consult his, her or its own tax advisor concerning the requirement, if any, to file a gain recognition agreement and the procedures to be followed in connection with that filing in light of their particular circumstances.
Appraisal Rights
A U.S. Shareholder who receives cash in exchange for AGA Ordinary Shares upon exercising their appraisal rights will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of cash received and such holder’s tax basis, determined in U.S. dollars, in the AGA Ordinary Shares surrendered. Capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.
PFIC Considerations Related to the Reorganization
AGA has determined that AGA Ordinary Shares and AGA ADSs have not been treated as stock of a PFIC for U.S. federal income tax purposes. While this conclusion is a factual determination that is made annually, AGA expects that it will not be a PFIC for its current taxable year. If you are a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs, AGA would generally be a PFIC with respect to you if for any taxable year in which you held AGA Ordinary Shares or AGA ADSs, after the application of applicable “look-through rules”, (1) at least 75 per cent. (75%) of AGA’s gross income for the taxable year was passive income or (2) at least 50 per cent. (50%) of the value, determined on the basis of a quarterly average, of AGA’s assets was attributable to assets that produce or are held for the production of passive income.
Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25 per cent. (25%) by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that AGA is not a PFIC. Moreover, no assurance can be given that AGA would not become a PFIC for any future taxable year if there were to be changes in AGA’s assets, income or operations.
If it was determined that AGA was a PFIC for any taxable year (and regardless of whether AGA remains a PFIC for subsequent taxable years), then a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs may be required to recognize gain, and may be subject to special rules in respect of any gain recognized, as a result of participating in the Reorganization. In particular, a U.S. Shareholder that receives NewCo Ordinary Shares in exchange for its AGA Ordinary Shares or AGA ADSs in the Reorganization may be required to recognize gain (but not loss), notwithstanding that the exchange qualifies as a tax-free exchange under the Code. In particular, Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final U.S. Treasury regulations have been promulgated under this statute. Proposed U.S. Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares where such person has not made either (1) a “qualified electing fund” (a “QEF”) election under Section 1295 of the Code for the first taxable year in which such U.S. person owns such shares or in which the corporation is a PFIC, whichever is later or (2) a “mark-to-market” election under Section 1296 of the Code. Any such gain recognized pursuant to the previous sentence would be subject to special rules (discussed below). There is an exception to the gain recognition rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC, but, as described below in “—Tax Consequences to Holders of NewCo Ordinary Shares—PFIC Rules”, NewCo expects that it will not be a PFIC at the time of the Reorganization, and NewCo does not expect to become a PFIC. It is not certain at this time whether, in what form, and with what effective date, final U.S. Treasury regulations under Section 1291(f) of the Code will be adopted, or how the proposed U.S. Treasury regulations will be applied.
Tax Consequences to Holders of NewCo Ordinary Shares
Taxation of Dividends
U.S. Shareholders. Under the U.S. federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. Shareholder, the gross amount of any dividend NewCo pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. Shareholder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends NewCo pays with respect to the shares generally will be qualified dividend income, provided that in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States.
The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. Shareholder will be the U.S. dollar value of the payments made, determined at the spot conversion rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. However, NewCo does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions NewCo makes as dividends.
Non-U.S. Shareholders. If you are a non-U.S. Shareholder, dividends paid to you in respect of shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Shareholder. If you are a corporate non-U.S. Shareholder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent. (30%) rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Taxation of Capital Gains
U.S. Shareholders. Subject to the PFIC rules discussed below, if you are a U.S. Shareholder and you sell or otherwise dispose of your NewCo Ordinary Shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your NewCo Ordinary Shares. Capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Shareholders. If you are a non-U.S. Shareholder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your NewCo Ordinary Shares unless:
1.
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

2.	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
If you are a corporate non-U.S. Shareholder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent. (30%) rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Medicare Tax
A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8 per cent. (3.8%) tax on the lesser of (1) the U.S. Shareholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Shareholder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of NewCo Ordinary Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Shareholder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your individual investment in the NewCo Ordinary Shares.
PFIC Rules
NewCo expects that NewCo Ordinary Shares will not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year after the application of applicable “look-through rules”, either (i) at least 75 per cent. (75%) of its gross income for the taxable year is passive income or (ii) at least 50 per cent. (50%) of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce or are held for the production of passive income. If NewCo were to be treated as a PFIC, unless a U.S. Shareholder elects to be taxed annually on a mark-to-market basis with respect to the NewCo Ordinary Shares or makes a QEF election the first taxable year in which NewCo is treated as a PFIC, gain realized on the sale or other disposition of your NewCo Ordinary Shares would in general not be treated as capital gain. Instead, if you are a U.S. Shareholder, you would be treated as if you had realized such gain and certain excess distributions ratably over your holding period for the NewCo Ordinary Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your NewCo Ordinary Shares will be treated as stock in a PFIC if NewCo were a PFIC at any time during your holding period in your NewCo Ordinary Shares. Dividends that you receive from NewCo will not be eligible for the special tax rates applicable to qualified dividend income if NewCo is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon NewCo furnishing you annually with certain tax information. NewCo may not take the action necessary for a U.S. shareholder to make a QEF election in the event NewCo is determined to be a PFIC. Cravath, Swaine & Moore LLP expresses no opinion as to the PFIC status of NewCo.
Information with Respect to Foreign Financial Assets
Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the NewCo Ordinary Shares in light of their particular circumstances.
Backup Withholding and Information Reporting
If you are a noncorporate U.S. Shareholder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and to the payment of proceeds to you from the sale of NewCo Ordinary Shares effected at a United States office of a broker.
Additionally, backup withholding (currently at a 24 per cent. (24%) rate) may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.
If you are a non-U.S. Shareholder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by NewCo or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of NewCo Ordinary Shares effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of NewCo Ordinary Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.
The determination of the actual tax consequences to a shareholder will depend on the shareholder’s specific situation. Shareholders should consult their own tax advisors as to the tax consequences in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and changes in those laws.
Material U.K. Tax Consequences
Scope of Discussion
The following discussion addresses the material U.K. income tax, corporation tax, capital gains tax, stamp duty, and SDRT consequences of the Reorganization generally expected to be applicable to Non-U.K. Holders (as defined below) of AGA Ordinary Shares or AGA ADSs (together, “AGA Issued Shares”) and their receipt and ownership of NewCo Ordinary Shares. To the extent this section consists of statements as to matters of U.K. tax law, subject to the limitations specified herein, this section is the opinion of Slaughter and May.
It applies to you only if (i) you are the absolute beneficial owner of your AGA Issued Shares or NewCo Ordinary Shares (as applicable) and any dividends paid in respect of them; (ii) you hold your AGA Issued Shares or NewCo Ordinary Shares (as applicable) as an investment (rather than, for example, as securities to be realized in the course of a trade); and (iii) you hold your AGA Issued Shares or NewCo Ordinary Shares (as applicable) other than under a self-invested personal pension plan, individual savings account, or other regime providing for exemption from tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	charities;
•	trustees;

•	persons carrying on certain financial activities (including market makers, brokers, dealers in securities, intermediaries and persons connected with depository arrangements or clearance services);
•	persons who have or could be treated for tax purposes as having acquired their AGA Issued Shares or NewCo Ordinary Shares (as applicable), by reason of their employment or as carried interest;
•	persons connected with AGA or NewCo;
•	collective investment schemes;
•	persons subject to U.K. tax on the remittance basis; and
•	insurance companies.
This section is based on current U.K. legislation, current published HMRC practice (which may not be binding on HMRC), and court decisions, in each case, in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this section is based in part upon the assumption that (i) the Spin-Off and the Scheme, and the trading of NewCo Ordinary Shares through the DTC system, will be carried out as described in this prospectus and the Implementation Agreement; (ii) the AGA Issued Shares do not, and the NewCo Ordinary Shares will not, at any time, derive at least 75 per cent. (75%) of their value from U.K. land; and (iii) each obligation in the AGA Deposit Agreement (and any related agreement) will be performed in accordance with its terms.
Unless stated otherwise, this section addresses only Non-U.K. Holders. References in this section to “Non-U.K. Holders” are to holders of AGA Issued Shares or NewCo Ordinary Shares (as applicable) who, at the relevant time, (i) are not resident or domiciled for tax purposes in the U.K., and to whom split-year treatment does not apply; (ii) do not have a permanent establishment or branch or agency in the U.K. to which their AGA Issued Shares or NewCo Ordinary Shares (as applicable) are attributable; (iii) have not, in the case of individuals, within the past five years been resident for tax purposes in the U.K.; and (iv) are not carrying on a trade, profession, or vocation in the United Kingdom.
Shareholders should be aware that the tax legislation of the shareholder’s jurisdiction and/or the tax legislation of the U.K., as well as the interpretation or amendment of any such tax legislation, may alter the benefits of investment in NewCo Ordinary Shares.
IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISOR IMMEDIATELY.
U.K. Tax Consequences of the Reorganization
U.K. Taxation of the Spin-Off and the Scheme
Non-U.K. Holders will not be subject to U.K. income tax, corporation tax, or capital gains tax in respect of the Spin-Off or the Scheme. Non-U.K. Holders may be subject to foreign taxation depending on their personal circumstances.
No U.K. stamp duty or SDRT will be payable by AGA shareholders on (i) the transfer under the Scheme of their AGA Ordinary Shares or, in the case of a holder of AGA ADSs, the AGA Ordinary Shares underlying those AGA ADSs; or (ii) the allotment and issue of the NewCo Ordinary Shares as part of the Reorganization (whether under the Spin-Off or under the Scheme).
AGA intends to seek a clearance from HMRC that an agreement to transfer Entitlements will not be subject to SDRT for the interim period where such Entitlements are available for trading. If such a clearance is not obtained, HMRC may take the position that an agreement to transfer Entitlements will be subject to SDRT at a rate of 0.5 per cent. (0.5%) (see “Risk Factors—Risks Related to Taxation— AGA may not obtain a clearance from HMRC that an agreement to transfer Entitlements is not subject to SDRT).
U.K. Tax Consequences of Holding NewCo Ordinary Shares
Subsequent Disposals of NewCo Ordinary Shares
Non-U.K. Holders will not be liable to U.K. corporation tax or capital gains tax on a disposal of their NewCo Ordinary Shares.

Dividends
NewCo is not required to withhold U.K. tax at source from dividends paid on NewCo Ordinary Shares.
Non-U.K. Holders will not, therefore, be subject to U.K. income tax or corporation tax in respect of dividends paid on NewCo Ordinary Shares.
U.K. Stamp Duty and SDRT
Pursuant to arrangements that NewCo is expected to enter into with DTC, the NewCo Ordinary Shares are eligible to be held in book-entry form through the facilities of DTC. Based on our understanding that DTC has not made an election under section 97A(1) of the Finance Act 1986, transfers of NewCo Ordinary Shares held in book-entry form through DTC should not attract a charge to U.K. stamp duty or SDRT. See “Risk Factors— Risks Related to Taxation—Issues or Transfers of NewCo Ordinary Shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in or issuing further NewCo Ordinary Shares”.
Transfers on sale of the NewCo Ordinary Shares outside of DTC will, subject to any available exemptions or reliefs, generally be liable to U.K. stamp duty at the rate of 0.5 per cent. (0.5%) of the amount or value of the consideration payable (rounded up to the nearest multiple of £5) or, in respect of an unconditional agreement to transfer NewCo Ordinary Shares, SDRT at the rate of 0.5 per cent. (0.5%) of the amount or value of the consideration payable. However, where a transfer is executed in pursuance of the agreement (which gave rise to the SDRT) and the document is duly stamped within six years of the date of the agreement, the SDRT should be canceled and any SDRT paid should be repaid. In cases where NewCo Ordinary Shares are, outside of DTC, transferred to a connected company (or its nominee), different rules may apply.
U.K. stamp duty and SDRT will, where applicable, generally be borne by the purchaser of the relevant NewCo Ordinary Shares.
Depositary receipt systems and clearance services
Where, from outside of DTC, NewCo Ordinary Shares are transferred: (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services (including DTC or its nominees); or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, U.K. stamp duty or SDRT may be chargeable at the higher rate of 1.5 per cent. (1.5%) of the amount or value of the consideration given or, in certain circumstances, the value of the NewCo Ordinary Shares (rounded up to the nearest multiple of £5 in the case of stamp duty). The rules regarding the application of this higher rate of stamp duty and SDRT are complex, and specific professional advice should be sought before transferring shares to a person within (a) or (b) of this paragraph. See “Risk Factors—Risks Related to Taxation—Issues or Transfers of NewCo Ordinary Shares may be subject to stamp duty or SDRT in the United Kingdom, which would increase the cost of dealing in or issuing further NewCo Ordinary Shares”.
Material South African Tax Consequences
The following discussion addresses the material South African income tax consequences of the Reorganization generally expected to be applicable to the holders of AGA Ordinary Shares and their receipt and ownership of NewCo Ordinary Shares. To the extent this section consists of statements as to matters of South African tax law, subject to the limitations specified herein, this section is the opinion of Bowmans (Bowman Gilfillan Inc.) The following paragraphs apply to you only if you hold your AGA Ordinary Shares as capital assets for South African income tax purposes. This section does not apply to you if you hold (directly or indirectly alone or together with any connected person) 20 per cent. (20%) or more of the share capital of AGA and you are a non-South African Shareholder.
This section is based on the South African Income Tax Act, 1962 as amended (the “ITA”).
You are a “South African Shareholder” if you are a beneficial owner of AGA Ordinary Shares and you are:
1.	a natural person who is ordinarily resident in South Africa;
2.
not ordinarily resident in South Africa but physically present in South Africa for a period exceeding (i) ninety-one days in aggregate during the current year as well as for a period exceeding ninety-one days in aggregate during each of the five preceding years and (ii) for a period exceeding nine hundred and fifteen days in aggregate during those five preceding years of assessment;

3.	an entity which is incorporated, established or formed in South Africa; or
4.	an entity which has its place of effective management in South Africa.
You are a “non-South African Shareholder” if you are not a South African Shareholder. Non-South African Shareholders are generally exempt from South African taxes unless such non-South African Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa.
This section addresses only South African income tax.
Subject to the assumption that the representations made to Bowmans (Bowman Gilfillan Inc.) are and will be true, correct and complete as of the effective date of the Reorganization, it is the opinion of Bowmans (Bowman Gilfillan Inc.) that for South African income tax purposes, to the extent that the market value of the NewCo Ordinary Shares will exceed the base cost of the AGA Ordinary Shares a capital gain would arise for the AGA shareholders.
The determination of the actual tax consequences to a shareholder will depend on the shareholder’s specific situation. Shareholders should consult their own tax advisors as to the tax consequences in their particular circumstances.
Tax Consequences of the Scheme to Holders of AGA Ordinary Shares
South African Shareholders establish a base cost (as determined under paragraph 20 of the Eighth Schedule to the ITA) in the NewCo Ordinary Shares equal to the market value of the AGA Ordinary Shares exchanged for the NewCo Ordinary Shares. On exchange of the AGA Ordinary Shares for NewCo Ordinary Shares, pursuant to the Scheme, a disposal event will arise for South African capital gains tax purposes. To the extent that the market value of the NewCo Ordinary Shares exceeds the base cost of the AGA Ordinary Shares, a capital gain will arise that will be subject to capital gains tax in the hands of South African Shareholders (unless they are exempt from taxation in South Africa). To the extent that the market value of the NewCo Ordinary Shares is less than the base cost of the AGA Ordinary Shares, a capital loss will arise.
For South African Shareholders that hold their respective AGA Ordinary Shares as trading stock/inventory, any gain or loss will be treated on revenue account and taxed at the higher effective tax rates applicable to transactions that occur on revenue account.
Non-South African Shareholders will not be subject to South African tax in connection with the Scheme unless such non-South African Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa. In such cases you generally will be taxed in the same manner as a South African Shareholder.
Tax Consequences to Holders of NewCo Ordinary Shares
Taxation of Dividends
South African Shareholders: If you are a South African Shareholder, you will be subject to a dividends tax at the rate of 20 per cent. (20%) on all dividends declared and paid by NewCo with respect to NewCo shares that are listed on the JSE (other than dividends that consist of the distribution of an asset in specie) unless an exemption described below applies. If the dividend tax applies to a dividend received by a South African Shareholder, such holder will be liable for such dividends tax.
A South African Shareholder is exempt from the dividends tax if such holder is:
1.	a company which is tax resident in South Africa;
2.	a public benefit organization approved in terms of section 30(3) of the ITA;
3.	a mining rehabilitation trust in compliance with section 37A of the ITA;
4.	an institution, board, or body established by or under any law in compliance with section 10(1)(cA) of the ITA;
5.	a pension fund, provident fund and medical schemes in compliance with section 10(1)(d) of the ITA;
6.	a portfolio of collective investment schemes in securities;

7.	a person (being natural person, company or trust) to the extent that the dividend constitutes income of that person for South African income tax purposes;
8.	a fidelity or indemnity fund as contemplated in section 10(1)(d)(iii) of the ITA; or
9.	a small business funding entity as contemplated in section 10(1)(cQ) of the ITA.
Accordingly, if the beneficial owner of the dividend declared by NewCo is a South African resident natural person or trust and none of the exemptions listed above apply, such beneficial owner will be subject to dividends tax at a rate of 20 per cent. (20%) of the amount of any dividend paid by NewCo.
Non-South African Shareholders. Non-South African Shareholders will not be subject to South African dividends tax on dividends declared and paid by NewCo.
Taxation of Capital Gains on Sale or Other Disposition
South African Shareholders: A capital gain arises when a South African Shareholder sells or otherwise disposes of their NewCo Ordinary Shares for proceeds that exceed the base cost of the NewCo Ordinary Shares. A South African Shareholder will be subject to capital gains tax on such capital gain (unless they are exempt from taxation in South Africa). Capital gains tax is not a separate tax but forms part of income tax. Capital gains are taxed at a lower effective tax rate than ordinary income by the inclusion of only a certain percentile of the South Africa Shareholders’ capital gain in its taxable income.
Non-South African Shareholders. Non-South African Shareholders will not be subject to South African tax on sale or other disposition unless such non-South African Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa. In such cases you generally will be taxed in the same manner as a South African Shareholder.
Securities Transfer Tax
The transfer of any NewCo Ordinary Shares on the JSE or the A2X, whether such NewCo Ordinary Shares are held by a South African Shareholder or a non-South African Shareholder, will be subject to tax at a rate of 0.25 per cent. (0.25%) on the “taxable amount” of such share. The word “transfer” is broadly defined and includes the transfer, sale, assignment, cession or disposal in any other manner of the NewCo Ordinary Share. The cancellation or redemption of any NewCo Ordinary Share will also be regarded as a transfer unless NewCo is being liquidated. However, the transfer of a NewCo Ordinary Share that does not result in a change in beneficial ownership will not be regarded as a “transfer”. The “taxable amount” of such transferred NewCo Ordinary Share will be the greater of the consideration for the share declared by the transferee or the closing price of that share. In the case of a transfer of a NewCo Ordinary Share, as a listed share, either the member, the participant or the person to whom the share is transferred is liable for the tax. The tax must be paid within a period of fourteen days from the transfer.

ANGLOGOLD ASHANTI (UK) LIMITED
General
NewCo was incorporated as a private limited company under the laws of England and Wales on February 10, 2023 and will be converted to a public limited company prior to the completion of the Reorganization for the purposes of carrying out the Reorganization. We expect that, following its re-registration as a public limited company and prior to the implementation of the Reorganization, NewCo will change its name to AngloGold Ashanti plc. NewCo’s registered office is located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom. NewCo’s principal executive office is located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom and its telephone number is +44 (0) 203 968 3323. Upon completion of the Reorganization, the Group’s global headquarters are expected to be moved to 4601 DTC Blvd., Suite 550, Denver CO 80237, United States but its principal executive office will remain located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom.
NewCo, a wholly owned subsidiary of AGA, was formed in order to facilitate the implementation of the Reorganization, and has no operations and no material assets or liabilities other than in connection with the Reorganization. NewCo does not currently own any shares or securities in any entity. For information on NewCo’s share capital, see “Description of the NewCo Share Capital—Share Capital”.
Organizational Structure
Upon the completion of the Reorganization, NewCo will be the ultimate parent company of the Group and each of AGA and AGAH will be a direct, wholly owned subsidiary of NewCo.
Directors and Management of NewCo
As of the date of this prospectus, the directors of NewCo are Alberto Calderon and Robert Paul Harling Hayes. We expect that all members of the AGA Board will become members of the NewCo Board at or prior to the time that the Reorganization is completed. The NewCo Board will then consist of the members listed under “—Board Members”. We expect that all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo at or prior to the time that the Reorganization is completed. The NewCo Executive Committee will then consist of the members listed under “—Executive Committee”.
Committees
Effective at or prior to the time that the Reorganization is completed, NewCo expects that its Board will establish an Audit and Risk Committee, a Remuneration and Human Resources Committee, a Social, Ethics and Sustainability Committee, an Investment Committee and a Nominations and Governance Committee. The functions that these committees will perform and their powers and responsibilities are expected to be substantially the same as those of the committees of the AGA Board at or immediately prior to the time the Reorganization is completed.
The following biographies provide information on the current directors of NewCo. Robert Paul Harling Hayes will not remain a director or member of management of NewCo after the Reorganization is completed.
Board Members as of the Date of this Prospectus
Alberto Calderon (63)
Please refer to Alberto Calderon’s biography in the section entitled “—Board Members” below.

Robert Paul Harling Hayes (57)
BSc Engineering, MBA
Executive director
Appointed (NewCo): February 10, 2023 and as Principal Financial Officer and Principal Accounting Officer on May 11, 2023
Board committee memberships:	•	None
Robert Hayes has 26 years of experience with AGA and currently serves as the group treasurer of AGA and the general manager of AGAH. As part of his role as group treasurer of AGA, Mr. Hayes is responsible for global insurance for AGA and sits on the board of AGA’s first-party captive. As the general manager of AGAH, Mr. Hayes also serves as the executive director of the AGAH board of directors.
Board Members as of the Operative Date
Effective at or prior to the time that the Reorganization is completed, the NewCo Board is expected to be a unitary board consisting of 11 directors—nine independent non-executive directors and two executive directors. Certain information with respect to the NewCo Board is set forth below:
Name	Age	Position	Year first appointed(1)
Alberto Calderon	63	Executive director and chief executive officer	2023
Gillian Doran	46	Executive director and chief financial officer	2023
Maria Ramos	64	Independent non-executive director and chairperson	2023
Kojo Busia	60	Independent non-executive director	2023
Alan Ferguson	65	Independent non-executive director	2023
Albert Garner	67	Independent non-executive director	2023
Rhidwaan Gasant	63	Independent non-executive director	2023
Scott Lawson	61	Independent non-executive director	2023
Maria Richter	68	Independent non-executive director	2023
Jochen Tilk	59	Independent non-executive director	2023
(1)
At every annual general meeting all the directors at the date of the notice convening the annual general meeting will retire from office and may offer themselves for reappointment by the NewCo shareholders.

The following biographies provide information on the expected NewCo Board.
Maria Ramos (64)
MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers (South Africa)
Independent Non-Executive Director and Chairperson
Appointed (AGA): A director on June 1, 2019 and Chairperson of the Board on December 5, 2020
Board committee memberships:	•	Nominations and Governance Committee (Chairperson)
Maria Ramos is an independent non-executive director of Standard Chartered Plc and serves on the board of Compagnie Financière Richemont SA. She served as Group CEO of Absa Group (previously Barclays Africa Group Limited), retiring in 2019. Prior to that she was CEO of Transnet and served as Director General of South Africa’s National Treasury.
She recently served as independent non-executive director on the boards of the Public Investment Corporation and Saudi British Bank. She also co-chaired the United Nations Secretary General’s Task Force on Digital Financing of the Sustainable Development Goals.
Ms. Ramos has in the past served as a non-executive and independent director on the boards of Sanlam Ltd, Remgro Ltd and SABMiller Plc. She was a member of the World Economic Forum’s International Business Council and member of its executive committee and its chairperson for two years.
She is a member of the Group of Thirty and serves on the International Advisory Board of the Blavatnik School of Government, Oxford University.

Rhidwaan Gasant (63)
BCompt (Hons), CA (SA), ACIMA, Executive Development Programme
Lead Independent Non-Executive Director
Appointed (AGA): August 12, 2010
Board committee memberships:	•	Audit and Risk Committee
	•	Nominations and Governance Committee
	•	Remuneration and Human Resources Committee
	•	Social, Ethics and Sustainability Committee
Rhidwaan Gasant was previously the CEO of Energy Africa Limited. He is currently the independent non-executive chairman of Growthpoint Properties Limited and chairs the board audit committee of MTN Nigeria Communications Plc.
Alberto Calderon (63)
PhD, MPhil, MA, Juris Doctor, BA
Chief Executive Officer and Executive Director
Appointed (NewCo): February 10, 2023 and as Principal Executive Officer on May 11, 2023
Appointed (AGA): September 1, 2021 and as CEO on September 1, 2021
Board committee memberships:	•	None
Alberto Calderon’s executive experience includes leadership roles across the mining, petroleum, and energy sectors. He served as the chief executive officer of Orica and was also an executive at BHP Group Plc. During his time with BHP Group Plc, Mr. Calderon held a number of key leadership positions, including group executive and chief executive aluminum, nickel and corporate development, group executive and chief commercial officer.
Mr. Calderon was also CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia, and CEO of the Colombian oil company, Ecopetrol. Prior to this, Mr. Calderon held senior leadership positions in the International Monetary Fund and the Colombian government and has been a board member of a range of private, public and non-government organizations.
Gillian Doran (46)
Fellow Member of Association of Chartered Certified Accountants (FCCA)
Chief Financial Officer and Executive Director
Appointed (AGA): January 1, 2023 and as CFO on January 1, 2023
Board committee memberships:	•	Investment Committee
Gillian Doran brings more than 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AGA, Ms. Doran served as chief financial officer for Rio Tinto’s Global Aluminum division. Ms. Doran’s career at Rio Tinto spanned over 15 years in a number of senior finance roles within operations, regional business unit and Group headquarters. A seasoned international executive leader having previously worked and lived in Europe, North America and Australia, Ms. Doran brings to AngloGold Ashanti deep experience in financial accounting, planning, performance management, investment, transformation and strategy.

Kojo Busia (60)
PhD, MA, BA
Independent Non-Executive Director
Appointed (AGA): August 1, 2020
Board committee memberships:	•	Social, Ethics and Sustainability Committee (Chairperson)
	•	Nominations and Governance Committee
	•	Investment Committee
Kojo Busia has over 25 years of professional experience in African natural resources governance and management working at both bilateral and multilateral organizations. He recently held the position of Chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).
He previously served as coordinator of the African Mineral Development Centre (AMDC) at the UNECA. Prior to heading the AMDC, Dr Busia spent nearly a decade leading the African Peer Review Mechanism Support Section, Governance and Public Administration Division, also at the UNECA. In addition, Dr Busia has served on several advisory boards including the Responsible Mining Foundation Advisory Council, Advisory Director of Global Mining Sustainability, and Mining Indaba’s Sustainability Advisory Committee. He is a founding director of the Africa Resource Management, Environment and Climate Change Institute, a think-do-tank recently established in Accra, Ghana.
Alan Ferguson (65)
BSc, CA (Scotland)
Independent Non-Executive Director
Appointed (AGA): October 1, 2018
Board committee memberships:	•	Audit and Risk Committee (Chairperson)
	•	Remuneration and Human Resources Committee
	•	Nominations and Governance Committee
Alan Ferguson was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held non-executive directorships on a number of boards including Johnson Matthey, Croda International and Marshall Motors Holdings where he chaired their audit committees and was the Senior Independent Director. He currently serves on the board of Harbour Energy, where he chairs the audit committee. In addition, Mr. Ferguson serves as a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and is a member of the leadership team of the U.K. Audit Committee Chair’s Independent Forum.
Albert Garner (67)
BSE
Independent Non-Executive Director
Appointed (AGA): January 1, 2015
Board committee memberships:	•	Audit and Risk Committee
	•	Investment Committee
	•	Remuneration and Human Resources Committee
Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Mr. Garner became a general partner in 1989 and is now Vice Chair of Investment Banking.

Maria Richter (68)
BA, Juris Doctor
Independent Non-Executive Director
Appointed (AGA): January 1, 2015
Board committee memberships:	•	Remuneration and Human Resources Committee (Chairperson)
	•	Social, Ethics and Sustainability Committee
	•	Nominations and Governance Committee
Maria Richter is an experienced non-executive director who has served on a diverse range of U.S. and international company boards. She previously served on the board of Barclays International, Barclays Bank plc and National Grid plc where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a U.S. wealth management company, and is a member of the audit and nominations committees of Rexel and the remuneration committee of Bessemer Trust.
During Ms. Richter’s professional career she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.
Scott Lawson (61)
BSc, MBA
Independent Non-Executive Director
Appointed (AGA): December 1, 2021
Board committee memberships:	•	Audit and Risk Committee
	•	Social, Ethics and Sustainability Committee
	•	Investment Committee
Scott Lawson has over 35 years in the mining industry and is an experienced global mining executive who has served in a broad range of roles. He is the former executive vice president and chief integration officer of Newmont Corporation. Prior to this Mr. Lawson served as executive vice president and chief technology officer and other executive technical roles for Newmont Corporation.
Mr. Lawson spent 22 years with Rio Tinto in executive roles with Rio Tinto Alcan, Rio Tinto Technology and Innovation and Rio Tinto Kennecott. He is the former senior vice president, engineering services at Peabody Energy responsible for global engineering and technical services support.
Jochen Tilk (59)
Bachelors Mining Engineering, Masters Mining Engineering
Independent Non-Executive Director
Appointed (AGA): January 1, 2019
Board committee memberships:	•	Audit and Risk Committee
	•	Social, Ethics and Sustainability Committee
	•	Nominations and Governance Committee
	•	Investment Committee (Chairperson)
Jochen Tilk is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. He is the former president and CEO of Potash Corporation. Mr. Tilk, previously spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s president and CEO. He is also a director of Emera Inc., a publicly listed energy utility company and the Princess Margaret Cancer Foundation, a not-for-profit organization.
Executive Committee
As of the date of this prospectus, the executive management of NewCo comprises Alberto Calderon and Robert Paul Harling Hayes, each appointed on May 11, 2023. Robert Paul Harling Hayes will not remain a member of the Executive Committee of NewCo after the Reorganization is completed. We expect that all members of the Executive Committee of AGA will become members of the Executive Committee of NewCo at or prior to the time that the Reorganization is completed.
In addition to Alberto Calderon and Gillian Doran, the following people will be members of the Executive Committee:
Ludwig Eybers (56)
BSc, Post graduate qualifications
Chief Operating Officer
Ludwig Eybers has over 33 years international mining experience. He joined AGA in 2011 as Senior Vice President, based in Perth Australia. In 2013, he relocated to AngloGold Ashanti in South Africa to take-up the position of Senior Vice President, Africa Region. He was subsequently promoted to Chief Operations Officer- International in 2017. Mr. Eybers is currently responsible for overall strategic and operational responsibilities for production at AGA’s mining operations.
Lisa Ali (55)
BSc (Hons) in Chemistry, Analytical Chemistry and Biochemistry, Executive MBA
Chief People Officer
Lisa Ali was appointed as Chief People Officer of AGA and a member of the Executive Committee with effect from April 1, 2022. In this role, Ms. Ali is responsible for Group human resources.
Ms. Ali has over 30 years of experience, most of which has been in extractive industries. Since 2020, Ms. Ali has served as Chief People and Sustainability Officer at Newcrest Mining Limited. Prior to joining Newcrest, Ms. Ali was Head of Transformation at Trinidad Petroleum Holdings Ltd. and its subsidiary companies and has held several senior positions at BP International PLC.
Terry Briggs (50)
BSc (Hons) in Geology, MEng
Chief Development Officer
Terry Briggs was appointed as Chief Development Officer of AGA and a member of the Executive Committee with effect from April 1, 2022. His portfolio at AGA includes Corporate Strategy and Business Planning, Business Development and greenfields exploration.
Mr. Briggs has 25 years of experience, spanning site based technical and management roles at several underground and open pit base and precious metal operations at all stages of development from start-up to closure, as well as regional and corporate leadership roles. Since 2008, Mr. Briggs worked at Newmont Corporation where, most recently, he served as Vice President Planning. Prior to serving in this role, Mr. Briggs held various leadership roles in Technical Services, Corporate Development and Finance at Newmont Corporation.
Mr. Briggs has represented on various geology and mining industry bodies and authored several publications on engineering, geology and exploration.
Stewart Bailey (49)
Chief Sustainability and Corporate Affairs Officer
Stewart Bailey’s portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering community and government relations, communications and investors relations, reporting and environment. Throughout 13 years with AGA, based both in the United States and South Africa, he has built an in-depth knowledge of AGA, its operations and its stakeholders. Mr. Bailey, formerly Senior Vice President of Investor Relations and Group Communications, was appointed to his current role in 2019. In his previous role, Mr. Bailey covered debt and equity investors in the United States, South Africa, the United Kingdom, Europe and Asia. He also held line responsibility for AngloGold Ashanti’s corporate communications programme, which included engagement with financial news media in South Africa, the United States and the United Kingdom. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

Marcelo Godoy (51)
PhDin Strategic Mine Planning, Masters in Geostatistics
Chief Technology Officer
Marcelo Godoy has over 25 years of experience in the mining industry and was previously Senior Vice President, Exploration at Newmont Corporation where he led the development of numerous innovation programs, including a world-class orebody risk management system that delivered a step change in the reliability of production forecasts. Mr. Godoy is a recognized leader in the field of mine planning under uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was Mining Sector Leader for Golder Associates in South America and a Director at Golder’s Global Board of Directors. During his tenure at Golder Associates, Mr. Godoy managed major mining feasibility studies and reserve compliance audits for the world’s top producers of base metals, iron ore and gold.
He brings to AGA experience in resource modeling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.
Lizelle Marwick (45)
B. Proc; LLB; LLM
Chief Legal Officer
Lizelle Marwick was appointed as Executive Vice President: General Counsel and Compliance on July 1, 2020, after previously serving as Senior Vice President: Deputy General Counsel. She joined AGA in 2011 establishing and heading up the legal function for the Africa operations. She is familiar with all aspects of the organization and well versed on multi-jurisdictional legal work covering a wide range of subjects, with extensive experience in governance, corporate transactions and government negotiations. Prior to joining AGA, Ms. Marwick practiced law at Bowman Gilfillan in South Africa and Herbert Smith in the United Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales.
Remuneration of Directors and Management of NewCo
The members of the AGA Board will be granted no special benefits in connection with the Reorganization. None of the members of the AGA Board or the members of the executive management of AGA will receive compensation due to the Reorganization. Further, no changes to the remuneration package for the members of the AGA Board or executive management of AGA are intended to be made in connection with the Reorganization.
In connection with the implementation of the Reorganization, the existing rights over AGA Ordinary Shares held by participants under the DSP (including members of the AGA Board and executive officers) are expected to be rolled over into equivalent rights over NewCo Ordinary Shares. See “The Reorganization—Treatment of Equity Awards”
As of the date of this prospectus, NewCo has not paid any remuneration to the current or proposed NewCo non-executive directors or the proposed NewCo management. Under English law, following the Reorganization, NewCo will be required to compensate its directors in accordance with a shareholder approved remuneration policy, which will be presented to shareholders at the first annual general meeting following the Reorganization. It is expected that NewCo’s proposed remuneration policy will mirror that of AGA, subject to any changes necessary to reflect English law, or that the NewCo Remuneration and Human Resources Committee determines to be necessary to align the policy with applicable market practice and the new Group structure following the Reorganization and that is in the best interests of NewCo and its shareholders (the “NewCo Remuneration Policy”).
For information concerning AGA’s current remuneration policy, please see “Item 6.B: Compensation” in the AGA 2022 Form 20-F, which is incorporated by reference in this prospectus. Prior to the approval of the NewCo Remuneration Policy, the remuneration paid to the members of the NewCo Board will not be subject to the requirements of any remuneration policy. However, we expect that such remuneration will be generally consistent with that provided for under AGA’s current remuneration policy.

ANGLOGOLD ASHANTI LIMITED
General
AGA is an independent, global gold mining company with a diverse portfolio of operations, projects and exploration activities across nine countries on four continents. AGA is headquartered in Johannesburg, South Africa. AGA has developed a high-quality, well-diversified asset portfolio, including production from seven countries (Argentina, Australia, Brazil, the Democratic Republic of Congo, Ghana, Guinea and Tanzania) supported by greenfield projects in the United States and Colombia along with a focused global exploration program. While gold is its principal product, AGA also produces silver (Argentina) and sulfuric acid (Brazil) as by-products.
AGA (formerly AngloGold Limited) (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and AGA operates under the South African Companies Act. On 26 April 2004, AGA acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti Limited on the same day. AGA’s principal executive office is located at 112 Oxford Road, Houghton Estate, Johannesburg, 2198 (Private Bag X 20, Rosebank, 2196), South Africa (Telephone +27 (0)11 637-6000). AGA’s internet address is at https://www.anglogoldashanti.com. Information available on AGA’s website is not, and will not be deemed to be, part of, or incorporated by reference into, this prospectus.
The AGA Ordinary Shares are listed on the JSE under the symbol “ANG” and on the A2X under the symbol ANG. The AGA Ordinary Shares are listed on the NYSE in the form of AGA ADSs, under the symbol “AU” (each representing one AGA Ordinary Share), on the Australian Securities Exchange in the form of CHESS depositary interests under the symbol “AGG” (each representing one-fifth of an AGA Ordinary Share) and on the GhSE under the symbol “AGA” and, in the form of GhDSs, under the symbol “AAD” (each representing one hundredth of an AGA Ordinary Share).
Additional information about AGA and its subsidiaries is included in documents incorporated by reference into this prospectus. See “Where You Can Find More Information”.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
For a detailed discussion of the major shareholders of AGA, see “Item 7A: Major shareholders” in the AGA 2022 Form 20-F and incorporated herein by reference.
According to information available to us, the following are the only AGA shareholders holding, directly or indirectly, in excess of five per cent. (5%) of the ordinary issued share capital of AGA as of April 28, 2023:
Ordinary Shares held at	April 28, 2023
Shareholder*	Number of AGA Ordinary Shares	Percentage of Voting Rights
Public Investment Corporation of South Africa	55,535,383	13.24
BlackRock Inc.	27,954,697	6.66
Van Eck Associates Corporation	27,259,287	6.50
*	Shares may not necessarily reflect the beneficial shareholder.
At April 28, 2023, a total of 122,014,308 AGA Ordinary Shares (or 29.10 per cent. (29.10%) of ordinary issued share capital of AGA) were held by the ADS Depositary. Each AGA ADS is equivalent to one AGA Ordinary Share. At April 28, 2023, the number of persons who were registered holders of AGA ADSs was reported at 1,909. AGA is aware that many AGA ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of AGA ADSs or the number of AGA ADSs beneficially held by these persons.
All AGA shareholders have the same voting rights of one vote per AGA Ordinary Share.
As at April 28, 2023, there were 23,736 holders on record of AGA Ordinary Shares. Of these holders 464 had registered addresses in the United States and held a total of 59,067,787 AGA Ordinary Shares, or 14.09 per cent. (14.09%) of the total outstanding AGA Ordinary Shares. In addition, certain accounts on record with registered addresses outside the United States, including the custodians for the ADS Depositary, hold AGA Ordinary Shares, in whole or in part, beneficially for residents of the United States. As of April 28, 2023, it is estimated that 35.33 per cent. (35.33%) of AGA Ordinary Shares were beneficially owned by residents of the United States.
Insofar as is known to AGA, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AGA, nor is AGA aware of any arrangements which might result in a change of control of AGA except in relation to the Reorganization.
As of the date of this prospectus, AGA is the sole shareholder of NewCo. Mr. Alberto Calderon periodically receives, and has in the past received, awards under certain AGA equity plans, as a result of which he held a balance of 41,601 AGA share awards and 26,370 AGA Ordinary Shares as of April 28, 2023. Mr. Robert Hayes periodically receives, and has in the past received, awards under certain AGA equity plans, as a result of which he held a balance of 41,327 AGA share awards and no AGA Ordinary Shares as of April 28, 2023. See “The Reorganization—Interests of Certain Persons in the Reorganization”.
Related Party Transactions
For a detailed discussion of related party transactions, including with respect to the directors and officers of AGA (who we expect will become the directors and officers of NewCo), see “Item 7B: Related Party Transactions” in the AGA 2022 Form 20-F and incorporated herein by reference.
Other than as disclosed in the AGA 2022 Form 20-F, which is incorporated by reference into this prospectus, as of the date of this prospectus, none of the directors of AGA or NewCo, including any director of AGA who resigned within the last 18 months, has or had any material beneficial interest, direct or indirect, in any transaction which is or was material to the business of the Group taken as a whole, and which was effected by AGA during the current or immediately preceding financial year or during any earlier financial year and which remains outstanding or unperformed in any respect.

MARKET PRICES
AGA Ordinary Shares are listed and traded on the JSE under the symbol “ANG”. AGA ADSs are listed and traded on the NYSE under the symbol “AU”.
On May 11, 2023 (the last full trading day prior to the first public announcement of the Reorganization on May 12, 2023), the closing sale price of AGA Ordinary Shares (as reported by the JSE) was ZAR 512.67 and the closing sale price of AGA ADSs (as reported by the NYSE) was $26.64.
The following table presents for the periods indicated the high and low sales prices per share of AGA Ordinary Shares and AGA ADSs as reported on the JSE and the NYSE, respectively:
	JSE		NYSE
	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
	(in ZAR)		(in dollars)
Year ended December 31, 2018	184.00	100.21	12.70	7.16
Year ended December 31, 2019	356.57	163.22	23.50	11.35
Year ended December 31, 2020	401.61	215.25	37.91	14.05
Year ended December 31, 2021	378.10	215.25	25.73	14.78
First Quarter 2021	378.10	295.00	25.49	19.86
Second Quarter 2021	371.10	261.97	25.73	18.33
Third Quarter 2021	299.14	215.25	20.31	14.78
Fourth Quarter 2021	354.90	237.49	21.11	16.23
Year ended December 31, 2022	401.61	213.35	25.76	12.16
First Quarter 2022	401.61	280.48	25.76	17.94
Second Quarter 2022	350.78	243.85	24.47	14.79
Third Quarter 2022	263.28	213.35	16.14	12.16
Fourth Quarter 2022	339.36	228.06	19.71	12.38
Month ended
January 31, 2023	390.02	345.46	23.18	20.16
February 28, 2023	364.41	306.79	21.16	16.66
March 31, 2023	431.40	311.49	24.19	16.87
April 30, 2023	512.33	424.68	28.13	24.06
May 2023 (through May 18, 2023)	556.88	461.27	30.27	23.75
On May 18, 2023 (the latest practicable date prior to the date of this prospectus), the closing sale price of AGA Ordinary Shares (as reported by the JSE) was ZAR 468.75 and the closing sale price of AGA ADSs (as reported by the NYSE) was $24.13.
There is currently no public market for the NewCo Ordinary Shares.

DESCRIPTION OF THE NEWCO SHARE CAPITAL
Unless stated otherwise, the following is a description of the material terms of NewCo Ordinary Shares as those terms will exist at the time the Reorganization is completed. This description is a summary only and is not a complete description of such terms. The rights of holders of NewCo Ordinary Shares will be governed by the NewCo Articles, the U.K. Companies Act and the laws of England and Wales more generally.
Immediately prior to the completion of the Reorganization, NewCo’s articles of association will be amended and restated in their entirety to be in substantially the form of the NewCo Articles attached as Annex C to this prospectus.
NewCo was incorporated as a private limited company under the laws of England and Wales on February 10, 2023 (with company number 14654651) and will be converted to a public limited company prior to the completion of the Reorganization. We expect that, following re-registration as a public limited company, NewCo will change its name to AngloGold Ashanti plc. NewCo’s registered office and principal executive office is located at 4th Floor, Communications House, Staines, South Street, TW18 4PR, United Kingdom and its telephone number is +44 (0) 203 968 3323. Upon completion of the Reorganization, the Group’s global headquarters are expected to be moved to 4601 DTC Blvd., Suite 550, Denver CO 80237, United States but its principal executive office will remain located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom.
The following description of the material terms of the securities of NewCo includes a summary of certain specific provisions of the NewCo Articles, which will be in effect upon completion of the Reorganization. You are encouraged to read the NewCo Articles, the form of which is attached as Annex C to this prospectus. Please also see “Comparison of Rights of Shareholders of AGA and NewCo”.
NewCo is a wholly owned subsidiary of AGA and is expected to become its parent holding company upon completion of the Reorganization.
In respect of NewCo, references to a “shareholder” are references to the registered legal owner of NewCo Ordinary Shares (of which, following completion of the Reorganization, there are expected to be two – Cede & Co. and GTU Ops Inc.) and references to a “beneficial owner” are references to the owner of a beneficial interest in the NewCo Ordinary Shares (such interest being the interest that AGA shareholders will receive in the NewCo Ordinary Shares in connection with the Reorganization).
General
Each NewCo Ordinary Share issued pursuant to the Reorganization will be issued fully paid, and will not be subject to any further calls or assessments by NewCo. There are no conversion rights or redemption provisions relating to any NewCo Ordinary Shares which will be delivered in connection with the Reorganization.
Under English law, a person who is neither a resident nor national of the United Kingdom may freely hold (both legally and beneficially), vote and transfer NewCo Ordinary Shares in the same manner and under the same terms as a U.K. resident or national.
Under English law, the NewCo Articles may only be amended by means of a special resolution of the NewCo shareholders. The NewCo Board is not authorized to change the NewCo Articles.
Share Capital
As of the date of this prospectus, NewCo’s issued share capital was one NewCo Ordinary Share of $1 and 50,000 non-voting redeemable preference shares of £1 each, which non-voting redeemable preference shares will be redeemed in full prior to the Operative Date, in connection with the implementation of the Reorganization. No non-voting redeemable preference shares will be in issue upon completion of the Reorganization.
Pursuant to the NewCo Articles the NewCo Board is authorized to allot shares in NewCo, and to grant rights to subscribe for or convert any security into shares in NewCo, up to a nominal amount of $[•], such authority to apply until the date that is five years after the date of incorporation of NewCo. Authority to allot additional shares, or to allot shares after expiry of this authority, may be granted to the NewCo Board by way of an ordinary resolution of the NewCo shareholders.
NewCo will submit a pre-transaction clearance application to HMRC in order to confirm the SDRT treatment of the issuances of NewCo Ordinary Shares by NewCo as part of the Reorganization. This clearance will also cover certain known future issuances of NewCo Ordinary Shares, including pursuant to employee benefit plans, but it will not cover a future rights issuance or other issuance of shares involving a letter of allotment, or a future issuance of shares in exchange for an acquisition of other shares or for other non-cash consideration (which may be the case where, for example, NewCo acquires shares in another entity in exchange for shares in itself). In those cases, NewCo will likely need to obtain a further clearance from HMRC at the relevant time.
Pre-emptive rights
English law generally provides shareholders with pre-emptive rights when new shares are issued for cash. However, it is possible for a company’s articles of association or shareholders in a general meeting to exclude pre-emptive rights. Such an exclusion of pre-emptive rights may be for a maximum period of five years from: (i) the date of adoption of the relevant articles of association, if the exclusion is contained in the articles of association; or (ii) the date of the shareholder resolution, if the exclusion is granted by shareholder resolution. In either case, this exclusion needs to be renewed by the company’s shareholders on expiration (i.e. at least every five years), but may be sought more frequently for additional five-year periods (or any shorter period).
Pursuant to the NewCo Articles, the NewCo Board is authorized to exclude pre-emptive rights for a period of five years after the date of incorporation of NewCo in respect of the allotment of equity securities or the sale of NewCo Ordinary Shares held as treasury shares for cash up to a maximum nominal amount of $[•]. This authorization under the NewCo Articles will be in addition to any power granted to the NewCo Board by the NewCo shareholders by means of a special resolution.
Voting Rights and Restrictions on Voting
All NewCo Ordinary Shares have equal voting rights and all registered holders of NewCo Ordinary Shares are entitled to attend and vote at all general meetings of NewCo. NewCo may issue, subject to the restrictions discussed above under the caption “Description of the NewCo Share Capital—Share Capital”, shares with preferential voting rights. This section assumes that all shares have equal voting rights and that no preferential shares are issued.
Under English law, resolutions to be voted on by NewCo shareholders at a general meeting can be either (i) an ordinary resolution, which means that the resolution must be passed by a simple majority of the votes cast by those entitled to vote (if the vote is by show of hands) or a simple majority of the total voting rights of NewCo shareholders who (being entitled to do so) vote in person, by proxy or in advance on the resolution (if the vote is by poll), or (ii) a special resolution, which means that the resolution must be passed by a majority of not less than 75 per cent. (75%) of the votes cast by those entitled to vote (if the vote is by show of hands) or NewCo shareholders representing not less than 75 per cent. (75%) of the total voting rights of the NewCo shareholders who (being entitled to do so) vote in person, by proxy or in advance on the resolution (if the vote is by poll). For a resolution to be regarded as a special resolution, the notice of the general meeting must specify the intention to propose the resolution as a special resolution.
For the purposes of determining which persons are entitled to attend or vote at a general meeting, NewCo may specify in the notice convening the general meeting a time, not more than 48 hours before the time fixed for the general meeting (not including any part of a day that is not a business day), by which a person must be entered on the register in order to have the right to attend or vote at the meeting.
Pursuant to the NewCo Articles, any resolution put to the vote at a general meeting held partly by means of an electronic facility will, unless the chair of the meeting directs that it will be decided on a show of hands, be decided by way of a vote on a poll. Any such poll will be treated as having been validly demanded at the time fixed for the holding of the meeting. If a general meeting is not held by means of an electronic facility, a resolution put to the vote at any general meeting will be decided on a show of hands, unless a poll is demanded (in one of the manners set out below) when, or before, the chair of the meeting declares the result of the show of hands.
A poll may be demanded by:
•	the chair of the meeting;
•	at least five persons at the meeting who are entitled to vote;

•
one or more shareholders at the meeting who are entitled to vote (or their proxies) and who hold between them at least 10 per cent. (10%) of the total votes of all shareholders who have the right to vote at the meeting, provided that where a shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorized to exercise voting rights; or

•
one or more shareholders at the meeting who are entitled to vote (or their proxies) and on which the total amount which has been paid up is at least 10 per cent. (10%) of the total sum paid up on all shares which give the right to vote at the meeting, provided that where a shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorized to exercise voting rights.

The chair of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.
Notwithstanding the foregoing, for so long as any NewCo Ordinary Shares are held in a settlement system operated by DTC, any resolution put to the vote of a general meeting (held in whatever form) must be decided on a poll.
On a vote by way of a show of hands, each NewCo shareholder who is present at the general meeting in person and each duly appointed proxy has one vote, except that if the proxy has been duly appointed by more than one NewCo shareholder entitled to vote and is instructed by one or more of those NewCo shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those NewCo shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) the proxy will then have one vote for and one vote against the resolution.
On a vote on a resolution by way of a poll, each NewCo shareholder present in person or by proxy has one vote for every NewCo share of which it is the holder.
If more than one joint NewCo shareholder votes (including voting by proxy), the only vote that will count is the vote of the person whose name is listed before the other voters on the register for the share.
If a NewCo shareholder appoints more than one proxy and gives those proxies the apparent right to exercise votes on behalf of that NewCo shareholder in a general meeting over more shares than are held by the NewCo shareholder, then each of the proxy forms will be invalid. Notwithstanding the foregoing, if more than one valid proxy form is received in respect of the same share (or shares) for use at the same meeting or poll, the one which is dated with the latest date will be treated as the valid form.
In the event Rule 14a-19 promulgated under the Exchange Act applies to NewCo and NewCo receives proxies for disqualified or withdrawn nominees for the NewCo Board, such votes for such disqualified or withdrawn nominees in the proxies will be treated as abstentions.
Any vote or demand for a poll made under the authority of a valid proxy will be valid unless written notice has been received by NewCo that (i) the person who appointed the proxy has died or is or unsound mind; (ii) the proxy form has been revoked; or (iii) the authority of the person who signed the proxy form for the NewCo shareholder has been revoked. Such written notice must be received before the deadline for when the proxy form should have been received to be valid for use.
NewCo shareholders do not have a right to cumulative voting.
Dividends and Other Distributions
Declaring and paying dividends – Under English law, before a company can lawfully make a distribution or dividend, it must first ensure it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for distribution are its accumulated realized profits (which have not been previously utilized by distribution or capitalization) less its accumulated realized losses (which have not been previously written off in a reduction or reorganization of capital duly made). This requirement applies to NewCo and to each of NewCo’s subsidiaries which has been (or will be) incorporated under English law. Dividends received by NewCo from its subsidiaries would contribute to its accumulated realized profits.
Further, NewCo is also subject to certain capital maintenance requirements to ensure the net worth of NewCo is at least equal to the amount of NewCo’s capital. As a public limited company, NewCo can only make a distribution: (i) if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and distributable reserves; and (ii) if and to the extent that the distribution itself, at the time that it is made, does not reduce the amount of NewCo’s net assets to less than that total.
Subject to the foregoing, NewCo shareholders can declare dividends in accordance with their rights by passing an ordinary resolution. No such dividend can exceed the amount recommended by the NewCo Board. The NewCo Board may pay the fixed or other dividends on the NewCo Ordinary Shares on the dates prescribed for the payment of those dividends. The NewCo Board may also, if the NewCo Board considers that the financial position of NewCo justifies such payment, pay interim dividends on the NewCo Ordinary Shares on any dates and for any periods which they decide. If the NewCo Board acts in good faith, it will not be liable for any loss that any NewCo shareholders may suffer because a lawful dividend has been paid on other shares which rank equally with or behind their shares, including the NewCo Ordinary Shares.
Amount – All dividends on the NewCo Ordinary Shares will be declared and paid in proportions based on the amounts paid up on such shares during any period for which the dividend is paid. NewCo may issue shares that rank prior to the NewCo Ordinary Shares in respect of payment of dividends.
Interest – Unless the rights attaching to the relevant shares or the terms of issue of the relevant shares state otherwise, no dividend or other sum payable by NewCo on or in respect of its shares carries a right to interest from NewCo. Dividends and other sums payable on or in respect of the NewCo Ordinary Shares will not bear interest.
Currency – Unless the rights attaching to or terms of issue of the relevant shares say otherwise, a dividend or any other money payable in respect of a share may be paid in whatever currency the NewCo Board decides. Dividends and other money payable in respect of the NewCo Ordinary Shares may be paid in any currency selected by the NewCo Board, although NewCo is expected to pay dividends and other distributions, if any, in U.S. dollars and South African rand. The NewCo Board may decide the rate of exchange for any currency conversions which may be required, as well as how any costs involved (in relation to the currency of any dividend) are to be met.
Amounts due on shares can be deducted from dividends – If a NewCo shareholder owes NewCo any money for calls on shares or money in any other way relating to its shares, the NewCo Board can deduct any of this money from any dividend or other money payable to the NewCo shareholder on or in respect of any share held by the NewCo shareholder. Money deducted in this way can be used to pay amounts owed to NewCo.
Dividend not in cash – If recommended by the NewCo Board, NewCo shareholders may, by ordinary resolution, direct and the directors can decide (without any shareholder approval requirement) that the payment of all or any part of the dividend be satisfied by the distribution of specific assets. The NewCo Board can also decide that the payment of all or any part of an interim dividend be satisfied by the distribution of specific assets. Where any difficulty arises in regard to the distribution, the NewCo Board may settle the same as it thinks fit.
Unclaimed dividends – Where any dividends or other amounts payable on a NewCo Ordinary Share have not been claimed, the NewCo Board can invest them or use them in any other way for NewCo’s benefit until they are claimed. NewCo will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for six years after being declared or becoming due for payment, it will be forfeited and go back to NewCo unless the NewCo Board decides otherwise.
Manner of payment – The NewCo Board may elect to pay dividends solely by means of electronic transfer to an account nominated in writing by the NewCo shareholder, or such other method as the NewCo Board deems appropriate and which method may be different for different NewCo shareholders or groups of NewCo shareholders. Amounts due to NewCo shareholders who provide no, or invalid, account details will be treated as unclaimed.
NewCo may cease sending dividend payments in respect of any shares if these payments have been returned undelivered to, or left uncashed by, the NewCo shareholder on at least two consecutive occasions or, if following one such occasion, reasonable inquiries have failed to establish a NewCo shareholder’s new address. NewCo must recommence sending payments for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

Once a dividend has been paid to a shareholder, NewCo’s obligation in respect of such dividend will be discharged and no person may bring a claim against NewCo in respect of such dividend.
Scrip Dividends
The NewCo Board can offer holders of the NewCo Ordinary Shares (excluding any shareholder holding shares as treasury shares) the right to choose to receive extra NewCo Ordinary Shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before they can do this, NewCo shareholders must have passed an ordinary resolution authorizing the NewCo Board to make this offer (in the case of both final and interim dividends).
The ordinary resolution can apply to some or all of a particular dividend or dividends, or it can apply to some or all of the dividends which may be declared or paid in a specified period. The specified period must not end later than the third anniversary of the date on which the ordinary resolution is passed.
Record Date
The NewCo Board may select a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before the date on which the dividend, distribution, allotment or issue is made or paid, including before any relevant resolution was passed.
Transferability
Any person whose Newco Ordinary Shares are held through DTC may transfer the beneficial interest in some or all of their Newco Ordinary Shares to another person through DTC although the legal title to such shares will remain with Cede & Co., as nominee for DTC.
Any NewCo shareholder holding shares in certificated form may transfer some or all of its certificated shares to another person by way of a written instrument of transfer in the usual standard form or in any other form approved by the NewCo Board. Any written instrument of transfer for certificated shares must be signed or made effective in some other way by, or on behalf of, the transferor and (in the case of a partly paid-up share) the transferee. The person transferring NewCo Ordinary Shares will continue to be treated as a NewCo shareholder until the shareholder register is updated to include the name of the person to whom the share is being transferred as the holder of that share.
As a matter of general principle, the NewCo Board may decline to register any transfer of the legal title to any share:
•	which is not a fully paid share;
•	where the transfer is not lodged at the registered office or such other place as the NewCo Board has appointed;
•	where the share transfer form is not properly stamped to show payment of any applicable stamp duty or certified or otherwise shown to the satisfaction of the NewCo Board to be exempt from stamp duty;
•
where the transfer is not accompanied by the share certificate to which it relates (unless the transfer is being made by a person to whom NewCo was not required to, and did not send, a certificate), or such other evidence as the NewCo Board may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

•	where the share transfer form is used to transfer more than one class of share;
•	where the number of joint holders to whom the share is to be transferred exceeds four;
•	in other circumstances set out in the uncertificated securities rules; and
•	in the case of shares held by an Identified Person or a Breaching Person (see “—Disclosure of interest in shares” and “—Takeover Code” below).
If the NewCo Board declines to register a transfer, it must give the transferee notice of the refusal to register the transfer together with its reasons for the refusal.

No Fee For Registration
No fee is payable to NewCo for transferring shares or registering changes relating to the ownership of shares.
Redemption and Cancellation; Conversion and Redesignation
Under English law, NewCo may redesignate or rename a class or description of its shares by way of ordinary resolution of the NewCo shareholders. NewCo may, by way of ordinary resolution of the NewCo shareholders, also redenominate its share capital into a different currency by converting shares with a fixed nominal value in one currency into a fixed nominal value in another currency. Following a redenomination of share capital, NewCo may also cancel part of its share capital by special resolution so as to round its post-redenomination share values to a more suitable value.
Subject to any rights attaching to existing shares, NewCo can issue shares which can be redeemed. This can include shares which can be redeemed if the holders want to do so, as well as shares which NewCo can insist on redeeming. The NewCo Board can decide on the terms and conditions and the manner of redemption of any redeemable share. These terms and conditions will apply to the relevant shares as if they were set out in the NewCo Articles.
Under English law, convertible securities are typically issued with limited rights upon issue and may, in accordance with their terms, be converted into securities “of a different description” (most often ordinary shares in the company). The conversion of the securities may be automatic upon occurrence of a particular event, or may be an exercisable right of the holder or issuer. Pursuant to the NewCo Articles, the NewCo Board is generally and unconditionally authorized to convert any security into shares in NewCo. NewCo may also convert any security into shares pursuant to an ordinary resolution.
Variation of rights
The rights attaching to any class of shares can be changed in a way provided by those rights or if no such provision is made, if the change is approved either in writing by NewCo shareholders representing at least three quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares. To every such separate class meeting the provisions of the NewCo Articles relating to general meetings will apply, except that (i) the quorum for any such meeting is one or more shareholders present in person or by proxy, and who together hold at least one third in amount of the issued shares of the class in question (excluding treasury shares) provided that where a shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorized to exercise voting rights; (ii) any NewCo shareholder who is present in person or by proxy and entitled to vote can demand a poll; and (iii) at an adjourned meeting, the quorum will be one person entitled to vote holding shares of the class in question (excluding treasury shares) or its proxy.
English law also confers a right of objection on NewCo shareholders who did not vote in favor of the variation – if NewCo shareholders representing 15 per cent. (15%) or more of the issued shares of the relevant class apply to court to cancel the variation, the variation will have no effect unless and until it is confirmed by the court. In such circumstances, the court may disallow the variation if it is satisfied, having regard to all the circumstances, that the variation would unfairly prejudice the shareholders of the class being represented by the applicant.
If new shares are created or issued which rank equally with, or subsequent to, any other existing shares, or if NewCo purchases or redeems any of its own shares or makes any other return of capital on any other class of shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.
Alteration to share capital
NewCo may, by way of ordinary resolution of its shareholders, consolidate all or any of its share capital into shares of larger amount per share than its existing shares, or sub-divide its shares or any of them into shares of smaller amount. Any resolution authorizing NewCo to subdivide any of its shares can provide that, as between the NewCo shareholders of the divided shares, different rights (including deferred rights) and restrictions of a kind which NewCo can apply to new shares can apply to different divided shares.

The U.K. Companies Act contains the procedural requirements for a reduction of capital. A reduction of capital must be approved by NewCo shareholders by special resolution, and must be approved by a court. The decision to approve the reduction is at the court’s discretion, and it will consider whether (i) the reduction is for a discernible purpose, (ii) all shareholders are treated equally, (iii) the reduction has been properly explained to NewCo shareholders and (iv) NewCo’s creditors are safeguarded. Subject to these requirements and to the requirements of the U.K. legislation, NewCo may reduce its share capital, its capital redemption reserve and any share premium amount in any way.
Following completion of the Reorganization, NewCo intends to undertake a capital reduction to create distributable reserves. See “Terms of the Reorganization and the Shareholders’ Meeting—The Capital Reduction”.
Untraced shareholders
NewCo is entitled to sell at the best price reasonably obtainable any share held by a NewCo shareholder, or any share to which a person is entitled by transmission of the title of such share if:
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for a period of 12 years, the shares have been in issue and at least three cash dividends have become payable (whether interim or final) but no such dividend has been cashed or otherwise satisfied by the transfer of funds to a bank account or through a relevant system by the shareholder or person concerned;

•	NewCo has, after the expiration of that period, sent a notice to the last known address NewCo has for the relevant shareholder stating that it intends to sell the shares; and
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NewCo has not, during such period and the further period of three months after sending the notice and prior to the sale of the NewCo share, received any communication from the shareholder or person concerned.

The net proceeds of sale (after payment of the costs of sale) will be forfeited by the relevant holder of, or person entitled by transmission to, the shares and will belong to NewCo and NewCo will not be liable in any respect, nor be required to account, for such proceeds to the former holder of the shares.
General meetings and notices
Under English law, NewCo is required to hold an annual general meeting of its shareholders within six months of the end of its fiscal year. NewCo shareholders may also request that NewCo convene a general meeting. If NewCo receives a request to hold a general meeting from a shareholder or shareholders representing at least 5 per cent. (5%) of the voting rights of NewCo (excluding any voting rights attached to treasury shares) then the NewCo Board must call, and give notice of, a general meeting within 21 days of receiving the request. The general meeting must then be held within 28 days of the notice being given.
An annual general meeting must be called by not less than 21 clear days’ notice (i.e. excluding the deemed date of receipt of the notice and the date of the meeting itself). All other general meetings may be called by not less than 14 clear days’ notice if: (a) NewCo offers an electronic voting facility; and (b) a special resolution reducing the notice period to not less than 14 days clear days has been passed by shareholders at the most recent annual general meeting or a general meeting held since the most recent annual general meeting. Notice of a meeting must be given to every shareholder and director of NewCo and NewCo’s auditors.
Under English law, shareholders holding 5 per cent. (5%) of the shares or at least 100 shareholders who hold an average (per shareholder) of paid up capital of at least £100 have the right to include resolutions in the notice for a NewCo annual general meeting provided the resolution may be properly moved at the annual general meeting. A resolution may be properly moved at a general meeting unless (i) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the NewCo Articles or otherwise), (ii) it is defamatory of any person or (iii) it is frivolous or vexatious.
The NewCo Articles impose requirements with respect to the content of any shareholder notice to either (i) request a general meeting for the purposes of proposing a resolution or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) the reasons for proposing such resolution or requesting such general meeting and matters relating to the identity of the relevant person requisitioning the resolution and certain associated persons (including those acting in concert), and their respective interests in NewCo, any arrangements between the requisitioning person and its associated persons or with any other person in connection with the proposed resolution and other information that may be required to be disclosed in (i) a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act or (ii) a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder.
Additionally, the NewCo Articles impose requirements as to when such notices must be delivered. The provisions require the person requisitioning a resolution to be put to an annual general meeting (other than a resolution to remove a director in accordance with the requirements of English law) to deliver any such request in writing to the registered office of NewCo, marked for the attention of “The Company Secretary”, not less than 90 nor more than 120 days before the day prior to the date of the first anniversary of the preceding year’s annual general meeting, provided, however, that in the event that the date of an annual general meeting is more than thirty calendar days before or more than sixty calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the relevant shareholder must be so delivered in writing not earlier than the close of business on the 120th calendar day prior to the scheduled date for such annual general meeting and not later than the close of business on the later of (i) the 90th calendar day prior to the scheduled date for such annual general meeting and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by NewCo. In no event will any adjournment or postponement of an annual general meeting or the announcement thereof commence a new time period for the delivery of a notice or request. In relation to the first annual general meeting of NewCo occurring after January 1, 2024, references to the anniversary date of the preceding year’s annual general meeting will be to May 15, 2023.
The NewCo Articles impose further requirements with respect to the content of a shareholder notice submitted by a NewCo shareholder nominating a director for election. The notice must include, among other things, information regarding any voting commitments or compensation arrangements of such nominee, as well as material relationships of the person requisitioning the resolution and/or certain associated persons and the nominee and any other information that may be required to be disclosed in connection with the election of such director pursuant to Regulation 14A under the Exchange Act. The above must be provided within the timeframes specified for requisitioning shareholder proposals.
If the person requisitioning a resolution fails to comply with the notice requirements set out in the Articles (which shall be determined by NewCo), NewCo will not be obliged to put the resolution to the annual general meeting (and such resolution may not be properly moved at the annual general meeting) or to call the general meeting.
An Identified Person or a Breaching Person (see “—Disclosure of interest in shares” and “—Takeover Code” below) will not be entitled to requisition that a resolution be put to an annual general meeting or to requisition that NewCo calls a general meeting.
If Rule 14a-19 promulgated under the Exchange Act applies to NewCo,
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for any shareholder nominating a person for appointment as director to the NewCo Board (and the beneficial owner, if any, on whose behalf the nomination is being made), such letter must include a representation that the shareholder giving notice and/or beneficial owner will, to the extent any proxies in support of director nominees other than NewCo’s nominees are solicited, (a) solicit proxies from holders of NewCo’s outstanding shares representing at least 67 per cent. (67%) of the voting power of shares entitled to vote on the election of directors, (b) include a statement to that effect in its proxy statement and/or the proxy form, (c) otherwise comply with Rule 14a-19 promulgated under the Exchange Act and (d) provide the secretary of NewCo not less than five days prior to the meeting or any adjournment, rescheduling or postponement thereof, with reasonable documentary evidence (as determined by the secretary of NewCo in good faith) that such shareholder and/or beneficial owner complied with such representations;

•
if a shareholder providing notice and/or beneficial owner that intends to solicit proxies in support of director nominees other than NewCo’s nominees no longer intends to solicit proxies in accordance with its representation pursuant to the above requirements, such shareholder and/or beneficial owner will inform NewCo of this change by delivering a writing to the secretary of NewCo no later than two business days after the occurrence of such change; and

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if a shareholder and/or beneficial owner providing such notice is not in compliance with such representations and the NewCo Articles, no action will be taken on such nomination and such nominee will be deemed disqualified, notwithstanding that proxies in respect of such nominee may have been received by NewCo.

Pursuant to the Newco Articles, if at a general meeting of NewCo, the number of directors approved to be appointed will exceed the maximum number of directors set out in the NewCo Articles, the first 20 directors approved to be appointed at the general meeting will be so appointed and no further directors will be appointed at such meeting.
A notice of meeting will specify: (i) the time, date and place of the meeting (including any satellite meeting place, identified as such in the notice); (ii) the general nature of the business to be dealt with; (iii) whether the meeting is an annual general meeting; and (iv) if any special resolutions have been proposed by the NewCo Board.
The quorum for a general meeting is at least one or more shareholders present in person or by proxy who together hold at least 25 per cent. (25%) of the issued shares (excluding any shares held as treasury shares), provided that where a shareholder is present at the meeting by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorized to exercise voting rights. The shareholders making up the quorum can be NewCo shareholders who are personally present or proxies for shareholders or a combination of both.
If the NewCo Board considers that it is impracticable or undesirable to hold a general meeting, whether generally or on the date or at the time or place, or otherwise considers it appropriate to change other arrangements in relation to a general meeting, it can move or postpone the meeting or change, cancel or introduce any electronic facility or make other changes in respect of the meeting (or do any of these things). If a meeting is rearranged in this way, proxy forms are valid if they are received as required by the NewCo Articles not less than 48 hours before the time of the rearranged meeting.
Annual accounts
Under English law, NewCo must deliver to the U.K. Registrar of Companies a copy of:
•	NewCo’s annual accounts;
•	the directors’ remuneration report;
•	the directors’ report;
•	a strategic report; and
•	the auditor’s report on those accounts, the auditable part of the directors’ remuneration report, the directors’ report and the strategic report.
The annual reports and accounts must be presented to shareholders at a general meeting. Copies of the annual accounts and reports must, unless a NewCo shareholder agrees to receive more limited information in accordance with the U.K. Companies Act, be sent to NewCo shareholders, debenture holders and everyone entitled to receive notice of general meetings at least 21 days before the date of the meeting at which copies of the documents are to be presented. English law allows NewCo to distribute such documents in electronic form or by means of a website, provided that the NewCo Articles contain provisions to that effect and individual consent has been obtained from each NewCo shareholder to receive such documents in electronic form or by means of a website. The NewCo Articles provide that such documents may be distributed in electronic form or by means of a website.
NewCo must appoint an independent auditor to report on the annual accounts of NewCo. The auditor is usually appointed by ordinary resolution at the general meeting of NewCo at which NewCo’s annual accounts are laid. The NewCo Board can also appoint auditors at any time to fill a casual vacancy.
The remuneration of an auditor is fixed by the NewCo shareholders by ordinary resolution or in a manner that the NewCo shareholders by ordinary resolution determine.
Squeeze-out
Under English law, where a takeover offer has been made for NewCo and the offeror has acquired or unconditionally contracted to acquire 90 per cent. (90%) or more in value of the shares to which the offer relates and 90 per cent. (90%) or more of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire, stating that it wishes to acquire, and is entitled to compulsorily acquire, the outstanding shares on the same terms as the general takeover offer.
A dissenting NewCo shareholder may then object to the transfer on the basis that the compulsory acquisition would constitute unfair prejudice (typically on the grounds that the offeror is not entitled to acquire shares or that the terms of acquisition should be different to those offered) by application to court within six weeks of the date on which notice of mandatory transfer was given. Absent any fraud or oppression, the court is unlikely to order that the mandatory acquisition will not take effect, although it may specify terms of the transfer that it finds to be appropriate.
Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to court to prevent such squeeze-out any time prior to the end of those six weeks. Following this period, the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to NewCo to hold in trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.
Sell-out
English law also gives outstanding minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of a target’s shares. A holder of shares to which the offer relates, and who has not otherwise accepted the offeror’s offer, may require the offeror to acquire its shares if, prior to the expiry of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire (i) 90 per cent. (90%) or more in value of the target’s shares, and (ii) 90 per cent. (90%) or more of the voting rights carried by those shares. The offeror must notify the outstanding minority shareholders of their sell-out right within one month of the above thresholds being met, and the outstanding minority shareholders then have three months from the end of the offer period (or, if later, from the date of the notice from the offeror) to exercise their sell-out rights. Should a shareholder exercise its right to be bought out, the offeror is required to acquire such shareholder’s shares on the terms of the general takeover offer or on such other terms as may be agreed.
Disclosure of interest in shares
Under English law, NewCo is empowered to give notice in writing to any person whom it knows or has reasonable cause to believe to have an interest in its shares, or to have had an interest at any time during the three years immediately preceding the date on which the notice is issued, requiring such person, within a reasonable period and in any event within 14 days, to disclose to NewCo particulars of the person’s interest and (so far as is within its knowledge) particulars of any other interest that subsists or subsisted in those shares.
Pursuant to the NewCo Articles, NewCo will have powers to impose restrictions on any person who defaults in supplying NewCo with the required particulars within the prescribed period (an “Identified Person”), including (i) restricting the Identified Person’s ability to attend, either personally or by proxy, a shareholders’ meeting, (ii) disregarding any votes cast or purported to be cast by or on behalf of such Identified Person (or any person acting in concert with them), (iii) restricting the ability of such Identified Person to requisition a resolution at an annual general meeting and/or to call a general meeting, (iv) withholding any dividends on any shares held by such Identified Person, and (v) refusing to register any transfer of shares held by such Identified Person or any person acting in concert with them (unless the NewCo directors are satisfied that the transfer is to an independent third party).
Moreover, pursuant to the NewCo Articles, where the Identified Person is not a shareholder, NewCo has the power to require the shareholder holding the shares in which the Identified Person is interested to transfer, at NewCo’s discretion, such shares to the Identified Person or to such other nominee as NewCo may determine in its sole discretion for nil consideration and on such other terms and conditions as NewCo may determine and NewCo is appointed as the shareholder’s attorney for this purpose. This provision does not apply to any NewCo Ordinary Shares that are held through DTC.

If NewCo decides to exercise any of the enforcement powers described above, it will send out a notice to the Identified Person notifying them of such and the exercise of such powers will not be effective until such notice has been delivered.
Disclosure of significant share ownership
Pursuant to the NewCo Articles and subject to certain exemptions, a person must notify NewCo in the event that the percentage of the voting rights in NewCo held by such person reaches, exceeds or falls below (i) 3 per cent. (3%), 4 per cent. (4%), 5 per cent. (5%) and (ii) each 1 per cent. (1%) threshold thereafter up to 100 per cent. (100%), whether as a result of an acquisition or disposal of shares or as a result of a change in voting rights attaching to the shares. The notification must be made within two days of the day on which the notification requirement arises.
Purchase of own shares
NewCo may purchase its own shares out of distributable profits or the proceeds of a fresh issue of shares made by it for the purposes of financing such purchase. However, NewCo may not purchase its own shares if, as a result of the purchase, there would no longer be any shares of NewCo left in issue other than redeemable shares and/or shares held as treasury shares. Shares must be fully paid in order to be repurchased.
NewCo will require shareholder authority in order to purchase its own shares, which will be periodically sought at each annual general meeting. Such shareholder authority must specify the maximum number of NewCo shares that may be repurchased pursuant to it and the minimum and maximum price that may be paid for such shares. In addition, NewCo may only purchase its own shares otherwise than on a recognized investment exchange if it does so pursuant to a contract authorized by an ordinary resolution of its shareholders before the purchase takes place. The shareholder authority will not be effective if any shareholder(s) from whom NewCo proposes to purchase its own shares votes on the resolution, and the resolution would not have passed if they had not so voted. The resolution authorizing the purchase must specify a date on which the authority to purchase will expire, such date not being later than five years after the passing of the relevant shareholder resolution.
If purchased out of distributable profits, any shares that have been repurchased may be held as treasury shares or, if not so held, must be canceled immediately upon the completion of the purchase, thereby reducing the amount of NewCo’s issued share capital. If purchased from the proceeds of a new issue of shares, they must be canceled immediately upon completion of the purchase.
Liquidation
The liquidation of an English company is a statutory process governed by the U.K. Insolvency Act 1986, where assets of the company are realized for the benefit of creditors or shareholders and the company is dissolved. Liquidation may be voluntary, where it is initiated by shareholders, or compulsory, where it is typically initiated by creditors and approved by the court.
There are two types of voluntary liquidation: a shareholders’ voluntary liquidation and a creditors’ voluntary liquidation. Each is instigated by a special resolution of the shareholders and cannot be initiated by creditors directly. The essential difference is that a shareholders’ voluntary liquidation applies to solvent companies and a creditors’ voluntary liquidation applies to insolvent companies. Accordingly, voluntary liquidation is not always an insolvency procedure.
If NewCo is in liquidation, NewCo’s liquidator may, amongst other things, divide among shareholders (excluding holders of treasury shares) in specie or in kind the whole or any part of NewCo’s assets (whether or not the assets consist of property of one kind or consist of properties of different kinds and the liquidator may for such purpose set such value as the liquidator deems fair upon any one or more class or classes of property and may determine how such division will be carried out as between the holders of NewCo Ordinary Shares or different classes of NewCo shareholders), or vest all or any part of such assets in trustees upon such trusts for the benefit of NewCo shareholders as the liquidator determines (and the liquidation of NewCo may thereby be closed and NewCo thereby dissolved), but no NewCo shareholder will be compelled to accept any shares or other assets upon which there is any liability or potential liability.
Upon a winding-up of NewCo, the holders of the NewCo Ordinary Shares will be entitled to the whole of any surplus assets remaining after NewCo’s liabilities have been satisfied and will share equally on a share for share basis in NewCo’s assets remaining for distribution to the holders of the NewCo Ordinary Shares.

Compromises and arrangements
Where NewCo and its creditors or shareholders or a class of either of them propose a compromise or arrangement between NewCo and its creditors or its shareholders or a class of either of them (as applicable), the High Court of Justice in England and Wales may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders (as applicable) to be called in such manner as the court may direct. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75 per cent. (75%) or more in value of the creditors or 75 per cent. (75%) or more of the voting rights of shareholders or class of either of them (as applicable), if sanctioned by the court, is binding upon NewCo and all the creditors, shareholders of the specific class of either of them (as applicable).
Whether the capital of NewCo is to be treated as being a single class or divided into multiple classes of shares is a matter to be determined by the court. The court may, in its discretion, treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the above shareholder approval taking into account all relevant circumstances, which may include certain circumstances other than the rights attached to the shares themselves.
Disclosure and Takeovers
Takeover Code
The Takeover Code aims to ensure fair treatment for all shareholders and to provide an orderly framework for takeover bids in the United Kingdom.
The Takeover Code, applies to, among other things, an offer for a public limited company which has its registered office in the United Kingdom and which is considered by the U.K. Takeover Panel (an independent body whose main functions are to administer the Takeover Code and regulate takeovers to which the Takeover Code applies) to have its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man. This is the “residency test”.
Under the Takeover Code, the U.K. Takeover Panel will determine whether NewCo has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at, in the first instance, whether a majority of the NewCo directors are resident in the United Kingdom, the Channel Islands or the Isle of Man. If a majority of the NewCo directors are so resident, then the “residency test” will normally be satisfied.
If at the time of a takeover offer, the U.K. Takeover Panel determines that the residency test is satisfied, NewCo would be subject to the jurisdiction of the Takeover Code which sets out a number of rules and restrictions, including the following:
•	NewCo’s ability to enter into deal protection arrangements with a bidder would be limited;
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NewCo might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out material acquisitions or disposals; and

•	NewCo would be obliged to provide equality of information to any competing offerors or bona fide potential offerors.
Following the Reorganization, NewCo expects a majority of its directors to be resident outside of the United Kingdom, the Channel Islands and the Isle of Man. Based on its current and intended plans for the NewCo Board and management, NewCo anticipates that the residency test will not be met under the Takeover Code and accordingly the Takeover Code should not apply to NewCo. However, it is possible that future changes in the NewCo Board’s composition, changes in the U.K. Takeover Panel’s interpretation of the Takeover Code, or other events may result in NewCo falling within the jurisdiction of the Takeover Code.
Notwithstanding that it is anticipated that the Takeover Code will not apply to NewCo following the Reorganization, the NewCo Articles incorporate a number of provisions based on provisions under the Takeover Code which provisions will apply for so long as the Takeover Code does not apply to NewCo, including the following.

Acquisitions of shares – When a person (other than a depositary, custodian or nominee) who, together with persons acting in concert with it, is interested in shares which:
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in the aggregate carry less than 30 per cent. (30%) of the voting rights of NewCo, such person may not acquire an interest which (taken together with shares in which such person or persons acting in concert with such person are interested) would carry 30 per cent. (30%) or more of the voting rights of NewCo; or

•	in the aggregate carry not less than 30 per cent. (30%) and not more than 50 per cent. (50%) of the voting rights in NewCo, such person may not acquire an interest in any other shares in NewCo, in each case, except in certain circumstances set out in the NewCo Articles, including in the case of an acquisition with the prior consent of NewCo.
Mandatory offers – If a person (other than a depositary, custodian or nominee):
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acquires an interest in NewCo’s shares that, when taken together with shares in which persons acting in concert with such person are interested, carry 30 per cent. (30%) or more of the voting rights of NewCo; or

•
is, together with persons acting in concert with such person, interested in shares that in the aggregate carry not less than 30 per cent. (30%) and not more than 50 per cent. (50%) of the voting rights in NewCo and acquires additional interests in shares that increase their voting rights in NewCo, that person would be required (except in certain circumstances set out in the NewCo Articles, including with the prior consent of NewCo) to make a cash offer (or an offer with a cash alternative) to the holders of all the issued (and to be issued) shares in NewCo at a price that is not less than the highest price paid for any interests in the shares acquired by the offeror or its concert parties during the preceding 12 months, and otherwise in accordance with the requirements for such an offer set out in the NewCo Articles.
Voluntary offers – Any voluntary offer for shares in NewCo will not be made on less favorable terms than the terms on which the offeror (or any person acting in concert with it) has acquired interests in shares in NewCo during the offer period, within the three month period prior to the commencement of the offer period, or at such earlier time if NewCo considers that there are circumstances which render such a course necessary in order to ensure that all shareholders, and other persons with an interest in NewCo’s shares, are treated equally.
The offer must be made in cash or with a cash alternative where:
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during the offer period and within the 12-month period prior to its commencement, the offeror (together with any person acting in concert with it) has acquired for cash an interest in shares which represents 10 per cent. (10%) or more of the shares of that class in issue, in which case the offer for that class will be in cash or accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with it for any interest in shares of that class acquired during the offer period and within 12 months prior to its commencement;

•
during the offer period, the offeror (together with any person acting in concert with it) acquires any interest in shares for cash, in which case the offer for that class will be in cash or accompanied by a cash alternative at not less than the highest price paid by the offeror or any person acting in concert with it for any interest in shares of that class acquired during the offer period; and/or

•
NewCo considers that there are circumstances which render a cash offer or cash alternative necessary in order to ensure that all shareholders, and other persons with an interest in NewCo’s shares, are treated equally.

Each of the above requirements may be disapplied with the consent of NewCo.
Where the offeror (or any person acting in concert with the offeror) has acquired an interest in 10 per cent. (10%) or more of any class of shares in NewCo in exchange for securities in the three month period prior to the commencement of and during the offer period, equivalent securities should be offered to all other holders of shares of that class under the offer, except in the case of prior consent of NewCo.
Any offer must be open for acceptance for a period of not less than 21 days and, if the offer becomes or is declared unconditional, the offer must remain open for not less than 14 days and the offeror must give at least 14 clear days’ notice before the offer is closed.

It must also be a condition of any offer which, if accepted in full, would result in the offeror holding shares carrying over 50 per cent. (50%) of the voting rights of NewCo, that the offer will not become or be declared unconditional as to acceptances unless the offeror has acquired or agreed to acquire shares carrying at least 50 per cent. (50%) of the voting rights, except in the case of prior consent of NewCo.
Save with the prior consent of NewCo, an offer must not be subject to any conditions or pre-conditions which depend solely on subjective judgements by the offeror or its directors or the fulfilment of which is in their hands and an offer must not be made subject to a condition or pre-condition relating to financing. Notwithstanding the foregoing, if an offer is for cash or includes a cash element and the offeror proposes to finance the cash consideration by an issue of new securities, the offer must be made subject to any condition required, as a matter of law or regulatory requirement, in order validly to issue such securities or to have them listed or admitted to trading.
Partial offers and tender offers –NewCo consent is required for any offer which would constitute a partial offer under the Takeover Code.
Disclosure requirements – The offeror must notify NewCo of any interest it (together with any person acting in concert with the offeror) holds in the shares of NewCo within two business days of any announcement that first identifies it as an offeror. If the offeror or any person acting in concert with the offeror deals in any interests in shares of NewCo during an offer period, it must notify NewCo of such dealing by no later than 12 p.m. (London time) on the business day following such dealing. For more information on disclosure requirements in connection with share ownership, see “Description of the NewCo Share Capital—Disclosure of significant share ownership”.
Non-compliance – Under the NewCo Articles, NewCo will have powers to impose restrictions on any person who fails to comply with the provisions described above relating to mandatory and voluntary offers or any person acting in concert with them (a “Breaching Person”), including (i) restricting the Breaching Person’s ability to attend, either personally or by proxy, a shareholders’ meeting, (ii) disregarding any votes cast or purported to be cast by or on behalf of such Breaching Person, (iii) restricting the ability of such Breaching Person to requisition a resolution at an annual general meeting and/or to call a general meeting, (iv) withholding any dividends on any shares held by such Breaching Person and (v) refusing to register any transfer of shares held by such Breaching Person (unless the NewCo directors are satisfied that the transfer is to an independent third party).
Moreover, where the Breaching Person is not a shareholder, NewCo has the power to require the shareholder holding the shares in which the Breaching Person are interested to transfer, at NewCo’s direction, such shares to the Breaching Person or to such other nominee as NewCo may determine in its sole discretion for nil consideration and on such other terms and conditions as NewCo may determine, and NewCo is appointed as the shareholder’s attorney for this purpose. This provision does not apply to any NewCo Ordinary Shares that are held through DTC.
The NewCo Articles do not include all of the protections provided by the Takeover Code.
The NewCo Articles include provisions that are intended to replicate certain provisions of the Takeover Code relating to takeover offers and related protections afforded to a company and its shareholders. In the absence of the jurisdiction of the U.K. Takeover Panel, the NewCo Articles specify that the provisions embedded therein are to be enforced by NewCo (as opposed to the U.K. Takeover Panel). NewCo may face challenges when enforcing certain of these provisions against beneficial owners holding their shares through DTC.
See “Risk Factors—Risks Related to the Reorganization and NewCo Ordinary Shares—The U.K. City Code on Takeovers and Mergers, or the Takeover Code, may apply to NewCo in the future”.
Exchange controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by NewCo, or that may affect the remittance of dividends, interest, or other payments by NewCo to non-resident holders of NewCo Ordinary Shares, other than withholding tax requirements. There is no limitation imposed by English law or in the NewCo Articles on the right of non-residents to hold or vote shares.
No sinking fund
The NewCo Ordinary Shares have no sinking fund provisions.

Jurisdiction
The NewCo Articles provide that:
•
any proceeding, suit or action (other than those arising under the Securities Act or the Exchange Act) between (i) a NewCo shareholder or a beneficial owner (in its capacity as such) and NewCo and/or NewCo’s directors arising out of or in connection with the NewCo Articles or otherwise, and/or (ii) to the fullest extent permitted by law, between NewCo and its directors (in their capacities as such or as employees of NewCo), including all claims made by or on behalf of NewCo against its directors, may only be brought in the courts of England and Wales;

•	the NewCo Articles are governed by the laws of England and Wales; and
•
unless NewCo by ordinary resolution consents to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any proceeding, suit or action arising under the Securities Act or the Exchange Act.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF AGA AND NEWCO
AGA is a company organized and existing under the laws of the Republic of South Africa. The AGA Ordinary Shares are listed on the JSE and the AGA ADSs are listed on the NYSE. AGA is also listed on the ASX, the A2X and the GhSE. NewCo is a company organized and existing under the laws of England and Wales. The NewCo Ordinary Shares will be listed on the NYSE. The NewCo Ordinary Shares will also be listed on the JSE, the A2X and the GhSE. The rights attaching to the NewCo Ordinary Shares will be governed by the NewCo Articles, which differ in material respects from the AGA MOI. The following is a summary of certain material differences between the rights of holders of NewCo Ordinary Shares and holders of AGA Ordinary Shares. These differences arise from differences between the U.K. Companies Act, and the South African Companies Act, as well as from differences between the respective governing documents of NewCo and AGA. This summary is not a complete description of the laws of the United Kingdom or of the Republic of South Africa, the NewCo Articles or the AGA MOI. For information on how to obtain the NewCo Articles and the AGA MOI, see “Where You Can Find More Information”. This summary should be read in conjunction with “Description of the NewCo Share Capital”.
Authorized Capital and Share Issuances
AGA	NewCo
As of May 18, 2023, AGA had an authorized share capital of 600,000,000 AGA Ordinary Shares of par value 25 South African cents, each of which entitles the holder, subject to any preferences, rights or other share terms of any class of shares in AGA ranking prior to the AGA Ordinary Shares:

• unless otherwise provided for in the AGA MOI, to one vote for every AGA Ordinary Share;

• to receive any distribution in accordance with the holder’s voting power;

• on a liquidation of AGA, to receive the net assets of AGA in accordance with the holder’s voting power;

• to all of the preferences, rights or other terms set out in the South African Companies Act or the AGA MOI;

• to any other rights at common law insofar as such rights are not inconsistent with the AGA MOI or the South African Companies Act.

As of December 31, 2022, 418,600,473 AGA Ordinary Shares were issued and fully-paid and not subject to further calls or assessment by AGA. The number of authorized but unissued AGA Ordinary Shares in the capital of AGA as of December 31, 2022 was 181,399,527.

The South African Companies Act provides that shares will no longer have a par or nominal value and hence no new shares having a nominal or par value may be authorized. However, any shares which have a nominal or par value authorized prior to May 1, 2011 continue

Under English law, subject to certain exceptions, the directors of a company generally require authority, either from the company’s articles of association or from an ordinary resolution of the company’s shareholders, to allot shares in the company or to grant rights to subscribe for or to convert any security into shares in the company. The authority must specify the maximum amount of shares that the directors may allot and when the authority expires, which must not be more than five years from (i) the date of adoption of the relevant articles of association, if the authority is contained in the articles or (ii)  the date of the relevant shareholder resolution, if the authority is granted by shareholder resolution. In either case, the authority will need to be renewed by the company’s shareholders on expiration (i.e. at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).

Pursuant to the NewCo Articles, the NewCo Board is authorized to allot shares in NewCo, and to grant rights to subscribe for or convert any security into shares in NewCo, up to a nominal amount of $[•], such authority to apply until the date that is five years after the date of incorporation of NewCo.

All NewCo Ordinary Shares have equal voting rights and are entitled to attend and vote at all general meetings of NewCo.

As of the date of this prospectus, NewCo’s issued share capital was one NewCo Ordinary Share with a nominal value of $1 each and 50,000 non-voting redeemable preference shares of £1 each, which non-voting redeemable preference shares will be redeemed in full prior to the Operative Date, in connection with the implementation of the

Authorized Capital and Share Issuances
AGA	NewCo
to have that nominal or par value and can be issued as such for so long as there are par value shares in AGA’s authorized, but unissued, share capital. Should AGA wish, it may also elect to convert its authorized par value shares to shares of no par value, subject to the relevant process and approvals contemplated in the South African Companies Act.

The AGA MOI does not limit, restrict or qualify the authority of the AGA Board to:

• increase or decrease the number of authorized shares of any class of shares;

• re-classify any shares that have been authorized but not issued;

• classify any unclassified shares that have been authorized but not issued; and/or

• determine the preferences, rights, limitations or other terms of any class of authorized shares or amend any preferences, rights, limitations or other terms so determined, subject to any requirements set out in the JSE Listings Requirements.

In terms of the JSE Listing Requirements:

• the creation of any class of shares;

• the variation of any preferences, rights, limitations and other terms attaching to any class of shares;

• the conversion of one class of shares into one or more other classes;

• an increase in the number of securities of a class;

• a consolidation of securities; and/or

• the sub-division of any securities,

will constitute an amendment to the AGA MOI, and must be approved by a special resolution of the AGA shareholders. In addition to the foregoing, if any amendment relates to the variation of any preferences, rights, limitations and other terms attaching to any class of shares already in issue, the amendment may not be implemented without the approval of a special resolution adopted by the holders of that class of shares.

Reorganization. No non-voting redeemable preference shares will be outstanding upon completion of the Reorganization.

If NewCo issues new shares this can be for a price which is at a premium to the nominal value.

Each NewCo Ordinary Share issued pursuant to the Reorganization will be issued fully paid, and will not be subject to any further calls or assessments by NewCo. There are no conversion rights or redemption provisions relating to any NewCo Ordinary Shares which will be delivered in connection with the Reorganization.

NewCo may, by way of ordinary resolution of its shareholders, consolidate all or any of its share capital into shares of larger amount per share than its existing shares, or sub-divide its shares or any of them into shares of smaller amount. Any resolution authorizing NewCo to subdivide any of its shares can provide that, as between the NewCo shareholders of the divided shares, different rights (including deferred rights) and restrictions of a kind which NewCo can apply to new shares can apply to different divided shares.

Authorized Capital and Share Issuances
AGA	NewCo
In terms of the South African Companies Act and the JSE Listings Requirements, AGA may only issue:

• shares that are fully paid up (subject to narrow exceptions);

• unissued shares to AGA shareholders of a particular class of shares, pro rata to the AGA shareholders’ existing shareholding, unless, in the determination of the AGA directors:

• any such shares are issued by AGA as consideration for the acquisition of an asset;

• a “specific issue for cash” is undertaken, being an issue of new shares on terms that are specifically approved by AGA shareholders for that particular issue, subject to the JSE Listings Requirements; or

• a “general issue for cash” is undertaken, being an issue of new shares on terms falling within a general prior authorization granted to the AGA Board by the AGA shareholders to issue up to a specified number of shares for cash (such authorization will be valid until AGA’s next annual general meeting, or for 15 months from the date of the authority being granted, whichever period is shorter). Such general issuances for cash are also subject to certain additional constraints in the JSE Listings Requirements, including, among other things, as to the extent of any discount offered.

Voting Rights
AGA	NewCo
Each AGA Ordinary Share confers upon the shareholders the right to vote at all general meetings, which vote will be decided by way of polling, unless the chairman of the meeting decides upon a vote by a show of hands, except that a polled vote must be held on a particular matter if a demand for such is made by:

• at least five persons having the right to vote on that matter, either as a shareholder or a proxy representing an AGA shareholder; or

• a person who is, or persons who together are, entitled, as a shareholder or proxy representing an AGA shareholder, to exercise at least 10 per cent. (10%) of the voting rights entitled to be voted on that matter.

By polling, any person who is present at the meeting, whether as an AGA shareholder or as a proxy for an AGA shareholder, has the number of votes determined in accordance with the voting rights associated with the securities held by that AGA shareholder. Should the chairman of the general meetings decide on a vote by a show of hands, any person who is present at the meeting, whether as an AGA shareholder or as proxy for an AGA shareholder, and entitled to exercise voting rights has one vote. A holder of AGA Ordinary Shares is entitled to appoint a proxy or proxies to attend, speak and vote at any meeting on his or her behalf and the proxy need not be an AGA shareholder.

In accordance with AGA’s form of proxy, a proxy who represents more than one AGA shareholder will only have one vote on a show of hands.

In the case of joint AGA shareholders, the vote of the senior AGA shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint AGA shareholder and for this purpose seniority is be determined by the order in which the names stand in the securities register or in the case of persons entitled to a security by transmission the order in which their names were given in the notice to AGA of the fact of the transmission.

There are no limitations on the right of non-South African AGA shareholders to hold or exercise voting rights attaching to any of the AGA Ordinary Shares.

Pursuant to the NewCo Articles, NewCo shareholders will be entitled to vote at a general meeting, whether on a show of hands or a poll. A resolution put to a vote at a general meeting held partly by means of an electronic facility will be decided by way of a vote on a poll unless the chairman of the meeting decides that it will be decided on a show of hands.

If a general meeting is not held by means of an electronic facility, a resolution put to the vote at any general meeting will be decided on a show of hands, unless a poll is demanded (in one of the manners set out below) when, or before, the chair of the meeting declares the result of the show of hands.

Pursuant to the NewCo Articles, a poll may be demanded by:

• the chair of the meeting;

• at least five persons at the meeting who are entitled to vote;

• one or more NewCo shareholders at the meeting who are entitled to vote (or their proxies) and who hold between them at least 10 per cent. (10%) of the total votes of all NewCo shareholders who have the right to vote at the meeting, provided that where a NewCo shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorized to exercise voting rights; or

• one or more NewCo shareholders at the meeting who are entitled to vote (or their proxies) and on which the total amount which has been paid up is at least 10 per cent. (10%) of the total sum paid up on all shares which give the right to vote at the meeting, provided that where a NewCo shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorized to exercise voting rights.

The chair of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

For so long as any NewCo shares are held in a settlement system operated by DTC any resolution put to the vote of a general meeting must be decided on a poll.

On a vote by way of a show of hands, each NewCo shareholder who is present at the general meeting in

Voting Rights
AGA	NewCo

person and each duly appointed proxy has one vote, except that if the proxy has been duly appointed by more than one NewCo shareholder entitled to vote and is instructed by one or more of those NewCo shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those NewCo shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way), the proxy will then have one vote for and one vote against the resolution.

On a vote on a resolution by way of a poll, each NewCo shareholder present in person or by proxy has one vote for every NewCo share of which it is the holder.

If more than one joint NewCo shareholder votes (including voting by proxy), the only vote that will count is the vote of the person whose name is listed before the other voters on NewCo’s register of shareholders in respect of the relevant shares.

If a NewCo shareholder appoints more than one proxy and gives those proxies the apparent right to exercise votes on behalf of that NewCo shareholder in a general meeting over more shares than are held by the NewCo shareholder, then each of the proxy forms will be invalid and none of the proxies so appointed will be entitled to attend, speak or vote at the general meeting. Without prejudice to the foregoing, if more than one valid proxy form is received in respect of the same share (or shares) for use at the same meeting or poll, the one which is received last (regardless of its date or the date on which it is signed) will be treated as the valid form. If it is not possible to determine the order of receipt, none of the forms will be treated as valid (save where the NewCo Board determines otherwise).

Any vote or demand for a poll made under the authority of a valid proxy will be valid unless written notice has been received by NewCo at the place specified by NewCo for the receipt of proxy forms not later than the last time at which a proxy form must be received to be valid that (i) the person who appointed the proxy has died or is of unsound mind; (ii) the proxy form has been revoked; or (iii) the authority of the person who signed the proxy form for the NewCo shareholder has been revoked. Such written notice must be received before the deadline for when the proxy form should have been received to be valid for use.

Voting Rights
AGA	NewCo

Under English law, a person who is neither a resident nor national of the United Kingdom may freely hold, vote and transfer NewCo Ordinary Shares in the same manner and under the same terms as a U.K. resident or national.

Cumulative Voting
AGA	NewCo
The AGA MOI does not provide for cumulative voting in respect of any of the classes of AGA’s shares.	NewCo shareholders do not have the right to cumulative voting.
Variation of Rights
AGA	NewCo
If any amendments are proposed to any preferences, rights, limitations or other terms of any class of AGA shares, such amendment is subject to the prior sanction of a resolution passed at a separate meeting of the shareholders of that class of shares in the same manner as a special resolution. Any amendment to the AGA MOI that alters the preferences, rights, limitations or other terms of any class of shares in any manner materially adverse to the rights or interests of holders of that class of shares entitles any holder of those shares to exercise its appraisal rights.

The AGA MOI specifies that the rights conferred upon AGA shareholders of any class are not, unless otherwise expressly provided by the conditions of issue of such shares, deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

The rights attaching to any class of NewCo shares can be changed in a way provided by those rights or if no such provision is made, if the change is approved either in writing by NewCo shareholders holding at least three quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares. To every such separate class meeting the provisions of the NewCo Articles relating to general meetings will apply, except that (i) the quorum for any such meeting is one or more NewCo shareholders present in person or by proxy, and who together hold at least one third in amount of the issued shares of the class in question (excluding treasury shares) provided that where a shareholder is present by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorized to exercise voting rights; (ii) any NewCo shareholder who is present in person or by proxy and entitled to vote can demand a poll; and (iii) at an adjourned meeting, the quorum will be one person entitled to vote holding shares of the class in question (excluding treasury shares) or its proxy.

English law also confers a right of objection on NewCo shareholders who did not vote in favor of the variation – if NewCo shareholders representing 15 per cent. (15%) or more of the issued shares of the relevant class apply to court to cancel the variation, the variation will have no effect unless and until it is confirmed by the court. In such circumstances, the court may disallow the variation if it is satisfied, having regard to all the circumstances, that the variation would unfairly prejudice the shareholders of the class being represented by the applicant.

If new NewCo shares are created or issued which rank equally with, or subsequent to, any other existing

Variation of Rights
AGA	NewCo

shares, or if NewCo purchases or redeems any of its own shares or makes any other return of capital on any other class of shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

Amendment of Governing Documents
AGA	NewCo
Under the South African Companies Act, AGA may amend the AGA MOI by way of a special resolution to amend it, that:

• is proposed by –

• the AGA Board; or

• the AGA shareholders who are entitled to exercise at least 10 per cent. (10%) of the voting rights that may be exercised on such resolution; and

• is adopted at an AGA shareholders’ meeting.

A resolution is a special resolution if it is supported by at least 75 per cent. (75%) of the voting rights exercised on the resolution.

Under English law, the NewCo Articles may only be amended by means of a special resolution of the NewCo shareholders. The NewCo Board is not authorized to change the NewCo Articles.

A shareholder special resolution is required to amend any provision of the NewCo Articles that is not “entrenched”. None of the provisions in the NewCo Articles are currently entrenched. If a provision is entrenched, the entrenched provision may only be amended or repealed if the stated conditions and/or procedures, which are more restrictive than those applicable in the case of a special resolution, have been met and complied with.

A special resolution voted on at a meeting by way of a show of hands is passed if it is voted for by not less than 75 per cent. (75%) of those who, being entitled to vote, do so in person or by proxy. A special resolution voted on at a meeting by way of a poll is passed by NewCo shareholders representing not less than 75 per cent. (75%) of the total NewCo shares voted by NewCo shareholders in person or by proxy.

Appraisal Rights / Dissenters’ Rights
AGA	NewCo
The South African Companies Act confers appraisal rights upon dissenting AGA shareholders. The relevant provision of the South African Companies Act applies in circumstances where AGA has given notice to AGA shareholders of a meeting to consider adopting a resolution to:

• amend the AGA MOI; or

• enter into a –

• transaction that disposes of all or the greater part of AGA’s assets or undertaking;

• proposal for amalgamation or merger; or

English law does not generally provide for “appraisal rights”.

However, English law provides that where: (i) a takeover offer is made for NewCo’s shares (other than via a scheme of arrangement); and (ii) following the offer, the offeror has acquired or contracted to acquire 90 per cent. (90%) or more in value of the shares to which the takeover offer relates, and 90 per cent. (90%) or more of the voting rights carried by the shares to which the offer relates, the offeror may require the other NewCo shareholders who did not accept its offer to transfer their shares to the offeror on the same terms as the offer. The offeror would do so by sending a notice to outstanding minority NewCo shareholders telling them that it will compulsorily acquire their shares. Such notice must be

Appraisal Rights / Dissenters’ Rights
AGA	NewCo
• proposal for a scheme of arrangement.

At any time before any of the abovementioned resolutions is voted on, a dissenting AGA shareholder may give AGA notice of a written objection to the resolution. An AGA shareholder may demand that AGA pay the AGA shareholder the fair value as at the Fair Value Determination Time for all of the shares of AGA held by that person if:

• the AGA shareholder –

• sent AGA a notice of objection; and

• where the AGA MOI is amended, holds shares that are materially and adversely affected by the amendment;

• AGA has adopted the resolution to amend the AGA MOI or to authorize it to enter into the significant transactions / proposals outlined above; and

• the AGA shareholder –

• voted against the resolution; and

• has complied with the procedural requirements of
section 164 of the South African Companies Act.

Further, under the South African Companies Act, every AGA shareholder or director may apply to court for relief from oppressive or prejudicial conduct or from abuse of separate juristic personality of AGA. This relief, as provided for in terms of section 163 of the South African Companies Act, applies in cases where:

• there has been any act or omission of AGA that unfairly disregards the interests of the applicant;

• the business of AGA is being conducted in an oppressive or unfairly prejudicial manner; or

• the powers of a director of AGA are being exercised in an oppressive or unfairly prejudicial manner.

The court may, with a view to ending the conduct complained of, make such orders as it deems fit. These may include orders which (inter alia) regulate the future conduct of AGA by amending the AGA MOI, requiring AGA to pay compensation to the aggrieved person or granting an order restraining the conduct complained of.

sent within three months of the last day on which the offer can be accepted in the prescribed manner.

A dissenting NewCo shareholder may then object to the transfer on the basis that the compulsory acquisition would constitute unfair prejudice (typically on the grounds that the offeror is not entitled to acquire shares or that the terms of acquisition should be different to those offered) by application to court within six weeks of the date on which notice of mandatory transfer was given. Absent any fraud or oppression, the court is unlikely to order that the mandatory acquisition will not take effect, although it may specify terms of the transfer that it finds to be appropriate.

The squeeze-out of the minority NewCo shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the outstanding minority NewCo shareholders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks, following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to NewCo, which NewCo would then hold on trust for outstanding minority NewCo shareholders. The consideration offered to the outstanding minority NewCo shareholders whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.

Further, English law also gives outstanding minority NewCo shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of NewCo’s shares. A holder of shares to which the offer relates, and who has not otherwise accepted the offeror’s offer, may require the offeror to acquire its shares if, prior to the expiry of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire (i) 90 per cent. (90%) or more in value of NewCo’s shares, and (ii) 90 per cent. (90%) or more of the voting rights carried by those shares. The offeror must notify the outstanding minority NewCo shareholders of their sell-out right within one month of the above thresholds being met, and the outstanding minority NewCo shareholders then have three months from the end of the offer period (or, if later, from the date of the notice from the offeror) to exercise their sell-out rights. Should a NewCo shareholder exercise its rights to be bought out, the offeror is required to acquire such NewCo shareholder’s shares on the terms of the general takeover offer or on such other terms as may be agreed.

Appraisal Rights / Dissenters’ Rights
AGA	NewCo
The South African Companies Act contains provisions relating to compulsory acquisitions and squeeze outs, which provide that if within four months following the date of an offer for the acquisition of AGA shares, the offer has been accepted by the holders of at least 90 per cent. (90%) of the AGA shares, other than any such AGA shares held by the offeror before the offer, a related or inter-related person, or persons acting in concert, or a nominee or subsidiary of any such person or persons, the offeror may acquire all remaining AGA shares. The offeror will be entitled, and bound, to acquire such remaining AGA shares on the same terms that applied to AGA shares whose holders accepted the original offer, if within two months thereafter, the offeror notifies (in the manner and form prescribed under the South African Companies Act) the holders of the remaining AGA shares: (i) that the offer has been accepted to that extent; and (ii) that the offeror desires to acquire all remaining AGA shares (such notice, the “Squeeze Out Notice”).

A person may, within 30 business days after receiving the Squeeze Out Notice, apply to a court for an order: (i) that the offeror is not entitled to acquire the applicant’s AGA shares; or (ii) imposing conditions of acquisition different from those of the original offer.

Further, the South African Companies Act gives minority AGA shareholders a right to be bought out in certain circumstances by an offeror if the offeror or a nominee or subsidiary of the offeror, or a related or inter-related person of any of them, individually or in aggregate hold at the completion of the offer, together with any other AGA shares already held by that person, or those persons in aggregate at the outset of the offer, at least 90 per cent. (90%) of the AGA shares. If this threshold is met, the offeror must notify the holders of the remaining AGA shares that the offer has been accepted. Within three months after receiving such notice, a person may demand that the offeror acquire all of the person’s AGA shares (“Compulsory Acquisition Demand”); and after receiving such Compulsory Acquisition Demand, the offeror is required to acquire the remaining AGA shares concerned on the same terms that applied to AGA shares whose holders accepted the original offer.

English law also permits the shareholders of a company (including minority shareholders) to bring certain claims in relation to the actual or proposed acts or omissions of NewCo which constitute the conduct of NewCo’s affairs in such a manner which is unfairly prejudicial to the petitioner’s interests as a shareholder. Such conduct includes, without limitation: (i) breaches of fiduciary duty/duties on the part of NewCo’s directors prejudicing the interests of shareholders; (ii) mismanagement which is serious having regard to the scale of financial loss arising and the frequency and duration of the relevant acts and omissions; and (iii) improper failures to pay dividends/payments of excessive remuneration. Following a successful unfair prejudice claim, the court may make such order as it thinks fit to remedy any unfair prejudice, including without limitation: (i) ordering the purchase/sale of the petitioner’s shares at a price and on terms to be determined by the court (i.e. buying out the petitioner); (ii) regulating the conduct of NewCo’s affairs for the future; and (iii) requiring NewCo to refrain from, or to carry out, an act, including amendments to its articles of association.

Appraisal Rights / Dissenters’ Rights
AGA	NewCo
The offeror must within six weeks (i) after the date on which the Squeeze Out Notice was given or, if an application to a court is pending, after the application has been disposed of, or (ii) after the date on which the Compulsory Acquisition Demand was received:

• in the case of a squeeze out, transmit a copy of the Squeeze Out Notice to AGA, together with an instrument of transfer, executed on behalf of the holder of the relevant AGA shares; or

• in the case of a squeeze out or a compulsory acquisition (as the case may be), pay or transfer to AGA the consideration representing the price payable by the offeror for the AGA shares concerned,

thereupon, subject to the payment of prescribed fees or duties, AGA must register the offeror as the holder of those AGA shares.

Pre-emptive Rights
AGA	NewCo
In general, and in accordance with the JSE Listings Requirements, if AGA is proposing to issue shares for cash, AGA must first offer those shares (unless the issue is (i) an issue of shares in consideration for, among other things, the acquisition of an asset or the acquisition of, or merger with, another company, or (ii) AGA has been authorized by its shareholders, by way of an ordinary resolution approved by 75 per cent. (75%) of the shareholders, to issue such shares) effected by way of rights offer, to the existing holders of AGA shares in proportion to their existing holdings. Only to the extent that such AGA shares are not taken up by holders of AGA shares under the offer, may they then be issued for cash to other persons or otherwise than in the proportion mentioned above.

English law generally provides shareholders with pre-emptive rights when new shares are issued for cash; however, it is possible for a company’s articles of association, or shareholders in a general meeting, to exclude pre-emptive rights. Such an exclusion of pre-emptive rights may only be for a maximum period of five years from (i) the date of adoption of the relevant articles of association, if the exclusion is contained in its articles or (ii) the date of the relevant shareholder resolution if the exclusion is by shareholder resolution. In either case, the exclusion will need to be renewed by the company’s shareholders on expiration (i.e. at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).

Pursuant to the NewCo Articles, the NewCo Board is authorized to exclude pre-emptive rights for a period of five years after the date of NewCo’s incorporation in respect of the allotment of NewCo equity securities (including NewCo Ordinary Shares) or the sale of NewCo Ordinary Shares held as treasury shares up to a maximum nominal amount of $[•]. This authorization under the NewCo Articles will be in addition to any power granted to the NewCo Board by NewCo’s shareholders by means of a special resolution.

Action by Written Consent of Shareholders
AGA	NewCo
Under the South African Companies Act, a resolution that could be voted on at a shareholders’ meeting may instead be:

• submitted for consideration to the shareholders entitled to exercise voting rights in respect of the resolution; and

• voted on in writing by the shareholders entitled to exercise voting rights in relation to the resolution, within 20 business days after the resolution was submitted.

However, any business of AGA that is required, in terms of the South African Companies Act or the AGA MOI (if applicable), to be conducted at an annual general meeting may not be conducted by the shareholders acting other than at a meeting. Examples of business that must be contemplated at an annual general meeting includes filling any vacancies of the AGA Board that may arise and appointing an auditor of AGA.

The AGA MOI provides that shareholder meetings that are called for the purpose of passing any resolution required in terms of the JSE Listings Requirements may not be held by means of a written resolution, as provided for in terms of section 60 of the South African Companies Act, unless permitted by the JSE Listings Requirements. In this regard, the JSE Listings Requirements provide that a resolution to: (i) change the name of AGA; (ii) approve an odd-lot offer; (iii) increase the authorized share capital of a company; or (iv) approve amendments to the AGA MOI, may be passed as a written resolution.
English law does not permit a public limited company to act by written consent of shareholders. All shareholder decisions must be taken at a general meeting.

Shareholders’ Meetings
AGA	NewCo
The AGA Board may convene a general meeting of AGA shareholders. The South African Companies Act states that a company must hold a shareholders’ meeting:

• at any time that the AGA Board is required to refer a decision to the AGA shareholders in terms of the South African Companies Act or the AGA MOI;

• to fill a vacancy on the AGA Board; or

• as otherwise required by the AGA MOI.

The AGA Board must call a shareholders’ meeting if one or more written and signed demands for such meeting are delivered, and:

• each demand describes the specific purpose of the proposed meeting; and

• in aggregate, demands for substantially the same purpose are made and signed by the holders of at least 10 per cent. (10%) of the voting rights entitled to be exercised in relation to the matter proposed to be considered at the meeting.

An AGA annual general meeting and a meeting of AGA shareholders may be called by giving 15 business days’ notice in writing of that shareholders’ meeting.

AGA must convene an annual general meeting of AGA shareholders once in every calendar year, but no more than 15 months after the date of the previous annual general meeting, or within an extended time allowed by the South African Companies Tribunal, on good cause shown. AGA must distribute the notice of the annual general meeting at least 15 business days before the date of the annual general meeting.

The AGA MOI provides that a quorum for a shareholders’ meeting consists of three shareholders that are present at the meeting and there are sufficient persons present at the meeting to exercise at least 25 per cent. (25%) of the voting rights that are capable of being exercised at that meeting. Further, a quorum must be established within 30 minutes (or such longer or shorter period as the chairman of the shareholders’ meeting may determine) before a shareholders’ meeting may be adjourned. A meeting:

• may be adjourned to either –

The NewCo Board may convene a general meeting of NewCo shareholders.

If the directors fail to call the general meeting requested by the NewCo shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the NewCo shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by NewCo.

Under English law, NewCo is required to hold an annual general meeting of its shareholders within six months of the end of its fiscal year. An annual general meeting must be called by not less than 21 clear days’ notice (i.e. excluding the deemed date of receipt of the notice and the date of the meeting itself). English law does not specify what business must be transacted at an annual general meeting, nor are there any restrictions on the business that can be transacted – however, an annual general meeting is usually the meeting that is used for matters which must be dealt with each financial year, such as re-election of directors, fixing the remuneration of auditors, and consideration of annual accounts, the directors’ report and the auditors’ report.

General meetings which are not annual general meetings may be called with not less than 14 clear days’ notice (i.e. excluding the deemed date of receipt of the notice and the date of the meeting itself) only if (i) NewCo offers an electronic voting facility and (ii) a special resolution reducing the notice period to not less than 14 days clear days has been passed by shareholders at NewCo’s most recent annual general meeting or a general meeting held since NewCo’s most recent annual general meeting. Otherwise, general meetings must be called with not less than 21 clear days’ notice.

Notice of meetings (including both general meetings and annual general meetings) must be given to every shareholder and director of NewCo and NewCo’s auditors. A notice of meeting will specify: (i) the time, date and place of the meeting (including any satellite meeting place, identified as such in the notice); (ii) the general nature of the business to be dealt with;

Shareholders’ Meetings
AGA	NewCo
 • a fixed time and place; or

 • until further notice,

as agreed at the meeting; and

• further notice must be given to the shareholders only if the meeting was adjourned until further notice.

A meeting may not be adjourned beyond the earlier of:

• the date that is 120 business days after the record date; and

• the date that is 60 business days after the date on which the adjournment occurred.

Subject to the South African Companies Act, at any AGA shareholders meeting a resolution put to the vote will be decided by way of polling, unless the chairman of the meeting decides upon a vote by a show of hands. An ordinary resolution must be passed by a simple majority of the AGA shareholders entitled to vote who are present at the meeting, personally or by proxy. A special resolution must be adopted with the support of at least 75 per cent. (75%) of the voting rights exercised on the resolution who are present at the meeting, personally or by proxy.

Certain actions may only be carried out if they have been approved by special resolution. This includes (but is not limited to) changes to the AGA MOI, the ratification of certain actions by AGA or the AGA directors in excess of their authority, the approval of certain issues of shares, securities or grant of rights, the approval of certain reacquisitions of shares, the approval of the voluntary winding up of the company, and the approval of any proposed fundamental transaction.

Certain resolutions required to be approved by an increased majority in terms of the JSE Listings Requirements must be approved by the same increased majority as a special resolution, including (but not limited to) granting authority to the AGA Board to repurchase securities, approving the removal of the listing of any securities (subject to certain exemptions), granting the authority to the AGA Board to issue securities for cash and approving incentive and compensation schemes.

(iii) whether the meeting is an annual general meeting; and (iv) if any special resolutions have been proposed by the NewCo Board.

Shareholders, their proxies and corporate representatives, and auditors have the right to attend and speak at a general meeting. The directors may make arrangements for simultaneous attendance and participation by electronic means (including the use of satellite meeting places) so as to allow persons who are entitled to attend and participate in a general meeting but who are not present together at the same place to attend, speak and vote at the general meeting.

The quorum for a general meeting is at least one or more NewCo shareholders present in person or by proxy who together hold at least 25 per cent. (25%) of the issued shares (excluding any shares held as treasury shares), provided that where a shareholder is present at the meeting by one or more proxies, each proxy will be treated as holding only the shares in respect of which it is authorized to exercise voting rights.

Before a general meeting starts to do business, there must be a quorum present. If a quorum is not present, a chair of the meeting can still be chosen and this will not be treated as part of the business of the meeting.

If a meeting is called by NewCo shareholders, it will be cancelled if a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour which the chair of the meeting can decide or if a quorum ceases to be present during a general meeting. Any other meeting will be adjourned to a day (being not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place or places and with such means of attendance and participation decided on by the chair of the meeting. One shareholder present in person or by proxy and entitled to vote will constitute a quorum at any adjourned meeting and any notice of an adjourned meeting will say this.

If the NewCo Board considers that it is impracticable or undesirable to hold a general meeting, whether generally or on the date or at the time or place stated in the notice calling the meeting, or otherwise considers it appropriate to change other arrangements in relation to a general meeting, it can move or postpone the meeting or change, cancel or introduce

Shareholders’ Meetings
AGA	NewCo

any electronic facility or make other changes in respect of the meeting (or do any of these things). If a meeting is rearranged in this way, proxy forms are valid if they are received as required by the NewCo Articles not less than 48 hours before the time of the rearranged meeting.

Resolutions are proposed as either ordinary or special resolutions.

An ordinary resolution voted on at a meeting by way of a show of hands is passed if it is voted for by a simple majority (more than 50 per cent. (50%) of the votes cast) of those who, being entitled to vote, do so in person or by proxy. An ordinary resolution voted on at a meeting by way of a poll is passed by NewCo shareholders representing a simple majority of the total NewCo shares voted by shareholders in person or by proxy.

A special resolution voted on at a meeting by way of a show of hands is passed if it is voted for by not less than 75 per cent. (75%) of those who, being entitled to vote, do so in person or by proxy. A special resolution voted on at a meeting by way of a poll is passed by NewCo shareholders representing not less than 75 per cent. (75%) of the total NewCo shares voted by shareholders in person or by proxy.

Certain actions may only be carried out if they have been approved by special resolution. This includes (but is not limited to) changes to the NewCo Articles, the disapplication of pre-emptive rights, and the re-registration of NewCo as a private company.

Shareholder Proposals
AGA	NewCo
The AGA Board must call a shareholders meeting if one or more written and signed demands for such a meeting are delivered to AGA, and:

• each such demand describes the specific purpose for which the meeting is proposed; and

• in aggregate, demands for substantially the same purpose are made and signed by the holders, as of the earliest time specified in any of those demands, of at least 10 per cent. (10%) of the voting rights entitled to be exercised in relation to the matter proposed to be considered at the meeting.

Under South African law, AGA shareholders have wide powers to propose a resolution. Any two AGA shareholders can propose a resolution concerning any matter in respect of which they are each entitled to exercise voting rights to be submitted for consideration. When proposing a resolution, the AGA shareholders can require the resolution to be submitted for consideration at a general meeting requisitioned by the AGA shareholders, or at the next general meeting, or by a written resolution without a meeting, provided that it is permissible for such resolution to be passed as a written resolution in terms of the JSE Listings Requirements.

A proposed resolution must be expressed with sufficient clarity and specificity and must be accompanied by sufficient information or explanatory material to enable shareholders to determine whether to participate in the meeting and how to vote. The notice of meeting to vote on certain corporate actions is included in a circular issued to shareholders, providing detailed information about the proposed resolution(s).

Under English law, if NewCo receives a request to call a general meeting from any NewCo shareholder(s) representing 5 per cent. (5%) or more of the total voting rights of NewCo (excluding any voting rights attached to treasury shares), then the NewCo Board must call, and give notice of, a general meeting within 21 days of receiving such request. The general meeting must be held within 28 days of the notice being given. The request may include the text of any resolution which is intended to be moved at the meeting, in which case the notice of the meeting and the business which may be dealt with at the meeting must and will include such resolution. A resolution may be properly be moved at a general meeting unless (i) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or NewCo’s constitution or otherwise), (ii) it is defamatory of any person or (iii) it is frivolous or vexatious.

Under English law, shareholders (holding 5 per cent. (5%) of the shares or at least 100 shareholders who hold an average (per shareholder) of paid up capital of at least £100) have the right to include resolutions in the notice for a NewCo annual general meeting provided the resolution may be properly moved at the annual general meeting. A resolution may be properly be moved at an annual general meeting unless (i) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or NewCo’s constitution or otherwise), (ii) it is defamatory of any person or (iii) it is frivolous or vexatious.

The NewCo Articles impose requirements with respect to the content of any shareholder notice to either (i) request a general meeting for the purposes of proposing a resolution or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) the reasons for proposing such resolution or requesting such general meeting and matters relating to the identity of the relevant person requisitioning the resolution and certain associated persons (including those acting in concert), and their respective interests in NewCo, any arrangements between the requisitioning person and its associated persons or with any other person in connection with the proposed resolution and other information that may be required to be disclosed in (i) a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act or (ii) a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a) if such a statement were required to be

Shareholder Proposals
AGA	NewCo

filed under the Exchange Act and the rules and regulations promulgated thereunder.

Additionally, the NewCo Articles impose requirements as to when such notices must be delivered. The provisions require the person requisitioning a resolution to be put to an annual general meeting (other than a resolution to remove a director in accordance with the requirements of English law) to deliver any such request in writing to the registered office of NewCo, marked for the attention of “The Company Secretary”, not less than 90 nor more than 120 days before the day prior to the date of the first anniversary of the preceding year’s annual general meeting, provided, however, that in the event that the date of an annual general meeting is more than thirty calendar days before or more than sixty calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the person requisitioning the resolution must be so delivered in writing not earlier than the close of business on the 120th calendar day prior to the scheduled date for such annual general meeting and not later than the close of business on the later of (i) the 90th calendar day prior to the scheduled date for such annual general meeting and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by NewCo. In no event will any adjournment or postponement of an annual general meeting or the announcement thereof commence a new time period for the delivery of a notice or request. In relation to the first annual general meeting of NewCo occurring after January 1, 2024, references to the anniversary date of the preceding year’s annual general meeting will be to May 15, 2023.

If a NewCo shareholder fails to comply with the notice requirements set out in the Articles, NewCo will not be obliged to put the resolution to the annual general meeting (and such resolution may not be properly moved at the annual general meeting) or to call the general meeting.

An Identified Person or a Breaching Person (see “—Disclosure of interest in shares” and “—Takeover Code” above) will not be entitled to requisition that a resolution be put to an annual general meeting or to requisition that NewCo calls a general meeting.

Election of Directors
AGA	NewCo
The AGA MOI requires AGA to have at least four directors, and sets the maximum number of directors at 20. The AGA shareholders elect the directors and are entitled to elect one or more alternate directors. In terms of the South African Companies Act, AGA shareholders have wide powers to propose shareholder resolutions and any two AGA shareholders can propose a resolution whereby a person is nominated for election to the AGA Board. The AGA MOI does not provide for the appointment of any person as an ex officio director. Further, there is no stipulation of any additional qualifications or eligibility requirements of directors, provided that:

• a person will be ineligible to serve as a director of a company if that person: (i) is a juristic person; (ii) is an unemancipated minor or is under legal disability; or (iii) does not satisfy a qualification set out in the company’s memorandum of incorporation (the AGA MOI does not prescribe any qualifications for directors);

• a person will be disqualified from being a director of a company if: (i) a court has prohibited that person from being a director or declared that person a delinquent director; (ii) the person is an unrehabilitated insolvent; (iii) the person is prohibited in terms of any public regulation to be a director of the company; (iv) the person has been removed from an office of trust, on the grounds of misconduct involving dishonesty; (v) the person has been convicted, in South Africa or elsewhere, and imprisoned without the option of a fine, or fined more than the prescribed amount, for theft, fraud, forgery, perjury or an offence:

• involving fraud, misrepresentation or dishonesty;

• in connection with the promotion, formation or management of a company; or

• under the South African Companies Act, the South African Insolvency Act, 1936, the South African Close Corporations Act, 1984, the South African Competition Act, 1998, the South African Financial Intelligence Centre Act, 2001, the South African Financial Markets Act, 2012, or Chapter 2 of the South African Prevention
and Combating of Corrupt Activities Act, 2004.

Under English law, public companies such as NewCo must have at least two directors, and at least one director must be a natural person – the NewCo Articles can however set out a higher minimum. English law does not prescribe a maximum number of directors, although the NewCo Articles can impose a maximum. The NewCo Articles provide that NewCo must have a minimum of four directors and a maximum of 20 directors (disregarding alternate directors).

Pursuant to the NewCo Articles, NewCo shareholders have the right to elect directors by ordinary resolution. Subject to the written approval of a majority of NewCo directors, the NewCo Board is also entitled to appoint directors, although such appointment must then be approved by NewCo’s shareholders by way of ordinary resolution at the next general meeting.

The NewCo Articles impose requirements with respect to the content of a shareholder notice submitted by a NewCo shareholder nominating a director for election (in addition to the requirements imposed generally to requisition a resolution at a shareholders meeting). The notice must include, among other things, information regarding any voting commitments or compensation arrangements of such nominee, as well as material relationships of the person requisitioning the resolution and/or certain associated persons and the nominee and any other information that may be required to be disclosed in connection with the election of such director pursuant to Regulation 14A under the Exchange Act. The above must be provided within the timeframes specified for requisitioning shareholder proposals.

If a NewCo shareholder fails to comply with the notice requirements set out in the Articles, NewCo will not be obliged to put the resolution for appointment of the nominee to the general meeting (and such resolution may not be properly moved at the annual general meeting).

If Rule 14a-19 promulgated under the Exchange Act applies to NewCo,

• for any shareholder nominating a person for appointment as director to the NewCo Board (and the beneficial owner, if any, on whose behalf the nomination is being made), such letter must include a representation that the shareholder giving notice and/or beneficial owner will, to the extent any

Election of Directors
AGA	NewCo
So long as the JSE Listings Requirements require, the AGA Board (through the nomination committee) should recommend the eligibility of directors, taking into account past performance and contributions.

At every annual general meeting, one third of the directors for the time being, or if their number is not a multiple of three, then the number nearest to, but not less than, one third must retire from office. The directors so to retire at every annual general meeting are those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire are (unless otherwise agreed) determined by lot, provided that notwithstanding anything in the AGA MOI:

• if at the date of any annual general meeting any director has held office for a period of 3 years since his last election or appointment, he must retire at such meeting either as one of the directors to retire in pursuance of the foregoing or additionally thereto;

• a director who intends to retire voluntarily at the meeting may be taken into account in determining the one third of the directors to retire at such meeting;

• the identity of the directors to retire at such annual general meeting is determined as at the date of the notice convening the meeting; and

• the length of time a director has been in office is computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting retains office until the close or adjournment of the meeting.

Retiring directors are eligible for re-election but no person, other than a director retiring at the meeting, is (unless recommended by the directors) eligible for election to the office of a director at any shareholders’ meeting.

proxies in support of director nominees other than NewCo’s nominees are solicited, (a) solicit proxies from holders of NewCo’s outstanding shares representing at least 67 per cent. (67%) of the voting power of shares entitled to vote on the election of directors, (b) include a statement to that effect in its proxy statement and/or the proxy form, (c) otherwise comply with Rule 14a-19 promulgated under the Exchange Act and (d) provide the Company Secretary not less than five days prior to the meeting or any adjournment, rescheduling or postponement thereof, with reasonable documentary evidence (as determined by the secretary of NewCo in good faith) that such shareholder and/or beneficial owner complied with such representations;

• if a shareholder providing notice and/or beneficial owner that intends to solicit proxies in support of director nominees other than NewCo’s nominees no longer intends to solicit proxies in accordance with its representation pursuant to the above requirements, such shareholder and/or beneficial owner will inform NewCo of this change by delivering a writing to the secretary of NewCo no later than two business days after the occurrence of such change; and

• if a shareholder and/or beneficial owner providing such notice is not in compliance with such representations and the NewCo Articles, no action will be taken on such nomination and such nominee will be deemed disqualified, notwithstanding that proxies in respect of such nominee may have been received by NewCo.

If at a general meeting of NewCo, the number of directors approved to be appointed will exceed the maximum number of directors set out in the NewCo Articles, the first 20 directors approved to be appointed at the general meeting will be so appointed and no further directors will be appointed at such meeting.

Election of Directors
AGA	NewCo

As a public company, NewCo may not appoint more than one person as a director by a single resolution at a general meeting of its shareholders, unless a resolution approving the motion has first been unanimously agreed by the meeting – this is intended to ensure the meeting is free to reject individual candidates, so the meeting cannot be presented with only the option of electing a team to the NewCo Board.

English law permits companies to provide for terms of different lengths for its directors. Any director’s employment agreement with a guaranteed term of more than two years must be subject to the prior approval of shareholders by way of ordinary resolution at a general meeting. Pursuant to the NewCo Articles, at every annual general meeting, all the directors at the date of the notice convening the annual general meeting will retire from office and may offer themselves for reappointment by the shareholders.

Under English law:

• a person may not be appointed as a director unless they are at least 16 years of age at the time the appointment takes effect;

• at least one director of each company must be a natural person;

• except with the leave of the court, a person is prohibited from acting as a director of a company if:

• the person is an undischarged bankrupt;

• a moratorium period under a debt relief order applies in relation to the person;

• a bankruptcy restrictions order or undertaking, or a debt relief restrictions order or undertaking, is in force in respect of the person; or

• the person is subject to an order made under section 429(2)(b) (disabilities on revocation of administration order against an individual) of the U.K. Insolvency Act 1986; and

Election of Directors
AGA	NewCo

• a court may or, in some cases, must make an order disqualifying a person from acting as a director, including without limitation:

• where they are convicted of an indictable offence (whether on indictment or summarily) in connection with the promotion, formation, management, liquidation or striking off of a company, with the receivership of a company's property or with their being an administrative receiver of a company;

• where it appears they have been persistently in default in relation to requirements for any return, account or other document to be filed with, delivered or sent, or notice of any matter to be given, to the U.K. Registrar of Companies; and

• where they have been convicted of a relevant foreign offence, including offences committed in connection with the promotion, formation or management of a company overseas which corresponds to an indictable offence under the law of England and Wales or Scotland.

The NewCo Articles impose requirements with respect to certain directors nominated for appointment or reappointment (as applicable) at each annual general meeting. Pursuant to the Newco Articles, the directors shall:

• at each annual general meeting during the period from the Operative Date until the date which is five years following such date, nominate for appointment or reappointment (as applicable) a minimum of two representatives from South Africa; and

• at each annual general meeting following expiry of the period referred to above, nominate for appointment or reappointment (as applicable) a minimum of one representative from South Africa.

Removal of Directors
AGA	NewCo
The AGA shareholders can remove a director by ordinary resolution adopted at a shareholders’ meeting by the persons entitled to exercise voting rights in an election of that director. Before the AGA shareholders may consider such resolution:

• the AGA director concerned must be given notice of the meeting and the resolution; and

• the AGA director must be afforded a reasonable opportunity to make a presentation, in person or through a representative, to the meeting before the resolution is put to a vote.

The AGA Board may resolve to remove a director if the AGA board has alleged that a director:

• has become ineligible or disqualified in terms of the South African Companies Act;

• has become incapacitated to the extent that the director is unable to perform the functions of a director, and is unlikely to regain that capacity within a reasonable time; or
• has neglected or been derelict in the performance of the functions of director.

The AGA MOI provides that a director will no longer act as a director of AGA if:

• he becomes prohibited or disqualified by the South African Companies Act from acting as an AGA director, ceases to be an AGA director by virtue of any provision of the South African Companies Act or is removed from office pursuant to the AGA MOI;

• he is absent from meetings of the AGA directors for 6 consecutive months without the permission of the AGA Board (whether or not an alternate director appointed by him attends) and the AGA directors have resolved that his office be vacated; or

• notice is given to terminate his contract of employment or engagement with AGA where he is in breach of such contract.

If an AGA director stops being a AGA director for any reason, that person will also automatically cease to be a member of any committee or sub-committee of the AGA Board.

Under English law, irrespective of any provisions in the NewCo Articles to the contrary, the NewCo shareholders may remove any of the NewCo directors without cause by ordinary resolution at a meeting, provided notice of the proposal is given to NewCo by the NewCo shareholder making such proposal at least 28 days prior to the general meeting at which such proposal is to be put to NewCo shareholders. A NewCo director subject to the procedure has the right to (i) make certain written representations as to why he should not be removed (which NewCo must then circulate to its shareholders) and (ii) be heard orally at the general meeting. Additionally, under the Articles, the NewCo shareholders may remove any of the NewCo directors without cause by special resolution at a meeting, in which case the aforementioned procedural requirements shall not apply.

Further, under the NewCo Articles, any NewCo director automatically stops being a director if:

• the NewCo director gives NewCo written notice of resignation and the resignation becomes effective;

• the NewCo director gives NewCo a written notice in which the NewCo director offers to resign, the NewCo Board decides to accept this offer and the resignation becomes effective;

• all of the other NewCo directors (who must comprise at least three people) pass a resolution or sign a written notice removing the NewCo director as a director;

• the NewCo director is or has been suffering from mental or physical ill health and the NewCo directors pass a resolution removing the NewCo director from office;

• the NewCo director has missed NewCo directors’ meetings (whether or not an alternate director appointed by the absent NewCo director attends those meetings) for a continuous period of six months without permission from the NewCo directors and the NewCo directors pass a resolution removing the NewCo director from office;

• a bankruptcy order is made against the NewCo director or the NewCo director makes any arrangement or composition with their creditors generally;

Removal of Directors
AGA	NewCo

• the NewCo director is prohibited from being a NewCo director under any statute (and any orders, regulations or other subordinate legislation made under it) applying to NewCo; or

• the NewCo director ceases to be a NewCo director under any statute (and any orders, regulations or other subordinate legislation made under it) applying to NewCo, or is removed from office under the NewCo Articles.

If a NewCo director stops being a NewCo director for any reason, that person will also automatically cease to be a member of any committee or sub-committee of the NewCo Board.

Filling of Vacancies
AGA	NewCo
The AGA MOI provides that the AGA Board may appoint any person who satisfies the requirements for the election as a director to fill any vacancy and serve as a director on a temporary basis until the vacancy is filled. If the number of directors falls below the minimum provided for in the AGA MOI, the remaining directors must, as soon as possible (but not later than three months from the date that the number of directors falls below the minimum), fill the vacancies or call a general meeting for that purpose.

It is required by the JSE Listings Requirements, that:

• the appointment of a director, to fill a casual vacancy or as an addition to the board, be confirmed by the shareholders at the next annual general meeting; and

• a failure by AGA to have the minimum number of directors prescribed in the AGA MOI during the aforesaid three-month period, does not limit or negate the authority of the AGA Board or invalidate anything done by the AGA Board or AGA. After the expiry of the three-month period, the remaining directors will only be permitted to act for the purpose of filling vacancies or calling general meetings of shareholders.

The AGA MOI provides that one-third of the directors must retire at each of AGA’s annual general meetings and that a retiring director will be eligible for re-election but no person, other than a director retiring at the meeting, will, unless recommended by the directors, be eligible for

The NewCo Articles provide that at the general meeting at which a director retires, NewCo shareholders can pass an ordinary resolution to re-appoint the director or to appoint some other eligible person in place of the director. The only people who can be appointed as directors at a general meeting are (i) the directors retiring at the meeting; (ii) anyone recommended by the directors; and (iii) anyone nominated by a shareholder in the manner prescribed in the NewCo Articles.

Further, pursuant to the NewCo Articles, the NewCo Board may also appoint directors so as to temporarily fill any vacancies on the NewCo Board, although such appointment must then be confirmed by NewCo shareholders at the next general meeting or annual general meeting.

The NewCo Articles provide that every annual general meeting all the directors at the date of the notice convening the annual general meeting must retire from office and may offer themselves for reappointment by the shareholders.

Filling of Vacancies
AGA	NewCo
election to the office of a director at any AGA shareholders meeting.
Board Meetings
AGA	NewCo
Pursuant to the South African Companies Act, unless the memorandum of incorporation of a company provides otherwise, a majority of the directors must be present at a meeting before a vote may be called at the meeting. The AGA MOI does not provide for any other quorum requirements for AGA Board meetings.

A majority of the votes cast on a resolution at an AGA Board meeting is sufficient to approve that resolution. If votes are equal, the chair will have a casting vote if the chair did not initially have or cast a vote.

Pursuant to the NewCo Articles, if no other quorum is fixed by the NewCo Board, the majority of the directors then appointed are a quorum for a NewCo Board meeting. If a director ceases to be a director at a NewCo Board meeting, that person can continue to be present and to act as a director and be counted in the quorum until the end of the meeting if no other director objects and if otherwise a quorum of directors would not be present.

Matters to be decided at a NewCo Board meeting will be decided by a majority of the votes cast. If votes are equal, the chair of the meeting has a second, casting vote.

Board Remuneration
AGA	NewCo
In accordance with the South African Companies Act, the AGA MOI provides that the directors are entitled to such remuneration for their services as directors as AGA shareholders may approve by special resolution in a general meeting or annual general meeting within the previous two years of the date of payment of such remuneration.

A director may be employed in any other capacity at AGA or as a director or employee of any AGA controlled subsidiary and, in such event, his or her appointment and remuneration in respect of such other office must be determined by a disinterested quorum of directors.

The directors and alternate directors may be paid all their reasonable traveling and other expenses, properly and necessarily incurred by them in and about the business of AGA, and in attending meetings of the directors or of the AGA Board or statutory committees, as may further be set out in the policies of the AGA Board.

If any director is required to perform extra services, to reside abroad or be specifically occupied about AGA’s business, he or she may be entitled to receive such remuneration as is determined by a disinterested quorum of directors, which may be either in addition to, or in substitution for, any other remuneration.

NewCo is required to put in place a directors’ remuneration policy containing details of the components of the remuneration payments that may be made to NewCo’s directors (executive and non-executive). NewCo must submit its directors’ remuneration policy to a binding shareholder vote every three years. Subject to the terms of the remuneration policy, the directors or any committee authorized by the directors may decide how much to pay each director by way of fees. See “AngloGold Ashanti (UK) Limited—Remuneration of Directors and Management of NewCo”.

NewCo can pay the reasonable travel, hotel and incidental expenses of each director incurred in attending and returning from general meetings, meetings of the directors or committees of the directors, or any other meetings which the director is entitled to attend as a director. NewCo will pay all other expenses properly and reasonably incurred by each director in connection with NewCo’s business or in the performance of their duties as directors.

Fiduciary Duties
AGA	NewCo
Under South African common law, directors are required to comply with certain fiduciary obligations that they owe to AGA and to exercise proper skill and diligence in discharging their responsibilities. In this regard, an AGA director owes to AGA a fiduciary duty to exercise his or her powers in what he or she honestly believes is in the best interest of AGA. Such fiduciary duties include:

• to act in good faith;

• to exercise his or her powers for a proper purpose;

• not to fetter his or her discretion;

• to avoid conflicts of interest;

• not to use corporate property, information or opportunities for personal profit;

• to exercise care and skill; and

• to disclose or account for secret profits.

In addition to these common law duties, directors of South African companies are required to comply with section 76 of the South African Companies Act which regulates the standards of directors’ conduct. In terms of this section, a director must:

• not use the position of director, or any information obtained whilst acting as such to gain any advantage or knowingly cause harm to the company; and

• communicate to the AGA Board at the earliest opportunity any information that comes to the director’s attention unless the director reasonably believes that the information is immaterial to the company or generally available to the public or unless the director is bound not to disclose that information by legal or ethical confidentiality.

Further, a director must exercise the powers and functions of a director:

• in good faith and for proper purpose;

• in the best interest of the company; and

• with the degree of care, skill and diligence that may reasonably be expected of a person carrying

English law imposes certain obligations on NewCo’s directors. In addition to certain common law and equitable principles, there are statutory directors’ duties owed to the company, including seven codified duties as follows:

• to act in a way they consider, in good faith, would be most likely to promote the success of NewCo for the benefit of the NewCo shareholders as a whole;

• to act in accordance with the NewCo Articles and exercise powers only for the purposes for which they are conferred;

• to exercise independent judgment;

• to exercise reasonable care, skill and diligence – this requirement is assessed both subjectively (i.e. was the director’s conduct that of a reasonably diligent person who possesses the knowledge and experience of that particular director) and objectively (i.e. was the director’s conduct that of a reasonably diligent person possessing the knowledge and experience that a director holding that position should possess);

• to act bona fide in what they consider is in the interests of the company as a whole, bearing in mind a number of different matters;

• not to accept benefits from third parties that are conferred by reason of them being, or doing or not doing anything, as a director; and

• to declare an interest in a proposed transaction with the company.

Fiduciary Duties
AGA	NewCo
out the same functions in relation to the company as those carried on by the director and having the general knowledge, skill and expertise of that director.
Dividends
AGA	NewCo
The holders of AGA Ordinary Shares are entitled to receive any distribution in accordance with the AGA shareholders’ voting power. Under South African law, AGA must not make any proposed distribution unless:

• the distribution –

• is pursuant to an existing legal obligation of AGA, or a court order; or

• the AGA Board, by resolution, has authorized
the distribution;

• it reasonably appears that AGA will satisfy a statutory solvency and liquidity test immediately after completing the proposed distribution; and

• the AGA Board, by resolution, has acknowledged that is has applied the statutory solvency and liquidity test, and reasonably concluded that AGA will satisfy the solvency and liquidity test immediately after completing the proposed distribution.

Once the AGA Board has authorized the distribution, the dividend must be paid within 120 business days after the AGA Board has acknowledged that AGA will satisfy the solvency and liquidity test. If the 120 business day period lapses, and AGA has not yet paid the dividend to AGA shareholders, the AGA Board must reconsider the solvency and liquidity test with respect to the remaining dividend to be paid. AGA cannot pay the dividend to AGA shareholders unless the AGA Board passes another resolution.

The AGA MOI states that any distribution, interest or other sum payable in cash to an AGA shareholder of a security may be paid by cheque or warrant sent through the post, addressed to the AGA shareholder at his registered address, or addressed to such person and at such address as the AGA shareholder may direct in writing, or by electronic funds transfer into the bank account nominated by the AGA shareholder. The directors may make such regulation as they may think fit in regard to the payment of distributions to AGA

Under English law, before NewCo can lawfully make a distribution or dividend, it must first ensure it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that NewCo’s profits available for distribution are its accumulated realized profits (which have not been previously utilized by distribution or capitalization) less its accumulated realized losses (which have not been previously written off in a reduction or reorganization of capital duly made). Dividends received by NewCo from its subsidiaries would contribute to its accumulated realized profits.

Further, NewCo is also subject to certain capital maintenance requirements to ensure the net worth of NewCo is at least equal to the amount of NewCo’s capital. As a public limited company, NewCo can only make a distribution: (i) if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and distributable reserves; and (ii) if and to the extent that the distribution itself, at the time that it is made, does not reduce the amount of NewCo’s net assets to less than that total.

Pursuant to the NewCo Articles, NewCo shareholders can declare dividends in accordance with the rights of the NewCo shareholders by passing an ordinary resolution. No such dividend can exceed the amount recommended by the NewCo Board. If the directors consider that the financial position of NewCo justifies such payments, they may pay the fixed or other dividends on any class of shares (including the NewCo Ordinary Shares) on the dates prescribed for the payment of those dividends, and may also pay interim dividends on shares of any class (including the NewCo Ordinary Shares) on any dates and for any periods which they decide. If the directors act in good faith, they will not be liable for any loss that any NewCo shareholders may suffer because a lawful dividend has been paid on their shares (including the NewCo Ordinary Shares) which rank equally with or behind their shares.

Dividends
AGA	NewCo
shareholders who have their address outside of South Africa. Any payments to AGA shareholders whose registered address is outside South Africa, or who have given written instruction requesting payment at an address outside South Africa, may be paid in such currency other than the currency of South Africa as may be stipulated by the AGA Board. The AGA Board may also stipulate the date upon which the currency of South Africa will be converted into such other currency.

Any distribution for example, paying a dividend, regarding shares that have been issued but are held in trust:

• must be paid or credited by AGA to the subscriber, if the instrument has become negotiable by AGA or the subscriber has fulfilled its obligations under the agreement; or

• can be credited against the remaining value at the time of any services which are still to be performed by the subscriber, any future payment which is due or the benefits which are still to be received by AGA.

Unless the rights attaching to the relevant shares or the terms of issue of the relevant shares state otherwise, no dividend or other sum payable by AGA on or in respect of its shares carries a right to interest from AGA. Dividends and other sums payable on or in respect of the AGA Ordinary Shares do not bear interest.

The South African Companies Act provides for three forms of distributions:

• AGA transferring its money or other property, other than its own shares, to or for the benefit of one or more AGA shareholders or to the holder of a beneficial interest in shares of AGA or another company within the AGA Group (for example, paying a dividend to a shareholder);

• AGA incurring a debt or obligation for the benefit of a shareholder of AGA or of another company within the AGA Group; and

• AGA’s forgiveness or waiver of a debt or obligation owed to it by one or more shareholders of AGA or of another company within the AGA
Group.

The NewCo Board may elect to pay dividends solely by means of electronic transfer to an account with a bank or other financial institution named in a written instruction from the shareholder entitled to receive the payment, or such other method as requested in writing by the shareholder (or all joint shareholders) and agreed with NewCo, and which method may be different for different shareholders or groups of shareholders. Amounts due to shareholders who do not specify the details necessary in order to make payment of such amounts to them will be treated as unclaimed.

The NewCo Board may select a date as the record date by reference to which a dividend will be paid or a distribution, allotment or issue made, and that date may be before the date on which the dividend, distribution, allotment or issue is to be paid or made, including before any relevant resolution was passed.

All dividends on the NewCo Ordinary Shares will be declared and paid in proportions based on the amounts paid up on such shares during any period for which the dividend is paid. NewCo may issue shares that rank prior to the NewCo Ordinary Shares in respect of payment of dividends.

Unless the rights attaching to the relevant shares or the terms of issue of the relevant shares state otherwise, no dividend or other sum payable by NewCo on or in respect of its shares carries a right to interest from NewCo. Dividends and other sums payable on or in respect of the NewCo Ordinary Shares will not bear interest.

Unless the rights attaching to or terms of issue of the relevant shares say otherwise, a dividend or any other money payable in respect of a share may be paid in whatever currency the NewCo Board decides. Dividends and other money payable in respect of the NewCo Ordinary Shares may be paid in any currency selected by the NewCo Board, although NewCo is expected to pay dividends and other distributions, if any, in U.S. dollars and South African rand. The NewCo Board may decide the rate of exchange for any currency conversions which may be required, as well as how any costs involved (in relation to the currency of any dividend) are to be met.

If a NewCo shareholder owes NewCo any money for calls on shares or money in any other way relating to their shares, the NewCo Board can deduct any of this money from any dividend or other money payable to

Dividends
AGA	NewCo
As a company incorporated and registered in the Republic of South Africa with its primary listing on the JSE, AGA is required to declare dividends in South African rands. Dividends are paid in South African rands, Australian dollars, Ghanaian cedis and British pounds. Registered holders of AGA ADSs are paid dividends in United States dollars by The Bank of New York Mellon as Depositary, in accordance with the Deposit Agreement.

All dividends remaining unclaimed for a period of not less than three years from the date on which they became payable, may, by a resolution of the directors, become forfeited for the benefit of AGA.

The South African Companies Act provides that the AGA Board may, by resolution, approve the issuing of any authorized shares of AGA, as capitalization shares, on a pro rata basis to the AGA shareholders. When resolving to award a capitalization share, the AGA Board may at the same time resolve to permit any AGA shareholder entitled to receive such an award to elect instead to receive a cash payment, at a value determined by the AGA Board. The AGA Board may not resolve to offer a cash payment in lieu of awarding a capitalization share, unless the AGA Board:

• has considered the solvency and liquidity test on the assumption that every such AGA shareholder would elect to receive cash; and

• is satisfied that AGA would satisfy the solvency and liquidity test immediately upon the completion of the distribution.

the NewCo shareholder on or in respect of any share held by the NewCo shareholder. Money deducted in this way can be used to pay amounts owed to NewCo.

Where any dividends or other amounts payable on a NewCo Ordinary Share have not been claimed, the NewCo Board can invest them or use them in any other way for NewCo’s benefit until they are claimed. NewCo will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for six years after being declared or becoming due for payment, it will be forfeited and go back to NewCo unless the NewCo Board decides otherwise.

NewCo shareholders may, upon the recommendation of the NewCo Board and by ordinary resolution, direct and the directors can decide (without any shareholder approval requirement) that the payment of all or any part of an interim dividend be satisfied by the distribution of specific assets and, where any difficulty arises in regard to the distribution, the NewCo Board may settle the same as they think fit.

Once a dividend has been paid to a shareholder, NewCo’s obligation in respect of such dividend will be discharged and no person may bring a claim against NewCo in respect of such dividend.

The NewCo Board can offer holders of the NewCo Ordinary Shares (excluding any shareholder holding shares as treasury shares) the right to choose to receive extra NewCo Ordinary Shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before the NewCo Board can do this, the NewCo shareholders must have passed an ordinary resolution authorizing the NewCo Board to make this offer. The ordinary resolution can apply to some or all of a particular dividend or dividends or it can apply to some or all of the dividends, which may be declared or paid in a specified period. The specified period must not end later than the third anniversary of the date on which the ordinary resolution is passed.

Liquidation
AGA	NewCo
The liquidation of a South African company is governed by two statutes, (i) the Companies Act No. 61 of 1973, which act has been repealed save for certain provisions, including the provisions insofar as it relates to liquidations, which are retained pursuant to schedule 5 of the South African Companies Act, and (ii) the South African Companies Act itself. Both statutes deal with the liquidation of companies whereby the assets of the liquidated company are realized for the benefit of creditors or shareholders and the company is dissolved.

A liquidation may be voluntary, where it is initiated by shareholders, or compulsory, where it is typically initiated by creditors and approved by the court.

There are two types of voluntary liquidation under South African law: a shareholders’ voluntary liquidation and a creditors’ voluntary liquidation. Each is instigated by a special resolution of the shareholders, but a shareholders’ voluntary liquidation applies to solvent companies, whereas a creditors’ voluntary liquidation applies to insolvent companies.

Compulsory liquidation under South African law occurs when a company is either factually insolvent or commercially insolvent (i.e., where the company, by its conduct, is deemed to be commercially insolvent) or where it would be just and equitable to wind up the company.

Several consequences flow from a company being placed into liquidation, including (i) the creation of a concursus creditorum (where the creditors’ position is crystallized, together with their ranking in the liquidated company’s estate); (ii) the directors being functus officio (meaning they are no longer empowered or authorized to run the company, while the liquidator is appointed to take control, and pending the liquidator’s appointment, the Master of the High Court is tasked with the control of the company); (iii) all litigation against the company being suspended and (iv) employee contracts being suspended pending a decision of the liquidator to either terminate or retain certain employees (on an ad hoc basis).

The liquidation of an English company is a statutory process governed by the U.K. Insolvency Act 1986, where assets of the company are realized for the benefit of creditors or shareholders and the company is dissolved. Liquidation may be voluntary, where it is initiated by shareholders, or compulsory, where it is typically initiated by creditors and approved by the court.

There are two types of voluntary liquidation under English law: a shareholders’ voluntary liquidation and a creditors’ voluntary liquidation. Each is instigated by a special resolution of the shareholders and cannot be initiated by creditors directly. The essential difference is that a shareholders’ voluntary liquidation applies to solvent companies and a creditors’ voluntary liquidation applies to insolvent companies. Accordingly, voluntary liquidation is not always an insolvency procedure under English law.

If NewCo is in liquidation, NewCo’s liquidator may, amongst other things, divide among shareholders (excluding holders of treasury shares) in specie or in kind the whole or any part of NewCo’s assets (whether or not the assets consist of property of one kind or consist of properties of different kinds and the liquidator may for such purpose set such value as the liquidator deems fair upon any one or more class or classes of property and may determine how such division will be carried out as between the holders of NewCo Ordinary Shares or different classes of NewCo shareholders), or vest all or any part of such assets in trustees upon such trusts for the benefit of NewCo shareholders as the liquidator determines (and the liquidation of NewCo may thereby be closed and NewCo thereby dissolved), but no NewCo shareholder will be compelled to accept any shares or other assets upon which there is any liability or potential liability.

Upon a winding-up of NewCo, the holders of the NewCo Ordinary Shares will be entitled to the whole of any surplus assets remaining after NewCo’s liabilities have been satisfied and will share equally on a share for share basis in NewCo’s assets remaining for distribution to the holders of the NewCo Ordinary Shares.

Repurchase of Share Capital
AGA	NewCo
The South African Companies Act provides that AGA may repurchase its shares subject to the following requirements:

• the AGA Board determines that AGA acquire its own shares;

• the decision to repurchase satisfies the requirements of a distribution;

• if AGA is repurchasing shares from a director of AGA or prescribed officer of AGA (or a related person), a decision of the AGA Board to repurchase the shares must be approved by a special resolution of the AGA shareholders;

• if the repurchase, either considered alone or in conjunction with other transactions in an integrated series of transactions, involves the acquisition of AGA of more than five per cent. (5%) of AGA’s issued shares of any particular class, then the provisions of the South African Companies Act which govern schemes of arrangement, and other Affected Transactions, must be complied with; and

• if the repurchaser is a subsidiary acquiring shares in its holding company, it must comply with the following:

• the subsidiary may not hold more than 10 per cent. (10%), in aggregate, of the number of the issued shares of any class of shares in its holding company; and

• no voting rights attached to those shares may be exercised while the shares are held by the subsidiary, and it remains a subsidiary of the company whose shares it holds.

A repurchase by JSE listed companies must be approved by a special resolution of the AGA shareholders, unless it is a pro rata repurchase from all AGA shareholders.

The repurchase of shares must: (i) be on terms that are approved by shareholders in a general meeting convened in respect of that particular repurchase (specific repurchase authority), which will be valid until such time as the approval is amended or revoked by a special resolution; or (ii) be generally approved by shareholders by the giving of a renewable mandate, which will be valid until the company’s next annual

NewCo may purchase its own shares out of distributable profits or the proceeds of a fresh issue of shares made by it for the purposes of financing such purchase. However, NewCo may not purchase its own shares if, as a result of the purchase, there would no longer be any shares of NewCo left in issue other than redeemable shares and/or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

NewCo will require shareholder authority in order to purchase its own shares, which will be periodically sought at each annual general meeting. Such shareholder authority must specify the maximum number of NewCo shares that may be repurchased pursuant to it and the minimum and maximum price that may be paid for such shares. Additionally, NewCo may only purchase its own shares otherwise than on a recognized investment exchange (none of the NYSE, JSE, A2X or GhSE is a recognized investment exchange) if it does so pursuant to a contract authorized by an ordinary resolution of its shareholders before the purchase takes place. The shareholder authority will not be effective if any NewCo shareholder(s) from whom NewCo proposes to purchase its own shares votes on the resolution, and the resolution would not have passed if they had not so voted. The resolution authorizing the purchase must specify a date on which the authority to purchase will expire, such date not being later than five years after the passing of the relevant shareholder resolution. Any shares that have been repurchased may be held as treasury shares if the repurchase was made out of distributable profits, or, if not so held, must be cancelled immediately upon the completion of the purchase, thereby reducing the amount of NewCo’s issued share capital.

Repurchase of Share Capital
AGA	NewCo
general meeting or for 15 months from the date of the resolution, whichever period is shorter, to the directors of the company to repurchase its shares subject to the requirements of the JSE and to any other restrictions set out in the mandate (general repurchase authority). The general repurchase by a company of its own shares may not, in the aggregate in any one financial year, exceed 20 per cent. (20%) of that company’s issued share capital of that class.

AGA may not, however, acquire its own shares if, as a result, there would no longer be any shares of AGA in issue other than:

• shares held by one or more subsidiaries of AGA; or

• convertible or redeemable shares.

Reduction of Share Capital
AGA	NewCo
AGA is authorized to issue the shares specified in the AGA MOI and all such shares are required to be issued as fully paid up in accordance with the applicable approval and/or other requirements of the South African Companies Act and the JSE Listings Requirements.

The directors are authorized, subject to any requirements of the JSE Listings Requirements, the South African Companies Act and the AGA MOI, to increase or decrease the number of authorized shares of any class of shares, reclassify any shares that have been authorized but not issued, classify any unclassified shares that have been authorized but not issued, and determine the preferences, rights, limitations or other terms of any class of authorized shares or amend any preferences, rights, limitations or other terms as determined. However, such capital amendments require an amendment to be made to the AGA MOI. The South African Companies Act and the JSE Listings Requirements currently do not allow the AGA MOI to be amended to give effect to such capital amendments without the approval of holders of AGA Ordinary Shares by special resolution.

Pursuant to South African company law, South African companies are no longer required to observe capital maintenance requirements such as procedural requirements to effect a reduction of capital. Instead, South African companies must apply a solvency and liquidity test as prerequisite to effect, among other things, all distributions (e.g., dividends, the acquisition

The U.K. Companies Act contains the procedural requirements for a reduction of capital. The reduction of capital must be approved by NewCo shareholders by special resolution, and must be approved by a court. The decision to approve the reduction is at the court’s discretion, and it will consider whether (i) the reduction is for a discernible purpose, (ii) the reduction is fair and equitable to shareholders, (iii) necessary formalities have been complied with and the reasons for and implications of the reduction has been properly explained to NewCo shareholders and (iv) NewCo’s creditors are adequately safeguarded. Subject to these and certain other requirements under English law, NewCo may reduce its share capital, its capital redemption reserve and any share premium amount.

Reduction of Share Capital
AGA	NewCo
by the company of its shares, etc.); and the provision of financial assistance (e.g., the provision of financial assistance for the subscription of securities, and the provision of loans or other financial assistance to directors or related and inter-related companies).

Limitation of Directors’ Liability / Indemnification of Officers and Directors
AGA	NewCo
The South African Companies Act regulates the liability of directors and prescribed officers. Specifically, a director of AGA may be held liable for breaching:

• his fiduciary duties;

• the South African Companies Act; or

• the AGA MOI.

The South African Companies Act provides that any provision of an agreement, the AGA MOI or the rules of AGA, or a resolution adopted by the AGA Board, or an ordinary or special resolution adopted by the AGA Shareholders (whether express or implied) is void to the extent that it directly or indirectly purports to:

• relieve a director of –

• declaring his financial interest or the prescribed standards of directors’ conduct; or

• liability for breaching –

• fiduciary duties;

• the South African Companies Act; or

• the AGA MOI.

The prohibition described above will not be construed as prohibiting a company from indemnifying a director in respect of any liability incurred by that person in defending any proceedings against them (in their capacity as director), in which judgment is given in their favor or in which they are acquitted or in respect of any such proceedings which are abandoned.

The AGA MOI provides that, subject to the South African Companies Act, AGA will indemnify its directors, prescribed officers, secretaries, the members of its board committees and the members of its audit committee (collectively, “Relevant Officers”) against

English law does not permit NewCo to exempt any director from any liability arising from negligence, default, breach of duty or breach of trust in relation to NewCo, but NewCo is permitted to purchase and maintain insurance for its directors in this respect (see below). NewCo’s shareholders can ratify a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to NewCo. In general, such ratification must be authorized by an ordinary resolution of NewCo’s shareholders.

Subject to certain exceptions, English law does not permit NewCo to indemnify its directors against liability in connection with any negligence, default, breach of duty or breach of trust by them in relation to NewCo. These limited exceptions allow NewCo to:

• purchase and maintain insurance for its directors and officers (and directors of an “associated company” – i.e. a company that is a parent, subsidiary or sister company of NewCo) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to NewCo or the associated company. Director and officer insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, director and officer insurance usually will not cover damages awarded in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences, or other excluded matters such as environmental liabilities. In relation to these matters, director and officer insurance generally only covers defence costs, subject to the obligation of the director or officer to repay the costs if any allegation of criminality, dishonesty or intentional malfeasance is later on admitted or found to be true;

• provide a qualifying third party indemnity provision (a “QTPIP”) which permits NewCo to indemnify its directors (and directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of NewCo)) in

Limitation of Directors’ Liability / Indemnification of Officers and Directors
AGA	NewCo
all costs, charges, losses, expenses and liability that they may incur or attaching to them in connection with (i) any negligence, default, breach of duty or breach of trust by such Relevant Officers in relation to AGA (or any member of the AGA Group) other than any liability to AGA (or any member of the AGA Group); and (ii) other liability incurred by or attaching to them in relation to or in connection with their duties, powers or office, including in connection with the activities of AGA if they are trustees of an occupational pension scheme. The South African Companies Act states that AGA cannot, however, indemnify a director including any former director, alternate director, prescribed officer, or any person who is a member of a committee of the board of such company or the audit committee of such company (each a “director” for the purposes of section 78 of the South African Companies Act), in respect of any liability for any loss, damages or costs sustained by AGA as a direct or indirect consequence of:

• the director having acted in the name of AGA, signed anything on behalf of AGA, or purported to bind AGA or authorize the taking of any action by or on behalf of AGA, despite knowing that he or she lacked the authority to do so;

• the director having acquiesced in the carrying on of AGA's business despite knowing that it was being conducted recklessly, with gross negligence, with intent to defraud any person or for any fraudulent purposes;

• the director having been a party to an act or omission by AGA despite knowing that the act or omission was calculated to defraud a creditor, employee or shareholder of AGA, or had another fraudulent purpose;

• willful misconduct or willful breach of trust on the part of the director; or

• a fine that may be imposed on a director of AGA, or on a director of a related company, as a consequence of that director having been convicted of an offence, unless the conviction was based on strict liability or a fine imposed as a result of being convicted for an offence unless the conviction was based on strict liability.

A South African company may claim restitution from any director for any money paid directly or indirectly respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for: (i) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by NewCo itself or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies. NewCo can therefore indemnify directors against certain third-party actions such as class actions or actions following mergers or acquisitions or share issues;

• loan funds to a director to meet expenditure incurred in defending civil and criminal proceedings against him or her (even if the action is brought by NewCo itself), or expenditure incurred applying for certain specified relief, but subject to the requirement for the director or officer to reimburse NewCo if the defense is unsuccessful; and

• provide a qualifying pension scheme indemnity provision (a “QPSIP”). A QPSIP permits NewCo to indemnify a director of a company (whether NewCo or an associated company) which is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustee of the scheme, except for: (i) legal costs of an unsuccessful defence in relation to criminal proceedings; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies.

Under the NewCo Articles, subject to the U.K. Companies Act, NewCo may do any or both of the following:

• indemnify any director or former director of NewCo or of any associated company against any liability; and

• purchase and maintain insurance against any liability for any director or former director of NewCo or of any associated company.
A director or former director of NewCo or of any associated company will not be accountable to NewCo or the associated company for any benefit provided pursuant to the NewCo Articles. Anyone receiving such a benefit will not be disqualified from being or becoming a director of NewCo.

Limitation of Directors’ Liability / Indemnification of Officers and Directors
AGA	NewCo
by the company to or on behalf of such director in any manner inconsistent with the South African Companies Act.

AGA can indemnify or advance expenses to a director defending litigation proceedings brought against the director arising out of his service to AGA and can also purchase insurance to protect the director and AGA itself against any liability or expenses for which AGA is permitted by law to indemnify the director. The director can, in his personal capacity, purchase insurance for any indemnifiable event.

Section 77 of the South African Companies Act allows a court to grant relief to any director or prescribed officer, other than for willful misconduct or willful breach of trust, if it appears to the court that the person concerned is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but has acted honestly and reasonably, or having regard to all the circumstances of the case, including those connected with the appointment of the director, it would be fair to excuse the director.

In addition to the provisions in the NewCo Articles concerning the indemnification of its directors, it is common to set out the terms of any QTPIP and any QPSIP in the form of a deed of indemnity between NewCo and the relevant director which indemnifies the director against claims brought by third parties to the fullest extent permitted under English law. NewCo expects to enter into new deeds of indemnity with its directors in due course. NewCo shareholders are entitled under English law to request and inspect copies of qualifying indemnity provisions.

Shareholder Votes on Certain Reorganizations
AGA	NewCo
Under the South African Companies Act, AGA may amend the AGA MOI (including any amendment as may be required for AGA to be recategorized as a different category of company (e.g. from a public company to a private company)), if a special resolution to amend it:

• is proposed by –

• the AGA Board; or

• shareholders entitled to exercise at least 10 per cent. (10%) of the voting rights that may be exercised on such resolution; and

• is adopted at a shareholders’ meeting.

The South African Companies Act requires, amongst other things, the following additional matters also to be resolved by way of a special resolution:

• the change of name of AGA;

• authorization of the AGA Board to grant financial assistance;

English law requires, among other things, the following matters to be resolved by way of a special resolution of NewCo’s shareholders: (i) amendments to the NewCo Articles; (ii) any change of company name; (iii) certain amendments to NewCo’s share capital; (iv) any conversion of NewCo from one type of company or legal form to another (e.g. from a public company to a private company); (v) any decision by NewCo for NewCo to be wound up by the court; (vi) certain share buybacks and capital reductions, and (vii) the disapplication of pre-emptive rights.

Where NewCo and its creditors or shareholders or a class of either of them propose a compromise or arrangement between NewCo and its creditors or its shareholders or a class of either of them (as applicable), the High Court of Justice in England and Wales may order a meeting of the creditors or class of creditors or of the NewCo shareholders or class of NewCo shareholders (as applicable) to be called in such manner as the court may direct. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75 per cent. (75%) or more in value of the creditors or 75 per cent. (75%) or more of the voting rights of NewCo shareholders or class of either of them (as applicable),

Shareholder Votes on Certain Reorganizations
AGA	NewCo
• approval of a decision of the AGA Board for the re-acquisition of shares;

• approval of the remuneration of the directors;

• approval of a fundamental transaction (i.e. disposals of major assets, mergers and amalgamations and schemes of arrangement); and

• a decision to wind-up AGA.

Under the South African Companies Act, the board, or a liquidator, of a company may propose an arrangement to compromise the financial obligations of the company with all of its creditors or a particular class of its creditors. Any proposal made by a company to compromise its financial obligations must be adopted by 75 per cent. (75%) of the creditors or 75 per cent. (75%) of the applicable class of creditors, as the case may be. If the proposal is adopted by the requisite majority of the creditors, the company may apply to court for an order approving the proposal and any order so issued by the court will be final and binding on all of the company’s creditors or its creditors within the applicable class of its creditors.

Under the South African Companies Act, the board of a company may resolve that the company voluntarily commences business rescue proceedings and the board may place the company under supervision, if the board has reasonable grounds to believe that: (i) the company is financially distressed; and (ii) there appears to the board that there is a reasonable prospect of rescuing the company. If the board adopts and files a resolution to initiate business rescue proceedings in respect of the company, the company must notify all affected persons and must appoint a business rescue practitioner to supervise its business. Any shareholder, creditor or trade union representing employees of the company or the employees of the company who are not represented by a trade union (each an “Affected Person”) may apply to a court for an order setting aside the resolution adopted by the board on the grounds that: (i) there is no reasonable basis for believing that the company is financially distressed; (ii) there is no reasonable prospect of rescuing the company; or (iii) the company has failed to satisfy the procedural requirements to commence business rescue proceedings, as set out in the South African Companies Act. If the board fails to adopt a resolution to commence business rescue proceedings, an Affected Person may make an application to court to grant an if sanctioned by the court, is binding upon NewCo and all the creditors, NewCo shareholders or members of the specific class of either of them (as applicable). Whether the capital of NewCo is to be treated as being a single class or divided into multiple classes of shares is a matter to be determined by the court. The court may, in its discretion, treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the above NewCo shareholder approval taking into account all relevant circumstances, which may include certain circumstances other than the rights attached to the shares themselves.

Shareholder Votes on Certain Reorganizations
AGA	NewCo
order to commence business recuse proceedings in respect of the company.
Certain Provisions Relating to Business Combinations
AGA	NewCo
The JSE Listings Requirements categorize the transactions of JSE-listed companies by comparing the size of the transaction relative to the market capitalization of AGA, expressed as a percentage ratio. If the percentage ratio is 30 per cent. (30%) or more, AGA must issue a circular, complying with the category 1 transaction requirements, to AGA shareholders calling a general meeting of AGA shareholders to approve the transaction and any agreement effecting the transaction must be conditional upon such approval. If the percentage ratio is 5 per cent. (5%) or more but less than 30 per cent. (30%) of the market capitalization, a so-called category 2 notice must be issued to shareholders setting out certain prescribed information. If the percentage ratio is 30 per cent. (30%) or more or if the total consideration is not subject to any maximum, a so-called category 1 notice must be issued to shareholders setting out certain prescribed information. An acquisition by a listed company of a business, an unlisted company or assets where any percentage ratio is 100 per cent. (100%) or more, or which would result in a fundamental change in the business or in a change of the board of directors or voting control of a listed company, the transaction will qualify as a reverse takeover requiring a pre-listing statement to be issued to AGA shareholders.

The South African Takeover Regulations (as contemplated in the South African Companies Act Regulations, 2011) (the “South African Takeover Regulations”) apply in respect of an Affected Transaction or an offer involving a profit company or its securities, if the company is a:

• public company;

• state-owned company; or

• private company if –

• the percentage of the issued securities of the company have been transferred (other than to related or inter-related persons), within a period of 24 months immediately before the date of a particular affected transaction or if the offer exceeds 10 per cent. (10%) of the issued securities; or

Under the U.K. Companies Act, NewCo does not need the approval of shareholders to acquire another company.

Under English law, if another company proposes to acquire NewCo, the requirement for the NewCo shareholder approval depends on the method of acquisition.

In addition to a typical contractual offer made by the bidder to the target’s shareholders for the target’s shares, a takeover (i.e. the acquisition of one company by another) of an English public limited company such as NewCo may also be carried out by a statutory scheme of arrangement (under Part 26 of the U.K. Companies Act) between the target and its shareholders. Part 26 schemes of arrangement are sometimes also used in certain types of compromises with creditors, amalgamations and capital reorganizations (see “—Shareholder Votes on Certain Reorganizations”). In the context of an acquisition or takeover, such arrangements require the approval of: (i) a majority in number of target shareholders, representing 75 per cent. (75%) or more in value of the share capital held by the shareholders or each applicable class of shareholders present and voting in person or by proxy at a special meeting convened by order of the court; and (ii) the English court. Generally, target shares held by or on behalf of the bidder would be treated as a separate class. This separate class arrangement does not however apply to a takeover offer conducted other than via a scheme of arrangement, such as a contractual takeover offer.

Once approved, sanctioned and effective, all shareholders and creditors of the relevant class are bound by the terms of a scheme, and a dissenting shareholder would not have appraisal rights. Certain other specific requirements apply to schemes of reconstruction or amalgamation which are treated as mergers or divisions for the purposes of the U.K. Companies Act. For a scheme to be treated as a merger or division under the U.K. Companies Act, substantially the same persons must hold the shares of the old and the new companies (i.e. the two companies must have “mirror registers”) and the scheme company must be a company formed under the U.K. Companies Act.

Certain Provisions Relating to Business Combinations
AGA	NewCo
• the AGA MOI expressly provides that the company and its securities are subject to the
South African Takeover Regulations;

For purposes of the foregoing, an “Affected Transaction” is:

• a transaction (or series of transactions) amounting to the disposal of all, or the greater part of, the assets or undertaking of the a regulated company (namely, a company to which the South African Takeover Regulations apply);

• an amalgamation or merger if it involves at least one regulated company;

• a scheme of arrangement between a regulated company and its shareholders;

• the acquisition of, or announced intention to acquire, a beneficial interest in any voting securities of a regulated company;

• the announced intention to acquire a beneficial interest in the remaining voting securities of a regulated company not already held by a person or persons acting in concert;

• a mandatory offer. A mandatory offer is triggered in circumstances where a person, as a result of an acquisition, together with any other securities of the company already held by the person, is able to exercise at least 35 per cent. (35%) of all of the voting rights attached to the securities of the company; or

• a compulsory acquisition.

Depending on the size of the merger, an acquisition of control of a South African entity may require a filing with the South African Anti-trust authorities and be subject to their approval.

The South African Companies Act provides that an offeror must:

• comply with all reporting or approval requirements, whether set out in the South African Companies Act or in the South African Takeover Regulations (except to the extent that the South African Takeover Regulation Panel has granted the person an exemption from any such requirement); and

Under English law, a shareholder vote is not generally required to approve the sale, lease or exchange of all or substantially all of a company’s assets.
NewCo is not subject to the jurisdiction of the U.K. Takeover Code. However, NewCo has voluntarily incorporated certain provisions of the U.K. Takeover Code into the NewCo Articles (which provisions will apply for so long as the U.K. Takeover Code does not apply to NewCo) such that the following requirements will apply in the context of a takeover offer.

Save for in certain circumstances permitted by the NewCo Articles (including any acquisition with the prior consent of NewCo), a person (other than a depositary, custodian or nominee) who, together with persons acting in concert with it, is interested in shares which (i) in the aggregate carry less than 30 per cent. (30%) of the voting rights of NewCo may not acquire any further interest which would result in it (together with persons acting in concert with it) holding 30 per cent. (30%) or more of the voting rights or (ii) in the aggregate carry less than 30 per cent. (30%) and not more than 50 per cent. (50%) of the voting rights may not acquire any further interest in any other shares in NewCo.

If a person (other than a depositary, custodian or nominee) (i) acquires interest in NewCo’s shares that, when taken together with shares in which persons acting in concert with such person are interested, carry 30 per cent. (30%) or more of the voting rights of NewCo; or (ii) is, together with persons acting in concert with such person, interested in shares that in the aggregate carry not less than 30 per cent. (30%) and not more than 50 per cent. (50%) of the voting rights in NewCo and acquires additional interests in shares that increase their voting rights in NewCo, then in each case that person would be required (except in certain circumstances permitted by the NewCo Articles (including with the prior consent of NewCo)) to make a cash offer (or an offer with a cash alternative) for NewCo’s outstanding shares at a price that is not less than the highest price paid for any interests in the shares acquired by the offeror or its concert parties during the preceding 12 months, and otherwise in accordance with the requirements for such an offer set out in the NewCo Articles.

Any voluntary offer for shares in NewCo will not be made on less favorable terms than the terms on which the offeror (or any person acting in concert with it) has acquired interests in shares in NewCo during the offer period, within the three month period prior to the

Certain Provisions Relating to Business Combinations
AGA	NewCo
• not give effect to an Affected Transaction unless the South African Takeover Regulation Panel has: (i) issued a compliance certificate with respect to the transaction; or (ii) granted an exemption for that transaction.

Under the South African Companies Act, a person must notify AGA within three business days after that person (i) acquires a beneficial interest in AGA shares such that, as a result of the acquisition, the person holds a beneficial interest in AGA shares amounting to five per cent. (5%), 10 per cent. (10%), 15 per cent. (15%) or any further whole multiple of five per cent. (5%) of AGA’s issued share capital or (ii) disposes of any beneficial interest in AGA shares such that, as a result of the disposition, the person no longer holds a beneficial interest in AGA shares amounting to a particular multiple of five per cent. (5%) of AGA’s issued share capital.

Pursuant to the South African Companies Act a compulsory offer must be made, where as a result of a repurchase by AGA of AGA shares or an acquisition by a person acting alone, or two or more related or inter-related persons, or two or more persons acting in concert, of a beneficial interest in voting rights attached to issued AGA shares (together with any other AGA shares already held by such persons) they are able to exercise at least 35 per cent. (35%) of all of the voting rights attached to the issued AGA shares (“Prescribed Percentage”). Within one business day after the date of such acquisition, the person or persons in whom the Prescribed Percentage (or more) of the voting rights beneficially vests must give notice (in the manner prescribed under the South African Companies Act) to the holders of the remaining AGA shares, and include in that notice: (i) a statement that such person or persons are in a position to exercise at least the Prescribed Percentage of all the voting rights attached to AGA shares; and (ii) a statement that such person or persons are offering to acquire any remaining AGA shares on terms determined in accordance with South African Companies Act and the South African Takeover Regulations. Within one month after giving such notice, such person or persons must deliver a written offer for the remaining AGA shares (in compliance with the South African Takeover Regulations) to the holders of the remaining AGA shares.

Under the South African Companies Act any partial offers for AGA shares must:

• be made to all of the holders of AGA shares;

commencement of the offer period, or at such earlier time if NewCo considers that there are circumstances which render such a course necessary in order to ensure that all shareholders, and other persons with an interest in NewCo’s shares, are treated equally.

The NewCo Articles also set out certain circumstances in which a voluntary offer must be made in cash (or with a cash alternative) and when it must be made in exchange for securities.

Where the offeror (or any person acting in concert with the offeror) has acquired an interest in 10 per cent. (10%) or more of any class of shares in NewCo in exchange for securities in the three month period prior to the commencement of and during the offer period, equivalent securities should be offered to all other holders of shares of that class under the offer, except in the case of prior consent of NewCo.

Any offer must be open for acceptance for a period of not less than 21 days and, if the offer becomes or is declared unconditional, the offer must remain open for not less than 14 days and the offeror must give at least 14 clear days’ notice before the offer is closed.

Save with the prior consent of NewCo, it must be a condition of any offer which, if accepted in full, would result in the offeror holding shares carrying over 50 per cent. (50%) of the voting rights of NewCo that the offer will not become or be declared unconditional as to acceptances unless the offeror has acquired or agreed to acquire shares carrying over 50 per cent. (50%) of the voting rights.

Save with the prior consent of NewCo, an offer must not be subject to any conditions or pre-conditions which depend solely on subjective judgments by the offeror or its directors or the fulfilment of which is in their hands and an offer must not be made subject to a condition or pre-condition relating to financing.

Notwithstanding the foregoing, if an offer is for cash or includes a cash element and the offeror proposes to finance the cash consideration by an issue of new securities, the offer must be made subject to any condition required, as a matter of law or regulatory requirement, in order validly to issue such securities or to have them listed or admitted to trading.

NewCo’s consent is required for any offer which would constitute a partial offer under the U.K. Takeover Code.

Certain Provisions Relating to Business Combinations
AGA	NewCo
• if the offer could result in the person, together with any related or inter-related person or person acting in concert with any of them, holding AGA shares entitling such persons to exercise more than the Prescribed Percentage of the general voting rights of all issued AGA shares, make such offer conditional on a specified number of acceptances being received and the offer being approved by the independent holders of issued AGA shares if all such independent holders, in aggregate, control more than 50 per cent. (50%) of the general voting rights of all issued AGA shares;

• state in the offer the precise number of shares offered for, if the offer could result in the person, together with any related or inter-related person or person acting in concert with any of them, holding AGA shares entitling such persons to exercise more than the Prescribed Percentage, but less than 50 per cent. (50%), of the general voting rights of all issued AGA shares; and

• if the offer could result in the person, together with any related or inter-related person or person acting in concert with any of them, holding AGA shares entitling such persons to exercise more than the Prescribed Percentage of the general voting rights of all issued AGA shares, include a specific and prominent notice that the offer could result in such circumstances.

The South African Takeover Regulations provides that an offer must not be subject to any condition:

• that depends solely on subjective judgment by the directors (or equivalent) of the offeror; or

• if the directors (or equivalent) of the offeror are able to control whether or not the condition will be fulfilled.

Further, the South African Companies Act provides that if the AGA Board believes that a bona fide offer might be imminent, or has received such an offer, the AGA Board must not, among other things, take any action in relation to the affairs of AGA that could: (i) effectively result in a bona fide offer being frustrated; or (ii) the holders of AGA shares being denied an opportunity to decide on its merits. The South African Companies Act lists a wide range of actions which the AGA Board may not undertake without the prior written approval of the South African

An offeror must notify NewCo of any interest it (together with any person acting in concert with the offeror) holds in the shares of NewCo within two business days of any announcement that first identifies it as an offeror. If the offeror or any person acting in concert with the offeror deals in any interests in shares of NewCo during an offer period, it must notify NewCo of such dealing by no later than 12 p.m. (London time) on the business day following such dealing. For more information on disclosure requirements in connection with share ownership, see “Description of the NewCo Share Capital—Disclosure of significant share ownership”.

NewCo will have powers to impose restrictions on any Breaching Person, including (i) restricting the Breaching Person’s ability to attend, either personally or by proxy, a shareholders’ meeting, (ii) disregarding any votes cast or purported to be cast by or on behalf of such Breaching Person, (iii) restricting the ability of such Breaching Person to requisition a resolution at an annual general meeting and/or to call a general meeting, (iv) withholding any dividends on any shares held by such Breaching Person, and (v) refusing to register any transfer of shares held by such Breaching Person (unless the NewCo directors are satisfied that the transfer is to an independent third party).

Moreover, where the Breaching Person is not a shareholder, NewCo has the power to require the shareholder holding the shares in which the Breaching Person are interested to transfer, at NewCo’s direction, such shares to the Breaching Person or to such other nominee as NewCo may determine, and NewCo is appointed as the shareholder’s attorney for this purpose. This provision does not apply to any NewCo Ordinary Shares that are held through DTC.

The NewCo Articles do not include restrictions on the ability of a company’s board to take “frustrating action” with respect to any offer or bona fide possible offer.

Certain Provisions Relating to Business Combinations
AGA	NewCo
Takeover Regulation Panel, and the approval of the holders of the AGA shares, or in terms of a pre-existing obligation or agreement.

The South African Companies Act provides, among other things, that during an offer, or when one is reasonably in contemplation, an offeror or a person acting in concert with that offeror, must not:

• make arrangements with any holders of AGA shares;

• deal in, or enter into arrangements to deal in, AGA shares; or

• enter into arrangements which involve acceptance of an offer, if there are favorable conditions attached that are not being extended to all holders of AGA shares.

Corporate Governance
AGA	NewCo
The AGA MOI, as amended from time to time, and South African law govern the rights of AGA shareholders.

There is no limitation imposed by the AGA MOI or by South African law on the rights of any persons, including non-residents, to own AGA Ordinary Shares or to exercise voting rights in respect of the AGA Ordinary Shares.

AGA applies the principles of the King IV Report on Corporate Governance for South Africa, 2016.

The rights of NewCo shareholders are governed by, amongst other things, the NewCo Articles (as may be amended from time to time), English law (including without limitation statutes, as well as orders, regulations or other subordinate legislation made thereunder), and the terms of any agreement which may be entered into between NewCo shareholders and NewCo.

There are no provisions in the NewCo Articles that restrict non-resident NewCo shareholders from holding or exercising voting rights in relation to NewCo Ordinary Shares.

Rights of Inspection
AGA	NewCo
Under the South African Companies Act, AGA must maintain:

• a copy of the AGA MOI;

• a record of its directors;

• copies of all –

• reports presented at annual general meetings;

• annual financial statements; and

• accounting records;

Under English law, the register and index of names of NewCo shareholders, register of directors, register of secretaries and other statutory registers of NewCo may be inspected at any time (i) for free, by NewCo’s shareholders, and (ii) for a fee by any other person. A company may apply to the English courts for an order not to permit inspection if the person seeking inspection does not have a proper purpose in inspecting the register. Documents may be copied for a fee.

Service contracts of NewCo’s directors can be inspected without charge during business hours. In this and certain other contexts under applicable English law, “director” includes certain executive officers and

Rights of Inspection
AGA	NewCo
• notices of written communications sent to all holders of any class of AGA’s securities; and

• minutes of all meetings and resolutions of directors and of director or audit committees.

The records referred to above must be accessible at, or from, AGA’s registered office or another location(s) within South Africa. AGA must file a notice setting out the location at which the records are kept if such records are not kept at AGA’s registered office or have subsequently been moved.

A person who holds, or has a beneficial interest in, any securities issued by AGA, has a right to inspect and copy (without any charge for any such inspection, or upon payment of no more than the prescribed maximum charge for any such copy) the information contained in:

• the AGA MOI;

• the records in respect of AGA’s directors;

• reports to annual general meetings and annual financial statements;

• notices and minutes of annual meetings; and

• the securities register of AGA.

A person that is not a securities holder has a right to inspect or copy the securities register or the register of directors upon payment of a fee. A person may so inspect and/or copy the records as aforesaid:

• for a reasonable period during business hours;

• by direct request made to AGA; or

• in accordance with the Promotion of Access to Information Act, 2000.

“service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to NewCo or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise. Where service contracts are not in writing, a written memorandum setting out the terms must be provided by NewCo.

NewCo’s shareholders may inspect, without charge during business hours, minutes of meetings of NewCo’s shareholders for the previous ten years, and may obtain copies of the minutes for a fee.

NewCo is required by English law to make available its annual accounts to shareholders at a general meeting and a shareholder is also entitled to a copy of such accounts. Additionally, the accounts must be made available on NewCo’s website and must remain available until the accounts for the next financial year are placed on the website.

Under English law, the shareholders of NewCo do not have the right to inspect the corporate books of subsidiaries of NewCo.

Derivative Claims
AGA	NewCo
Under the common law of South Africa, AGA is the proper plaintiff to bring an action in respect of a wrong done to it. The South African Companies Act states that any right at common law, of a person other than AGA, to bring or prosecute any legal proceedings on behalf of AGA is abolished, and the rights in section 165 of the South African Companies Act are in substitution for any such abolished common law right. Therefore, AGA shareholders do not have a choice between the common law action or a statutory derivative action to sue on behalf of AGA.

The South African Companies Act further states that a person may serve a demand upon AGA to commence or continue legal proceedings, or take related steps to protect the legal interests of AGA if that person:

• is an AGA shareholder;

• is a director or prescribed officer;

• is a registered trade union that represents the employees of AGA; or

• has been granted leave by the court to do so.

Where AGA has received a demand it may apply (within 15 business days) to court to set aside the demand only on the grounds that it is frivolous, vexatious or without merit. If AGA does not make an application to set aside the demand, AGA must:

• appoint an independent and impartial person or committee to investigate the demand, and report to the AGA Board with the findings on the–

• facts giving rise to the demand; and

• probable costs that AGA would incur if the
demand is defended; and

• either initiate or continue with legal proceedings or serve a notice on the person making the demand, stating that AGA will not comply with the demand made.

The person who made the demand may apply to court for leave to bring or continue proceedings in the name, and on behalf, of AGA, and the court may grant leave only if:

• AGA –

The U.K. Companies Act provides limited circumstances in which a NewCo shareholder may bring a derivative claim in the name of, or for and on behalf of, NewCo. Derivative claims may only be brought in relation to causes of action available to NewCo itself against directors, third parties, as well as directors and third parties together arising from actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of NewCo. It is immaterial whether the cause of action arose before or after the person seeking to bring the claim became a shareholder of NewCo. A person seeking to bring a derivative claim must obtain the permission of the courts of England and Wales to continue that claim after issue.

The courts of England and Wales must refuse the claim if they are satisfied that (i) a person acting in accordance with the duty to promote the success of the company for the benefit of its shareholders as a whole would not seek to continue the claim, (ii) the cause of action arose from an act or omission which is yet to occur but has been authorized by NewCo, or (iii) the cause of action arose from an act or omission that has occurred but was authorized by NewCo before it occurred or was ratified by NewCo since it occurred. If there is no absolute bar to continuing the claim, the courts of England and Wales must consider the following (non-exhaustive) factors: (i) whether the NewCo shareholder is acting in good faith; (ii) the importance that a person acting in accordance with the duty to promote the success of NewCo for the benefit of its shareholders as a whole would attach to continuing the proposed claim; (iii) whether a proposed act or omission would be likely to be authorized or ratified by NewCo; (iv) whether NewCo has decided not to pursue the claim; (v) whether the NewCo shareholder has a cause of action that he or she may pursue in his or her own right rather than on behalf of NewCo and (vi) the views of the NewCo shareholders who have no personal direct or indirect interest in the matter. On a successful application, the court may allow the applicant to, as the case may be: (i) bring or continue a claim on behalf of NewCo commenced by the applicant; or (ii) where appropriate for the claimant to do so, continue a claim commenced by NewCo or another shareholder in a manner amounting to an abuse of process and which has not been prosecuted diligently.

Derivative Claims
AGA	NewCo
• failed to take a procedural step required under the applicable section of the South African Companies Act;

• appointed an investigator or committee who was not independent and impartial;
• accepted a report that was inadequate, irrational or unreasonable in its conclusions or recommendations;

• acted in a manner that was inconsistent with the reasonable report of the independent and impartial investigator or committee; or

• served notice of refusing to comply with the
demand; and

• the court is satisfied that –

• the applicant is acting in good faith;

• the proceedings will involve a serious question of material consequence to AGA; and

• it is in the best interest of AGA that the applicant be granted leave to commence the proposed proceedings.

Shareholder Suits
AGA	NewCo
Under the South African Companies Act, an AGA shareholder or director may, under certain circumstances, seek relief from a court if he has been unfairly prejudiced by any act or omission of AGA or a related person, by the conduct of the business of AGA or a related person in a particular manner or by the exercise of the powers of the directors of AGA or a related person in a particular manner.

Pursuant to the South African Companies Act, an AGA shareholder may petition a South African court for relief from the actions or omissions or, business conduct of AGA or the actions of AGA’s directors or officers that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of the AGA shareholder.

The U.K. Companies Act permits a NewCo shareholder to apply to the courts of England and Wales for relief on the grounds that: (i) NewCo’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some of NewCo shareholders, including the NewCo shareholder making the claim or (ii) any act or omission of NewCo is or would be so prejudicial.

The U.K. Limitation Act 1980 imposes a limitation period, with certain exceptions, on civil claims. The period is six years in respect of actions in contract and tort, and twelve years for breach of any obligation contained in a deed. The period starts to run on the date that the action accrued. Subject to certain exceptions, in the case of contract, this is the date on which the breach occurred, and in tort, this is generally the date on which the damage occurred.

Disclosure of Interest in Shares
AGA	NewCo
Under the South African Companies Act, a person must notify AGA within three business days after that person (i) acquires a beneficial interest in sufficient securities of a class of securities issued by AGA such that, as a result of the acquisition, the person holds a beneficial interest in securities amounting to five per cent. (5%), 10 per cent. (10%), 15 per cent. (15%) or any further whole multiple of five per cent. (5%) of the issued securities of that class or (ii) disposes of any beneficial interest in sufficient securities of a class of securities issued by AGA such that, as a result of the disposition, the person no longer holds a beneficial interest in securities amounting to a particular multiple of five per cent. (5%) of issued securities of that class. When AGA has received the notice referred to above it must file a copy with the South African Takeover Regulation Panel and report the information to holders of the relevant class of securities unless the notice concerned is a disposition of less than one per cent. (1%) of the class of securities.

If the securities of AGA are registered in the name of a person who is not the holder of the beneficial interest in all of the securities in AGA held by that person, that registered holder of the securities must disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in securities so held, the number and the class of securities held for each such person with a beneficial interest and the extent of each such beneficial interest. This information must be disclosed in writing to AGA within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a central securities depository. A company that knows or has reasonable cause to believe that any of its securities are held by one person for the beneficial interest of another may by notice in writing require either of those persons to confirm or deny that fact, provide particulars of the extent of the beneficial interest held during the three years preceding the date of the notice and disclose the identity of each person with a beneficial interest in the securities held by that person, which information must be provided within ten business days of the receipt of the notice.

AGA is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold beneficial interests equal to or in excess of five per cent. (5%) of the total number of AGA

Under English law, NewCo is empowered to give notice in writing to any person whom it knows, or has reasonable cause to believe, to have an interest in its shares, or to have had an interest at any time during the three years immediately preceding the date on which the notice is issued, requiring such person, within a reasonable period and in any event within 14 days, to disclose to NewCo particulars of the person’s interest and (so far as is within its knowledge) particulars of any other interest that subsists or subsisted in those shares.

Pursuant to the NewCo Articles, NewCo will have powers to impose restrictions on any Identified Person, including (i) restricting the Identified Person’s ability to attend, either personally or by proxy, a shareholders’ meeting, (ii) disregarding any votes cast or purported to be cast by or on behalf of such Identified Person (or any person acting in concert with them), (iii) restricting the ability of such Identified Person to requisition a resolution at an annual general meeting and/or to call a general meeting, (iv) withholding any dividends on any shares held by such Identified Person, and (v) refusing to register any transfer of shares held by such Identified Person or any person acting in concert with them (unless the NewCo directors are satisfied that the transfer is to an independent third party).

Moreover, pursuant to the NewCo Articles, where the Identified Person is not a shareholder, NewCo has the power to require the shareholder holding the shares in which the Identified Person is interested to transfer, at NewCo’s discretion, such shares to the Identified Person or to such other nominee as NewCo may determine in its sole discretion for nil consideration and on such other terms and conditions as NewCo may determine and NewCo is appointed as the shareholder’s attorney for this purpose. This provision does not apply to any NewCo Ordinary Shares that are held through DTC.

If NewCo decides to exercise any of the enforcement powers described above, it will send out a notice to the Identified Person notifying them of such and the exercise of such powers will not be effective until such notice has been delivered.

Pursuant to the NewCo Articles and subject to certain exemptions, a person must notify the NewCo Board in the event that the percentage of the voting rights in NewCo held by such person reaches, exceeds or falls

Disclosure of Interest in Shares
AGA	NewCo
Ordinary Shares issued by AGA together with the extent of those beneficial interests.
below (i) 3 per cent. (3%), 4 per cent. (4%), 5 per cent. (5%) and (ii) each 1 per cent. (1%) threshold thereafter up to 100 per cent. (100%), whether as a result of an acquisition or disposal of shares or as a result of a change in voting rights attaching to the shares. The notification must be made within two days of the day on which the notification requirement arises.

Conflict of Interest Transactions
AGA	NewCo
Under the South African Companies Act, at any time, a director may disclose any personal financial interest in advance by delivering to the AGA Board a notice in writing setting out the nature and extent of that interest.

If a director has a personal financial interest in respect of a matter to be considered at a meeting of the AGA Board, or knows that a related person has a financial interest in the matter, the director:

• must disclose the interest and its general nature before the matter is considered at the meeting;

• must disclose to the meeting any material information relating to the matter and is known to the director;

• may disclose any observation or pertinent insights relating to the matter, if requested to do so by the other directors;

• if present at the meeting, must leave the meeting immediately after making any disclosure;

• must not take part in the consideration of the matter;

• while absent from the meeting, the director is–

• to be regarded as being present at the meeting for the purpose of determining whether sufficient directors are present to constitute the meeting; and

• not to be regarded as being present at the meeting for the purpose of determining whether a resolution has sufficient support to be adopted; and

• must not execute any document on behalf of
AGA in relation to the matter unless

Under English law, certain transactions between a director (or a person connected with a director) and a related company are prohibited unless approved by shareholders – these include loans, quasi-loans, credit transactions and substantial property transactions.

Under the NewCo Articles, the NewCo directors may authorize any matter which would otherwise involve a breach of a director’s duty to avoid conflicts of interest (a “Conflict”).

A director seeking authorization in respect of a Conflict (the “Relevant Director”) must declare the nature and extent of their interest at a meeting of the NewCo Board or by notice.

Any director (including the Relevant Director) may propose that the Relevant Director be authorized in relation to the Conflict, in which case such proposal will be voted on (the Relevant Director will not be counted in the quorum and will not vote on such proposal and may be excluded from the meeting while the Conflict is under consideration).

Where the directors give authority in relation to a Conflict, or a Relevant Situation (as defined below) applies, the directors:

• may restrict the Relevant Director’s receipt of information, participation in discussions and/or making of decisions related to the Conflict or Relevant Situation and impose such other terms for the purpose of dealing with the Conflict or Relevant Situation as they think fit and the Relevant Director must comply with any such terms;

• may also provide that where the Relevant Director obtains (otherwise than through their position as a director of NewCo) information that is confidential to a third party, the director will not be obliged to disclose such information to NewCo or to use it in

Conflict of Interest Transactions
AGA	NewCo
specifically requested or directed to do so by
the AGA Board.

If a director acquires a personal financial interest in an agreement or other matter in which AGA has a material interest (or knows that a related party has acquired such interest) after the agreement or other matter has been approved by AGA, the director must promptly disclose to the AGA Board the nature and extent of that interest, and the material circumstances relating to the interest.

A decision by the AGA Board, or a transaction or agreement approved by the AGA Board is valid despite any personal financial interest of a director (or a person related to the director) only if:

• it was approved following the disclosure of an interest; or

• despite having been approved without disclosure of an interest it –

• has subsequently been ratified by an ordinary resolution of the shareholders following the disclosure of an interest; or

• has been declared to be valid by court.

A court (upon application by any interested person) may declare a transaction or agreement valid where it had been approved by the AGA Board or the shareholders, despite the failure of the director to satisfy the disclosure requirements.

NewCo’s affairs;

• the terms of the authority will be recorded in writing; and

• the authority may be revoked or amended at any time.

If a director knows that they are in any way directly or indirectly interested in a proposed contract with or that has been entered into by NewCo, they must tell the other directors the nature and extent of that interest. If the director has done so, they can:

• have any kind of interest in a contract with or involving NewCo or another company in which NewCo has an interest;

• hold any other office or place of profit with NewCo (except that of auditor) in conjunction with the director’s office as a director for such period and upon such terms as the directors may decide;

• do paid professional work for NewCo or another company in which NewCo has an interest (other than as auditor);

• be or become a director or other officer of, or employed by or a party to a transaction or arrangement with, or otherwise be interested in any company in which NewCo has an interest; and/or

• be or become a director of any other company in which NewCo does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest, (the “Relevant Situations”).

A director cannot vote or be counted in the quorum on a resolution of the directors about a contract in which that director has an interest, but such prohibition will not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest.

Petition for winding up on just and equitable grounds
AGA	NewCo
South African law permits one or more AGA shareholders (including minority AGA shareholders) or one or more AGA directors to apply to court for an order to wind up the company on the grounds that:

• the directors are deadlocked in the management of AGA, and the AGA shareholders are unable to break the deadlock, and irreparable injury to AGA is resulting, or may result, from the deadlock; or AGA’s business cannot be conducted to the advantage of AGA shareholders generally, as a result of the deadlock;

• the AGA shareholders are deadlocked in voting power, and have failed for a period that includes at least two consecutive annual general meeting dates, to elect successors to directors whose terms have expired; or

• it is otherwise just and equitable for AGA to be
wound up.

An AGA shareholder may also apply, with leave of the court, for an order to wind up AGA on the grounds that:

• the directors, prescribed officers or other persons in control of AGA are acting in a manner that is fraudulent or otherwise illegal; or

• AGA’s assets are being misapplied or wasted.

English law permits shareholders of a company (including minority shareholders) to petition to court to wind up a company. There must be circumstances rendering it just and equitable for NewCo to be wound up, which include, without limitation: (i) a deadlock which was not contemplated by the shareholders when NewCo was incorporated; (ii) a justifiable loss of confidence in management arising from mismanagement which is serious (such as fraud) or confounds proper and legitimate expectations; and (iii) an exclusion from management or failure to provide information in the context of a quasi-partnership or where the understandings or agreements between the parties render such conduct inequitable. Following a successful petition, the court may order NewCo to be wound up.

LEGAL MATTERS
Slaughter and May will pass upon the validity of the NewCo shares to be issued in the Reorganization and certain U.K. tax consequences of the Reorganization. Cravath, Swaine & Moore LLP will pass upon certain U.S. federal income tax consequences of the Reorganization. Bowmans (Bowman Gilfillan Inc.) will pass upon certain South African tax consequences of the Reorganization.
EXPERTS
The consolidated financial statements of AngloGold Ashanti Limited as of 31 December 2022, 2021 and 2020 and for each of the three years in the period ended December 31, 2022, appearing in AngloGold Ashanti Limited’s Annual Report on Form 20-F for the year ended December 31, 2022 and the effectiveness of AngloGold Ashanti Limited’s internal control over financial reporting as of December 31, 2022 have been audited by Ernst & Young Inc., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference which, as to the years 2022, 2021 and 2020, are based, as they relate to the financial statements of Kibali (Jersey) Limited on the report of BDO LLP, independent registered public accounting firm. The AngloGold Ashanti Limited consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Kibali (Jersey) Limited as of December 31, 2022, 2021 and 2020 and for each of the three years in the period ended December 31, 2022, incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of BDO LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in accounting and auditing. BDO LLP, London, United Kingdom, is a member of the Institute of Chartered Accountants in England and Wales.
ENFORCEMENT OF CERTAIN CIVIL LIABILITIES
NewCo is incorporated under the laws of England and Wales with its registered office in England at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom and, upon completion of the Reorganization, a number of its subsidiaries will be incorporated in various jurisdictions outside the United States.
Upon completion of the Reorganization, some of NewCo’s directors and executive officers will be non-residents of the United States, and a substantial portion of NewCo’s assets and these non-resident persons will be located outside the United States. As a result, it may not be possible for investors to effect service of process on NewCo or these non-resident persons in the United States or to enforce in the United States judgments obtained in U.S. courts against NewCo or these non-resident persons based on the civil liability provisions of the U.S. securities laws or otherwise. Even if investors are successful in bringing an action of this kind, the laws of England and Wales (or any other applicable jurisdiction) may render them unable to enforce a judgment against NewCo’s assets or the assets of its non-resident directors and executive officers.
In addition, NewCo has been advised by counsel, that both in original actions and in actions for the enforcement of judgments of U.S. courts based upon certain civil liability provisions under U.S. securities laws, there is doubt as to whether English courts would enforce these civil liabilities. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result of the above, public holders of shares in NewCo may have more difficulty in protecting their interest through actions against NewCo’s management, directors or major shareholders than they would as shareholders of a U.S. public company.

Annex A

EXECUTION VERSION
IMPLEMENTATION AGREEMENT
entered into between
ANGLOGOLD ASHANTI LIMITED
(Registration No.: 1944/017354/06)
and
ANGLOGOLD ASHANTI (UK) LIMITED
(Registration No.: 14654651)
(to be re-registered as a public limited company and renamed AngloGold Ashanti plc)

WHEREBY IT IS AGREED AS FOLLOWS:
1.	INTERPRETATION AND PRELIMINARY
The headings in this Agreement are for the purpose of convenience and reference only and shall neither be used in the interpretation of nor modify nor amplify the terms of this Agreement nor any of its clauses. Unless a contrary intention clearly appears:
1.1.	The following terms shall have the meanings ascribed to them hereunder and cognate expressions shall have corresponding meanings, namely:
1.1.1.
“A2X” means A2X Solutions Proprietary Limited (Registration No.: 2021/439627/07), a private company duly incorporated in accordance with the company laws of South Africa, or where the context requires, the South African securities exchange known as the A2X which is operated by A2X Solutions Proprietary Limited;

1.1.2.
“Acceptance Deadline” means the date contemplated in section 164(12)(b) of the Companies Act, it being recorded that such date is the date on which the offer (made by AGA in terms of section 164(11) of the Companies Act) will lapse;

1.1.3.	“ADS Depositary” means The Bank of New York Mellon Corporation, a New York banking corporation, which acts as the depositary in respect of the AGA ADS Program;
1.1.4.	“AFSA” means the Arbitration Foundation of Southern Africa or its successor in title;
1.1.5.	“AGA” means AngloGold Ashanti Limited (Registration No.: 1944/017354/06), a public company duly incorporated in accordance with the company laws of South Africa;
1.1.6.	“AGA ADR” means an American depositary receipt, being a certificate evidencing an AGA ADS;
1.1.7.	“AGA ADS Holder” means a holder of AGA ADSs;
1.1.8.	“AGA ADS Program” means the American Depositary Share Program of AGA governed by the AGA Deposit Agreement;
1.1.9.
“AGA ADSs” means American depositary shares representing AGA Shares deposited or subject to deposit by AGA with the ADS Depositary under the AGA Deposit Agreement at a ratio of 1 (one) AGA Share to 1 (one) such American depositary share, which are listed and traded on the NYSE;

1.1.10.	“AGA Board” means the board of directors of AGA, as constituted from time to time;
1.1.11.
“AGA Deposit Agreement” means the amended and restated deposit agreement (dated as of 3 June 2008) entered into between AGA, the ADS Depositary and all owners and beneficial owners from time to time of AGA ADSs issued thereunder, as amended from time to time;

1.1.12.	“AGA Group” means, collectively, AGA and its Subsidiaries, from time to time;
1.1.13.
“AGA Share” means an ordinary share, with a par value of R0.25 (twenty five cents), in the issued share capital of AGA, which is listed for trading with ISIN No. ZAE 000043485 on, inter alia, the Main Board of the securities exchange operated by the JSE;

1.1.14.	“AGA Shareholder” means the holder of an AGA Share, who is registered as such in the Register;
1.1.15.
“AGA Shareholders’ Circular” means the combined circular to be prepared and distributed by AGA (on behalf of AGA and Listco) to the AGA Shareholders, in respect of the Scheme, including a notice of a shareholders’ meeting to be convened by AGA for the purpose, inter alia, of approving the Scheme in terms of section 114 of the Companies Act and approving the AGAH Sale in terms of section 112 of the Companies Act;

1.1.16.	“AGA Shareholders’ Meeting” means the meeting of the AGA Shareholders, to be convened by AGA, for the AGA Shareholders to, inter alia, approve the Scheme;
1.1.17.	“AGAH” means AngloGold Ashanti Holdings plc (Registration No.: 001177V), a company duly incorporated in accordance with the company laws of the Isle of Man;
1.1.18.	“AGAH Sale” shall have the meaning ascribed thereto in the AGAH Sale Offer Document;
1.1.19.
“AGAH Sale Effective Date” means the date, after the Fulfilment Date, on which Step 2 is to be implemented, being the later of: (a) the calendar day after the date of the Listco Spin-Off Completion (it being recorded that the Listco Spin-Off Completion is the date on which Step 1 is implemented); (b) the AGAH Sale Offer Acceptance Date; (c) the date which the AGA Shareholders’ Circular specifies is to be the date on which Step 2 is to be implemented; or (d) such other date as may be agreed in writing between the Parties;

1.1.20.	“AGAH Sale Offer” shall have the meaning ascribed to the term “Offer” in the AGAH Sale Offer Document;
1.1.21.
“AGAH Sale Offer Acceptance Date” shall have the meaning ascribed to the term “Offer Acceptance Date” in the AGAH Sale Offer Document (it being recorded that this is the date, if any, on which AGA countersigns the AGAH Sale Offer Document to accept the AGA Sale Offer therein);

1.1.22.
“AGAH Sale Offer Document” means the document titled “Irrevocable Offer to Purchase”, signed by Listco and delivered to AGA on or about the Signature Date, in terms of which, inter alia, Listco irrevocably offers, in favour of AGA, to purchase all (and not part only) of the shares held by AGA in AGAH (constituting 100% of the issued share capital of AGAH) in consideration for the issue by Listco to AGA of zero coupon unsecured loan notes (it being recorded that, in the AGAH Sale Offer Document, the aforesaid shares in AGAH are defined as the “AGAH Sale Shares” and the aforesaid loan notes are defined as the “Purchase Consideration Notes”);

1.1.23.	“AGAH Sale Resolutive Condition” shall have the meaning ascribed thereto in the AGAH Sale Offer Document;
1.1.24.	“AGAH Sale Shares” shall have the meaning ascribed thereto in the AGAH Sale Offer Document;
1.1.25.	“Agreement” means this implementation agreement, together with all annexures hereto (if any), as may be amended, revived, replaced and/or reinstated from time to time;
1.1.26.	“Business Day” means a day which is not a Saturday, Sunday or public holiday gazetted in South Africa, the United Kingdom and/or the United States from time to time;
1.1.27.	“Cede” means Cede & Co., a New York general partnership organised and maintained by DTC;
1.1.28.	“Certificated AGA Shareholder” means an AGA Shareholder, whose AGA Shares have not been Dematerialised and whose ownership of such AGA Shares is evidenced by one or more physical share certificates;
1.1.29.	“CIPC” means the Companies and Intellectual Property Commission of South Africa established by section 185 of the Companies Act;
1.1.30.	“Companies Act” means the Companies Act No. 71 of 2008 of South Africa;
1.1.31.	“Conditions Precedent” means the conditions precedent contained in clause 4.1;
1.1.32.	“Conversion” shall have the meaning ascribed thereto in clause 2.9.1;

1.1.33.
“Credit Support Agreement” means an agreement titled “Credit Support Agreement” concluded or to be concluded (on or before the date on, and before the time at, which Step 4 is implemented) between AGAH and AGA, in terms of which, inter alia, AGAH undertakes to provide and/or provides credit support to AGA by way of a loan facility to enable AGA to meet the requirements of the solvency and liquidity test (as set out in section 4 of the Companies Act);

1.1.34.	“CS Depositary” means Computershare Trust Company, N.A., a national banking association duly incorporated in accordance with the laws of the United States;
1.1.35.	“CS Depositary Nominee” means GTU Ops Inc., a company duly incorporated in accordance with the laws of the United States, operating as nominee to hold Listco Shares for the CS Depositary;
1.1.36.	“CS Listco DRs” means the depositary receipts created and issued by the CS Depositary in respect of the underlying Listco Shares held from time to time by the CS Depositary Nominee;
1.1.37.	“CS SA Nominee” means Computershare Nominees Proprietary Limited (Registration No.: 1999/008543/07), a private company duly incorporated in accordance with the company laws of South Africa;
1.1.38.
“CSDP” means a person authorised by a licensed central securities depository to perform custody and administration services or settlement services or both, in terms of the central securities depository rules published in terms of the FMA;

1.1.39.
“Dematerialise” means the process by which securities held in certificated form are converted to or held in electronic form as uncertificated securities and recorded in the sub-register of dematerialised shareholders, maintained by a CSDP and forming part of the Register;

1.1.40.	“Dematerialised AGA Shareholder” means an AGA Shareholder who holds Dematerialised AGA Shares;
1.1.41.	“Dematerialised AGA Shares” means AGA Shares which have been Dematerialised;
1.1.42.	“Distributed Notes” shall have the meaning ascribed thereto in clause 2.8.1;
1.1.43.	“Documents of Title” means original versions of share certificates, transfer deeds, balance receipts or any other physical documents constituting or representing valid legal title to the AGA Shares;
1.1.44.	“DTC” means The Depository Trust Company, a limited purpose trust company established under the New York Banking Law;
1.1.45.	“ECTA” means the Electronic Communications and Transactions Act No. 25 of 2002 of South Africa;
1.1.46.	“Election” shall have the meaning ascribed thereto in clause 2.9.2;
1.1.47.
“Encumbrance” includes any pledge, lien, notarial bond, hypothecation, security, cession, charge, assignment or any agreement or arrangement, whether conditional or not and whether relating to existing or future assets, having the effect of providing a security interest or preferential treatment to a person over another person’s assets (including set-off, retention or reciprocal fee arrangements, or any arrangement to give effect to any form of security interest or preferential treatment to a person over another person’s assets); and “Encumber” shall be construed accordingly;

1.1.48.	“Exchange Act” means the U.S. Securities Exchange Act of 1934;

1.1.49.
“Exchange Control Authorities” means, in South Africa, the Financial Surveillance Department of the SARB responsible for the administration of exchange control on behalf of the Minister of Finance, or an officer of the Department of National Treasury who, by virtue of the division of work in such department, deals with the matter on the authority of the Minister of Finance;

1.1.50.	“FMA” means the Financial Markets Act No. 19 of 2012 of South Africa;
1.1.51.	“Founder Share” means the 1 (one) Listco Share which AGA holds in Listco as at the Signature Date, which Listco Share was issued to AGA upon the incorporation of Listco;
1.1.52.	“Fulfilment Date” means the date on which the last of the Conditions Precedent has been fulfilled or waived, as the case may be;
1.1.53.	“GBP” or “Pounds” means the British Pound Sterling, being the lawful currency of the United Kingdom;
1.1.54.	“Gifted” or “Gifting” means a transfer for nil consideration;
1.1.55.	“Immediately Operative Provisions” shall have the meaning ascribed thereto in clause 4.1;
1.1.56.	“Implementation Deadline” shall have the meaning ascribed thereto in clause 14.2;
1.1.57.
“Independent Board” means those members of the AGA Board who AGA has indicated are to constitute the “independent board”, as contemplated in regulation 81(j) of the Regulations, for the purposes of, inter alia, the Scheme;

1.1.58.	“Independent Expert” shall have the meaning ascribed thereto in clause 4.1.3;
1.1.59.
“JSE” means JSE Limited (Registration No.: 2005/022939/06), a public company duly incorporated in accordance with the company laws of South Africa, or where the context requires, the securities exchange known as the Johannesburg Stock Exchange which is operated by JSE Limited;

1.1.60.	“JSE Listings Requirements” means the listings requirements of the Johannesburg Stock Exchange published from time to time by the JSE;
1.1.61.
“Listco” means AngloGold Ashanti (UK) Limited (Registration No.: 14654651), a private limited company duly incorporated in accordance with the laws of England and Wales, to be reregistered as a public company and renamed AngloGold Ashanti plc;

1.1.62.	“Listco Affiliates” means Scheme Participants who are affiliates of Listco within the meaning of Rule 144 under the Securities Act;
1.1.63.	“Listco Articles” shall have the meaning ascribed thereto in clause 2.2.3;
1.1.64.	“Listco Group” means, collectively, Listco and its Subsidiaries, from time to time;
1.1.65.	“Listco Share” means a USD 1 (1 Dollar) ordinary share in the share capital of Listco and “Listco Shares” shall be construed accordingly;
1.1.66.	“Listco Spin-Off Completion” shall have the meaning ascribed thereto in clause 6.4;
1.1.67.	“Listco Transfer Agent” means Computershare Trust Company, N.A., a national banking association duly incorporated in accordance with the laws of the United States;
1.1.68.	“Long Stop Date” shall have the meaning ascribed thereto in clause 4.1;
1.1.69.
“Material Adverse Effect” means any change, event, effect, fact, circumstance, development or occurrence (whether known, unknown or reasonably foreseeable by AGA on the Signature Date, and including any change, event, effect, fact, circumstance, development or occurrence relating to taxation) that, individually or in the aggregate with other changes, events, effects, facts, circumstances, developments or occurrences, in the reasonable opinion of AGA (a) relates to the Reorganisation and decreases, or could reasonably be expected to decrease, the free cash flow of the AGA Group or the Listco Group by at least USD 150,000,000 (one hundred and fifty million Dollars), (b) prevents or impairs or delays (for a period of at least 60 days), or could reasonably be expected to prevent or impair or delay (for a period of at least 60 days), the implementation of the Reorganisation or the ability of either Party to perform its obligations under this Agreement, or (c) increases, or could reasonably be expected to increase, the costs to the AGA Group or the Listco Group of implementing the Reorganisation by at least USD 150,000,000 (one hundred and fifty million Dollars);
1.1.70.	“Material Adverse Effect Long Stop” means 10h00 on the Long Stop Date;
1.1.71.	“NYSE” means the New York Stock Exchange;
1.1.72.
“Operative Date” means the date, after the Fulfilment Date, on which Step 3 is to be implemented, being the later of: (a) the date which the AGA Shareholders’ Circular specifies is to be the date on which Step 3 is to be implemented; (b) the Business Day after the date, if any, on which the AGAH Sale has been implemented (which sale, it is recorded, shall occur after the Listco Spin-Off Completion); or (c) such other date as may be agreed in writing between the Parties;

1.1.73.	“Parties” means AGA and Listco, either individually or collectively, as required by the context of the Agreement;
1.1.74.	“PDS Exit Date” shall have the meaning ascribed thereto in clause 9;
1.1.75.	“PDS Scheme Consideration Shares” shall have the meaning ascribed thereto in clause 9.3;
1.1.76.	“PDS Scheme Equivalent Fraction” means the fraction derived from dividing the number of Scheme Consideration Shares by the number of Scheme Shares;
1.1.77.	“PDS Scheme Shares” shall have the meaning ascribed thereto in clause 9.1;
1.1.78.	“PDS Step 1 Equivalent Fraction” means the fraction derived from dividing the number of Subscription Shares by the number of Scheme Shares;
1.1.79.	“PDS Step 1 Equivalent Shares” shall have the meaning ascribed thereto in clause 9.5;
1.1.80.	“Potentially Failed CP” shall have the meaning ascribed thereto in clause 4.5.1;
1.1.81.	“Pre-Steps” and “Pre-Step” shall have the meaning ascribed thereto in clause 2.2;
1.1.82.
“Previously Dissenting Shareholders” means, in respect of the Reorganisation, those AGA Shareholders who: (i) have timeously delivered an appraisal rights demand to AGA in terms of section 164(5) to (8) of the Companies Act; and (ii) have had their rights reinstated in terms of section 164(10) of the Companies Act after the Scheme Record Time but before the Acceptance Deadline;

1.1.83.	“Purchase Consideration Notes” shall have the meaning ascribed thereto in the AGAH Sale Offer Document;
1.1.84.	“Rand” or “R” means the South African Rand, being the lawful currency of South Africa;
1.1.85.	“Redeemable Preference Shares” means the 50,000 (fifty thousand) redeemable preference shares of GBP 1 (one Pound) nominal value each to be issued in the share capital of Listco;
1.1.86.
“Register” means, collectively, AGA’s: (a) “securities register” as defined in section 1 of the Companies Act; and (b) “uncertificated securities register” as defined in section 1 of the Companies Act (which the Companies Act stipulates forms part of the “securities register”);

1.1.87.	“Regulations” means the regulations published in terms of section 223 of the Companies Act;
1.1.88.	“Reorganisation” shall have the meaning ascribed thereto in clause 2.3;
1.1.89.	“Retained Notes” shall have the meaning ascribed thereto in clause 2.8.1;
1.1.90.	“SARB” means the South African Reserve Bank;
1.1.91.
“Scheme” means the scheme of arrangement in terms of section 114 of the Companies Act, to be proposed by AGA to the AGA Shareholders, in terms of which, inter alia, the Scheme Participants will exchange their Scheme Shares for the right and obligation to have, ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares allotted and issued to the CS Depositary Nominee (to be held, ultimately, for the benefit of the Scheme Participants by the CS SA Nominee in the form of CS Listco DRs) by Listco. It is recorded that if there are any Previously Dissenting Shareholders, then the AGA Shares held by them will also be acquired by Listco in the manner and for the consideration described in clause 9;

1.1.92.	“Scheme Consideration Shares” means such number of new Listco Shares as equate to the total number of Scheme Shares less the number that equates to the total number of Subscription Shares;
1.1.93.
“Scheme Participants” means the AGA Shareholders who are registered as such in the Register at the Scheme Record Time and are entitled (as against AGA) to receive the Scheme Consideration Shares (being those AGA Shareholders who are registered as such in the Register at the Scheme Record Time and who, by the Scheme Record Time, either: (a) have not timeously delivered an appraisal rights demand to AGA in terms of section 164(5) to (8) of the Companies Act; or (b) have timeously delivered an appraisal rights demand to AGA in terms of section 164(5) to (8) of the Companies Act but have had their rights reinstated in terms of section 164(10) of the Companies Act);

1.1.94.
“Scheme Record Time” means 17h00 on the date upon which an AGA Shareholder must be recorded in the Register, in order to participate in the Scheme and to consequently receive the Scheme Consideration Shares, being the “record date” set by the AGA Board for such purpose in terms of section 59(1) of the Companies Act;

1.1.95.	“Scheme Shares” means all of the AGA Shares held by the Scheme Participants at the Scheme Record Time;
1.1.96.	“SEC” means the Securities and Exchange Commission of the United States;
1.1.97.	“Securities Act” means the U.S. Securities Act of 1933;
1.1.98.	“Signature Date” means the date on which the Party to this Agreement signing last in time signs this Agreement;
1.1.99.	“South Africa” means the Republic of South Africa, as constituted from time to time;
1.1.100.
“Step” means, collectively or individually, as the context may require, each of the 5 (five) steps contemplated in clause 2, which are respectively labelled (and referred to in this Agreements as) “Step 1” (constituting “Step 1A” and “Step 1B”), “Step 2”, “Step 3”, “Step 4” and “Step 5”, respectively;

1.1.101.	“Step 1 Direction” shall have the meaning ascribed thereto in clause 2.4.1.2;
1.1.102.	“Strate” means Strate Proprietary Limited (Registration No.: 1998/022242/07), a private company duly incorporated in accordance with the company laws of South Africa;
1.1.103.	“Subscription” means the transaction in terms of which AGA will subscribe for the Subscription Shares in consideration for the payment by AGA of an amount equal to the Subscription Consideration;

1.1.104.	“Subscription Consideration” means USD 46,000 (forty six thousand Dollars) to be paid by AGA to Listco in consideration for the Subscription Shares;
1.1.105.
“Subscription Date” means the date, after the Fulfilment Date, on which the Subscription is to be implemented, being the later of: (a) the calendar day after the date on which the last of the Pre-Steps is implemented; (b) the date which the AGA Shareholders’ Circular specifies is to be the date on which the Subscription is to be implemented; or (c) such other date as may be agreed in writing between the Parties;

1.1.106.	“Subscription Shares” means 46,000 (forty six thousand) Listco Shares to be allotted and issued in Step 1A;
1.1.107.
“Subsidiary” means a subsidiary of a company as contemplated by section 3 of the Companies Act including, for the avoidance of doubt, entities registered and incorporated outside of South Africa which would otherwise constitute a subsidiary if such entities were registered and incorporated in South Africa;

1.1.108.	“Takeover Regulation Panel” means the Takeover Regulation Panel of South Africa, established as such in terms of section 196 of the Companies Act;
1.1.109.
“Three Steps” means, collectively or individually, as the context may require, each of the Steps labelled “Step 1” (constituting “Step 1A” and “Step 1B”), “Step 2” and “Step 3”, respectively (but excluding “Step 4” and “Step 5”), which 3 (three) Steps constitute the Reorganisation;

1.1.110.	“Transfer Secretaries” means Computershare Investor Services Proprietary Limited (Registration No.: 2004/003647/07), a private company incorporated under the company laws of South Africa;
1.1.111.	“United Kingdom” means the United Kingdom of Great Britain and Northern Ireland, as constituted from time to time;
1.1.112.	“United States” or “U.S.” means the United States of America, as constituted from time to time;
1.1.113.	“USD” or “Dollar” means the United States Dollar, being the lawful currency of the United States; and
1.1.114.	“U.S. Exchange Agent” shall have the meaning ascribed thereto in clause 11.3.3.
1.2.	Unless inconsistent with the context in which it is used in this Agreement, a word or an expression which denotes:
1.2.1.	any one gender include the other of masculine, feminine and neuter;
1.2.2.	the singular include the plural and vice versa; and
1.2.3.	natural persons include created entities (corporate or unincorporate) and the state and vice versa.
1.3.
If any provision in a definition is a substantive provision, conferring rights or imposing obligations on either Party, effect shall be given thereto as if such provision were a substantive provision in the body of the Agreement, notwithstanding that such provision is only contained in the relevant definition.

1.4.
Where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall have the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined above in this clause 1.

1.5.	The headings to the paragraphs in this Agreement shall not be used in the interpretation thereof.

1.6.
When any number of days is prescribed in this Agreement, the same shall be reckoned exclusively of the first and inclusively of the last day, unless the last day falls on a day that is not a Business Day, in which case the last day shall be the next succeeding Business Day.

1.7.
When any number of years is prescribed in this Agreement, the same shall be calculated from a specific day of a calendar month in a specific year, to the numerically corresponding day and calendar month in the following year (or years, as the case may be), less 1 (one) day, unless the last day falls on a day that is not a Business Day, in which case the last day shall be the next succeeding Business Day.

1.8.	Any reference to business hours shall be construed as being the hours between 08h00 and 17h00 on any Business Day. Any reference to time shall be based upon South African Standard Time.
1.9.
The rule of construction that, in the event of ambiguity, the contract will be interpreted against the party responsible for the drafting thereof shall not apply in the interpretation of this Agreement.

1.10.
Any references to a statutory provision or enactment shall be a reference to such provision or enactment and to any regulation or order made under such provision or enactment, as in force at any time relevant to this Agreement.

1.11.
Save as may expressly otherwise be provided, any reference in this Agreement to “in writing”, “written” or the like shall include any form of written recordal, including e-mails, letters, memoranda, notes and formal agreements.

2.	INTRODUCTION
2.1.	The Parties record their intentions as set out in this clause 2.
2.2.	Pre-Steps: As at the Signature Date, Listco has been incorporated with, and AGA has subscribed for and been issued, the Founder Share. Prior to the Reorganisation:
2.2.1.
AGA will subscribe for, and Listco will issue to AGA, the Redeemable Preference Shares at a premium of GBP 1.20 (one Pound and twenty pence) per share (the total subscription price therefore being GBP 2.20 (two Pounds and twenty pence) per share including nominal value);

2.2.2.
Listco will undertake a share capital reduction to reduce GBP 1.00 (one Pound) of the premium paid on each of the Redeemable Preference Shares, thereby creating distributable reserves totalling GBP 50,000 (fifty thousand Pounds), which Listco will apply to funding the redemption of the Redeemable Preference Shares as set out in clause 2.4.2.1 below; and

2.2.3.	Listco will re-register as a public limited company and adopt the articles of association of a public limited company (the “Listco Articles”), clauses 2.2.1 to 2.2.3 constituting the “Pre-Steps” and any one of them being a “Pre-Step”.
2.3.
Following the completion of the Pre-Steps, the Parties intend to enter into a series of inter-conditional transactions in order to procure that, following the implementation of the Three Steps, Listco, having been incorporated in the United Kingdom, is established as the new holding company of the AGA Group, with its primary listing on the NYSE and with secondary listings on the JSE, A2X and the Ghana Stock Exchange (the “Reorganisation”). It is contemplated that the Reorganisation will comprise the three inter-conditional steps set out in clauses 2.4, 2.5 and 2.6 below.

2.4.	Step 1:
2.4.1.	Step 1A:
2.4.1.1.	AGA shall pay the Subscription Consideration to Listco;
2.4.1.2.	AGA shall effect a distribution in specie to the Scheme Participants, pursuant to which AGA shall simultaneously direct Listco to allot and issue the

Subscription Shares to the CS Depositary Nominee (as nominee for the CS Depositary) to be held, ultimately, for the benefit of the Scheme Participants by the CS SA Nominee in the form of CS Listco DRs (the “Step 1 Direction”);
2.4.1.3.	as soon as practicable following receipt of the Step 1 Direction, Listco shall allot and issue the Subscription Shares in accordance with the Step 1 Direction; and
2.4.1.4.
having issued the Subscription Shares to the CS Depositary Nominee, Listco will procure that the CS Depositary will in turn issue an equal number of CS Listco DRs, each representing an entitlement to a Subscription Share, to the CS SA Nominee who will hold such CS Listco DRs on behalf of the Scheme Participants in their respective pro rata portions.

2.4.2.	Step 1B: Forthwith after completion of Step 1A:
2.4.2.1.	Listco will redeem the Redeemable Preference Shares at nominal value, as a result of which the Redeemable Preference Shares will then automatically be treated as cancelled under English law; and
2.4.2.2.	AGA will Gift the Founder Share to Listco and Listco will then take the necessary steps to cancel the Founder Share.
2.4.3.
After the implementation of Step 1, the registered shareholder of Listco will be the CS Depositary Nominee (with the respective pro rata portions of the Subscription Shares to be held, ultimately, for the benefit of the Scheme Participants by the CS SA Nominee in the form of CS Listco DRs) and AGA will no longer hold any shares in Listco.

2.5.
Step 2: Subject to the completion of Step 1, it is the present non-binding intention of AGA, without being bound to do so, to accept the AGAH Sale Offer and to sell all of the shares that it holds in AGAH (being the AGAH Sale Shares and constituting the entire issued share capital of AGAH) to Listco, in consideration for the issue by Listco to AGA of the Purchase Consideration Notes in accordance with the provisions of the AGAH Sale Offer Document. The aforesaid sale (being the AGAH Sale) will require the approval of the AGA Shareholders in terms of section 112 of the Companies Act.

2.6.	Step 3:
2.6.1.
Subject to the completion of Step 2, AGA will implement the Scheme, in terms of which the Scheme Participants will exchange their AGA Shares for the right and obligation to have, ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares issued to the CS Depositary Nominee (to be held, ultimately, for the benefit of the Scheme Participants by the CS SA Nominee in the form of CS Listco DRs) by Listco. The CS Depositary Nominee will hold the Scheme Consideration Shares as nominee for the CS Depositary. Listco will procure that the CS Depositary will in turn issue an equal number of CS Listco DRs, each representing an entitlement to a Scheme Consideration Share, to the CS SA Nominee who will hold such CS Listco DRs on behalf of the Scheme Participants in their respective pro rata portions.

2.6.2.
Listco will procure that the CS SA Nominee will: (a) instruct the CS Depositary to (i) cancel the relevant proportion of all CS Listco DRs attributable to Scheme Participants who are not Listco Affiliates and (ii) procure that the CS Depositary Nominee transfers the legal title to the corresponding number of Subscription Shares and Scheme Consideration Shares to Cede (as nominee for DTC). Cede will hold such Listco Shares on its customary terms for, ultimately, the benefit of the Scheme Participants, with the relevant DTC participant being credited by DTC with a corresponding number of book-entry interests in respect of the Listco Shares to which they are entitled; and (b) transfer the CS Listco DRs attributable to Scheme Participants who are Listco Affiliates to such Listco Affiliates.

2.7.
After the Reorganisation has been implemented: (a) the Scheme Participants will beneficially hold the entire issued share capital of Listco; (b) Listco, in turn, will hold the entire issued share capital of each of AGAH and AGA (save in respect of those AGA Shareholders who: (i) have timeously delivered an appraisal rights demand to AGA in terms of section 164(5) to (8) of the Companies Act; and (ii) have not had their rights reinstated in terms of section 164(10) of the Companies Act by the Scheme Record Time); and (c) the Purchase Consideration Notes issued by Listco will be held by AGA.

2.8.	Step 4: Following the Reorganisation:
2.8.1.
AGA intends to declare as a distribution in specie to Listco (“Step 4 Distribution”) a portion of the Purchase Consideration Notes (“Distributed Notes”) and retain the balance of the Purchase Consideration Notes (“Retained Notes”). AGA intends that the: (a) Retained Notes shall be equal to such number of the Purchase Consideration Notes that, in aggregate, have a face value equal to the aggregate amount of dividends tax that will be payable by AGA as a result of the Step 4 Distribution; and (b) Distributed Notes shall be equal to the maximum number of the Purchase Consideration Notes that can be distributed whilst ensuring that the Retained Notes are sufficient to meet the requirements of the aforesaid (a). The Distributed Notes will be extinguished by operation of law by virtue of Listco being both the issuer and holder of the Distributed Notes; and

2.8.2.
in order to ensure that when AGA makes the Step 4 Distribution it is solvent and liquid for purposes of section 46 of the Companies Act, it intends, before declaring the Step 4 Distribution, to enter into the Credit Support Agreement with AGAH.

2.9.	Step 5: Following the Reorganisation:
2.9.1.
AGA will: (a) adopt the necessary special resolutions to approve the amendment of its memorandum of incorporation to convert AGA from a public company to a private company (and thereby amending its registered name from “AngloGold Ashanti Limited” to “AngloGold Ashanti Proprietary Limited”); and (b) file the aforementioned amended memorandum of incorporation and special resolutions, together with a notice of amendment, with CIPC in order to obtain an amended registration certificate (the “Amended Certificate”) from CIPC (in terms of section 16(9)(a), as read with section 16(8)(b)(i), of the Companies Act). Upon the issue of the Amended Certificate by CIPC, the aforesaid conversion shall be effective on the date (the “Conversion Date”) set out in the Amended Certificate (the “Conversion”); and

2.9.2.	AGA will make an election on IRS Form 8832 to be treated as disregarded from Listco for U.S. federal tax purposes effective as of the Conversion Date (the “Election”).
2.10.
Accordingly, the Parties have entered into this Agreement to record in writing the terms upon and conditions subject to which the Parties will give effect to and implement the Pre-Steps, Step 1, Step 3, Step 4 and Step 5, with Step 2 being regulated in terms of the AGAH Sale Offer Document.

3.	SEQUENCE OF STEPS
3.1.
The Parties hereby agree that the Reorganisation will be constituted by the Three Steps and that the Pre-Steps, Three Steps, Step 4 and Step 5 will be implemented in the order in which they are described in clause 2, with each Pre-Step and Step only being implemented after all of the preceding Pre-Steps and Steps have been fully implemented and with each of the Three Steps being implemented in accordance with the timing thereof set out in the AGA Shareholders’ Circular.

3.2.	The Parties agree that the failure or inability to implement any one or more of the Three Steps shall result in the failure of all of the Three Steps comprising the Reorganisation. In this regard, if either Step 2 or Step 3 are not ultimately implemented, whilst Step 1 (or Step 1 and Step 2, as applicable) have been implemented, the Parties agree that the unwind mechanism in clause 14 shall apply and undertake to take all such actions as may be required to give effect to such unwind mechanism.
3.3.
The intention of the Parties is that the Three Steps, Step 4 and Step 5, collectively, be treated as a tax-free F reorganization for U.S. federal income tax purposes pursuant to Section 368(a)(1)(F) of the Internal Revenue Code of 1986 (26 U.S.C.).

4.	CONDITIONS PRECEDENT AND MATERIAL ADVERSE EFFECT
4.1.
The whole of this Agreement, save for the provisions of clause 1, clause 2.2, this clause 4, clause 5 and clauses 17 to 32 (both inclusive), which shall be of immediate force and effect on the Signature Date (“Immediately Operative Provisions”), is subject to the fulfilment or waiver (as the case may be) of the following suspensive conditions, namely that, by no later than February 29, 2024 (or such later date that the Parties may agree to in writing prior to such date) (“Long Stop Date”):

4.1.1.	the AGAH Sale Offer Document has been signed by Listco and delivered to AGA;
4.1.2.	Listco has procured that the Listco Shares are approved for listing on the NYSE, subject only to official notice of issuance;
4.1.3.
an independent expert as referred to in section 114(2) of the Companies Act and (to the extent required by the Takeover Regulation Panel) Regulation 90 (the “Independent Expert”) has been retained by AGA and the Independent Expert has issued a final report dealing with the matters listed in section 114(3) of the Companies Act and (to the extent required by the Takeover Regulation Panel) Regulation 90, which report shall express a fair and reasonable opinion, as required in terms of Regulation 110(1) and defined in Regulation 81(h), and the aforementioned report has been distributed to all of the AGA Shareholders;

4.1.4.	should the implementation of the AGAH Sale and/or the Scheme be subject to approval by a court in terms of the provisions of section 115(2)(c) of the Companies Act, such approval has been obtained;
4.1.5.
subject to clauses 4.4 and 4.5, AGA has not, by the expiry of the 20 (twenty) Business Day period contemplated in section 164(7)(a) or (b) (as the case may be), received valid demands in respect of AGA Shares, as contemplated in section 164(5) to (8) of the Companies Act (whether in relation to Step 2 or Step 3), that, in aggregate, represent more than 3.5% (three point five percent) of the voting rights attaching to all AGA Shares then in issue;

4.1.6.	the AGA Shareholders have passed the resolution required in terms of section 112, as read with section 115(2), of the Companies Act to approve the AGAH Sale;
4.1.7.
the AGA Shareholders have passed such resolutions by the requisite majority of AGA Shareholders as may be required in terms of the Companies Act and the Regulations to approve the Scheme, including in particular, the resolution contemplated in section 115(2) of the Companies Act;

4.1.8.	the AGA Shareholders have conditionally passed special resolutions pursuant to section 164(9)(c) of the Companies Act revoking each of the resolutions referred to in clauses 4.1.6 and 4.1.7;
4.1.9.	such approvals from the JSE as may be required by and in terms of the JSE Listings Requirements in connection with the Reorganisation have been received, including (amongst other things):

4.1.9.1.
the approval by the JSE of Step 2 and Step 3 (such approval being in such form as is customarily issued by the JSE in relation to transactions similar to Step 2 and Step 3) and of all documentation required by the JSE to be submitted to it in connection with Step 2 and Step 3; and

4.1.9.2.
the admission to listing by way of the secondary listing of all Listco Shares on the main board of the JSE, including in particular, the Subscription Shares and the Scheme Consideration Shares, and the approval by the JSE of all documentation required by the JSE to be submitted to it in connection with such listing;

4.1.10.
the SEC has made a declaration confirming the effectiveness of Listco’s registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 is in effect and no proceedings for such purpose are pending before or threatened by the SEC;

4.1.11.
Listco, AGA and AGAH have executed and delivered to The Bank of New York Mellon, as trustee, in form satisfactory to The Bank of New York Mellon acting reasonably, an indenture supplemental to the indenture dated as of 28 April 2010 and entered into between AGAH (as issuer), AGA (as guarantor) and the aforesaid trustee, in connection with the assumption by Listco of the due and punctual performance of the guarantees and the performance or observance of every covenant of the aforesaid indenture on the part of AGA to be performed or observed, which supplemental indenture will become effective upon the implementation of Step 2;

4.1.12.	if and to the extent required, any other regulatory approvals, consents or rulings necessary to implement the Reorganisation have been obtained; and
4.1.13.	AGA has not, prior to the Material Adverse Effect Long Stop, exercised its right to cancel this Agreement as a result of the occurrence of a Material Adverse Effect in terms of clause 4.7.
4.2.
The Parties undertake to each other to use their reasonable commercial endeavours and to cooperate with each other in good faith to achieve the fulfilment of the Conditions Precedent on or before the Long Stop Date.

4.3.
The Conditions Precedent contained in clause 4.1 (excluding clauses 4.1.5 and 4.1.13) have been inserted for the benefit of both of the Parties, which Conditions Precedent the Parties shall be entitled to waive (in whole or in part and only to the extent that such waiver is not a breach of law) by way of a written agreement at any time prior to the Long Stop Date.

4.4.
The Conditions Precedent contained in clauses 4.1.5 and 4.1.13 have been inserted for the benefit of AGA which shall be entitled to waive fulfilment of same (in whole or in part) at any time prior to the Long Stop Date.

4.5.	Notwithstanding anything to the contrary contained in this clause 4:
4.5.1.
subject to clause 4.5.2, any Condition Precedent, which is capable of waiver in terms of clauses 4.3 or 4.4 and in respect of which events have occurred which would, but for this clause 4.5.1, have caused the Condition Precedent in question to fail (the “Potentially Failed CP”), shall not fail until the Long Stop Date and then only if not waived prior to the Long Stop Date; and

4.5.2.
if the Party or Parties entitled to waive a Potentially Failed CP have notified the other Party in writing that they irrevocably undertake not to waive the Potentially Failed CP, then the Potentially Failed CP shall fail forthwith upon the delivery of the aforesaid irrevocable undertaking.

4.6.
Unless all the Conditions Precedent have been fulfilled or waived by not later than the Long Stop Date, the provisions of this Agreement save for Immediately Operative Provisions, which will remain of full force and effect, will never become of any force or effect and the status quo ante will be restored as near as may be possible and none of the Parties will have any claim against any other in terms hereof or arising from the failure of the Conditions Precedent, save for any claims arising from a breach of clause 4.2 and/or any prior breach of any of the provisions of this Agreement which became effective prior to the Fulfilment Date.
4.7.
Notwithstanding anything to the contrary contained in this Agreement, AGA shall be entitled to cancel this Agreement by means of a written notice to Listco at any time prior to the Material Adverse Effect Long Stop if a Material Adverse Effect has occurred.

PART A – PRE-STEPS
5.	IMPLEMENTATION OF THE PRE-STEPS
5.1.	As at the date of this Agreement, Listco has been incorporated with, and AGA has subscribed for and been issued, the Founder Share.
5.2.	The Parties hereby undertake that prior to the Reorganisation:
5.2.1.
AGA shall subscribe for, and Listco shall issue to AGA, the Redeemable Preference Shares at a premium of GBP 1.20 (one Pound and twenty pence) per share (the total subscription price therefore being GBP 2.20 (two Pounds and twenty pence) per share including nominal value);

5.2.2.
Listco shall undertake a share capital reduction to reduce GBP 1.00 (one Pound) of the premium paid on each of the Redeemable Preference Shares, thereby creating distributable reserves totalling GBP 50,000 (fifty thousand Pounds), which Listco will apply to funding the redemption of the Redeemable Preference Shares as set out in clause 6.4.1 below; and

5.2.3.	Listco shall re-register as a public limited company from a private limited company and shall adopt the Listco Articles.
PART B – STEP 1
6.	SUBSCRIPTION AND DISTRIBUTION OF THE SUBSCRIPTION SHARES AND LISTCO REDEMPTIONS AND CANCELLATIONS
Step 1A:
6.1.
On the Subscription Date, AGA shall pay the Subscription Consideration to Listco and simultaneously effect a distribution in specie to the Scheme Participants, in accordance with which AGA shall make the Step 1 Direction.

6.2.
As soon as reasonably practicable following receipt of the Step 1 Direction, Listco shall allot and issue the Subscription Shares in accordance with the Step 1 Direction to the CS Depositary Nominee. The CS Depositary Nominee will hold such Subscription Shares as nominee for the CS Depositary. Listco will procure that the CS Depositary will in turn issue an equal number of CS Listco DRs, each representing an entitlement to a Subscription Share, to the CS SA Nominee who will hold such CS Listco DRs for the benefit of the Scheme Participants in their respective pro rata portions.

6.3.
In order to facilitate the unwind provisions in clause 14, Listco shall be entitled, pursuant to the Listco Articles, on written notice to the CS Depositary Nominee, to instruct that the CS Depositary Nominee (acting ultimately for and on behalf of the Scheme Participants) transfers the Subscription Shares to AGA for nil consideration (in connection with which it is noted that the CS Depositary shall cancel the CS Listco DRs) and AGA shall accept such shares, as further contemplated in clause 14.

Step 1B:
6.4.	The Parties hereby agree that, forthwith following completion of Step 1A and the CS Depositary Nominee being entered as a registered shareholder of Listco for the purposes contemplated in clause 6.2:

6.4.1.	Listco shall redeem the Redeemable Preference Shares held by AGA at nominal value, as a result of which the Redeemable Preference Shares will automatically be treated as cancelled under English law;
6.4.2.	AGA shall Gift the Founder Share to Listco; and
6.4.3.	Listco shall take the necessary steps to cancel the Founder Share, thereby resulting in AGA ceasing to have any shareholding in Listco (the “Listco Spin-Off Completion”).
PART C – STEP 2
7.	IMPLEMENTATION OF STEP 2
Subject to Step 1 being implemented, the Parties hereby agree to procure that, following the acceptance (if any) by AGA of the AGAH Sale Offer, Step 2 shall be implemented on the AGAH Sale Effective Date in accordance with, and in terms of, the provisions of the AGAH Sale Offer Document.
PART D – STEP 3
8.	THE SCHEME
8.1.	AGA hereby undertakes to Listco that the AGA Board will propose, to the AGA Shareholders, the Scheme between AGA and the AGA Shareholders in accordance with the terms set out in this Agreement.
8.2.	AGA further undertakes to Listco to comply with the provisions of the Companies Act and the Regulations applicable to it in terms of the Scheme, including:
8.2.1.
preparing a draft of the AGA Shareholders’ Circular in accordance with the Companies Act, the Regulations and the JSE Listings Requirements and providing such draft to Listco for Listco’s reasonable comments (which comments (if any) Listco undertakes to provide to AGA as soon as reasonably practicable);

8.2.2.
incorporating any reasonable comments of Listco in a final draft of the AGA Shareholders’ Circular and providing such final draft to Listco for Listco’s approval (which approval Listco shall not unreasonably withhold or delay);

8.2.3.
circulating the AGA Shareholders’ Circular to the AGA Shareholders in accordance with the Companies Act, the Regulations and the JSE Listings Requirements. Listco hereby undertakes to do all such things as AGA may reasonably require of Listco in order for the Reorganisation to be implemented in accordance with the AGA Shareholders’ Circular;

8.2.4.
that the Independent Board shall, after having received and taken cognisance of the Independent Expert’s report and opinion referred to in clause 10, and such other matters as the Independent Board considers relevant, communicate its opinion to the AGA Shareholders, in the AGA Shareholders’ Circular, which opinion shall comply with Regulation 110;

8.2.5.
to do all things required by AGA and/or the Independent Board in terms of this Agreement in order to convene the AGA Shareholders’ Meeting for the purpose of the AGA Shareholders considering and voting on the approval of the Scheme;

8.2.6.
to transmit the AGA Shareholders’ Circular, and any notices, reports and/or communications that are made generally available by AGA to AGA Shareholders regarding the Scheme to the ADS Depositary and, by written request to the ADS Depositary, procure the transmittal of the AGA Shareholders’ Circular and any required notices, report and/or communications to the AGA ADS Holders, in accordance with the procedures described in the AGA Deposit Agreement;

8.2.7.
to procure, by written request to the ADS Depositary, the mailing of a notice, including a voter instruction card, to AGA ADS Holders so that they may vote the AGA Shares held by the ADS Depositary as AGA ADSs, in the AGA Shareholders’ Meeting for the purpose of voting on the approval of the Scheme in accordance with the voting procedures described in the AGA Deposit Agreement;

8.2.8.	if the Scheme is approved by the AGA Shareholders, to do all things required to implement the Scheme on (but not before) the Operative Date; and
8.2.9.
without derogating from the generality of the provisions of clause 8.2.8, to procure that upon receipt by the Transfer Secretaries of notice of the issue by Listco of the Scheme Consideration Shares, the Transfer Secretaries shall perform all of the steps provided for in clauses 11 and 12 below such that Listco will become the owner and registered holder of all of the AGA Shares.

8.3.
Listco hereby undertakes to comply with the provisions of the JSE Listings Requirements, U.S. securities laws and the rules and regulations of the SEC applicable to it in connection with the issuance of Listco Shares pursuant to the Reorganisation, including: (a) the preparation and filing with the SEC of a registration statement on Form F-4 and any supplements or amendments thereto and together with any exhibits and documents ancillary thereto, to effect the registration of such issuance under the Securities Act; and (b) the preparation and filing with the NYSE of a listing application and all supporting documentation relating thereto to obtain authorisation to list the Listco Shares on the NYSE.

8.4.	The Scheme shall be implemented on (but not before) the Operative Date as follows (and in accordance with clauses 11 and 12):
8.4.1.
the Scheme Participants (whether they voted in favour of the Scheme or not or abstained or refrained from voting) shall ipso facto be deemed to dispose of their respective AGA Shares, together with all right, title and interest therein, free from all Encumbrances;

8.4.2.	Listco shall acquire from the Scheme Participants registered and beneficial ownership of their AGA Shares, free from all Encumbrances;
8.4.3.
the Scheme Participants shall be entitled to receive, in exchange for their Scheme Shares, both (but not only one of) the right and obligation to have, ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares allotted and issued to the CS Depositary Nominee (to be held, ultimately, for the benefit of the Scheme Participants by the CS SA Nominee in the form of CS Listco DRs) by Listco;

8.4.4.
the CS Depositary Nominee will hold the Scheme Consideration Shares as nominee for the CS Depositary. Listco will procure that the CS Depositary will in turn issue an equal number of CS Listco DRs, each representing an entitlement to a Scheme Consideration Share, to the CS SA Nominee who will hold such CS Listco DRs on behalf of the Scheme Participants in their respective pro rata portions;

8.4.5.
Listco will then procure that the CS SA Nominee will instruct the CS Depositary to: (a) cancel the relevant proportion of all CS Listco DRs attributable to Scheme Participants who are not Listco Affiliates; and (b) procure that the CS Depositary Nominee transfers the legal title to the corresponding number of Subscription Shares and Scheme Consideration Shares to Cede (as nominee for DTC). Cede will hold such shares on its customary terms for, ultimately, the benefit of the Scheme Participants, with the relevant DTC participant being credited by DTC with a corresponding number of book-entry interests in respect of the Listco Shares to which they are entitled. The CS SA Nominee will transfer the remaining CS Listco DRs attributable to Scheme Participants who are Listco Affiliates to such Listco Affiliates; and

8.4.6.
each Scheme Participant shall (after receipt of the Subscription Shares pursuant to Step 1 and the Scheme Consideration Shares pursuant to Step 3) hold beneficial ownership of one Listco Share for every AGA Share held as at the Scheme Record Time.

8.5.	AGA Shares held by any Previously Dissenting Shareholders shall be acquired by Listco in the manner, and for the consideration, described in clause 9.
8.6.
In respect of those AGA Shareholders who: (a) have validly delivered an appraisal rights demand to AGA in terms of section 164(5) to (8) of the Companies Act; and (b) have not had their rights reinstated in terms of section 164(10) of the Companies Act before the Acceptance Deadline, AGA will (in accordance with section 164 of the Companies Act) pay to such AGA Shareholders, in cash, an amount equal to the fair value of their AGA Shares in accordance with section 164 of the Companies Act, whereafter such AGA Shares will be cancelled by AGA and restored to the authorised, but unissued, share capital of AGA.

9.	PREVIOUSLY DISSENTING SHAREHOLDERS
The Parties agree that, if and to the extent there are any Previously Dissenting Shareholders, those Previously Dissenting Shareholders shall, as and when AGA so determines (with the consent of Listco, not to be unreasonably withheld or delayed) but only after it is certain (in terms of section 164(9) and (10) of the Companies Act) that they are Previously Dissenting Shareholders (the “PDS Exit Date”), be treated as follows:
9.1.
the Previously Dissenting Shareholders shall, pursuant to the terms of the Scheme and section 164(10) of the Companies Act, ipso facto be deemed to dispose of their respective AGA Shares (the “PDS Scheme Shares”), together with all right, title and interest therein, free from all Encumbrances, to Listco;

9.2.	Listco shall acquire from the Previously Dissenting Shareholders registered and beneficial ownership of their PDS Scheme Shares, free from all Encumbrances;
9.3.
each of the Previously Dissenting Shareholders shall be entitled to receive (pursuant to the terms of the Scheme and section 164(10) of the Companies Act), in exchange for its PDS Scheme Shares, both (but not only one of) the right and obligation to have, ipso facto and without any action on the part of such Previously Dissenting Shareholder, such number of fully paid Listco Shares as represent the number of the Listco Shares to which it would have been entitled under the Scheme had it been a Scheme Participant (calculated by multiplying the number of PDS Scheme Shares of such Previously Dissenting Shareholder by the PDS Scheme Equivalent Fraction and in the event that the aggregate number of such Listco Shares includes a fraction, such aggregate shall be rounded up to the nearest whole number), allotted and issued to the CS Depositary Nominee (to be held, ultimately, for the benefit of such Previously Dissenting Shareholder by the CS SA Nominee in the form of CS Listco DRs) by Listco and Listco shall allot and issue such Listco Shares to the CS Depositary Nominee for the benefit of such Previously Dissenting Shareholder (the Listco Shares issued pursuant to this clause 9.3 being the “PDS Scheme Consideration Shares”);

9.4.
the CS Depositary Nominee will hold the PDS Scheme Consideration Shares of each Previously Dissenting Shareholder as nominee for the CS Depositary and Listco will procure that the CS Depositary will in turn issue an equal number of CS Listco DRs, each representing an entitlement to a PDS Scheme Consideration Share, to the CS SA Nominee, who will hold such CS Listco DRs on behalf of such Previously Dissenting Shareholder;

9.5.
immediately following the allotment and issue of the PDS Scheme Consideration Shares, Listco shall, in order to ensure that each Previously Dissenting Shareholder is treated in the same way as a Scheme Participant, undertake a bonus issue (pursuant to an ordinary resolution) to the CS Depositary Nominee (to be held, ultimately, for the benefit of such Previously Dissenting Shareholder by the CS SA Nominee in the form of CS Listco DRs) of such number of fully paid Listco Shares as represent the number of Listco Shares to which such Previously Dissenting Shareholder would have been entitled pursuant to Step 1 had it been a Scheme Participant (calculated by multiplying the number of PDS Scheme Shares of such Previously Dissenting Shareholder by the PDS Step 1 Equivalent Fraction and in the event the aggregate number of such Listco Shares includes a fraction, such aggregate shall be rounded down to the nearest whole number) (the Listco Shares issued pursuant to this clause 9.5 being the “PDS Step 1 Equivalent Shares”);

9.6.
the CS Depositary Nominee will hold the PDS Step 1 Equivalent Shares of each Previously Dissenting Shareholder as nominee for the CS Depositary and Listco will procure that the CS Depositary will in turn issue an equal number of CS Listco DRs, each representing an entitlement to a PDS Step 1 Equivalent Share, to the CS SA Nominee who will hold such CS Listco DRs on behalf of such Previously Dissenting Shareholder;

9.7.
each Previously Dissenting Shareholder shall (following the allotment and issue of the PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares and once such Listco Shares are aggregated) hold beneficial ownership of one Listco Share for each PDS Scheme Share previously held;

9.8.
Listco will then, if permissible under applicable DTC rules and regulations, procure that the CS SA Nominee will instruct the CS Depositary to: (a) cancel all CS Listco DRs attributable to the Previously Dissenting Shareholder in question; and (b) procure that the CS Depositary Nominee transfers the legal title to the PDS Scheme Consideration Shares and the PDS Step 1 Equivalent Shares to Cede (as nominee for DTC). Cede will hold such Listco Shares on its customary terms, ultimately, for the benefit of such Previously Dissenting Shareholder, with the relevant DTC participant credited by DTC with a corresponding number of book-entry interests in respect of the Listco Shares to which they are entitled; and

9.9.
notwithstanding the date on which a particular AGA Shareholder becomes a Previously Dissenting Shareholder, the PDS Scheme Shares shall be transferred to Listco, and the PDS Scheme Consideration Shares and the PDS Step 1 Equivalent Shares shall be allotted and issued to the CS Depositary Nominee (to be held, ultimately, for the benefit of the Previously Dissenting Shareholders by the CS SA Nominee in the form of CS Listco DRs), on the PDS Exit Date in question.

10.	THE INDEPENDENT EXPERT’S REPORT
10.1.
It is recorded that AGA has appointed an Independent Expert as referred to in section 114(2) of the Companies Act and (to the extent required by the Takeover Regulation Panel) Regulation 90 to, inter alia, prepare a report in terms of section 114(3) of the Companies Act and (to the extent required by the Takeover Regulation Panel) Regulation 90, which report shall express a fair and reasonable opinion, as required in terms of Regulation 110(1) and defined in Regulation 81(h). The aforementioned report shall be made available to the Independent Board and shall be included in the AGA Shareholders’ Circular for distribution to the AGA Shareholders.

10.2.	The costs incurred by AGA in respect of the appointment and report referred to in clause 10.1 above will be for the account of AGA.
11.	DELIVERY OF THE AGA SHARES AND LISTCO SHARES
11.1.
The delivery of the Subscription Shares, the Scheme Shares, the Scheme Consideration Shares, the PDS Scheme Shares, the PDS Scheme Consideration Shares and the PDS Step 1 Equivalent Shares shall be implemented as set out in this clause 11.

11.2.	The Scheme shall be implemented:
11.2.1.	in relation to the Scheme Shares and the Scheme Consideration Shares, on (but not before) the Operative Date by:
11.2.1.1.	the delivery by AGA to Listco of documentary proof, satisfactory to Listco acting reasonably, that the Scheme Shares have been registered in the name of Listco by the Transfer Secretaries; and
11.2.1.2.
the allotment and issue by Listco of the Scheme Consideration Shares to the CS Depositary Nominee (with the respective pro rata portions of the Scheme Consideration Shares to be held, ultimately, for the benefit of the Scheme Participants by the CS SA Nominee in the form of CS Listco DRs) in exchange for the Scheme Shares;

11.2.2.
(if there are any Previously Dissenting Shareholders then) in relation to the PDS Scheme Shares and the PDS Scheme Consideration Shares in question, as soon as reasonably possible after the applicable PDS Exit Date by:

11.2.2.1.	the delivery by AGA to Listco of documentary proof, satisfactory to Listco acting reasonably, that the PDS Scheme Shares have been registered in the name of Listco by the Transfer Secretaries; and
11.2.2.2.
the allotment and issue by Listco of the PDS Scheme Consideration Shares to the CS Depositary Nominee (with the respective pro rata portions of the PDS Scheme Consideration Shares to be held, ultimately, for the benefit of the Previously Dissenting Shareholders by the CS SA Nominee in the form of CS Listco DRs) in exchange for the PDS Scheme Shares.

11.3.
The Scheme Participants who are not Listco Affiliates shall, upon the transfer of the legal title to the Subscription Shares and the Scheme Consideration Shares to Cede (as nominee for DTC), and the Previously Dissenting Shareholders (if any) shall, upon the transfer of the legal title to the PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares to Cede (as nominee for DTC):

11.3.1.
if they are Certificated AGA Shareholders, have their AGA Shares transferred to Listco and the DTC book-entry interests in respect of the Subscription Shares and Scheme Consideration Shares or PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares (as the case may be) credited to the relevant DTC participant, with a corresponding number of book-entry interests issued by Strate subsequently delivered to the CSDP account of Computershare Proprietary Limited (in its ongoing capacity as a CSDP and nominee for such Certificated AGA Shareholders) who shall mail a notice and instruction form for the surrender of their Documents of Title in respect of their AGA Shares and provide instructions on how to receive their Subscription Shares and Scheme Consideration Shares or PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares (as the case may be);

11.3.2.
if they are Dematerialised AGA Shareholders (other than the ADS Depositary), have their AGA Shares transferred to Listco and the DTC book-entry interests in respect of the Subscription Shares and Scheme Consideration Shares or PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares (as the case may be) credited to the relevant DTC participant, with a corresponding number of book-entry interests issued by Strate subsequently delivered to their CSDP or broker, by the crediting of their accounts with the entitlements to the Subscription Shares and Scheme Consideration Shares or PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares (as the case may be), in terms of the custody agreement entered into between such Scheme Participants or Previously Dissenting Shareholders and their CSDP or broker (as the case may be);

11.3.3.
if they are the ADS Depositary, have their AGA Shares transferred to Listco, and be replaced by Computershare Trust Company N.A., in its separate capacity as U.S. exchange agent (the “U.S. Exchange Agent”), which shall oversee the management of the allocation of entitlements to the Subscription Shares and Scheme Consideration Shares to AGA ADS Holders, which shall occur as follows:

11.3.3.1.
with respect to AGA ADS Holders who hold AGA ADRs, the Subscription Shares and Scheme Consideration Shares shall be transferred to Cede, with book-entry interests credited to the DTC custodial account of the U.S. Exchange Agent, who shall mail a notice and form of letter of transmittal calling for the surrender of their AGA ADRs and providing instructions on how to receive delivery of the Subscription Shares and Scheme Consideration Shares;

11.3.3.2.	with respect to AGA ADS Holders who hold AGA ADSs in dematerialised, registered form, the Subscription Shares and Scheme Consideration Shares

shall be transferred to Cede, with book-entry interests credited to the DTC custodial account of the U.S. Exchange Agent, who shall mail a notice providing instructions on how to receive delivery of the Subscription Shares and Scheme Consideration Shares; and
11.3.3.3.
with respect to AGA ADS Holders who hold AGA ADSs through a securities intermediary that is a direct or indirect participant in DTC, the Subscription Shares and Scheme Consideration Shares shall be transferred to Cede, with book-entry interests credited in their securities accounts through DTC without any action on their part.

11.4.
The Scheme Participants who are Listco Affiliates shall have their AGA Shares transferred to Listco, the legal title to their Subscription Shares and Scheme Consideration Shares shall remain with the CS Depositary Nominee, and the corresponding CS Listco DRs issued by the CS Depositary shall be transferred from the CS SA Nominee to such Listco Affiliates.

12.	OWNERSHIP, RISK AND BENEFIT
12.1.	On delivery to Listco of the Scheme Shares by the Scheme Participants or the PDS Scheme Shares by the Previously Dissenting Shareholders (if any) (as the case may be), Listco shall:
12.1.1.	become the owner of the Scheme Shares or the PDS Scheme Shares (as the case may be); and
12.1.2.	be entitled to all benefits and subject to all risks attaching to the Scheme Shares or the PDS Scheme Shares (as the case may be).
12.2.
On delivery by Listco of beneficial interests in the Subscription Shares and Scheme Consideration Shares to the Scheme Participants or beneficial interests in the PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares to the Previously Dissenting Shareholders (if any) (as the case may be), the Scheme Participants and Previously Dissenting Shareholders (if any) (as the case may be) shall:

12.2.1.
become the beneficial owners of their respective pro rata portions of the Subscription Shares and Scheme Consideration Shares or of the PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares (as the case may be); and

12.2.2.
be entitled to all benefits and subject to all risks attaching to the Subscription Shares and Scheme Consideration Shares or PDS Scheme Consideration Shares and PDS Step 1 Equivalent Shares (as the case may be).

13.	DELISTING OF THE AGA SHARES AND THE AGA ADSs
AGA undertakes, on implementation of the Scheme and on Listco becoming the sole holder of the AGA Shares, to procure the delisting of the AGA Shares from the main board of the JSE as its primary listing, and any other secondary registrations it may have in any and all other jurisdictions. AGA further undertakes to cause the termination of the AGA ADS Program and the delisting of the AGA ADSs from the NYSE.
PART E – UNWIND
14.	POSSIBLE UNWIND OF STEP 1 AND STEP 2
14.1.
As contemplated in clause 3, the Three Steps will be implemented in the order in which they are described in clause 2, with each of the Three Steps only being implemented after all of the preceding Steps have been fully implemented. If one or more of the later Steps are not ultimately implemented and yet one or more of the earlier ones are implemented, the Parties agree it will be necessary to unwind (to the extent possible) those Steps that have been implemented. In that event, the Parties have agreed to unwind the Steps in question as contemplated in this clause 14.

14.2.
If Step 1 is implemented, but neither Step 2 nor Step 3 is implemented by the end of the 3rd (third) Business Day thereafter (or such later date as determined by the AGA Board) (the “Implementation Deadline”), then the Parties agree that the following shall apply:

14.2.1.
Listco shall be entitled, pursuant to the Listco Articles, on written notice to the CS Depositary Nominee, to instruct that the CS Depositary Nominee (acting ultimately for and on behalf of the Scheme Participants) transfers the Subscription Shares to AGA for nil consideration (in connection with which it is noted that the CS Depositary shall cancel the CS Listco DRs) and AGA shall accept such shares;

14.2.2.	AGA and Listco shall do all such things as may be necessary to ensure that the Subscription Shares are delivered, and ownership therein passes, to AGA; and
14.2.3.	the Parties shall use reasonable endeavours to procure that the CS Depositary Nominee complies with the provisions of this clause 14.2.
14.3.
If Step 1 and Step 2 are both implemented, but Step 3 is not implemented by the Implementation Deadline, then the AGAH Sale Resolutive Condition shall have been fulfilled and the Parties agree that the following shall apply:

14.3.1.	First, Step 2 shall be unwound by virtue of the AGAH Sale Resolutive Condition having been fulfilled and, in order to implement the foregoing:
14.3.1.1.
AGA and Listco shall do all such things as may be necessary to restore the status quo ante immediately before the implementation of the AGAH Sale, including: (a) returning (or procuring the return of) to AGA and Listco (as the case may be) the documents delivered pursuant to clause 6.1 (Implementation of the AGAH Sale) of the Offer Document; and (b) the delivery by Listco to AGA of duly completed and executed transfer forms, which comply with the articles of association of AGAH, and all such other documents as may be required to procure the transfer of the title of the AGAH Sale Shares to AGA;

14.3.1.2.	AGA shall, by virtue of the foregoing, once again be the owner of the AGAH Sale Shares;
14.3.1.3.	Listco shall procure that AGAH delivers to AGA:
14.3.1.3.1.	a copy of the resolution of the board of directors of AGAH approving the registration of the transfer of the AGAH Sale Shares from Listco to AGA;
14.3.1.3.2.	an extract of the register of members of AGAH which records AGA as being the registered owner and holder of the AGAH Sale Shares;
14.3.1.3.3.	new share certificates which reflect AGA as being the registered owner and holder of the AGAH Sale Shares; and
14.3.1.3.4.	all such other documents as are necessary in order to enable AGA to take ownership of, and procure the registration of, the AGAH Sale Shares into its name and/or the name of its nominee/s; and
14.3.1.4.	AGA shall transfer the Purchase Consideration Notes to Listco, following which the Purchase Consideration Notes will be automatically cancelled.
14.3.2.	Second, and only after Step 2 has been unwound as contemplated in clause 14.3.1, Step 1 shall be unwound, mutatis mutandis, as contemplated in clause 14.2.
PART F – STEP 4
15.	DISTRIBUTION OF THE PURCHASE CONSIDERATION NOTES
15.1.	AGA hereby records that it is AGA’s intention:
15.1.1.
to distribute to Listco, as a distribution in specie, the Distributed Notes (as the Step 4 Distribution referred to in clause 2.8.1 above) on a date (in the discretion of AGA) which occurs as soon as possible after Step 3 has been implemented in relation to the Scheme Participants and retain the Retained Notes. AGA intends that the: (a) Retained

Notes shall be equal to such number of the Purchase Consideration Notes that, in aggregate, have a face value equal to the aggregate amount of dividends tax that will be payable by AGA as a result of the Step 4 Distribution; and (b) Distributed Notes shall be equal to the maximum number of the Purchase Consideration Notes that can be distributed whilst ensuring that the Retained Notes are sufficient to meet the requirements of the aforesaid (a); and
15.1.2.
that, prior to effecting the Step 4 Distribution, AGA shall enter into the Credit Support Agreement with AGAH so as to ensure that AGA is solvent and liquid as required for the purposes of section 46 of the Companies Act.

15.2.
If, and to the extent that it is necessary, Listco hereby consents to AGA making the Step 4 Distribution, and confirms that it shall accept the aforesaid Step 4 Distribution. It is recorded that if and when the Step 4 Distribution is implemented, the Distributed Notes will be extinguished by operation of law by virtue of Listco being both the issuer and holder of the Distributed Notes.

PART G – STEP 5
16.	THE CONVERSION AND ELECTION
16.1.
Listco undertakes to conduct the Conversion and the Election (as referred to in clause 2.9 above), as soon as possible after (but not before) Step 3 has been implemented in relation to the Scheme Participants on the terms set out in this clause 16.

16.2.	Listco and AGA shall procure the Conversion is implemented as follows:
16.2.1.
AGA will adopt the necessary special resolutions to approve the amendment of its memorandum of incorporation to convert AGA from a public company to a private company (and thereby amending its registered name from “AngloGold Ashanti Limited” to “AngloGold Ashanti Proprietary Limited”); and

16.2.2.
AGA will file the aforementioned amended memorandum of incorporation and special resolutions, together with a notice of amendment, with CIPC in order to obtain the Amended Certificate from CIPC (in terms of section 16(9)(a), as read with section 16(8)(b)(i), of the Companies Act), upon the issue of which Amended Certificate by CIPC, the aforesaid conversion shall be effective on the Conversion Date set out in the Amended Certificate.

16.3.	AGA shall make the Election as follows: AGA shall make an election on IRS Form 8832 to be treated as disregarded from Listco for U.S. federal tax purposes effective as of the Conversion Date.
PART H – GENERAL
17.	GENERAL WARRANTIES AND REPRESENTATIONS
17.1.	The warranties contained in clause 17.4 are hereby given and made by each of the Parties to the other of them.
17.2.	Unless specifically otherwise stated, each warranty is given or made at both the Signature Date, and the Operative Date and during the intervening period between the aforesaid dates.
17.3.
All warranties, representations and undertakings contained in clause 17.4 and elsewhere in this Agreement are limited and qualified to the extent to which any fact or circumstance giving rise to such limitation or qualification has been disclosed in writing or has been publicly announced.

17.4.	Each Party warrants to the other Party that:
17.4.1.	it is and shall throughout the performance of its obligations under this Agreement remain validly incorporated in accordance with all applicable laws;
17.4.2.	it has and shall continue to have the necessary legal capacity to enter into and perform each of its obligations under this Agreement;

17.4.3.	the execution of this Agreement and performance by it of its obligations hereunder do not and shall not –
17.4.3.1.	contravene any law or regulation to which it is subject; or
17.4.3.2.	contravene any provision of its founding documents; or
17.4.3.3.	conflict with, or result in a breach of any of the terms of, or constitute a default under any agreement or other instrument to which it is a party or subject or by which its assets are bound; and
17.4.4.	it is and shall throughout the performance of its obligations under this Agreement remain solvent and liquid.
18.	CONFIDENTIALITY
18.1.
Any information obtained by either Party in connection with this Agreement or the transactions contemplated hereby, shall be treated as confidential by the Parties and shall not be used, divulged or permitted to be divulged to any person not being a Party to this Agreement, without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed) save that:

18.1.1.
each Party shall be entitled to disclose such information to its professional advisors and funders who have a need to know and who have been directed by the disclosing Party to keep such information confidential and have undertaken to keep such information confidential;

18.1.2.
each Party shall be entitled to disclose any information (including this Agreement) which is required to be furnished by it (or any member of its group) by law or regulation or by any recognised stock exchange or any Tax authority;

18.1.3.	no Party shall be precluded from using or divulging such information in order to pursue any legal remedy available to it;
18.1.4.
each Party shall be entitled to disclose such information if such information is, or becomes, generally available to the public other than by the negligence or default of such Party or by the breach of this Agreement by such Party;

18.1.5.
each Party shall be entitled to disclose such information if the Party, which originally disclosed same to the first mentioned Party, confirms in writing that same was so originally disclosed on a non-confidential basis;

18.1.6.
each Party shall be entitled to disclose such information if such information has lawfully become known by or come into the possession of such Party on a non-confidential basis from a source other than the Party having the legal right to disclose same; or

18.1.7.
this Agreement itself may be disclosed by a Party to any third party that is in bona fide, good faith negotiating with such Party to enter into a transaction or any other written contractual relationship with such Party.

18.2.	In the event that a Party is required to disclose information as contemplated in clause 18.1.2, such Party will:
18.2.1.	advise the Party in respect of whom such information relates (the “Relevant Party”) in writing prior to disclosure, if possible;
18.2.2.	take such steps to limit the disclosure to the minimum extent required to satisfy such requirement and to the extent that it lawfully and reasonably can;
18.2.3.	afford the Relevant Party a reasonable opportunity, if possible, to intervene in the proceedings;
18.2.4.	comply with the Relevant Party’s reasonable requests as to the manner and terms of such disclosure; and

18.2.5.	notify the Relevant Party of the recipient of, and the form and extent of, any such disclosure or announcement immediately after it was made.
19.	ARBITRATION
19.1.
Save in respect of those provisions of this Agreement which provide for their own remedies, any dispute (including any controversy or claim) which arises between the Parties in regard to this Agreement, or out of or pursuant to this Agreement (including with respect to the formation, breach, termination or invalidity hereof) (other than where an interdict is sought or urgent relief may be obtained from a court of competent jurisdiction), shall be submitted to and decided by arbitration in accordance with this clause 19.

19.2.	The arbitration shall be held with only the Parties and their representatives present thereat.
19.3.	The seat of the arbitration shall be Johannesburg and the geographic location of the arbitration hearings shall be South Africa.
19.4.
Save as expressly provided in this Agreement to the contrary, the arbitration shall be subject to the arbitration legislation for the time being in force in South Africa, but solely and exclusively applying the rules of the Arbitration Foundation of Southern Africa (“AFSA”) and shall be administered by the rules of AFSA. If any provision of this clause 19 is inconsistent with the rules of AFSA in force at that time, the provisions of this clause 19 shall prevail.

19.5.
The arbitrator shall be an impartial retired judge, or an impartial practising advocate of not less than 10 (ten) years’ standing or an impartial practising attorney of not less than 10 (ten) years’ standing appointed by the Parties or, failing agreement by them within 10 (ten) Business Days after the arbitration has been demanded, at the request of any one of the Parties, shall be nominated by AFSA, whereupon the Parties shall forthwith appoint such person as the arbitrator. If that person fails or refuses to make the nomination or if any such office does not exist, any Party may approach the High Court of South Africa to make such an appointment. To the extent necessary, the court is expressly empowered to do so.

19.6.
Within 10 (ten) Business Days after the pleadings have closed, the arbitrator shall determine the period within which the hearing will be concluded, taking into account the particular circumstances of the dispute. The arbitrator shall be entitled to extend the aforesaid time period under exceptional circumstances. The determination made by the arbitrator as regards the period within which the hearing will be concluded and/or the commencement date and/or the recommencement date shall be final. No Party may raise as being a good and a sufficient cause for the absence of that Party to the arbitration proceedings the reason of the fact that a Party’s legal representative is unavailable.

19.7.
The arbitrator shall, subject to the provisions of this clause 19.7, have the sole, fullest and freest discretion with regard to the proceedings, save that the arbitrator shall be obliged to give his/her award in writing fully supported by reasons and shall adopt procedures suitable to the circumstances of the particular case, avoiding unnecessary delay or expense, so as to provide a fair means for the resolution of the matters falling to be determined.

19.8.	Either Party shall be entitled to have the award made an order of court of competent jurisdiction.
19.9.	The Parties shall keep the evidence in the arbitration proceedings and any order made by any arbitrator confidential.
19.10.	The arbitrator shall have the power to give default judgment if either Party fails to make submissions on the due date thereof and/or fails to appear at the arbitration.
19.11.
The arbitrator, in exercising the powers of an expert and not of an arbitrator, may “make the contract”, but only as between the Parties, by completing any gaps in the contract or by determining any matter which has been, or is left to be, agreed upon by the Parties and on which they have not reached agreement. In such a case the arbitrator shall be entitled to reject any submissions made by the Parties and to make his/her own independent decision. His/her decision shall be final and binding on the Parties.

19.12.
The arbitrator shall be competent to rule on his/her own jurisdiction, including with respect to the existence or validity of this clause 19.12. Notwithstanding any other provisions of this Agreement, either of the Parties agree not to challenge the arbitrator’s ruling on his/her own jurisdiction, and if any application to court on any such matter is made, the Parties agree that they will not request the court to exercise its discretion and will be satisfied if a court does not exercise its discretion in such circumstances.

19.13.	There shall be a right of appeal against any arbitral award provided that:
19.13.1.	the appeal is noted within 10 (ten) Business Days of the arbitral award;
19.13.2.
the appellant delivers the record to each respondent within 10 (ten) Business Days of the record becoming available to the appellant. The relevant provisions of this clause 19 shall apply mutatis mutandis in regard to the appeal (including any cross appeal); and

19.13.3.	the appeal shall be heard before a panel of 3 (three) arbitrators and the provisions of clauses 19.5 and 19.6 shall apply.
19.14.
The Parties to the arbitration, together with the arbitrator, will agree from time to time on the arbitrator’s remuneration and when and how it shall be paid in the interim. The Parties to the arbitration shall, pending the final determination of the arbitrator as to which of the Parties to the arbitration shall ultimately be liable for the costs of the arbitration, fund the costs (such as the costs of any venue, arbitrator’s remuneration, recording, transcription and other costs and expenses ancillary to the arbitration) which need to be paid in the interim, in equal proportions. If at any time, a Party does not pay his/her/its portion of the costs when required in the interim, that Party will be excluded from participating in the arbitration and the other Party shall be entitled to request a final award from the arbitrator as regards that Party. Within 10 (ten) Business Days of the making by the arbitrator of a final determination as to which Party to the arbitration shall bear the costs of the arbitration, the Party against which such determination has been made shall reimburse to the other Party the costs borne by such Party in the interim together with interest thereon, if the arbitrator so awards.

19.15.	The provisions of this clause 19 shall remain in effect even if this Agreement is terminated, cancelled or rescinded for any reason.
19.16.
If it is alleged or found that this Agreement was induced by a fraudulent misrepresentation or if this Agreement is void or voidable on any other ground, then notwithstanding that the remainder of this Agreement may be void or voidable the Parties agree that the provisions of this clause 19 are severable from the rest of this Agreement and shall remain in effect. In such circumstances, any dispute relating to any such fraudulent misrepresentation or relating to whether this Agreement is void or voidable shall be submitted to and decided by arbitration in accordance with this clause 19.

20.	BREACH
20.1.
If either Party (“Defaulting Party”) breaches any term of this Agreement (other than those which contain their own remedies or limit the remedies in the event of a breach thereof) and fails to remedy such breach within 20 (twenty) Business Days of receipt of written notice (“Notice Period”) from the other Party (“Non-Defaulting Party”) requiring it to do so, then the Non- Defaulting Party shall be entitled, without notice, to any remedy available to it at law and under this Agreement, including withholding any of the Non-Defaulting Party’s performance under this Agreement, obtaining an interdict, to cancel or rescind this Agreement or to claim specific performance of any obligation whether or not the due date for performance has arrived, and without prejudice to the Non-Defaulting Party’s right to claim damages.

20.2.	Notwithstanding anything to the contrary contained in this Agreement:
20.2.1.
on or before the Operative Date, the Non-Defaulting Party shall be entitled to cancel this Agreement for any material breach which goes to the root of this Agreement and is incapable of being remedied by a payment in money, or if it is capable of being remedied by a payment in money, the Defaulting Party fails to pay the amount concerned within 7 (seven) Business Days after such amount has been finally determined and payment thereof by the Defaulting Party has been demanded in writing by the Non-Defaulting Party; and
20.2.2.	after the Operative Date, the Non-Defaulting Party shall not be entitled to cancel this Agreement for any breach by the Defaulting Party.
21.	CO-OPERATION BETWEEN THE PARTIES
The Parties hereby undertake during the existence of this Agreement to:
21.1.	co-operate with each other to the fullest extent; and
21.2.
do all such reasonable things, perform all such reasonable actions and take all such reasonable steps as may be open to them and necessary for and incidental to the implementation and/or maintenance of the terms and conditions of this Agreement.

22.	WHOLE AGREEMENT, NO AMENDMENT
22.1.
This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any other discussions, agreements and/or understandings regarding the subject matter hereof.

22.2.
No amendment or consensual cancellation of this Agreement or any provision or term hereof or of any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement and no settlement of any disputes arising under this Agreement and no extension of time, waiver or relaxation or suspension of or agreement not to enforce or to suspend or postpone the enforcement of any of the provisions or terms of this Agreement or of any agreement, bill of exchange or other document issued pursuant to or in terms of this Agreement shall be binding unless recorded in a document signed by the Parties (or in the case of an extension of time, waiver, relaxation or suspension, a document signed by the Party granting such extension, waiver, relaxation or suspension). Any such extension, waiver, relaxation or suspension which is so given or made shall be strictly construed as relating only to the matter in respect of which it was made or given. For the purposes of this clause 22.2, notwithstanding ECTA, “signed” shall mean a signature executed by hand on paper containing the document or an advanced electronic signature as defined in ECTA, applied to the document by the signatory.

22.3.	No oral pactum de non petendo shall be of any force or effect.
22.4.
No extension of time or waiver or relaxation of any of the provisions or terms of this Agreement or any agreement, bill of exchange or other document issued or executed pursuant to or in terms of this Agreement, shall operate neither as an estoppel against either Party in respect of its rights under this Agreement, nor so as to preclude such Party (save as to any extension, waiver or relaxation actually given) thereafter from exercising its rights strictly in accordance with this Agreement.

22.5.
To the extent permissible by law, neither Party shall be bound by any express or implied or tacit term, representation, warranty, promise or the like not recorded herein, whether it induced a Party to enter into the Agreement and/or whether it was negligent or not.

23.	DOMICILIUM CITANDI ET EXECUTANDI
23.1.
The Parties choose as their domicilia citandi et executandi for all purposes under this Agreement, whether in respect of court process, notices or other documents or communications of whatsoever nature (including the exercise of any option), the following addresses (save that e- mail shall not be used for the delivery of documents for court processes or arbitration proceedings):

23.1.1.	AGA
Physical:	AngloGold Ashanti Limited, 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa

Email:	LMarwick@AngloGoldAshanti.com
Attention:	Lizelle Marwick
23.1.2.	Listco
Physical:	AngloGold Ashanti (UK) Limited, 4th Floor, Communications House, South Street, Staines-upon-Thames, Surrey TW18 4PR, United Kingdom
Email:	RHayes@AngloGoldAshanti.com
Attention:	Robert Paul Harling Hayes
23.2.	Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing, which for the avoidance of doubt includes e-mail.
23.3.
Any Party may, by notice to the other Party, change the physical address chosen as its domicilium citandi et executandi vis-à-vis that Party to another physical address or its e-mail, provided that the change shall become effective vis-à-vis that addressee on the 10th (tenth) Business Day from the receipt of the notice by the addressee.

23.4.	Any notice to a Party:
23.4.1.
delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its domicilium citandi et executandi shall be deemed to have been received on the day of delivery; or

23.4.2.	sent by e-mail to its chosen e-mail address stipulated in clause 23.1, shall be deemed to have been received on the date of despatch (unless the contrary is proved).
23.5.
Notwithstanding anything to the contrary herein contained, a written notice or communication actually received by a Party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

24.	NO ASSIGNMENT, CESSION OR DELEGATION OF RIGHTS AND/OR OBLIGATIONS
Except as expressly provided to the contrary in this Agreement, neither Party shall be entitled to cede, assign, transfer or delegate all or any of its rights, obligations and/or interest in, under or in terms of this Agreement, to any third party without the prior written consent of the other Party (which consent shall not be unreasonably withheld).
25.	COSTS
Each Party shall bear its own costs of and incidental to the negotiation, preparation and execution of this Agreement.
26.	STIPULATIO ALTERI
No part of this Agreement shall constitute a stipulatio alteri in favour of any person who is not a Party unless the provision in question expressly provides that it does constitute a stipulatio alteri.
27.	GOVERNING LAW
This Agreement shall in all respects (including its existence, validity, interpretation, implementation, termination and enforcement) be governed by the laws of South Africa.
28.	FORUM SELECTION AND CONSENT TO JURISDICTION
For purposes of applying for urgent relief and in respect of any matters which cannot be resolved in accordance with clause 19, the Parties hereby consent and submit to the non-exclusive jurisdiction of the High Court of the South Africa (Gauteng Local Division, Johannesburg) in any dispute arising from or in connection with this Agreement.
29.	SEVERABILITY
Any provision in this Agreement which is, or may become illegal, invalid or unenforceable in any jurisdiction affected by this Agreement shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity or unenforceability and shall be treated as if it had never been written (pro non scripto) and severed from the balance of this Agreement, without invalidating the remaining provisions of this Agreement or affecting the legality, validity or enforceability of such provision in any other jurisdiction.
30.	SURVIVAL OF CERTAIN PROVISIONS ON TERMINATION OF THE AGREEMENT
30.1.
Save as provided for in clause 3 above, should this Agreement terminate pursuant to any provision contained herein or be cancelled by either Party in terms of the provisions hereof, the Parties shall continue to be bound by the provisions of clause 1 and clauses 17 to 32 (both inclusive).

30.1.
Without derogating from the aforegoing, the expiration, cancellation or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration, cancellation or termination or which of necessity must continue to have effect after such expiration, cancellation or termination, notwithstanding that the clauses themselves do not expressly provide for their survival.

31.	INDULGENCE AND WAIVER
No indulgence which a Party (the “Grantor”) may grant to the other Party (the “Grantee”) shall constitute a waiver of any of the rights of the Grantor, who shall not thereby be precluded from exercising any rights against the Grantee which might have arisen in the past or which might arise in the future, save should such waiver be reduced to writing and signed by the Grantor.
32.	EXECUTION IN COUNTERPARTS AND SIGNATURE
32.1.
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same Agreement as at the date of signature of the Party that signs its counterpart last in time.

32.2.
Delivery of an executed counterpart signature page of this Agreement by way of e-mail (PDF) shall be effective delivery of a manually executed counterpart of this Agreement. For the avoidance of doubt, a counterpart of this Agreement signed by electronic signature in any manner provided in ECTA, by e-mail signature, by scanned PDF copy of a signatory's wet signature and/or by signing using a PDF or other signature tool, shall be an effective and valid mode of execution and delivery of such counterpart of this Agreement (or a counterpart signature page), in the absence of evidence to the contrary.

32.3.	Having each page of this Agreement initialled by a Party or having a Party's signature verified by a witness is not a requirement for this Agreement to be valid and enforceable.
32.4.	The persons signing this Agreement in a representative capacity warrant their authority to do so.
[signature page to follow]

[Signature page of the Implementation Agreement entered into between AGA and Listco]
For:	ANGLOGOLD ASHANTI LIMITED

Signature:	/s/ Gillian Doran
who warrants that he / she is duly authorised thereto

Name:	Gillian Doran
Date:	May 12, 2023
Place:	Melbourne

[Signature page of the Implementation Agreement entered into between AGA and Listco]
For:	ANGLOGOLD ASHANTI (UK) LIMITED

Signature:	/s/ Robert Hayes
who warrants that he / she is duly authorised thereto

Name:	Robert Hayes
Date:	May 12, 2023
Place:	London

Annex B

EXECUTION VERSION
IRREVOCABLE OFFER TO PURCHASE
made by
ANGLOGOLD ASHANTI (UK) LIMITED
(Registration No.: 14654651)
(which intends to change its name to AngloGold Ashanti plc in due course)
(“Listco”)
in favour of
ANGLOGOLD ASHANTI LIMITED
(Registration No.: 1944/017354/06)
(“AGA”)

Annexure A	Form of Purchase Consideration Notes	B-A-1

WHEREBY IT IS AGREED AS FOLLOWS:
1.	INTERPRETATION AND PRELIMINARY
The headings in this Offer Document are for the purpose of convenience and reference only and shall neither be used in the interpretation of nor modify nor amplify the terms of this Offer Document nor any of its clauses. Unless a contrary intention clearly appears:
1.1.
words and expressions to which a meaning is attributed in the Implementation Agreement shall have the same meanings when used herein (whether directly or by incorporation by reference), including (without limitation) the following words and expressions: “AGAH Sale Effective Date”; “Business Day”; “Implementation Deadline”; “Pre-Steps”; “Reorganisation”; “Step”; “Step 1”; “Step 2”; “Step 3”; “Step 4”; “Step 5” and “Three Steps”;

1.2.	the following terms shall have the meanings ascribed to them hereunder and cognate expressions shall have corresponding meanings, namely:
1.2.1.	“AGA” means AngloGold Ashanti Limited (Registration No.:1944/017354/06), a public company duly incorporated in accordance with the company laws of South Africa;
1.2.2.	“AGAH” means AngloGold Ashanti Holdings plc (Company No.: 001177V), a company duly incorporated in accordance with the company laws of the Isle of Man;
1.2.3.	“AGAH Sale” shall have the meaning ascribed thereto in clause 5.1;
1.2.4.	“AGAH Sale Parties” means AGA and Listco, and includes a reference to either of them as the context may require;
1.2.5.	“AGAH Sale Resolutive Condition” shall have the meaning ascribed thereto in clause 7;
1.2.6.	“AGAH Sale Shares” means:
1.2.6.1.	4,652,711,995 (four billion, six hundred and fifty-two million, seven hundred and eleven thousand, nine hundred and ninety-five) ordinary shares of par value USD 1.00 (one Dollar) each; and
1.2.6.2.
673,838,922 (six hundred and seventy-three million, eight hundred and thirty-eight thousand, nine hundred and twenty-two) ordinary shares of par value AUD 1.00 (one Australian Dollar) each, constituting 100% (one hundred percent) of the issued share capital of AGAH;

1.2.7.	“AUD” or “Australian Dollars” means the Australian Dollar, being the lawful currency of Australia;
1.2.8.
“Implementation Agreement” means the agreement titled “Implementation Agreement” entered into, or to be entered into, between AGA and Listco, in terms of which, inter alia, Listco undertakes to co-operate with AGA to implement a scheme of arrangement proposed by AGA to its shareholders, pursuant to which Listco will acquire all of the issued shares in AGA;

1.2.9.
“Listco” means AngloGold Ashanti (UK) Limited (Registration No.: 14654651), a private limited company duly incorporated in accordance with the laws of England and Wales, to be reregistered as a public company and renamed AngloGold Ashanti plc;

1.2.10.	“Offer” shall have the meaning ascribed thereto in clause 3;
1.2.11.	“Offer Acceptance Date” shall have the meaning ascribed thereto in clause 4;
1.2.12.	“Offer Date” means the date on which Listco signs and delivers this Offer Document to AGA;
1.2.13.	“Offer Document” means this “Irrevocable Offer to Purchase”, together with all annexures hereto (if any), as may be amended, revived, replaced and/or reinstated from time to time;

1.2.14.
“Purchase Consideration Notes” means zero coupon unsecured loan notes, which have an aggregate face value equal to the Purchase Consideration Quantum, to be issued by Listco, substantially in the form set out in Annexure A;

1.2.15.
“Purchase Consideration Quantum” means the fair market value of the AGAH Sale Shares, as determined by the Valuation Expert (acting as an expert and not an arbitrator), on any date between the Offer Date and the AGAH Sale Effective Date at the written request of either AGAH Sale Party to the other of them; and

1.2.16.
“Valuation Expert” means Deloitte Touche Tohmatsu Limited (or a subsidiary or affiliate company of Deloitte Touche Tohmatsu Limited) or such other professional independent valuator, as may be agreed to in writing by the AGAH Sale Parties at the request of either of them to the other, provided that if they do not agree with 10 (ten) Business Days then at the written request of either AGAH Sale Party to the other, the valuation expert will be selected by the auditors of AGA.

1.3.	The provisions of clauses 1.2 to 1.11 of the Implementation Agreement shall apply mutatis mutandis to this Offer Document and are hereby incorporated into this Offer Document by reference.
2.	RECORDAL
It is hereby recorded that:
2.1.
Listco and AGA entered into, or intend to enter into, the Implementation Agreement in terms of which (together with this Offer Document), inter alia, Step 1, Step 2 (if AGA accepts the Offer) and Step 3, which comprise the Reorganisation, will be regulated, including (importantly) the sequence in which those Three Steps are implemented;

2.2.	this Offer Document sets out the Offer by Listco which, if accepted by AGA, will result in the AGAH Sale which constitutes Step 2;
2.3.	the Three Steps (being Step 1, Step 2 and Step 3) set out in the Implementation Agreement (as read with this Offer Document in respect of Step 2) collectively form one inter-conditional transaction;
2.4.
the Three Steps will be implemented strictly: (a) in accordance with the terms; (b) subject to the conditions; and (c) consistent with the sequence, set out in the Implementation Agreement (as read with this Offer Document in respect of Step 2);

2.5.	in addition, the Implementation Agreement (as read with this Offer Document in respect of Step 2):
2.5.1.	contemplates and/or regulates the implementation of the Pre-Steps, Step 1, Step 3, Step 4 and Step 5; and
2.5.2.
describes, in detail, each of the Pre-Steps, Step 1, Step 2, Step 3, Step 4 and Step 5 and, therefore, reference should be had to the Implementation Agreement for a more complete understanding of the background and surrounding circumstances of the Offer in this Offer Document; and

2.6.
in the event that Step 1 and/or Step 2 are, but Step 2 and/or Step 3 are not, implemented by the Implementation Deadline, then all Three Steps (including the AGAH Sale, if and to the extent that it has arisen pursuant to the acceptance by AGA of the Offer contemplated in this Offer Document) will be unwound in accordance with the terms of clause 14 (Possible Unwind of Step 1 and Step 2) of the Implementation Agreement.

3.	OFFER
Listco hereby irrevocably offers to purchase all (and not part only) of the AGAH Sale Shares from AGA on the terms, and subject to the conditions, contained in this Offer Document (“Offer”).

4.	OFFER PERIOD AND THE EXERCISE OF THE OFFER
AGA shall be entitled to accept the Offer, in respect of all (but not part only) of the AGAH Sale Shares, by countersigning this Offer Document (the date of such countersigning being the “Offer Acceptance Date”) at any time (but on only one occasion): (a) after Step 1 has been implemented as contemplated in the Implementation Agreement; but (b) before the Implementation Deadline.
5.	SALE AND PURCHASE OF THE AGAH SALE SHARES
5.1.
Subject to Step 1 being implemented and AGA accepting the Offer (in accordance with clause 4), and subject to the AGAH Sale Resolutive Condition, AGA sells to Listco, which purchases from AGA, the AGAH Sale Shares in consideration for the issue of the Purchase Consideration Notes by Listco to AGA (“AGAH Sale”).

5.2.
Notwithstanding the Offer Acceptance Date or the date upon which the documents of title in respect of the AGAH Sale Shares are delivered by AGA to Listco, the AGAH Sale Shares shall be sold by AGA to Listco with effect on, and as from, the AGAH Sale Effective Date, from which date all risks in and benefits attaching to the AGAH Sale Shares shall transfer from AGA to Listco.

5.3.
If AGA accepts the Offer, then the consideration to be discharged by Listco to AGA for the AGAH Sale Shares shall be the Purchase Consideration Notes, having a total aggregate value equal to the Purchase Consideration Quantum, and that consideration shall be discharged by Listco issuing the Purchase Consideration Notes to AGA on the AGAH Sale Effective Date. The issue and delivery of the Purchase Consideration Notes, which have a total aggregate value equal to the Purchase Consideration Quantum, by Listco to AGA shall constitute due and proper discharge of Listco’s obligation to discharge the consideration for the AGAH Sale Shares to AGA.

6.	IMPLEMENTATION OF THE AGAH SALE
6.1.	If AGA accepts the Offer, then on the AGAH Sale Effective Date:
6.1.1.
duly authorised representatives of the AGAH Sale Parties shall convene in such manner, including by electronic means, as they consider to be convenient for the purpose of facilitating the delivery and implementation contemplated in clause 6.1.2;

6.1.2.
AGA shall deliver to Listco, against compliance by Listco with its obligations in terms of clause 6.1.4, the share certificate/s in respect of the AGAH Sale Shares, together with a duly completed and executed transfer form/s, which complies with the articles of association of AGAH, and all such other documents as may be required to procure the transfer of the title of the AGAH Sale Shares to Listco;

6.1.3.	AGA shall procure that AGAH delivers to Listco, against compliance by AGA and Listco with their respective obligations in terms of clause 6.1.2 and clause 6.1.4 respectively:
6.1.3.1.	a copy of the resolution of the board of directors of AGAH approving the registration of the transfer of the AGAH Sale Shares from AGA to Listco;
6.1.3.2.	an extract of the register of members of AGAH which records Listco as being the registered owner and holder of the AGAH Sale Shares;
6.1.3.3.	new share certificates which reflect Listco as being the registered owner and holder of the AGAH Sale Shares; and
6.1.3.4.	all such other documents as are necessary in order to enable Listco to take ownership of, and procure the registration of, the AGAH Sale Shares into its name and/or the name of its nominee/s; and
6.1.4.	Listco shall deliver to AGA, against compliance by AGA with its obligations in terms of clause 6.1.2 and clause 6.1.3:

6.1.4.1.	an original duly executed loan note instrument constituting the Purchase Consideration Notes substantially in the form of Annexure A; and
6.1.4.2.	a certificate which evidences that AGA is the holder of the Purchase Consideration Notes, which have an aggregate total face value equal to the Purchase Consideration Quantum.
6.2.
Notwithstanding anything to the contrary anywhere else in this Offer Document, the AGAH Sale Parties agree that all the matters to be completed pursuant to this clause 6 shall be deemed to have been completed simultaneously, and that all of them shall be deemed to have not yet been completed if any one or more of them have not been completed.

7.	AGAH SALE RESOLUTIVE CONDITION
The AGAH Sale is subject to the resolutive condition (“AGAH Sale Resolutive Condition”) that if Step 1 and Step 2 are both implemented, but Step 3 is not implemented by the Implementation Deadline, then the AGAH Sale will terminate ipso facto and without any action on the part of the AGAH Sale Parties and the status quo ante immediately prior to the implementation of the AGAH Sale will be restored as near as may be possible (as further contemplated in clause 14 (Possible Unwind of Step 1 and Step 2) of the Implementation Agreement) and none of the AGAH Sale Parties will have any claim against any other in terms hereof or arising from the fulfilment of the AGAH Sale Resolutive Condition.
8.	GENERAL WARRANTIES AND REPRESENTATIONS
8.1.	Each warranty is given or made at the AGAH Sale Effective Date.
8.2.
All warranties, representations and undertakings contained in clause 8.3 and clause 8.4 below and elsewhere in this Offer Document are limited and qualified to the extent to which any fact or circumstance giving rise to such limitation or qualification has been disclosed in writing or has been publicly announced.

8.3.	AGA warrants in favour of Listco that:
8.3.1.
AGA is the sole legal and beneficial owner of the AGAH Sale Shares and is reflected as the sole registered holder of the AGAH Sale Shares in the register of members of AGAH, and no person has any right to obtain an order for the rectification of such register; and

8.3.2.	AGA is entitled to dispose of the AGAH Sale Shares to Listco.
8.4.	Each AGAH Sale Party warrants to the other AGAH Sale Party that:
8.4.1.	it is and shall remain validly incorporated in accordance with all applicable laws;
8.4.2.	it has and shall continue to have the necessary legal capacity to enter into and perform each of its obligations under this Offer Document;
8.4.3.	the execution of this Offer Document and performance by it of its obligations hereunder do not and shall not:
8.4.3.1.	contravene any law or regulation to which it is subject; or
8.4.3.2.	contravene any provision of its founding documents; or
8.4.3.3.	conflict with, or result in a breach of any of the terms of, or constitute a default under any agreement or other instrument to which it is a party or subject or by which its assets are bound;
8.4.4.	it is and shall throughout the performance of its obligations under this Agreement remain solvent and liquid.
9.	IMPLEMENTATION AGREEMENT CLAUSES INCORPORATED BY REFERENCE
The provisions of clause 18 (Confidentiality), clause 19 (Arbitration), clause 20 (Breach), clause 21 (Co-operation between the Parties), clause 22 (Whole Agreement, No Amendment), clause 23 (Domicilia

Citandi et Executandi), clause 24 (No Assignment, Cession or Delegation of Rights and/or Obligations), clause 25 (Costs), clause 26 (Stipulatio alteri), clause 27 (Governing Law), clause 28 (Forum Selection and Consent to Jurisdiction), clause 29 (Severability), clause 30 (Survival of Certain Provisions on Termination of the Agreement) and clause 31 (Indulgence and Waiver) of the Implementation Agreement are incorporated mutatis mutandis into and form an integral part of this Offer Document.
10.	EXECUTION IN COUNTERPARTS AND SIGNATURE
10.1.
This Offer Document may be accepted by AGA in a separate counterpart to that original signed Offer Document signed by Listco, each of which shall be deemed to be an original, and both of which together shall constitute one and the same sale agreement as at the Offer Acceptance Date.

10.2.
Delivery of an aforesaid executed counterpart signature page by way of e-mail (PDF) shall be effective delivery of a manually executed counterpart. For the avoidance of doubt, a counterpart signed by electronic signature in any manner provided in ECTA, by e-mail signature, by scanned PDF copy of a signatory’s wet signature and/or by signing using a PDF or other signature tool, shall be an effective and valid mode of execution and delivery of such counterpart, in the absence of evidence to the contrary.

10.3.
Having each page of this Offer Document initialled by an AGAH Sale Party or having an AGAH Sale Party's signature verified by a witness is not a requirement for this Offer Document (or the AGAH Sale) to be valid and enforceable.

10.4.	The persons signing this Offer Document in a representative capacity warrant their authority to do so.
[signature page to follow]

[Signature page of the Irrevocable Offer to Purchase]
SIGNED by Listco on the following date and at the following place in order to irrevocably make the Offer to AGA:
For:	ANGLOGOLD ASHANTI (UK) LIMITED

Signature:	/s/ Robert Hayes
who warrants that he / she is duly authorised thereto

Name:	Robert Hayes
Date:	May 12, 2023
Place:	London

[Signature page of the Irrevocable Offer to Purchase]
SIGNED by AGA on the following date and at the following place in order to accept the Offer made by Listco:
For:	ANGLOGOLD ASHANTI LIMITED

Signature:
who warrants that he / she is duly authorised thereto

Name:
Date:
Place:

Annexure A   Form of Purchase Consideration Notes
[The document which is the Form of Purchase Consideration Notes is inserted as the content of this Annexure A immediately after this page, which document is headed “AngloGold Ashanti plc Instrument constituting unsecured loan notes”]
B-A-1

DATED     2023
ANGLOGOLD ASHANTI PLC

INSTRUMENT
constituting unsecured loan notes

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(MJXT/TUS)
B-A-2

CONTENTS
Clause		Page No.
1.	INTERPRETATION	B-A-4
2.	ISSUE, FORM AND STATUS	B-A-5
3.	REDEMPTION AND REPAYMENT	B-A-5
4.	PAYMENTS	B-A-5
5.	ENFORCEMENT	B-A-6
6.	CERTIFICATES	B-A-6
7.	TRANSFER	B-A-6
8.	REPLACEMENT OF LOAN NOTES	B-A-6
9.	NOTICES	B-A-7
10.	DEALINGS	B-A-7
11.	ENDORSEMENT	B-A-7
12.	PARTIAL INVALIDITY	B-A-7
13.	GOVERNING LAW AND JURISDICTION	B-A-7
SCHEDULE		B-A-9
PART 1 FORM OF LOAN NOTE CERTIFICATE		B-A-9
PART 2 THE CONDITIONS		B-A-11
1.	FORM AND STATUS	B-A-11
2.	REPAYMENT AND REDEMPTION	B-A-11
3.	PURCHASE	B-A-11
4.	CANCELLATION	B-A-11
5.	TRANSFER	B-A-11
6.	MODIFICATION OF RIGHTS	B-A-11
B-A-3

THIS DEED is made on       2023.
BY:
ANGLOGOLD ASHANTI PLC, a company incorporated in England and Wales with registered number 14654651 whose registered office is at 4th Floor, Communications House, Staines, South Street, TW18 4PR (the “Company”).
WHEREAS:
The Company has, pursuant to a resolution of its board of directors passed on [•], created and authorised the issue of a principal amount of R [•] unsecured loan notes for the purpose of funding the Consideration payable by the Company in connection with the Acquisition.
NOW THIS DEED WITNESSES as follows:
1.	INTERPRETATION
(A)	In this Deed, including its Recitals and Schedules, unless the subject or context requires otherwise, the following expressions shall have the meanings set out opposite them below:
“Acquisition”	means the acquisition by the Company of the issued share capital of the Target pursuant to the Acquisition Agreement;
“Acquisition Agreement”	means the offer to purchase agreement dated [•] between the Company and the Original Noteholder;
“Business Day”	means a day, other than a Saturday, Sunday or public holiday, on which commercial banks and foreign exchange markets are open for general business in London;
“Conditions”	means the conditions of the Loan Notes to be endorsed on each Loan Note set out in Part 2 of the Schedule (as from time to time modified in accordance with their terms);
“Consideration”	means the “Purchase Consideration Quantum” (as defined in the Acquisition Agreement);
“Deed”	means this Deed and the Schedules appended to it as modified from time to time;
“Directors”	means the board of directors at the relevant time of the Company or a duly authorised committee thereof;
“Indebtedness”	means the aggregate principal moneys from time to time payable in respect of the Loan Notes;
“Loan Notes”	means the R [•] unsecured loan notes of the Company constituted by this Deed;
“Loan Note Certificate”	shall have the meaning given in Clause 6 (Certificates);
“Noteholder”	means the Original Noteholder or such other person to whom Loan Notes have been transferred in accordance with Clause 7 (Transfer);
“Original Noteholder”	means AngloGold Ashanti Limited;
“Permitted Transferee”	means the Company or any of its Subsidiaries;
“Redemption Date”	means any Business Day on which Loan Notes are redeemed;
“South African Rand”, “R” or “Rand”	means the lawful currency of the Republic of South Africa;
“Subsidiary”	means any subsidiaries as defined in section 1159 of the Companies Act 2006;
B-A-4

“Target”
means AngloGold Ashanti Holdings plc, a company incorporated in accordance with the laws of the Isle of Man with registration number 001177V and having its registered office at Falcon Cliff, Palace Road, Douglas, the Isle of Man, IM2 4LB;

“Tax”
means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

“Tax Deduction”	means a deduction or withholding for or on account of Tax from a payment under a Loan Note; and
(B)
Words denoting the singular number shall include the plural number and vice versa; words denoting the masculine gender shall include the feminine gender. References to a “person” shall be construed so as to include any individual, firm, company, corporation, body corporate, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality).

(C)
References to “Schedules” are to the schedules to this Deed which form part of this Deed and shall have the same force and effect as if set out in the body of this Deed and any reference to “this Deed” or “Deed” shall include the Schedules.

(D)	Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.
(E)	All headings and titles are inserted for convenience only and shall not affect the interpretation of this Deed.
(F)	References to the “nominal amount” of a Loan Note or “par” shall mean the nominal amount of that Loan Note.
2.	ISSUE, FORM AND STATUS
(A)	The aggregate nominal amount of the Loan Notes is R [•].
(B)
The Loan Notes shall be issued and credited as fully paid in denominations or integral multiples of one South African Rand (R 1) in nominal amount and shall be held subject to and with the benefit of the Conditions. Such Conditions and all the obligations and covenants contained in them on the parts of the Company and the Noteholder shall be binding on the Company and the Noteholder and all persons claiming through them and shall take effect in the same manner as if such Conditions were set out in the body of this Deed.

(C)
The Loan Notes are direct and unsecured obligations of the Company and shall rank pari passu, without any discrimination or preference between them, with all other unsecured and unsubordinated obligations of the Company, except to the extent provided by law.

(D)
All payments to be made by the Company in respect of the Loan Notes and under this Deed to the Noteholder shall be made in full without set-off or counterclaim and free and clear of and without any deduction or withholding whatsoever, except to the extent required by law.

3.	REDEMPTION AND REPAYMENT
As and when the Loan Notes or any of them are required to be redeemed or repaid in accordance with the Conditions, the Company shall pay to the Noteholder the full amount of the Indebtedness payable in respect of the Loan Notes held by the Noteholder or, as the case may be, such part of such Indebtedness as in accordance with the Conditions is required to be redeemed or repaid.
4.	PAYMENTS
(A)
The Indebtedness payable in respect of the Loan Notes may be paid by telegraphic transfer or bank transfer or by means of Bankers Automated Clearing System to such person(s) and to such bank account(s) as the Noteholder may in writing direct. For the purpose of receiving payments by telegraphic transfer or bank

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transfer or by means of the Bankers Automated Clearing System, the Noteholder shall, within ten (10) Business Days of a written request from the Company, give full details of the bank account in the name of the Noteholder to whom the sum so payable is to be paid.
(B)
Any such telegraphic transfer or bank transfer (including any payment made by means of Bankers Automated Clearing System) shall be a satisfaction of the principal represented thereby. All payments under this Deed (including of principal) will be made without any deduction or withholding unless such deduction or withholding is required by law. If a Tax Deduction is required to be made by the Company, the Company shall pay to the Noteholder such additional amount as will, after such Tax Deduction, leave the Noteholder with the same amount as it would have been entitled to receive in the absence of any such requirement to make a Tax Deduction, provided that if the Noteholder shall have transferred the Loan Notes (or the benefit in whole or in part of the Loan Notes) or shall have changed its tax residence or the permanent establishment to which the rights under the Loan Notes are allocated, then the liability of the Company under this Clause 4(B) to pay an additional amount shall be limited to that (if any) which it would have had had no such transfer or change taken place. The parties shall cooperate in completing any procedural formalities necessary to ensure that payments can be made under this Deed without a Tax Deduction.

5.	ENFORCEMENT
At any time after the Loan Notes have become repayable, the Noteholder may, without further notice, institute such proceedings as they may think fit to enforce payment of the moneys due on that date in accordance with this Deed and the Conditions.
6.	CERTIFICATES
The Noteholder shall be entitled free of charge to a certificate for the Loan Notes (a “Loan Note Certificate”) registered in its name. Any Loan Note Certificates shall refer to this Deed, shall be substantially in the form set out in Part 1 of the Schedule, shall have endorsed on it the Conditions and shall be issued under the signature of two duly authorised signatories of the Company or under the common or securities seal of the Company to be affixed in the manner provided by the Articles of Association at the relevant time of the Company or in such other manner as may be permitted by statute and authorised by the Directors.
7.	TRANSFER
(A)
All or part of the Loan Notes may be transferred to a Permitted Transferee, subject to the transferor notifying the Company of such transfer in writing and providing the Company with the instrument of transfer. Such instrument of transfer shall be in writing signed by or on behalf of the transferor under its common or corporate seal or under the hand of a duly authorised representative (in which event, the transfer must be accompanied by the authority of such person), and may be in any usual or common form.

(B)
If requested by the Company in respect of a transfer effected in accordance with paragraph (A) above, the Noteholder shall provide to the Company, as soon as reasonably practicable following such request, either (i) the relevant Loan Note Certificate; (ii) an indemnity in respect of the loss thereof; or (iii) confirmation that the relevant Loan Note Certificate is in the hands of the Company (in the case of (ii) or (iii) both in a form reasonably satisfactory to the Company), and such other evidence as the Directors may reasonably require to prove the title of the transferor and/or its right to transfer the Loan Notes. All instruments of transfer shall be retained by or on behalf of the Company.

(C)	No fee shall be payable in respect of any transfer. If applicable, a balancing Loan Note Certificate shall be issued without charge to the person or persons entitled to it as soon as possible.
8.	REPLACEMENT OF LOAN NOTES
If any Loan Note Certificate is defaced, worn-out, lost or destroyed it may be renewed or replaced on such terms (if any) as to evidence and indemnity and payment of any expenses incurred by the Company in investigating any relevant evidence as the Directors may reasonably determine but otherwise free of charge and (in the case of defacement or wearing-out) upon delivery up of the old Loan Note Certificate.
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9.	NOTICES
(A)
Any notice required to be given to the Noteholder by the Company under this Deed may be given either personally, by sending it by post or by sending it as an electronic communication to any address or electronic address (as applicable) which the Noteholder has previously notified to the Company as being suitable for that purpose.

(B)
Every person who becomes entitled to the Loan Notes shall be bound by any notice in respect of that Loan Note which, before the Loan Notes were transferred to it, has been given to the person(s) from whom it derives its title, whether derived directly or indirectly.

(C)
Any notice required to be given to the Company by the Noteholder under this Deed may be given either personally, by sending it by post or by sending it as an electronic communication to any address or electronic address (as applicable) which the Company has previously notified to the Noteholder as being suitable for that purpose.

10.	DEALINGS
The Loan Notes are not capable of being dealt in on any stock exchange in the United Kingdom or elsewhere and no application has been or is intended to be made to any stock exchange for the Loan Notes to be listed or otherwise traded.
11.	ENDORSEMENT
A memorandum of execution of any deed supplemental to this Deed shall be endorsed by the Company on this Deed.
12.	PARTIAL INVALIDITY
If at any time one or more of the provisions of this Deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Deed, nor the legality, validity or enforceability of such provisions under the law of any jurisdiction, shall be in any way affected or impaired as a result.
13.	GOVERNING LAW AND JURISDICTION
(A)
This Deed and the Loan Notes, and any dispute or claim arising out of or in connection with the Deed and the Loan Notes or their subject matter (including any non-contractual obligations, disputes or claims arising in connection therewith) (a “Dispute”) shall be governed by and construed in accordance with English law.

(B)	The courts of England and Wales are to have exclusive jurisdiction to settle any Dispute.
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IN WITNESS of which this Deed has been executed and delivered as a deed on the date which first appears above.
Executed as a deed by	)
ANGLOGOLD ASHANTI PLC	)
acting by two directors	)
Director

Director
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SCHEDULE
PART 1
FORM OF LOAN NOTE CERTIFICATE
Certificate No.	Transfer number	Date of registration	Amount Rand
ANGLOGOLD ASHANTI PLC
(the “Company”)

(Incorporated under the Companies Act 2006 (as amended)
and registered in
England and Wales No. 14654651)

R [•] UNSECURED LOAN NOTES
Issued in accordance with the Company’s Articles of Association and created pursuant to a Resolution of the board of directors passed on [•] 2023.
THIS IS TO CERTIFY THAT
the below-named (the “Noteholder”) is the holder of the amount set out below of the R [•] unsecured loan notes (the “Loan Notes”) constituted by a deed entered into by the Company on [•] 2023 as amended and in force from time to time (the “Deed”) and issued with the benefit of, and subject to, the provisions contained in such Deed and the Conditions endorsed hereon. Words and expressions defined in the Deed shall, unless the context requires otherwise, have the same meaning when used in this Loan Note Certificate.
The Loan Notes are repayable and redeemable in accordance with Condition 2 (Repayment and redemption) of the Conditions.
The Loan Notes are transferable only in accordance with the terms of the Deed. Save as otherwise provided in the Deed, this Loan Note Certificate must be surrendered before any new Loan Note Certificate can be issued.
This Loan Note Certificate is evidence of entitlement only. Title to the Loan Notes passes only in accordance with the terms of the Deed.
Names of Noteholder(s)	Amount of Notes (in nominal amount)
AngloGold Ashanti Limited	R [•]
The Loan Notes and any non-contractual rights arising out of or in connection with the Loan Notes shall be governed by and construed in accordance with English law.
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This Loan Note is executed and delivered as a deed by ANGLOGOLD ASHANTI PLC.
Executed as a deed by	)
ANGLOGOLD ASHANTI PLC	)
acting by two directors	)
Director

Director
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PART 2
THE CONDITIONS
Words and expressions defined in the Deed shall bear the same meanings when used herein.
1.	FORM AND STATUS
The Loan Notes are issued in amounts or integral multiples of R 1 in nominal amount and constitute unsecured and unsubordinated obligations of the Company.
2.	REPAYMENT AND REDEMPTION
(A)	The Company shall at any time be entitled to redeem on any Redemption Date notified to the Noteholder all or part of the outstanding Loan Notes at par.
(B)	The Noteholder shall at any time be entitled to demand the redemption on any Redemption Date notified to the Company of all or part of the outstanding Loan Notes at par.
(C)
Wherever Loan Notes are due to be redeemed under any of the provisions hereof, the Noteholder shall, if requested by the Company, as soon as reasonably practicable following such request, deliver up the relevant Loan Note Certificates to the Company or as the Company shall direct and, if any Loan Note Certificate so delivered up represents part of the principal of the Loan Notes not then due to be redeemed, the Company may endorse such Loan Note Certificate with a memorandum of the date and amount paid to the holder of such Loan Note and return the same or may cancel such Loan Note Certificate and, without charge, issue to the Noteholder a new Loan Note Certificate for the balance of the principal due to the Noteholder and not so redeemed.

3.	PURCHASE
The Company may at any time by agreement with the Noteholder purchase any Loan Notes at any price by tender, private treaty or otherwise.
4.	CANCELLATION
Any Loan Notes repaid, redeemed or purchased by, or distributed or otherwise transferred to, the Company shall forthwith be cancelled and shall not be available for reissue.
5.	TRANSFER
The Loan Notes are transferable subject to Clause 7 (Transfer) of the Deed.
6.	MODIFICATION OF RIGHTS
The provisions of the Deed and the Conditions may from time to time be modified, abrogated or compromised in any respect by the Company with the consent of the Noteholder.
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ANNEX C—FORM OF ANGLOGOLD ASHANTI PLC ARTICLES OF ASSOCIATION
C-1

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Except as hereinafter set forth, there is no provision of any contract, arrangement or statute under which any director or officer of NewCo is insured or indemnified in any manner against any liability that he may incur in his capacity as such.
Section 232 of the U.K. Companies Act provides as follows:
“Any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.
Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company, or of an associated company, against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is void, except that it is permitted to:
a)	purchase and maintain for a director of the company insurance against any such liability,
b)	indemnify the director against liability incurred by the director to a person other than the company or an associated company (a “qualifying third party indemnity provision”), or
c)
indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with the company’s activities as trustee of the scheme (a “qualifying pension scheme indemnity provision”).

This section applies to any provision, whether contained in a company’s articles or in any contract with the company or otherwise.
Nothing in this section prevents a company’s articles from making such provision as has previously been lawful for dealing with conflicts of interest.”
The NewCo Articles provide that, as far as the legislation allows this, NewCo can indemnify any director or former director of the company or any associated company against any liability.
The existing director’s and officer’s liability insurance for the Group covers the current NewCo directors and officers while NewCo remains a subsidiary of AGA and it is expected that it will be extended to cover NewCo directors and officers once NewCo becomes the new holding company of the Group in connection with the implementation of the Reorganization.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 21.	Exhibits and Financial Statements
The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.
Exhibit Number	Description	Method of Filing
2.1	Scheme Implementation Agreement between AngloGold Ashanti (UK) Limited and AngloGold Ashanti Limited, concluded on May 12, 2023	Included as Annex A to the prospectus that forms a part of this Registration Statement
2.2	Irrevocable Offer to Purchase by AngloGold Ashanti (UK) Limited, executed on May 12, 2023	Included as Annex B to the prospectus that forms a part of this Registration Statement
3.1	AngloGold Ashanti plc Articles of Association	To be filed by amendment
5.1	Opinion of Slaughter and May, English law counsel	Filed herewith
8.1	Opinion of Cravath, Swaine & Moore LLP regarding certain U.S. federal income tax matters	Filed herewith
8.2	Opinion of Bowman Gilfillan Inc. regarding certain South African law tax matters	Filed herewith
8.3	Opinion of Slaughter and May regarding certain English law tax matters	Filed herewith
23.1	Consent of Ernst & Young Incorporated, independent registered public accounting firm	To be filed by amendment
23.2	Consent of BDO LLP, independent registered public accounting firm	To be filed by amendment
23.3	Consent of Cravath, Swaine & Moore LLP	Included as part of Exhibit 8.1
23.4	Consent of Bowman Gilfillan Inc.	Included as part of Exhibit 8.2
23.5	Consent of Slaughter and May	Included as part of Exhibit 5.1 and Exhibit 8.3
23.6	Consent of Chairperson of the Mineral Resource and Mineral Reserve Leadership Team	To be filed by amendment
23.7	Consents of Qualified Persons for Technical Report Summary, Geita Gold Mine, A Life of Mine Summary Report	To be filed by amendment
23.8	Consents of Qualified Persons for Technical Report Summary, Kibali Gold Mine, A Life of Mine Summary Report	To be filed by amendment
23.9	Consents of Qualified Persons for Technical Report Summary, Obuasi, A Life of Mine Summary Report	To be filed by amendment
24.1	Powers of Attorney (included on signature page to this registration statement)	Included on signature page
99.1	Consent of Maria Ramos	To be filed by amendment
99.2	Consent of Rhidwaan Gasant	To be filed by amendment
99.3	Consent of Gillian Doran	To be filed by amendment
99.4	Consent of Kojo Busia	To be filed by amendment
99.5	Consent of Alan Ferguson	To be filed by amendment
99.6	Consent of Albert Garner	To be filed by amendment
99.7	Consent of Scott Lawson	To be filed by amendment
99.8	Consent of Maria Richter	To be filed by amendment
99.9	Consent of Jochen Tilk	To be filed by amendment
99.10	Materials relating to AGA Shareholders’ Meeting	To be filed by amendment
99.11	Extract of Section 164 of the Companies Act	Filed herewith
107	Filing fee table	To be filed by amendment

Item 22.	Undertakings
The undersigned registrant hereby undertakes:
(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by section 10(a)(3) of the Securities Act;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 per cent. (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)
to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering;

(5)
that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)
that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c)
That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(d)
(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)
To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [•], State of [•], on [•], 2023.
AngloGold Ashanti (UK) Limited

By:
Name:
Title:
Each of the undersigned do hereby constitute and appoint Alberto Calderon Zuleta and Robert Paul Harling Hayes and each of them, individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, in his or her name, place and stead, in any and all capacities (including his capacity as a director and / or officer of the registrant), to sign any and all amendments and post-effective amendments and supplements to this registration statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below on the [•] day of [•] 2023.
Signature	Title

Executive Director (Principal Executive Officer)
Alberto Calderon Zuleta

Executive Director (Principal Financial Officer and Principal Accounting Officer)
Robert Paul Harling Hayes

Authorized Representative in the United States
Gillian Ann Doran